Form 20-F
K Wave Media Ltd.
filed 2025-05-14
CIK 2000756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 13, 2025

Commission File Number: 001-42648

K WAVE MEDIA LTD.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

121 South Church Street

George Town, Grand Cayman,

KY1-1104
Cayman Islands

(Address of principal executive offices)

Copy to:

Tan Chin Hwee

Chief Executive Officer

121 South Church Street

George Town, Grand Cayman,

KY1-1104
Cayman Islands

Telephone: 703-790-0717

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	KWM	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one ordinary share at an exercise price of $11.50 per share	KWMW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On May 13, 2025, the issuer had 63,246,290 ordinary shares, no par value per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☐

i

EXPLANATORY NOTE

On May 13, 2025 (the “Closing Date”), K Wave Media Ltd., a Cayman Islands exempted company (“Pubco” or the “Company”), consummated the previously announced business combination pursuant to the merger agreement, dated as of June 15, 2023, as modified by the joinder agreement, dated July 13, 2023, the First Amendment, dated March 11, 2024, the Second Amendment, dated June 28, 2024, the Third Amendment to Merger Agreement, dated July 25, 2024 and the Fourth Amendment to Merger Agreement, dated December 11, 2024 (the “Merger Agreement”), by and among the Company, Global Star Acquisition Inc., a Delaware corporation (“Global Star”), K Enter Holdings Inc., a Delaware corporation (“K Enter”) and GLST Merger Sub, Inc., a Delaware corporation (“Merger Sub”),

The following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

●	On May 13, 2025, Global Star was reincorporated to Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of common stock of Global Star, other than Global Star common stock owned by Global Star as treasury shares or any Global Star common stock owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one ordinary share of PubCo (the “PubCo Ordinary Share”), (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one PubCo Ordinary Share at a price of $11.50 per whole share (the “PubCo Warrant”), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one PubCo Ordinary Share at the closing of a business combination (the “PubCo Right”), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one PubCo Ordinary Share, one PubCo Warrant, and one PubCo Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically canceled and retired and ceased to exist.

●	On May 13, 2025, Merger Sub merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of PubCo Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

In connection with the closing of the Business Combination, the aggregate consideration for the Acquisition Merger was $590,000,000, payable in the form of 59,000,000 newly issued PubCo’s Ordinary Shares valued at $10.00 per share.

Acquisition of the Six Korean Entities

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Studio,” and collectively, the “Six Korean Entities”) was a closing condition to the Business Combination.

On January 2nd, 2025, K Enter closed the equity purchase for Play Company first and the acquisitions of each of the Six Korean Entities other than Play Company closing subsequently.

The acquisition of Play company by K Enter was accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. As Play Company’s basis of accounting is IFRS, the combined K Enter – Play Company entity basis of accounting was IFRS.

The acquisitions of each of the Six Korean Entities other than Play Company by K Enter post the acquisition of Play Company was accounted for in accordance with the acquisition method of accounting under IFRS 3, with K Enter post the acquisition of Play Company considered to be the acquirer of each of the Six Korean Entities other than Play Company. As K Enter post the acquisition of Play Company basis of accounting was IFRS, New K Enter’s basis of accounting was IFRS.

Under the acquisition method of accounting, the preliminary purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction were expensed as incurred.

Accounting Acquirer

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 as Global Star does not meet the criteria to be determined a business under IFRS 3. Under this method of accounting, Global Star was treated as the acquired company for financial reporting purposes, and New K Enter was treated as the acquirer for financial statement reporting purposes.

PIPE Securities Purchase Agreement

On January 31, 2025, the Company entered into a securities purchase agreement (the “PIPE Securities Purchase Agreement”), with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and the Company has agreed to issue and sell to the PIPE Investors, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), promissory notes (the “PIPE Notes”) convertible into shares of Company common stock, par value $0.0001 per share (the financing under the PIPE Securities Purchase Agreement hereinafter referred to as the “PIPE Financing”) with an aggregate original principal amount of $4.5 million (the “Aggregate Closing PIPE Proceeds”). The PIPE Notes issued in the PIPE Financing were offered in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the PIPE Subscription Agreements. In addition, upon conversion the PIPE Investors shall receive approximately 900,000 shares of K Enter common stock from a K Enter shareholder, such shares shall be convertible into shares of Company common stock, par value $0.0001 per share.

The Aggregate Closing PIPE Proceeds will be a part of the aggregate cash proceeds available for release to the Company in connection with the transactions contemplated by the Business Combination Agreement. The PIPE Notes are convertible into shares of Common Stock, $0.0001 par value per share, at a price of $10.00 per share, to be adjusted downwardly as further described in the Form of Convertible Senior Unsecured Note, bear interest at 3.00% to be paid semi-annually, and mature on the thirty-sixth (36) month anniversary of the issuance date of the PIPE Notes.

Pursuant to the PIPE Securities Purchase Agreement, the PIPE Investors will entered into a registration rights agreement (the “PIPE Registration Rights Agreement”) at the closing of the transactions contemplated by the PIPE Securities Purchase Agreement (the “PIPE Closing”). Pursuant to the Registration Rights Agreement, the Company agrees to provide certain registration rights with respect to the shares of its Common Stock issuable upon conversion of the PIPE Notes in accordance with the terms of the PIPE Notes.

Pubco Ordinary Shares and Pubco Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “KWM” and “KWMW”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “Pubco” or the “Company” refer to K Wave Media Ltd., a Cayman Islands exempted company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	the ability of Pubco to realize the benefits expected from the Business Combination and to maintain the listing of the Pubco Ordinary Shares on Nasdaq;

●	changes in global, regional or local business, market, financial, political and legal conditions, including the development, effects and enforcement of laws and regulations and the impact of any current or new government regulations in the United States and Cayman Islands affecting Pubco’s operations and the continued listing of Pubco’s securities;

●	Pubco’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

●	Actions relating to the business, operations and financial performance of Pubco

●	Pubco’s ability to comply with applicable anti-corruption legislation and other governmental laws;

●	Pubco’s ability to respond to general economic conditions;

●	Pubco’s ability to develop and maintain effective internal controls;

●	assumptions regarding interest rates and inflation; and

●	competition and competitive pressures from other companies worldwide in the industries in which Pubco operates.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of the proxy statement/prospectus (the “Proxy Statement/Prospectus”) forming a part of the Registration Statement filed in connection with the Business Combination, which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Pubco’s Directors and Executive Officers After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is 121 South Church Street, George Town, Grand Cayman, KY1-1104 Cayman Islands.

B. Advisers

Duane Morris LLP, 901 New York Ave NW 700 E, Washington, DC 20001, United States, has acted as U.S. securities counsel for the Global Star and Merger Sub and will act as U.S. securities counsel to the Company following the completion of the Business Combination.

Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, has acted as U.S. securities counsel for the Company prior to closing. Maples and Calder (Cayman) LLP, Cayman Islands, have acted as counsel for the Company with respect to Cayman law.

C. Auditors

For the period from June 22, 2023 (inception) to December 31, 2023, Samil PricewaterhouseCoopers, has acted as the independent registered public accounting firm for K Wave Media Ltd. and will be the Company’s independent registered public accounting firm following the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2024, after giving effect to the Business Combination and the agreements as described above:

As of DECEMbER 31, 2024
Pro Forma
(in thousands)
Cash and cash equivalents	$9,080

Equity:
Ordinary shares	6
Share premium	155,383
Reserves	(19.918)
Accumulated loss	(29,566)
Total equity:	105,905
Debt:
Short-term borrowings	3,975
Current portion of long-term borrowing	1,427
Promissory note - underwriter	2,000
Consideration payable	23,816
Contingent consideration payable	8,630
Convertible senior unsecured notes	8,466
Total Debt:	46,887

Total capitalization	$154,219

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Merger Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “K Wave’s Business” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “Questions and Answers About the Business Combination and the Special Meeting,” which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is www.kwavemedia.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “K Wave’s Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.,” which are incorporated herein by reference.

C. Organizational Structure

The diagram below depicts a simplified version of the Company immediately following the consummation of the Business Combination.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of the Company is set forth in Exhibit 15.2 hereto, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Pubco’s Directors and Executive Officers After the Business Combination” and is incorporated herein by reference.

B. Compensation

K Wave Named Executive Officer and Director Compensation

This section discusses material components of the executive compensation programs for the Company’s executive officers who are named in the “Summary Compensation Table” below. In 2024, the Company named executive officers (“NEO”) and their positions were as follows:

Name	Age	Position
Pyeung Ho Choi	66	Co-Founder and Chairman
Ted Kim	53	Co-Founder of K Enter and Director
Tan Chin Hwee	52	Director and Executive Chairman and Interim Chief Executive Officer
Hyuk Jin Lee	51	Director
Han Jae Kim (Patrick Kim)	35	Director
Young Jae Lee	49	Co-Founder and Director
Jun Jong	53	Chief Financial Officer
Jihun Byun	45	Chief Accounting Officer
Jeong Hoon Bae	45	Head of Content Production

This discussion may contain forward-looking statements that are based on K Enter’s current plans, considerations, expectations, and determinations regarding future compensation programs.

Summary Compensation Table

The following table contains information pertaining to the compensation of K Enter named executives for the fiscal years 2023 and 2024.

Summary Compensation Table — Fiscal Years 2024 and 2023

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tan Chin Hwee	2024	$214,200	0	$500,000	0	0	0	0	714,200
Executive Chairman and interim CEO	2023	$0	0	0	0	0	0	0	$0
Jun Jong	2024	$88,013	0	0	0	0	0	0	88,013
CFO	2023	$57,394	0	0	0	0	0	$0	$57,394
Jihun Byun	2024	$146,689	0	$2,147,580	0	0	0	0	2,294,269
	2023	$38,263	0	0	0	0	0	$0	$38,263

Outstanding Equity Awards as of December 31, 2024

There were no outstanding options to acquire K Wave ordinary shares held by K Wave NEOs as of December 31, 2024. The K Wave NEOs did not hold any other outstanding equity awards as of that date.

Director Compensation — Fiscal 2024

The following table sets forth information regarding the compensation paid to, or earned by our directors, during fiscal 2024:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Pyeung Ho Choi	$0	0	$0
Young Jae Lee	$0	0	$0
Tan Chin Hwee	$0	0	$0
Ted Kim	$13,000	0	$13,000
Han Jae(Patrick) Kim	$0	0	$0
Hyuk Jin Lee	$0	0	$0

As of December 31, 2024, Pubco had no formal plan for compensating its directors.

Following Closing, decisions with respect to the compensation of Pubco’s executive officers, including its named executive officers, will be made by the compensation committee of the Pubco Board. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

Pubco anticipates that compensation for its executive officers will have the following components: [base salary, cash bonus opportunities, long-term incentive compensation, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. PubCo intends to also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention].

Annual Bonuses

Pubco expects that it will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. It expects that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment and service agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Stock-Based Awards

Pubco expects to use stock-based awards in future years to promote its interests by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of PubCo shareholders. Stock-based awards for its directors and named executive officers may be awarded in future years under a new employee incentive plan upon or after consummation of the Business Combination, which would be adopted by the PubCo Board in connection with the Business Combination.

Director Compensation

Following the Business Combination, non-employee directors of Pubco will receive varying levels of compensation for their services as directors and members of committees of the Pubco Board, in accordance with a non-employee director compensation policy that will be put in place following the Business Combination. Pubco anticipates determining director compensation in accordance with industry practice and standards.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Pubco’s Directors and Executive Officers After the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Business of K Enter — Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the Post-Closing Pubco Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of the Post-Closing Pubco Ordinary Shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Pubco Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of the Closing Date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Pubco Ordinary Shares beneficially owned is computed on the basis of 63,162,000 Pubco Ordinary Shares outstanding on the Closing Date, after giving effect to the Business Combination and the agreements described above, not including the Ordinary Shares issuable upon the exercise of outstanding warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Post-Closing Pubco Ordinary Shares beneficially owned by them. To our knowledge, no Post-Closing Pubco Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise noted, the business address of each of our shareholders is 16192 Coaster Highway, Lewes, Delaware 19958.

Name and Address of Beneficial Owner	Number of Pubco Ordinary Shares Beneficially Owned	Percentage of Pubco Ordinary Shares
5% Holders of Pubco:
Anthony Ang(1)(2)	2,488,047	3.94%
Ted Kim(1)(2)(3)	8,594,918	13.61%
Directors and Executive Officers of PubCo
Pyeung Ho Choi(3)	5,020,283	7.95%
Young Jae Lee(4)	4,671,301	7.40%
Ted Kim(1)(2)(3)	8,594,918	13.61%
Tan Chin Hwee(4)	572,792	0.91%
Hyung Seok Cho(4)	8,673,667	13.74%
Tae Woo Kim(4)	214,758	0.34%
Jihun Byun(4)	214,758	0.34%
Jung Hoon Bae(4)	603,071	0.96%
Jae Keun Kim(5)	5,280,511	8.36%
All Executive Officers and Directors as a Group	33,846,059	53.61%

(1)	Global Star Acquisition 1 LLC, Global Star’s sponsor, is the record holder of 2,438,225 shares of Global Star common stock that will be converted into shares of PubCo Ordinary Shares on a 1-for-1 basis in the Reincorporation Merger. Anthony Ang, Global Star’s Chairman and Chief Executive Officer and Ted Kim, are managing members of Global Star’s Sponsor. By virtue of this relationship, Mr. Ang and Mr. Kim may be deemed to share beneficial ownership of the securities held of record by Global Star’s Sponsor. Mr. Ang and Mr. Kim disclaim any such beneficial ownership except to the extent of his pecuniary interest. The business address of Global Star Acquisition 1 LLC, Mr. Ang and Mr. Kim is 1641 International Drive, Unit 208, McLean, VA.
(2)	Interests shown before the Business Combination consist solely of founder shares, classified as shares of Class B Common Stock, as well as placement shares after the IPO. Founder shares are convertible into shares of Class A Common Stock on a one-for-one basis, subject to adjustment. These shares will be converted into Pubco Ordinary Shares on a 1-for-1 basis. The business address of Mr. Khoo, Mr. Cui, Mr. Drew, Mr. Win, Mr. Chong, Mr. Chew and Mr. Rannila is 1641 International Drive, Unit 208, McLean, VA.
(3)	Ted Kim is the beneficial owner of 19,564 shares of K Enter common stock through his ownership and control of Global Fund LLC, which owns 12,000 shares of K Enter common stock, and Lodestar USA, Inc. which owns 7,564 shares of K Enter common stock. The 19,564 shares of K Enter common stock beneficially owned by Mr. Kim through his ownership and control of Global Fund LLC and Lodestar USA, Inc. will be converted into an aggregate amount of 6,106,871 PubCo Ordinary Shares in the Business Combination.
(4)	The business address of Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Hyung Seok Cho, Tae Woo Kim, Jihun Byun, Jung Hoon Bae and Jae Keun Kim is 16192 Coastal Highway, Lewes DE 19958.
(5)	Jae Keun Kim is the beneficial owner of 16,917 shares of K Enter common stock as follows 250 shares of K Enter common stock he owns individually and through his ownership and control of Xeno Investment Asia, which owns 10,000 shares of K Enter common stock, and JVC Inc. which owns 6,667 shares of K Enter common stock. The 16,917 shares of K Enter common stock beneficially owned by Mr. Kim individually and through his ownership and control of Xeno Investment Asia and JVC Inc. will be converted into an aggregate amount of 5,280,511 PubCo Ordinary Shares in the Business Combination.

B. Related Person Transactions

Information regarding certain related person transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions — K Enter” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Pubco Ordinary Shares and Pubco Warrants

Pubco Ordinary Shares and Pubco Warrants are listed on Nasdaq under the symbols “KWM” and “KWMW”, respectively. Holders of the Pubco Ordinary Shares and Pubco Warrants should obtain current market quotations for their securities.

Lock-ups

Information regarding the lock-up restrictions applicable to the Pubco Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Summary of the Proxy Statement/Prospectus – Other Documents Relating to the Business Combination” and is incorporated herein by reference.

Warrants

Upon the completion of the Business Combination, there were 9,698,225 Pubco Warrants outstanding. The Warrants, which entitle the holder to purchase one Pubco Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Pubco Ordinary Shares and Warrants are listed on Nasdaq under the symbols KWM and KWMW, respectively. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has a share capital of US$50,000 divided into 5,000,000 ordinary shares of par value US$0.01 each, and there is no limit on the number of shares of any class which the Company is authorized to issue.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

B. Amended and Restated Articles of Association

Information regarding certain material provisions of the A&R Articles of Association is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 3 The Governance Proposals” and is incorporated herein by reference.

C. Material Contracts

Except as described above under the heading “Explanatory Note”, information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement” and “Related Agreements” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There are no governmental laws, decrees, regulations or other legislation in Cayman that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Pubco, or that may affect the remittance of dividends, interest, or other payments by Pubco to non-resident holders of its Post-Closing Pubco Ordinary Shares. There is no limitation imposed by Cayman law or in the A&R Articles of Association on the right of non-residents to hold or vote shares.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Pubco Ordinary Shares and Pubco Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Consequences of The Business Combination” and is incorporated herein by reference.

F. Dividends and Paying Agents

Pubco has not paid any dividends to its shareholders. Following the completion of the Business Combination, Pubco’s board of directors will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, Pubco’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that Pubco’s board of directors may deem relevant.

G. Statement by Experts

The financial statements of Global Star Acquisition Inc. as of December 31, 2024 and 2023, and for the years then ended, included in the Annual Report on Form 10-K for the year ended December 31, 2024, have been audited by Marcum, LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph expressing substantial doubt about the ability of Global Star Acquisition Inc. to continue as a going concern as described in Note 1 to those financial statements) which is incorporated herein by reference. Such consolidated financial statements have been incorporated by reference in reliance upon the report pertaining to such consolidated financial statements of such firm given upon the authority of said firm as experts in auditing and accounting.

The financial statements of K Wave Media Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and the period from June 22, 2023 (inception) to December 31, 2023 included in this Shell Company Report on Form 20-F have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of K Enter Holdings Inc. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and for the period from January 4, 2023 (inception) to December 31, 2023 included in this Shell Company Report on Form 20-F have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Play Company Co., Ltd. as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 included in this Shell Company Report on Form 20-F have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Solaire Partners LLC. as of December 31, 2024 and December 31, 2023 and for the years then ended included in this Shell Company Report on Form 20-F have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Apeitda Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended included in this Shell Company Report on Form 20-F have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of The LAMP Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended included in this Shell Company Report on Form 20-F have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Bidangil Pictures Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended included in this Shell Company Report on Form 20-F have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Studio Anseilen Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and for the period from March 6, 2023 (inception) to December 31, 2023 included in this Shell Company Report on Form 20-F have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.kwavemedia.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Form 20-F.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is set forth in Exhibits 15.2, 15.3, and 15.4 hereto, which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Pubco Warrants is described in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities—Pubco Warrants.”

PART II

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of K Wave Media Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and the period from June 22, 2023 (inception) to December 31, 2023 are attached as exhibit 15.14.

The consolidated financial statements of Play Company Co., Ltd. as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 are attached as exhibit 15.15

The financial statements of Solaire Partners LLC. as of December 31, 2024 and December 31, 2023 and for the years then ended are attached as exhibit 15.16

The financial statements of Apeitda Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended are attached as exhibit 15.17

The financial statements of The LAMP Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended are attached as exhibit 15.18

The consolidated financial statements of Bidangil Pictures Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended are attached as exhibit 15.19

The financial statements of Studio Anseilen Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and for the period from March 6, 2023 (inception) to December 31, 2023 are attached as exhibit 15.20

The financial statements of K Enter Holdings Inc. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and for the period from January 4, 2023 (inception) to December 31, 2023 are attached as exhibit 15.21.

The consolidated financial statements of Global Star Acquisition Inc. as of December 31, 2024, and December 31, 2023 and for the years then ended are incorporated by reference. Form 10-K filed with the SEC on April 29, 2025.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Form of Amended and Restated Memorandum and Articles of Association of K Wave Media Ltd. (incorporated by reference to Annex B to Global Star Prospectus/Proxy Statement (File No. 001-41506) filed with the SEC on January 8, 2025).

2.1	Warrant Agreement, dated as of September 22, 2022, between Global Star Acquisition Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Global Star Form 8-K (File No. 001-41506) filed with the SEC on September 22, 2022).

2.2	Rights Agreement, dated as of September 22, 2022, between Global Star Acquisition Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Global Star Form 8-K (File No. 001-41506) filed with the SEC on September 22, 2022).

2.3	Specimen Common Share Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

2.4	Specimen Warrant Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

2.5	Specimen Rights Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.1	Merger Agreement, dated as of June 15, 2023, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.2	First Amendment to the Merger Agreement, dated as of March 11, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.3	Second Amendment to the Merger Agreement, dated as of June 28, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.4	Third Amendment to the Merger Agreement, dated as of July 25, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.5	Fourth Amendment to the Merger Agreement, dated as of December 11, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on June 22, 2023).

4.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on June 22, 2023).

4.8	Form of Joinder Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on July 18, 2023).

4.7	PIPE Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Global Star Form 8-K filed with the SEC on February 7, 2025).

4.8	PIPE Notes (incorporated by reference to Exhibit 10.2 to Global Star Form 8-K filed with the SEC on February 7, 2025).

4.9	PIPE Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Global Star Form 8-K filed with the SEC on February 7, 2025).

15.1*	Unaudited pro forma condensed combined financial information.

15.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Enter

15.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.

15.4*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Play Company Co., Ltd., Solaire Partners LLC., Bidangil Pictures Co., Ltd., The LAMP Co., Ltd., Apeitda Co., Ltd. and Studio Anseilen Co., Ltd.

15.5*	Consent of Samil PricewaterhouseCoopers of K Wave Media Ltd. for report dated May 14, 2025

15.6*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm of K Enter Holdings Inc. for report dated May 14, 2025

15.7*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm of Play Company Co., Ltd. for report dated May 14, 2025

15.8*	Consent of Samil PricewaterhouseCoopers, independent auditors of Solaire Partners LLC. for report dated May 14, 2025

15.9*	Consent of Samil PricewaterhouseCoopers, independent auditors of Bidangil Pictures Co., Ltd. for report dated May 14, 2025

15.10*	Consent of Samil PricewaterhouseCoopers, independent auditors of The LAMP Co., Ltd. for report dated May 14, 2025

15.11*	Consent of Samil PricewaterhouseCoopers, independent auditors of Apeitda Co., Ltd. for report dated May 14, 2025

15.12*	Consent of Samil PricewaterhouseCoopers, independent auditors of Studio Anseilen Co., Ltd. for report dated May 14, 2025

15.13*	Consent of Marcum LLP independent registered public accounting firm for Global Star Acquisition, Inc. for report dated April 29, 2025

15.14*	The consolidated financial statements of K Wave Media Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and the period from June 22, 2023 (inception) to December 31, 2023

15.15*	The consolidated financial statements of Play Company Co., Ltd. as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024

15.16*	The financial statements of Solaire Partners LLC. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.17*	The financial statements of Apeitda Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.18*	The financial statements of The LAMP Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.19*	The consolidated financial statements of Bidangil Pictures Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.20*	The financial statements of Studio Anseilen Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and for the period from March 6, 2023 (inception) to December 31, 2023.

15.21*	The financial statements of K Enter Holdings Inc. as of December 31, 2024, and December 31, 2023, and for the year ended December 31, 2024 and for the period from January 4, 2023 (Inception) to December 31, 2023

15.22**	The Financial statements of Global Star Acquisition Inc. as filed in the Form 10-K for the year ended December 31, 2024

*	Filed herewith.
**	Filed Previously

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

K WAVE MEDIA LTD.

May 14, 2025	By:	/s/ Chin Hwee Tan
		Name:	Chin Hwee Tan
		Title:	Executive Chairman and Interim Chief Executive Officer