Form 20-F/A
K Wave Media Ltd.
filed 2025-05-16
CIK 2000756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 1

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒   No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F originally filed with the Securities and Exchange Commission on May 14, 2025, (the “Original Filing”), is being filed solely to update the Table of Contents, to include the certifications of the officers, and audit reports of Samil PricewaterhouseCoopers which were inadvertently omitted from the Original Filing.

Except as described above, this Amendment does not modify or update any other disclosures in the Original Filing and does not reflect events occurring after the date of the Original Filing.

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

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Form of Amended and Restated Memorandum and Articles of Association of K Wave Media Ltd. (incorporated by reference to Annex B to Global Star Prospectus/Proxy Statement (File No. 001-41506) filed with the SEC on January 8, 2025).

2.1	Warrant Agreement, dated as of September 22, 2022, between Global Star Acquisition Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Global Star Form 8-K (File No. 001-41506) filed with the SEC on September 22, 2022).

2.2	Rights Agreement, dated as of September 22, 2022, between Global Star Acquisition Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Global Star Form 8-K (File No. 001-41506) filed with the SEC on September 22, 2022).

2.3	Specimen Common Share Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

2.4	Specimen Warrant Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

2.5	Specimen Rights Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.1	Merger Agreement, dated as of June 15, 2023, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.2	First Amendment to the Merger Agreement, dated as of March 11, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.3	Second Amendment to the Merger Agreement, dated as of June 28, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.4	Third Amendment to the Merger Agreement, dated as of July 25, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.5	Fourth Amendment to the Merger Agreement, dated as of December 11, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Exhibit 2.5 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

4.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on June 22, 2023).

4.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on June 22, 2023).

4.8	Form of Joinder Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on July 18, 2023).

4.7	PIPE Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Global Star Form 8-K filed with the SEC on February 7, 2025).

4.8	PIPE Notes (incorporated by reference to Exhibit 10.2 to Global Star Form 8-K filed with the SEC on February 7, 2025).

4.9	PIPE Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Global Star Form 8-K filed with the SEC on February 7, 2025).

15.1*	Unaudited pro forma condensed combined financial information.

15.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Enter

15.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Wave Media Ltd.

15.4*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Play Company Co., Ltd., Solaire Partners LLC., Bidangil Pictures Co., Ltd., The LAMP Co., Ltd., Apeitda Co., Ltd. and Studio Anseilen Co., Ltd.

15.5*	Consent of Samil PricewaterhouseCoopers of K Wave Media Ltd. for report dated May 14, 2025

15.6*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm of K Enter Holdings Inc. for report dated May 14, 2025

15.7*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm of Play Company Co., Ltd. for report dated May 14, 2025

15.8*	Consent of Samil PricewaterhouseCoopers, independent auditors of Solaire Partners LLC. for report dated May 14, 2025

15.9*	Consent of Samil PricewaterhouseCoopers, independent auditors of Bidangil Pictures Co., Ltd. for report dated May 14, 2025

15.10*	Consent of Samil PricewaterhouseCoopers, independent auditors of The LAMP Co., Ltd. for report dated May 14, 2025

15.11*	Consent of Samil PricewaterhouseCoopers, independent auditors of Apeitda Co., Ltd. for report dated May 14, 2025

15.12*	Consent of Samil PricewaterhouseCoopers, independent auditors of Studio Anseilen Co., Ltd. for report dated May 14, 2025

15.13*	Consent of Marcum LLP independent registered public accounting firm for Global Star Acquisition, Inc. for report dated April 29, 2025

15.14*	The consolidated financial statements of K Wave Media Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and the period from June 22, 2023 (inception) to December 31, 2023

15.15*	The consolidated financial statements of Play Company Co., Ltd. as of December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024

15.16*	The financial statements of Solaire Partners LLC. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.17*	The financial statements of Apeitda Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.18*	The financial statements of The LAMP Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.19*	The consolidated financial statements of Bidangil Pictures Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the years then ended

15.20*	The financial statements of Studio Anseilen Co., Ltd. as of December 31, 2024 and December 31, 2023 and for the year ended December 31, 2024 and for the period from March 6, 2023 (inception) to December 31, 2023.

15.21*	The financial statements of K Enter Holdings Inc. as of December 31, 2024, and December 31, 2023, and for the year ended December 31, 2024 and for the period from January 4, 2023 (Inception) to December 31, 2023

15.22**	The Financial statements of Global Star Acquisition Inc. as filed in the Form 10-K for the year ended December 31, 2024

15.23*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

15.24*	Certification of the Principal Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

15.25***	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.

15.26***	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.

*	Filed herewith.
**	Filed Previously.
***	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

K WAVE MEDIA LTD.

May 14, 2025	By:	/s/ Chin Hwee Tan
		Name:	Chin Hwee Tan
		Title:	Executive Chairman and Interim Chief Executive Officer