Form 20-F
period 2025-12-31
K Wave Media Ltd.
filed 2026-05-15
CIK 2000756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________

For the transition period from ______________ to ______________

Commission File Number: 001-42648

K WAVE MEDIA LTD.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

121 South Church Street

George Town, Grand Cayman,

KY1-1104
Cayman Islands

(Address of principal executive offices)

Ted Kim

Chief Executive Officer

121 South Church Street

George Town, Grand Cayman,

KY1-1104
Cayman Islands

Telephone: 703-790-0717

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	KWM	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share	KWMWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On December 31, 2025, the issuer had 64,221,193 ordinary shares, $0.0001 par value per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No☐

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

☐	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
					Emerging growth company	☒

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

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

i

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F includes statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipates,” “believes,” “continues,” “could,” “estimates,” “forecasts,” “intends,” “expects,” “may,” “plans,” “predicts,” “projects,” “proposes,” “seeks,” “should,” “targets” or “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts.

Such forward-looking statements are based on available current market information and the current expectations of K Wave including beliefs and forecasts concerning future developments and the potential effects of such developments on the Company. Factors that may impact such forward-looking statements include:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

ITEM 3.A. [Reserved]

ITEM 3.B. Capitalization and Indebtedness

Not applicable.

ITEM 3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 3.D. Risk Factors

An investment in K Wave Media Ltd.’s (“we,” “us,” “our,” or “K Wave”) securities involves risks. You should carefully consider the risks described below, together with all of the other information included in this report, in evaluating us and our securities, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this report. The trading price of our securities could decline due to any of these risks, and, you may lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this report.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to K Wave Status as a Foreign Private Issuer and Emerging Growth Company

K Wave may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, K Wave is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose.

In the future, K Wave could lose its foreign private issuer status if, as of the last business day of its most recently completed second fiscal quarter, a majority of its outstanding voting securities are directly or indirectly held of record by U.S. residents and K Wave fails to satisfy any one of the additional “business contacts” tests under the U.S. securities laws. Although K Wave follows certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, K Wave’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to K Wave under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If K Wave is not a foreign private issuer, K Wave will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, K Wave would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. K Wave also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, K Wave may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, K Wave would be permitted to follow home country practice in lieu of the above requirements. As long as K Wave relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee.

In addition, K Wave could be required to report its financial statements in accordance with U.S. GAAP if it ceases to be a foreign private issuer, which could result in significant additional expenses and impact K Wave’s financial results due to the change in accounting framework. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because K Wave is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

K Wave’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of K Wave’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of K Wave, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of K Wave may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. K Wave, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that K Wave’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

As a foreign private issuer, K Wave will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the K Wave Ordinary Shares.

K Wave’s status as a foreign private issuer means that K Wave is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, K Wave is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, K Wave’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of K Wave’s securities. For example, some of K Wave’s key executives may sell a significant amount of K Wave Ordinary Shares and such sales are not required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of K Wave Ordinary Shares may decline significantly. Moreover, K Wave is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. K Wave is not subject to Regulation FD under the Exchange Act, which would prohibit K Wave from selectively disclosing material non-public information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning K Wave than there is for U.S. public companies.

As a foreign private issuer, K Wave has filed and will continue to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after K Wave publicly announces these events. However, because of the above exemptions for foreign private issuers, which K Wave intends to rely on, K Wave shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

The JOBS Act permits “emerging growth companies” like K Wave to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

K Wave is and expects that it will continue to qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company generally is a company with total annual gross revenues of less than $1.235 billion during its most recently completed fiscal year. A company that is an emerging growth company may remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of its first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (ii) the last day of the fiscal year in which it has total annual gross revenues of $1.235 billion or more, (iii) the date on which it has issued more than $1.0 billion in non-convertible debt in the previous three-year period, or (iv) the date on which it is deemed to be a “large accelerated filer” under the Exchange Act. SEC Rule 12b-2 provides that a large accelerated filer is a company that has a public float of greater than $700 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report, and is not a smaller reporting company. As such, K Wave will take advantage of certain exemptions from various reporting requirements applicable to other public companies based on its status as an emerging growth company. Pursuant to Section 404 of the Sarbanes-Oxley Act, once K Wave is no longer an emerging growth company, K Wave may be required to furnish an attestation report on internal control over financial reporting issued by K Wave’s independent registered public accounting firm. When K Wave’s independent registered public accounting firm is required to undertake an assessment of its internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect K Wave’s business and results of operations.

Risks Relating to the SEPA and SPA

It is not possible to predict the Securities we will sell under the SPA to the Anson Funds, whether the Anson Funds will exercise any of the SPA Warrants for cash, or the actual gross proceeds we will receive in connection with the SPA.

On July 3, 2025, we entered into the Securities Purchase Agreement, by and among the Company, Anson Investments Master Fund, LP and Anson East Master Fund LP (together, the “Anson Funds”), and Anson Investments Master Fund L.P., as collateral agent for the Anson Funds (the “SPA”). We cannot be certain that the closing conditions with respect to the Second Closing and any Additional Closing may be met and that such closings will occur. Additionally, we cannot be certain whether the Anson Funds will exercise any of the SPA Warrants which they have purchased or will purchase for cash or at all. Accordingly, it is not possible for us to predict the additional Securities that we will sell to the Anson Funds under the SPA, if any, or the actual aggregate gross proceeds that we will receive under the SPA.

Our obligations under the SPA could have important consequences to you.

Pursuant to the Security Agreement entered into in connection with the SPA, the Company granted to Anson Investments Master Fund, LP (the “Secured Party”) a security interest in certain of the Company’s deposit accounts and digital asset accounts (including all assets therein and proceeds therefrom, whenever held by the Company) to secure all payment and other obligations of the Company under the SPA, the SPA Notes, the SPA Warrants and all other transaction documents entered into in connection with the SPA (the “SPA Obligations”). If we were to default on our SPA Obligations, the Secured Party would have the right to foreclose on our assets held these deposit and digital asset accounts (including the 88 bitcoin held in these accounts as of the date of this report). Additionally, if we are unable to raise additional capital or generate sufficient cash from operating activities, we may not have sufficient cash on hand or available liquidity that can be utilized to meet our SPA Obligations when they become due. Any such foreclosure on the part of the Secured Party or our inability to meet our SPA Obligations could have a materially adverse impact on our business, financial condition and results of operations.

Our redemption obligations under the SPA Notes upon the occurrence of a Change of Control Transaction may discourage a transaction that could be beneficial to our shareholders.

Pursuant to each SPA Note, if at any time after such SPA Note is issued, a Change of Control Transaction occurs, the holder of such SPA Note will have the right to cause the Company to redeem all or any portion of the SPA Notes then outstanding, plus all accrued and unpaid interest thereon. Our redemption obligations under the SPA Notes upon the occurrence of a Change of Control Transaction may discourage a transaction that could be beneficial to the holders of our shareholders. Further, if a Change of Control Transaction occurs, there are no assurances that we will have sufficient funds to redeem the SPA Notes.

We may not be able to generate sufficient cash to service the SPA Notes, and may be forced to take other actions to satisfy our obligations under the SPA Notes, which may not be successful.

Our ability to make scheduled payments on SPA Notes depends on our financial condition and results of operations, which in turn are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, interest and other amounts payable, if any, under the SPA Notes.

If our cash flows and capital resources are insufficient to fund our obligations under the SPA Notes, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or debt or restructure the SPA Notes. Our ability to restructure the SPA Notes or seek additional capital or debt will depend on, among other things, the condition of the capital markets and our financial condition at such time. Additional capital or debt may require us to comply with onerous covenants, which could further restrict our business operations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

Additional issuances of our Ordinary Shares as a result of the conversion of the SPA Notes or the exercising of the SPA Warrants could result in significant dilution to our shareholders.

Each SPA Note provides that, at any time after the issuance date of such SPA Note, the holder may convert all the outstanding principal and accrued and unpaid interest under such SPA Note into Ordinary Shares at a conversion price equal to 92% of the lowest daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted in the ten trading days prior to the applicable Alternate Conversion date. Such a conversion may result in a downward adjustment in the exercise price of the SPA Notes.

Additionally, each SPA Warrant provides that, if the Company, at any time while such SPA Warrant is outstanding, issues or sells any Ordinary Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, at an effective price per share less than the exercise price of such SPA Warrant then in effect (such lower price, the “Base Share Price”), then the exercise price of such SPA Warrant will be reduced to equal the Base Share Price. Further, the SPA Warrants provide that the Company may at any time during the term of such SPA Warrant reduce the then current exercise price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

If the exercise price of the SPA Notes or the exercise price of the SPA Warrants are reduced as provided therein, then the SPA Notes and SPA Warrants will be convertible or exercisable (as applicable) into a larger number of our Ordinary Shares.

Issuances of our Ordinary Shares as a result of the conversion of the SPA Notes and/or the exercising of the SPA Warrants will result in dilution to existing shareholders. The amount of dilution could be substantial depending upon the size of the conversion or exercise and depending on the exercise and conversion price then in effect. Further, sales by the Anson Funds of substantial numbers of such shares in the public market could adversely affect the market price of our shares. In addition, the perceived risk of dilution as a result of the SPA Notes and SPA Warrants may cause our shareholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our Ordinary Shares. Moreover, the perceived risk of dilution and the resulting downward pressure on our Ordinary Share price could encourage investors to engage in short sales of our Ordinary Shares, which could further contribute to price declines in our Ordinary Shares. The fact that the Anson Funds may sell substantial amounts of our Ordinary Shares in the public market could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.

It is not possible to predict the actual number of shares we will sell under the SEPA to Bitcoin Strategic, or the actual gross proceeds resulting from those sales.

On June 3, 2025, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with Bitcoin Strategic Reserve KWM LLC (“Bitcoin Strategic”). Upon the terms and subject to the satisfaction of the conditions contained in the SEPA, we will have the right, in our sole discretion, to sell to Bitcoin Strategic up to $500 million of our Ordinary Shares, subject to certain limitations set forth in the SEPA, from time to time. The Ordinary Shares that may be issued under the SEPA may be sold by us to Bitcoin Strategic at our discretion from time to time for a period of up to 36 months, unless the SEPA is earlier terminated.

We generally have the right to control the timing and amount of any sales of our Ordinary Shares to Bitcoin Strategic under the SEPA. Sales of our Ordinary Shares, if any, to Bitcoin Strategic under the SEPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Bitcoin Strategic all, some or none of the Ordinary Shares that may be available for us to sell to Bitcoin Strategic pursuant to the SEPA.

Because the per share purchase price that Bitcoin Strategic will pay for the Ordinary Shares in any transaction that we may elect to effect pursuant to the SEPA will be determined by reference to the price of Ordinary Shares during the applicable period as of the applicable purchase date, as of the date of this report, it is not possible for us to predict the Ordinary Shares that we will sell to Bitcoin Strategic under the SEPA, the purchase price per share that Bitcoin Strategic will pay for shares purchased from us under the SEPA, or the actual aggregate gross proceeds that we will receive from those purchases by Bitcoin Strategic under the SEPA.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the SEPA, we will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold to Bitcoin Strategic. If and when we do elect to sell Ordinary Shares to Bitcoin Strategic pursuant to the SEPA, after Bitcoin Strategic has acquired such shares, Bitcoin Strategic may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Bitcoin Strategic at different times will likely pay different prices for those shares and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Bitcoin Strategic as a result of future sales made by us to Bitcoin Strategic at prices lower than the prices such investors paid for their shares. In addition, if we sell a substantial number of shares to Bitcoin Strategic under the SEPA, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Bitcoin Strategic may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

We may use proceeds from sales of Ordinary Shares made pursuant to the SEPA in ways with which you may not agree or in ways which may not yield a significant return.

We have broad discretion over the use of proceeds from sales of Ordinary Shares made pursuant to the SEPA, and shareholders will not have the opportunity to assess whether the proceeds are being used appropriately. In addition, the ultimate use of the net proceeds may vary from the currently intended uses. The net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our Ordinary Shares.

Our financing arrangements, including securities purchase agreements and equity line-type facilities, could result in substantial dilution, downward pressure on our Ordinary Share price, and other adverse consequences.

We have entered into, and may in the future enter into, securities purchase agreements, standby equity purchase agreements and other financing arrangements that may provide for the issuance of Ordinary Shares, warrants, notes or other securities. These arrangements may create significant dilution for existing shareholders, and the resale of a substantial number of Ordinary Shares by investors in these financings, or the perception that such resales may occur, could cause the market price of our Ordinary Shares to decline. In addition, certain financing arrangements may include terms that increase the number of Ordinary Shares issuable upon conversion or exercise (including through price resets or anti-dilution adjustments), may require us to maintain resale registration statements, and may restrict our ability to pursue other strategic or financing transactions.

If we fail to comply with the covenants or other obligations under any such financing arrangements, we could be required to repay amounts earlier than expected, incur penalties or default interest, provide additional collateral, or face litigation or enforcement actions, any of which could adversely affect our business, financial condition and results of operations.

Risks Relating to K Wave’s Business

K Wave is a recently formed company with limited business operations of its own and has not generated any revenues to date. Further, as K Wave has limited business operations of its own, it will depend primarily on the revenue and profits generated by the businesses of its subsidiaries in which it has acquired controlling interests.

K Wave was incorporated on June 22, 2023, and is a holding company which was formed to be an intellectual property (“IP”) entertainment company primarily through the acquisition, management, and development of companies in the entertainment business focusing on IP development and production, merchandising and IP ownership and investing and then moving into other areas in the future such as virtualization and music. To complement our existing portfolio and expand our influence, K Wave actively pursues strategic partnerships, licensing agreements, and joint ventures within the entertainment industry. This allows us to access content development resources, studio facilities, and distribution channels. The objective of K Wave is to curate a portfolio of the best content. There are no assurances, however, that K Wave will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations.

There is a risk that K Wave will not be able to manage its subsidiaries or the regulatory compliance activities for each of its subsidiaries. K Wave cannot guarantee that it will be able to keep abreast of the changing legal and regulatory landscapes for each of the jurisdictions in which K Wave and its subsidiaries are expected to operate. If K Wave fails to manage its subsidiaries or the applicable regulatory compliance matters for each of its subsidiaries, then K Wave’s business and financial results may be adversely affected.

Additionally, as a holding company, K Wave will rely on earnings generated by the businesses of its subsidiaries for distributions or payments for cash flow. Therefore, K Wave’s ability to fund and conduct K Wave’s business, service any debt, and pay dividends, if any, in the future may depend on the ability of K Wave and its subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds, whether as a result of currency liquidity restrictions, monetary or exchange controls, regulatory restrictions, or otherwise. Further, K Wave’s subsidiaries’ ability to make payments to K Wave will depend on:

●	their earnings;

●	covenants contained in any debt agreements to which K Wave may then be subject, including any debt agreements of K Wave’s planned subsidiaries;

●	covenants contained in other agreements to which K Wave or K Wave’s subsidiaries are or may become subject;

●	business and tax considerations; and

●	applicable law, including any restrictions under South Korean law that may be imposed on K Wave’s subsidiaries and their affiliates, that would restrict its ability to make payments to K Wave.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us.

Our business may be materially adversely affected by the terms, performance, termination, or non-renewal of our distribution and merchandising arrangements with key counterparties and other major entertainment agencies.

We may enter into agreements with entertainment agencies, distributors and platforms for the production, supply, distribution and sale of merchandise and related products. These arrangements may be limited in duration, may require renewal or renegotiation on short notice, may cover only specified products or artists, and may contain performance, purchase, delivery, quality, marketing, minimum commitment, or other obligations. Such agreements may also be terminable upon the occurrence of certain events (including insolvency or uncured material breach) or may not be renewed. In addition, our revenues may be concentrated in a limited number of agencies, artists, tours, or product lines, and demand for such merchandise can be volatile and influenced by factors outside of our control, including changes in consumer preferences, tour schedules, reputational issues, regulatory developments, and the availability of competing products. If any key counterparty were to terminate an agreement, decline to renew or expand an arrangement, reduce the scope of products covered, impose less favorable commercial terms, or experience operational, reputational or financial difficulties, our revenues and profitability could decline and we could incur additional costs to replace the arrangement, fund inventory and working capital needs, or develop alternative distribution channels.

K Wave’s inability to pay scheduled cash payments to the current owner of Play Company Co. Ltd. (“Play Company”) that became due following the closing of the Business Combination (as described below) could negatively affect the business of K Wave.

Pursuant to the share purchase agreement between K Enter Holdings, Inc. and the current owner of Play Company, K Wave is required to make the following payments to the current owner of Play Company (i) 18.1 billion won (approximately $13.7 million by August 15, 2025, (ii) 9.05 billion won (approximately $6.87 million) by January 31, 2025 and (iii) 9.05 billion won (approximately $6.87 million) by January 31, 2026. The payment dates and other key terms of the foregoing obligations remain subject to further negotiation and may be amended pursuant to mutual agreement among the parties. If K Wave does not have the available cash to make the required payment to the current owner of Play Company, K Wave may be subject to certain risks under the share purchase agreement such as the possibility of litigation. Specifically, Section 7.5(8) of the Share Purchase Agreement provides following the Closing of the Share Purchase Agreement the right of the non-breaching party to claim damages against the breaching party shall be the sole and exclusive remedy available to the non-breaching party for any monetary claims arising out of the breaching parties’ actions. Additionally, Section 2.3 of the Share Purchase Agreement between the owner of Play Company and K Enter provides that, in the event K Enter fails to pay the Purchase Price when due, the Purchaser shall pay to the Seller a default interest on such unpaid amount as calculated at the rate of fifteen percent (15%) per annum for the period from the relevant due date until the day immediately preceding the date of actual payment. Accordingly, in the event K Wave fails to make the payments that are due to the current owner of Play Company following the Closing of the Share Purchase Agreement, K Wave may be subject to a lawsuit commenced by the current owner of Play Company for monetary damages, including default interest at the rate of fifteen percent (15%) per annum until such obligations are paid. Such a lawsuit and the damages that may be potentially awarded to the current owner of Play Company could have a material adverse impact on the financial condition and/or results of operations of K Wave. As of December 31, 2025, we have not made any payments to the current owner of Play Company. In the event that the potential disposition of Play Company is consummated, the share purchase agreement and all payment obligations to the current owner of Play Company thereunder will be cancelled. See Proposed Disposition of Play Company commencing on page 55.

Competition within the broader entertainment industry may be intense and we expect that K Wave’s and its subsidiaries’ existing and potential customers may be attracted to competing forms of entertainment, such as television, gaming and sporting events, as well as other entertainment options on the internet. If K Wave and its subsidiaries’ offerings are not popular, K Wave’s business may be harmed.

K Wave operates in the global motion pictures industry within the broader entertainment industry with K Wave’s mostly Korean offerings. K Wave’s customers face a vast array of entertainment choices. Other forms of entertainment, such as television, gaming, and sporting events, may be more well-established and may be perceived by K Wave’s customers to offer greater variety, affordability, interactivity and enjoyment. K Wave competes with these other forms of entertainment for the discretionary time and income of K Wave’s customers. If we are unable to sustain sufficient interest in our subsidiaries’ Korean entertainment offerings in comparison to other forms of entertainment, including new forms of entertainment, K Wave’s business model may not be viable.

The specific industries in which K Wave’s subsidiaries operate may be characterized by dynamic customer demand and technological advances, and there may be intense competition among entertainment providers. A number of established, well-financed companies producing motion pictures, episodic content, or other relevant IPs and services may compete with the offerings of K Wave’s subsidiaries, and other well-capitalized companies may introduce competitive IPs. Such competitors may spend more money and time on developing and testing content and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful content or services than K Wave’s subsidiaries, which may negatively impact the businesses of K Wave’s subsidiaries. The competitors of K Wave’s subsidiaries may also develop content, features, or services that may be similar to theirs or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful content development efforts or marketing campaigns or may adopt more aggressive pricing policies. Furthermore, new competitors offering Korean motion pictures and episodic content may compete directly against K Wave’s subsidiaries. There has also been considerable consolidation among competitors in the Korean entertainment industries and such consolidation and future consolidation may result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive content, gain a larger market share, acquire key partners of K Wave’s subsidiaries, decrease cost per user acquisition, expand offerings and broaden their geographic scope of operations. If we are not able to maintain or improve the market share of K Wave’s subsidiaries, or if their offerings may not be accepted by the markets in which we operate, we expect that K Wave’s business may suffer.

The international operations of K Wave and its subsidiaries in content production, content merchandising and content investment exposes us to a number of risks.

The operations of K Wave and its subsidiaries (content production, content merchandising and content investment) currently involve some level of international activities and efforts that we believe will be significant to K Wave’s revenues and profits, and we plan to further expand our international reach of those operations. However, while expanding into new international market segments, K Wave’s subsidiaries may have relatively little operating experience in newly expanded segments and may not benefit from any first-to-market advantages or otherwise succeed in these segments. It may be costly to establish, develop, and maintain more committed international operations, and promote K Wave’s brand internationally. K Wave’s international operations may not be profitable on a sustained basis due to our subsidiaries’ limited experience and knowledge in newly expanded segments.

In addition to risks described elsewhere in this section, we expect that K Wave’s international sales and operations may be subject to a number of risks, including:

●	local economic and political conditions;

●	government regulation and compliance requirements (such as regulation of K Wave’s IP content and service offerings and of competition), restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership;

●	restrictions on sales or distribution of certain content or services and uncertainty regarding liability for certain IP content, including uncertainty as a result of less internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media content and enforcement of intellectual property rights;

●	business licensing or certification requirements, such as for imports, exports, web services, and electronic devices;

●	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

●	limited technology infrastructure;

●	shorter payable and longer receivable cycles and the resultant negative impact on cash flow;

●	laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, and restrictions on pricing or discounts;

●	lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;

●	lower levels of credit card usage and increased payment risk;

●	difficulty in staffing, developing, and managing foreign operations as a result of distance, language, and cultural differences;

●	different employee/employer relationships and the existence of works councils and labor unions;

●	compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;

●	laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans, and taxes; and

●	geopolitical events, including war and terrorism.

As international physical, e-commerce, and other services grow, competition may intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. We may not be able to hire, train, retain, and manage required personnel, which may limit K Wave’s international growth.

K Wave and its subsidiaries’ technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

We regard the technology, content and brands of our subsidiaries as proprietary and take measures to protect their technology, content and brands and other confidential information from infringement. Piracy and other forms of unauthorized copying and use of our subsidiaries’ technology, content and brands may become persistent, and policing is difficult. Further, the laws of some countries in which our subsidiaries’ products are or may be distributed either do not protect our subsidiaries’ intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our subsidiaries’ rights may be ineffective in such countries. In addition, although we take steps to enforce and police our subsidiaries’ rights, factors such as the proliferation of technology designed to circumvent the protection measures used by our subsidiaries’ business partners or by us, the availability of broadband access to the internet, the refusal of internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all have contributed to a general expansion in unauthorized copying of technology, content and brands.

We may be unable to maintain or acquire licenses or approvals to incorporate intellectual property owned by others in our subsidiaries’ IP content offerings.

Our subsidiaries’ IP content offerings may incorporate intellectual property owned by others. Relatedly, content that we distribute across various platforms may incorporate motions pictures of K Wave’s associated parties and other third parties.

Additionally, our subsidiaries’ content offerings may incorporate motion pictures intellectual property owned by third parties. Exhibition of such content on different platforms, such as movie theatre or traditional media television or subscription video on demand platforms, may require additional licensing that may be difficult or costly to obtain. If the platforms on which content is distributed, redistributed and/or embedded change their policies relating to how content exhibited or published on the platform may be used, it may impact our subsidiaries’ ability to develop, distribute and exhibit engaging content and negatively impact their operations. If our subsidiaries are unable to maintain their licenses, rights and approvals or obtain additional licenses, rights and approvals with significant commercial value, their ability to develop successful and engaging IP content may be adversely affected and their operations may be negatively impacted.

We may experience fluctuations in our operating results, which make our future results difficult to predict and may cause our operating results to fall below expectations.

The businesses of our subsidiaries may be subject to seasonal variations based on the timing of their IP content releases. Release dates may be determined by several factors, including the timing of holiday periods, geographical release dates and competition in the market, and more recently, the timing of release dates has been affected by the pandemic.

This seasonal pattern of business requires significant use of working capital, mainly to prepare inventory during the months prior to the holiday season and requires accurate forecasting of demand for specific IP offerings during the holiday season in order to avoid losing potential sales of popular IP content offerings or producing excess inventory that may be less popular with consumers. The failure of any of our subsidiaries to accurately predict and respond to consumer demand, resulting in under producing popular IP offerings and/or overproducing less popular IP offerings, could reduce our total sales and harm our results of operations.

As a result of the seasonal nature of the businesses of our subsidiaries, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a natural disaster, a terrorist attack, economic shock or pandemic that harms the retail environment or consumer buying patterns during our subsidiaries’ key selling season, or by events such as strikes or port delays or other supply chain challenges that interfere with the shipment of goods, particularly from the Far East, during the important months leading up to the holiday shopping season.

Additionally, we expect K Wave’s financial results to fluctuate in the future due to the nature of our subsidiaries’ businesses. These fluctuations may be due to a variety of factors, some of which may be outside of our subsidiaries’ control and may not fully reflect the underlying performance of their business. For example, consumer engagement in our subsidiaries’ entertainment offerings may decline or fluctuate as a result of a number of factors, including the popularity of Korean culture, the customer’s taste in Asian movies, our subsidiaries’ ability to improve and innovate, outages and disruptions of online services, the services offered by our subsidiaries’ competitors, our subsidiaries’ marketing and advertising efforts or declines in consumer activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of our subsidiaries’ business may have a negative impact on our business, financial condition, results of operations or prospects.

As a producer, investor, and distributor of IP content, our subsidiaries may face liability and expenses for legal claims based on the nature and content of the materials that they create or distribute, including materials provided by third parties. If they are required to pay damages or expenses in connection with these legal claims, we expect that K Wave’s business and results of operations may be harmed.

We expect to display our subsidiaries’ and its original IP content and third-party IP content on K Wave’s websites and in its marketing materials. As a result, K Wave may face potential liabilities including, but not limited to, copyright or trademark infringements and content misuse. K Wave will generally rely on the “fair use” exception for K Wave’s use of third-party brand names and marks, but these third parties may disagree, and the laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis in Korea. Our subsidiaries also produce IP content we believe to be original. While we do not believe that such IP content infringes on any third-party copyrights or other intellectual property rights, companies that adopt business models similar to us may take the position that some of our IP content infringes on their intellectual property rights. These claims could divert management time and attention away from K Wave’s business and result in significant costs to investigate and defend, regardless of the merit of these claims. The general liability insurance K Wave plans to maintain may not cover potential claims of this type or may not be adequate to indemnify K Wave for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect K Wave’s business, financial condition and results of operations and the price of K Wave’s securities.

Our subsidiaries’ dependence on third-party relationships with IP content producers and distribution channels to develop and distribute IP content is critical to the success of K Wave’s business.

K Wave plans to rely on our subsidiaries’ third-party relationships with Korean IP content producers and distribution channels to develop and distribute IP content. K Wave’s financial performance may be adversely affected by our subsidiaries’ relationships with content producers and distribution channels. Some of our subsidiaries’ content producers may have their own or other distribution capabilities in the markets in which they operate. These third-party content producers and distribution channels may decide, or be required by their respective parent companies, to use their intracompany distribution or content production capabilities rather than publishing such content with our subsidiaries. K Wave’s business may be harmed if the content producers and distribution channels with which our subsidiaries work stop or reduce the amount of content they produce for our subsidiaries or otherwise demand less favorable terms to them.

If our subsidiaries fail to respond to or capitalize on the rapid technological development in the video, music, gaming, and entertainment industry, including changes in entertainment delivery formats, K Wave’s business may be harmed.

The video, music, gaming, and entertainment industry continues to experience frequent changes driven by technological development, including developments with respect to the formats through which music, films, television programming, games, and other content may be delivered to consumers. With rapid technological changes and expanded digital content offerings, the scale and scope of these changes have accelerated in recent years. For example, consumers may be increasingly accessing television, film and other episodic content on streaming and digital content networks, such as Netflix, Amazon Prime Video, Hulu, Disney+ and Apple TV+.

Many motion pictures and episodic content offerings have gone direct to streaming channels and not produced a physical content format. Direct release to streaming channels may be likely to continue. Technological as well as other changes caused by the pandemic may have caused significant disruption to the retail distribution of film and episodic content offerings and have caused and may in the future cause a negative impact on sales of K Wave’s content and other forms of monetization of content. K Wave may lose opportunities to capitalize on changing market dynamics, technological innovations or consumer tastes if our subsidiaries do not adapt their content offerings or distribution capabilities in a timely manner. The overall effect that technological development and new digital distribution platforms have on the revenue and profits our subsidiaries derive from their movie content, including from merchandise sales derived from such content, and the additional costs associated with changing markets, media platforms and technologies, may be unpredictable. If our subsidiaries fail to accurately assess and effectively respond to changes in technology and consumer behavior in the entertainment industry, K Wave’s business may be harmed.

Failure to protect or enforce our subsidiaries’ intellectual property rights or the costs involved in such enforcement may harm K Wave’s business, financial condition and results of operations.

We expect K Wave to rely on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect our subsidiaries’ proprietary rights. In Korea and internationally, our subsidiaries may have filed various applications to protect aspects of their intellectual property, and they may hold a number of issued IPs in multiple jurisdictions. K Wave may acquire additional companies or their portfolios, which may require significant cash expenditures. However, third parties may knowingly or unknowingly infringe the proprietary rights of K Wave’s subsidiaries, third parties may challenge proprietary rights held by K Wave’s subsidiaries, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which our subsidiaries operate or intend to operate its businesses. In any of these cases, our subsidiaries may be required to expend significant time and expense to prevent infringement or to enforce their rights. There may be no assurance that others may not offer content or services that are substantially similar to our subsidiaries’ and compete with their business.

Circumstances outside our subsidiaries’ control may pose a threat to their intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries from which our subsidiaries’ content offerings may be accessible. Also, the efforts our subsidiaries have taken to protect their proprietary rights may not be sufficient or effective. Any significant impairment of our subsidiaries’ intellectual property rights may harm their business or its ability to compete. Also, protecting our subsidiaries’ intellectual property rights may be costly and time-consuming. Any unauthorized disclosure or use of our subsidiaries’ intellectual property may make it more expensive to do business, thereby harming their operating results. Furthermore, if our subsidiaries are unable to protect their proprietary rights or prevent unauthorized use or appropriation by third parties, the value of our subsidiaries’ brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our subsidiaries’ offerings and services. The occurrence of any of these events may seriously harm K Wave’s business of our subsidiaries.

K Wave’s subsidiaries rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in their systems or platforms may diminish K Wave’s brand and reputation, subject K Wave to liability, disrupt its business, affect its ability to scale technical infrastructure and adversely affect its operating results and growth prospects. K Wave’s IP content and other software applications and systems, and the third-party platforms upon which they may be made available may contain undetected errors.

The technological infrastructure of our subsidiaries may be important to the performance of their offerings and to customer satisfaction. K Wave will devote resources to network and data security to protect the systems and data of our subsidiaries. However, K Wave’s systems may not be designed with the necessary reliability and redundancy to avoid performance delays or outages that may be harmful to our subsidiaries’ businesses. We may not assure you that the measures K Wave will take to prevent or hinder cyber-attacks and protect K Wave’s systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, may provide absolute security. We may in the future experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, none of our subsidiaries have had a material impact from such disruptions; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with their computer systems and technological infrastructure, or those of third parties, may result in a wide range of negative outcomes, each of which may materially adversely affect their business, financial condition, results of operations and prospects. Additionally, the content from any of our subsidiaries may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch. If a particular content offering may be unavailable when customers attempt to access it or navigation through platforms may be slower than they expect, customers may be less likely to return to the content of our subsidiaries as often, if at all. Furthermore, programming errors, defects and data corruption may disrupt the operations of our subsidiaries, may adversely affect the experience of our customers, harm the reputation of K Wave and/or its subsidiaries, cause our subsidiaries’ customers to stop utilizing their platforms, divert our subsidiaries’ resources and delay market acceptance of their offerings, any of which may result in legal liability to the respective subsidiary, harm their business, financial condition, results of operations and prospects.

Despite our subsidiaries’ security measures, their information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach may compromise our subsidiaries’ networks and the information stored there may be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information may result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our subsidiaries’ operations and the services they provide to customers, damage to K Wave’s reputation, and a loss of confidence in K Wave’s content and services, which may adversely affect K Wave’s business.

The secure maintenance and transmission of customer information will be an important element of K Wave’s operations. our subsidiaries’ information technology and other systems that maintain and transmit customer information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of K Wave’s network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by their employees, or those of a third-party service provider or business partner. As a result, our subsidiaries’ customers’ information may be lost, disclosed, accessed or taken without their customers’ consent. K Wave and its subsidiaries may not provide assurance that they may not experience any cyber-attacks in the future and such cyber-attacks may have a material impact on K Wave’s operations or financial results.

Our subsidiaries rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites may be often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our subsidiaries’ security measures, and those of their third-party service providers, may not detect or prevent all attempts to breach our subsidiaries’ systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by their websites, networks and systems or that they or such third parties otherwise maintain, including payment card systems, which may subject our subsidiaries or K Wave to fines or higher transaction fees or limit or terminate their access to certain payment methods. K Wave, its subsidiaries and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against them or their third-party service providers.

In addition, security breaches may also occur as a result of non-technical issues, including intentional or inadvertent breaches by K Wave’s employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications K Wave uses also increases. Breaches of K Wave’s security measures or those of K Wave’s third-party service providers or cybersecurity incidents may result in unauthorized access to K Wave’s sites, networks and systems; unauthorized access to and misappropriation of customer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from K Wave’s sites, networks or systems; deletion or modification of content or the display of unauthorized content on K Wave’s sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security should occur and be material, K Wave’s reputation and brand may be damaged, K Wave’s business may suffer, K Wave may be required to expend significant capital and other resources to alleviate problems caused by such breaches, and K Wave may be exposed to a risk of loss, litigation or regulatory action and possible liability. K Wave may not guarantee that recovery protocols and backup systems may be sufficient to prevent data loss. Actual or anticipated attacks may cause K Wave to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who may be able to illicitly obtain a customer’s password may access the customer’s transaction data or personal information, resulting in the perception that K Wave’s systems may be insecure. Any compromise or breach of K Wave’s security measures, or those of K Wave’s third-party service providers, may violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in K Wave’s security measures, which may have a material adverse effect on K Wave’s business, financial condition, results of operations and prospects.

K Wave addresses cyber security risks and plans to strengthen K Wave’s security by working with an IT consulting firm to mitigate potential security breaches of customer information, business partners and employee information. Breaches at third-party providers can also directly impact us. K Wave is bolstering in-house capabilities and risk management measures including data backup and recovery, investment in advanced technologies but also recognize the need to leverage the expertise of cybersecurity professionals. K Wave plans to evaluate K Wave’s consultant’s recommendations regarding assessing, identifying, and mitigating these risks to develop a comprehensive plan to manage cybersecurity risks. K Wave plans to keep the board informed of these discussions, the implementation plan and proactively engage with them on K Wave’s cybersecurity efforts.

K Wave’s data is stored both in the U.S. and in Korea and K Wave will maintain security to ensure the continued integrity of K Wave’s business operation while weighing costs and the need to minimize potential impacts to K Wave’s business.

Our subsidiaries rely on third-party service providers with respect to their platforms and to deliver their offerings to customers on their platforms, and any disruption of or interference with their use of such services may adversely affect K Wave’s business, financial condition, results of operations and prospects.

Our subsidiaries currently maintain and support their operations using private cloud infrastructure, which may be built using third-party platform and data center providers. In addition, as we expect K Wave to enter new jurisdictions, K Wave may rely on third-party providers of cloud infrastructure services. K Wave may not have control over the operations of the facilities or infrastructure of any third-party service providers, including third-party platform providers, that K Wave expect to use. Such third parties’ facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. K Wave’s platform’s continuing and uninterrupted performance may be important to K Wave’s success. K Wave or its subsidiaries may experience interruptions, delays and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in these third parties’ service levels may adversely affect K Wave’s ability to meet the requirements of K Wave’s customers. As K Wave’s platform’s continuing and uninterrupted performance may be important to its success, sustained or repeated system failures would reduce the attractiveness of K Wave’s offerings. It may become increasingly difficult to maintain and improve K Wave’s performance, especially during peak usage times, as K Wave expands and the usage of K Wave’s offerings increases.

In the event that any of our subsidiaries’ agreements with these third-party service providers may be terminated, K Wave may experience significant costs or downtime in connection with the transfer to, or the addition of, new platform providers, data site providers or cloud infrastructure service providers. Although alternative providers may host K Wave’s platform on a substantially similar basis, such transition may potentially be disruptive and K Wave may incur significant one-time costs.

Any of the above circumstances or events may harm K Wave’s reputation and brand, reduce the availability or usage of K Wave’s platform, lead to a significant loss of revenue, increase K Wave’s costs and impair K Wave’s ability to attract new customers, any of which may adversely affect K Wave’s business, financial condition and results of operations.

Our subsidiaries’ growth may depend, in part, on the success of their current and future strategic relationships with third parties. Overreliance on certain third parties, or their inability to extend existing relationships of their predecessor entities or agree to new relationships may cause unanticipated costs for our subsidiaries and impact their financial performance in the future.

Our subsidiaries may, in the future, rely on relationships with movie directors, IP investment and development firms, advertisers, marketing firms and other third parties in order to attract customers to their contents. These relationships may, along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses, direct consumers to their platforms. In addition, many of the parties with whom our subsidiaries may have advertising arrangements through relationships of their predecessor entities provide advertising services to other companies, including other gaming platforms with whom our subsidiaries may compete. While our subsidiaries believe there may be other third parties that may drive customers to their platforms, adding or transitioning to them may disrupt their business and increase their costs. In the event that any of our subsidiaries’ future relationships fails to provide services to them in accordance with the terms of their arrangement, or at all, and our subsidiaries may not be able to find suitable alternatives, this may impact their ability to attract consumers cost effectively and harm our business, financial condition, results of operations and prospects.

There are special risks involved with investments in companies with significant Korean operations, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of K Wave and its subsidiaries.

K Wave’s Korean subsidiaries and their affiliates operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors will hold shares of K Wave’s Ordinary Shares, K Wave’s subsidiaries may experience adverse risks and in turn could adversely impact K Wave’s business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of K Wave’s Ordinary Shares.

In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of our subsidiaries and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both our subsidiaries’ and their respective executive officers being named as defendants in such proceedings.

As a result of these current and changing risks, K Wave’s Korean subsidiaries and their affiliates’ executive officers may be named in the future in criminal investigations or proceedings stemming from K Wave’s operations. In Korea, company executive officers being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If K Wave’s Korean subsidiaries and their affiliates’ executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of our subsidiaries and its executives and employees, K Wave’s business, financial condition, and results of operations may be harmed.

If K Wave cannot satisfy or continue to satisfy the listing requirements and other rules of Nasdaq, K Wave’s securities may be delisted, which could negatively impact the price of its securities and your ability to sell them.

K Wave cannot assure you that it will be able to continue to meet the listing requirements of Nasdaq or continue to be listed on Nasdaq.

In addition, in order to maintain the Company’s listing on Nasdaq, K Wave is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. K Wave may not be able to continue to satisfy these requirements and applicable rules. If K Wave is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq delists K Wave’s securities from trading, K Wave could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to K Wave’s securities;

●	a determination that its Ordinary Shares is a “penny stock,” which will require brokers trading in K Wave’s Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for K Wave’s Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

A potential failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on K Wave’s business, financial condition, and results of operations.

K Wave is subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the “SEC,” as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. K Wave’s management may conclude that K Wave’s internal controls over K Wave’s financial reporting are not effective, and K Wave’s reporting obligations as a public company will place a significant strain on K Wave’s management, operational and financial resources, and systems for the foreseeable future, which will increase K Wave’s operating expenses.

The establishment of effective internal controls over financial reporting is necessary for K Wave to produce reliable financial reports and are important to help prevent fraud. K Wave’s failure to achieve and maintain effective internal controls over financial reporting could consequently result in the loss of investor confidence in the reliability of K Wave’s financial statements, which in turn could harm K Wave’s business and negatively impact the trading price of K Wave’s stock. K Wave anticipates that it will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because K Wave is incorporated under Cayman Islands law.

K Wave is an exempted company incorporated under the laws of the Cayman Islands. K Wave’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against K Wave’s directors, actions by K Wave’s minority shareholders and the fiduciary duties of K Wave’s directors to K Wave under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of K Wave’s shareholders and the fiduciary duties of K Wave’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like K Wave have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of the register of members (shareholder lists) of these companies. K Wave’s directors have discretion under its articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Courts of the Cayman Islands may not (i) recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state against K Wave; and (ii) in original actions brought in the Cayman Islands, impose liabilities against K Wave predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, K Wave’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by K Wave’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our Bitcoin-centric treasury strategy exposes us to significant market, regulatory, cybersecurity, and liquidity risks, which could materially and adversely affect our financial condition and results of operations.

We have adopted a digital asset treasury strategy centered on holding Bitcoin as a reserve asset. While we believe this strategy may enhance our financial flexibility and long-term value preservation, it also exposes us to numerous risks.

Bitcoin and other digital assets are highly volatile and have experienced extreme fluctuations in value. The market price of Bitcoin may decline for a variety of reasons, including changes in investor sentiment, technological developments, regulatory developments, macroeconomic factors, and other events. Significant volatility could have a material adverse effect on the value of our Bitcoin holdings and, as a result, our financial condition.

Moreover, Bitcoin is not legal tender in any jurisdiction, and regulatory frameworks governing digital assets remain uncertain and subject to rapid change. Governmental authorities may restrict or prohibit the use or possession of Bitcoin or impose new taxes or regulations that could adversely affect our ability to hold, transfer, or use Bitcoin.

There are also substantial risks related to cybersecurity and the safekeeping of digital assets. Any failure to safeguard our private keys or digital wallets, including through a third-party custodian, could result in the loss of all or a portion of our Bitcoin holdings. Additionally, Bitcoin is relatively illiquid compared to traditional fiat currencies. If we are unable to liquidate our holdings at favorable prices or within a desired timeframe, our liquidity and ability to meet capital needs or operational expenses could be negatively impacted.

Given the novelty and evolving nature of Bitcoin, we may be unable to accurately assess or manage the risks associated with our treasury strategy, which could lead to material adverse effects on our business, financial performance, and investor confidence.

Furthermore, by acquiring and holding Bitcoin, K Wave Media’s financial results will likely become highly sensitive to fluctuations in Bitcoin’s market price. A prolonged decline in Bitcoin prices could result in substantial impairment losses or erosion of capital. Bitcoin is also relatively less liquid compared to cash and may not serve as a source of immediate liquidity. Furthermore, our Bitcoin strategy may subject us to increased regulatory scrutiny. If future regulatory developments were to classify Bitcoin as a security, it could trigger our classification as an “investment company” under the Investment Company Act of 1940 — a designation that could adversely affect both our business operations and the market value of our securities.

Changes in tax laws or regulations that are applied adversely to K Wave or its customers may have a material adverse effect on K Wave’s business, cash flow, financial condition or results of operations.

The U.S. Congress and other government agencies in jurisdictions where K Wave and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which K Wave and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect K Wave and its affiliates.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of K Wave’s earnings and adversely affect K Wave’s operations, and K Wave’s business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. There may be material adverse effects resulting from the legislation that K Wave has not yet identified. No estimated tax provision has been recorded in the financial statements included herein for tax attributes that are incomplete or subject to change.

The foregoing items could have a material adverse effect on K Wave’s business, cash flow, financial condition or results of operations. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. The impact of this tax legislation on holders of K Wave’s Ordinary Shares is also uncertain and could be adverse. K Wave urges its shareholders and investors to consult with K Wave’s legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding K Wave’s Ordinary Shares.

K Wave’s business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to K Wave’s business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm K Wave’s business.

K Wave is subject to a variety of laws and regulations that involve matters central to its business, including privacy, data use, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, e-commerce, taxation, economic or other trade prohibitions or sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of K Wave’s activities in certain jurisdictions, or other actions that K Wave may take may subject K Wave to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

Since the operations of K Wave’s subsidiaries are based in Korea, where most of their users are domiciled, K Wave and its subsidiaries are expected to be subject to, among others, the Personal Information Protection Act and related legislation, regulations and orders (the “PIPA”), the Act on the Promotion of Information and Communications Network Utilization and Protection of Information Act (Korea), and the Credit Information Act in Korea that specifically regulates certain sensitive personal information. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject these persons responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. K Wave strives to take the necessary technological and managerial measures to comply with PIPA, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on K Wave’s apps and websites, and K Wave regularly reviews and updates K Wave’s policies and practices. Despite these efforts to comply with PIPA, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore K Wave is subject to the risk of claims by regulators of failure to comply with PIPA. Any failure, or perceived failure, by K Wave and its subsidiaries to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect K Wave’s reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against K Wave and certain of K Wave’s executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt K Wave’s reputation, brand, and business, force K Wave to incur significant expenses in defense of such proceedings, distract K Wave’s management, increase K Wave’s costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on K Wave’s business, financial condition, and results of operations.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which K Wave operates and may be interpreted and applied inconsistently from country to country and inconsistently with K Wave’s current policies and practices. For example, regulatory or legislative actions affecting the manner in which K Wave displays content to K Wave’s users or obtains consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which K Wave provides its services or adversely affect K Wave’s financial results.

We also expect that K Wave will be subject to evolving laws and regulations that dictate whether, how, and under what circumstances K Wave and its subsidiaries can transfer, process and/or receive certain data that is critical to our future operations, including data shared between countries or regions in which we operate and data shared among our subsidiaries’ products and services. If K Wave is unable to transfer data between and among countries and regions in which K Wave operates, or if K Wave is restricted from sharing data among K Wave’s products and services, it could affect K Wave’s ability to provide services, the manner in which K Wave provides its services or K Wave’s ability to target ads, which could adversely affect K Wave’s financial results.

Proposed or new legislation and regulations could also significantly affect K Wave’s business. Laws and regulations are evolving and subject to interpretation, and resulting limitations on K Wave’s advertising services, or reductions of advertising by marketers, have to some extent adversely affected, and will continue to adversely affect, K Wave’s advertising business. Changes to our subsidiaries’ products or business practices as a result of these developments may adversely affect K Wave’s advertising business. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting K Wave’s business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering K Wave’s services.

For example, the European Union traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. In May 2018, the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to €20.0 million or 4% of a company’s worldwide turnover, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other data subjects before collecting or using their data for certain purposes, including some marketing activities. Outside of the European Union, many countries have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce K Wave’s ability to market K Wave’s products. There is no harmonized approach to these laws and regulations globally. Consequently, K Wave increases its risk of non-compliance with applicable foreign data protection laws by operating internationally. K Wave may need to change and limit the way K Wave uses personal information in operating K Wave’s business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, California adopted the California Consumer Privacy Act of 2018 (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for businesses. The CCPA includes a statutory damages framework and private rights of action against businesses that fail to comply with certain CCPA terms or implement reasonable security procedures and practices to prevent data breaches. The CCPA went into effect in January 2020. The effects of the CCPA potentially are significant, however, and may require K Wave to modify K Wave’s data processing practices and policies and to incur substantial costs and expenses in an effort to comply. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to K Wave’s business practices, which may compromise K Wave’s growth strategy, adversely affect K Wave’s ability to acquire customers, and otherwise adversely affect K Wave’s business, financial condition and operating results.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm K Wave’s business, including fines or demands or orders that K Wave modifies or ceases existing business practices.

K Wave may be subject to risks related to online payment methods, including third-party payment processing-related risks.

We expect that K Wave will accept payments using a variety of methods, including ACH, bitcoin, wire transfers, credit card and debit cards. As a result, it is subject to additional regulations, compliance requirements, fraud, and other risks. K Wave may also rely on third parties to provide payment processing services, and for certain payment methods, K Wave will pay interchange and other fees, which may increase over time and raise K Wave’s operating costs and affect ability to achieve or maintain profitability. K Wave may be also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers, which may change or be reinterpreted to make it difficult or impossible for K Wave to comply. If K Wave (or a third-party processing payment card transactions on K Wave’s behalf) suffers a security breach affecting payment card information, it may have to pay significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and K Wave may lose its ability to accept payment cards for payment for its goods and services, which may materially impact K Wave’s operations and financial performance.

As K Wave’s business changes in the future, it may be subject to different rules under existing standards, which may require new assessments that involve costs above what the Company currently pays for compliance. As K Wave offers new payment options to consumers, including by way of integrating emerging mobile and other payment methods, K Wave may be subject to additional regulations, compliance requirements and fraud. If K Wave fails to comply with the rules or requirements of any provider of a payment method it accepts, if the volume of fraud in K Wave’s transactions limits or terminates its rights to use payment methods we currently accept, or if a data breach occurs relating to K Wave’s payment systems, K Wave may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, K Wave ability to accept credit card payments from consumers or facilitate other types of online payments.

Our subsidiaries may occasionally receive orders placed with fraudulent data, and K Wave may be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs may result not only in K Wave’s loss of fees earned with respect to the payment but also may leave us liable for the underlying money transfer amount. If K Wave’s charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process K Wave’s transactions. In addition, we may be subject to additional fraud risk if third-party service providers or K Wave’s employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information.

Inflation may cause K Wave’s investment and development costs as well as operating and administrative expenses to grow more rapidly than net sales, which may result in lower gross margins and lower net earnings.

Market variables, such as inflation of labor rates and fuel, freight and energy costs, across multiple geographic regions, have and may continue to increase potentially causing K Wave to be unable to efficiently manage its development costs and operating and administrative expenses in a way that would enable K Wave to leverage its revenue growth into higher net earnings. In addition, K Wave’s inability to pass on such increases in development costs to the consumers in a timely manner, or at all, may cause K Wave’s operating and administrative expenses to grow, which may result in lower gross profit margins and lower net earnings.

The current inflation levels have not materially impacted K Wave’s day-to-day operations. However, inflation affects the cost of production and demand for K Wave’s merchandise products, film and drama and food and beverage segment (the smallest segment). K Wave competes with limited consumer and teenager’s budgets for entertainment and K Pop merchandise goods.

K Pop video merchandise customers are the least price sensitive among K Wave’s clientele. K Wave’s merchandise is purchased by fans who are very loyal to their artists, and this results in a lower price elasticity. K Wave believes that product sales volume is driven by product quality that meets the needs of fans and the timely release of these goods.

In the case of film production, inflation impacts K Wave’s break-even point. Higher movie ticket prices and lower consumer disposable income also lowers demand. The main customers of dramas are broadcasting companies and Over-the-Top or OTT companies, and although production costs are increasing due to inflation, K Wave believes these firms have been willing to invest in high-quality content.

The food and beverage segment is particularly sensitive to inflation with rising material costs and wages directly impacting K Wave’s costs. Consumers with lower disposable income and intense competition in the market makes it more difficult to pass on the increased costs to K Wave’s customers.

Weaknesses in the economy, market trends and other conditions affecting our financial stability may negatively impact K Wave’s expected sales growth and results of operations.

Economic, political and industry trends may affect K Wave’s business environments. We operate in markets that may be subject to cyclical fluctuations resulting from market uncertainty, trade and tariff policies, costs of goods sold, currency exchange rates, central bank interest rate fluctuations, economic downturns, recessions, foreign competition, offshoring of production, oil and natural gas prices, geopolitical developments or tensions, labor shortages, inflation, natural or human induced disasters, extreme weather, outbreaks of pandemic disease such as the COVID-19 pandemic, inflation, deflation, and a variety of other factors beyond our control. Any of these factors may cause reductions in wholesale purchasing levels or reductions in the demand for our content and services.

K Wave’s expansions may place a strain on its management, operational, financial, and other resources.

K Wave’s business may plan on operations of expansions, including increasing K Wave’s IP acquisitions, service offerings and scaling K Wave’s infrastructure to support its IP merchandizing businesses. This expansion may increase the complexity of K Wave’s business and may place strain on K Wave’s management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. K Wave may not be able to manage growth effectively, which may damage K Wave’s reputation, limit its growth, and negatively affect K Wave’s operating results.

Consumer interests change rapidly and acceptance of K Wave and its subsidiaries’ IP content and entertainment offerings may be influenced by factors beyond K Wave’s control.

The interests of families, individuals, fans and audiences evolve extremely quickly and may change from year to year and by geography. To be successful, K Wave plans to correctly anticipate the types of IP content patterns which may capture consumers’ interests and imagination and quickly develop and introduce innovative IP offerings which may compete successfully for consumers’ limited time, attention and spending. This challenge may be more difficult with the ever-increasing utilization of technology, social media and digital media in entertainment offerings, and the increasing breadth of entertainment available to consumers. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of entertainment and consumer properties and content which compete for consumer interest and acceptance, create an environment in which some content offerings may fail to achieve consumer acceptance, and other IP content offerings may be popular during a certain period of time but then be rapidly replaced. As a result, K Wave’s IP content offerings may have short consumer life cycles.

Consumer acceptance of K Wave’s or its partners’ entertainment offerings may be also affected by outside factors, such as reviews, promotions, the quality and acceptance of films and television programs, music, video games, and content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and public tastes generally, all of which may change rapidly and most of which may be beyond K Wave’s control. There may be no assurance that television programs and films, video games, video movies K Wave distributes may obtain favorable reviews or ratings, that films, video games, video movies K Wave distributes may be popular with consumers and perform well in K Wave’s distribution channels.

If K Wave devotes time and resources to distributing and marketing content that consumers do not accept or do not find interesting enough to buy in sufficient quantities to be profitable to K Wave, K Wave’s revenues and profits may decline, and K Wave’s business performance may be harmed.

Failure to successfully operate K Wave’s information systems and implement new technology effectively may disrupt K Wave’s business or reduce K Wave’s sales or profitability.

K Wave relies on various information technology systems and software applications to manage many aspects of its businesses, including content development, communications with K Wave’s affiliates and partners, sale and delivery of K Wave’s content, royalty and financial reporting and various other processes and transactions. K Wave may be dependent on the integrity, security and consistent operations of these systems and related back-up systems. These systems may be subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware and other cybersecurity breaches, catastrophic events such as hurricanes, fires, floods, earthquakes, tornadoes, acts of war or terrorism and usage errors by K Wave’s employees or partners. The efficient operation and successful growth of K Wave’s business may depend on these information systems, including K Wave’s ability to operate them effectively and to select and implement appropriate upgrades or new technologies and systems and adequate disaster recovery systems successfully. The failure of K Wave’s information systems or third-party hosted technology to perform as designed or K Wave’s failure to implement and operate them effectively may disrupt K Wave’s business, require significant capital investments to remediate a problem or subject K Wave to liability.

K Wave’s failure to raise additional capital or generate cash flows necessary to expand its operations and invest in the future may reduce K Wave’s ability to compete successfully and adversely affect K Wave’s results of operations.

K Wave may need to raise additional funds, and K Wave may not be able to obtain additional debt or equity financing on favorable terms or at all. If K Wave raises additional equity financing, you may experience significant dilution of your ownership interests. If K Wave raises additional debt financing, K Wave may be required to accept terms that restrict K Wave’s ability to incur additional indebtedness, may force K Wave to maintain specified liquidity or other ratios or may restrict K Wave’s ability to pay dividends or make acquisitions. If K Wave needs additional capital and cannot raise it on acceptable terms, or at all, K Wave may not be able to, among other things:

●	invest in K Wave’s business and continue to grow K Wave’s brand and expand K Wave’s fan base;

●	hire and retain employees, including celebrities, influences, and content creators as well as other employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff;

●	respond to competitive pressures or unanticipated working capital requirements; or

●	pursue opportunities for acquisitions of, investments in, or strategic alliances and joint ventures with complementary businesses.

Reductions in discretionary consumer spending may have an adverse effect on K Wave’s business, financial condition, results of operations and prospects.

K Wave’s expected business may be particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including movies and TV series, may be affected by changes in the economy or geopolitical conditions, both of which may be difficult to predict and are beyond K Wave’s control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce K Wave’s customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as movie going or online streaming. As a result, K Wave may not ensure that demand for future content and services may remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases may lead to a further reduction in discretionary spending on leisure activities. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities may adversely affect the demand for K Wave’s expected offerings, reducing K Wave’s expected cash flows and revenues, and thereby materially harming K Wave’s expected business, financial condition, results of operations and prospects.

Changes in foreign currency exchange rates may significantly impact K Wave’s expected reported financial performance.

K Wave transacts business in many international jurisdictions with different currencies. As a result, if the exchange rate between the U.S. dollar and a local currency for an international market in which K Wave has significant sales or operations changes, K Wave’s financial results, as reported in U.S. dollars, may be meaningfully impacted even if K Wave’s business in the local currency is not significantly affected. Similarly, K Wave’s expenses may be significantly impacted, in U.S. dollar terms, by exchange rates, meaning the profitability of K Wave’s business in U.S. dollar terms may be negatively impacted by exchange rate movements which K Wave does not control. Depreciation in key currencies may have a significant negative impact on K Wave’s revenues and earnings as they may be reported in U.S. dollars.

The value of the Korean Won and other currencies against the U.S. dollar has fluctuated, and may continue to fluctuate and is affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces or Korean or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Korean Won and the U.S. dollar in the future.

A substantial percentage of K Wave’s revenue and costs are denominated in Korean Won, and a significant portion of K Wave’s financial assets are also denominated in Korean Won. While K Wave anticipates that a substantial portion of any debt incurred will be denominated in U.S. dollars. K Wave is a holding company and K Wave may receive dividends, loans and other distributions on equity paid by K Wave’s operating subsidiaries in Korea. Any significant fluctuations in the value of the Korean Won may materially and adversely affect K Wave’s liquidity and cash flows. For example, the depreciation of the Korean Won and other foreign currencies against the U.S. dollar typically results in a material increase in the cost of hosting services and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the Korean Won. As a result, any significant depreciation of the Korean Won or other major foreign currencies against the U.S. dollar may have a material adverse effect on K Wave’s results of operations. If K Wave decides to convert K Wave’s Korean Won into U.S. dollars for the purpose of repaying principal or interest expense on any future U.S. dollar-denominated debt, making payments for dividends on K Wave’s Ordinary Shares, or other business purposes, depreciation of the Korean Won or other foreign currencies against the U.S. dollar would have a negative effect on the U.S. dollar amount K Wave would receive. Conversely, to the extent that K Wave needs to convert U.S. dollars into Korean Won for K Wave’s operations, appreciation of the Korean Won against the U.S. dollar would have an adverse effect on the Korean Won amount K Wave would receive.

If we fail to attract and retain customers, fail to attract new customers in a cost-effective manner, or fail to effectively manage K Wave’s growth, K Wave’s business, financial condition, results of operations and prospects could adversely be affected.

K Wave’s ability to achieve growth in revenue in the future may depend, in large part, upon K Wave’s ability to attract new customers to K Wave’s content offerings, retain existing customers of K Wave’s content offerings and reactivate customers in a cost-effective manner. Achieving growth in K Wave’s community of customers may require K Wave to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment. K Wave expects to use a variety of free and paid marketing channels, in combination with compelling offers and exciting games to achieve K Wave’s objectives. If the search engines on which K Wave relies modify their algorithms, change their terms, or if the prices at which K Wave may purchase listings increase, then K Wave’s costs may increase, and fewer customers may click through to K Wave’s website. If links to K Wave’s website may not be displayed prominently in online search results, if fewer customers click through to K Wave’s website, if K Wave’s other digital marketing campaigns may not be effective, of it the costs of attracting customers using any of K Wave’s current methods significantly increase, then K Wave’s ability to efficiently attract new customers may be reduced, K Wave’s revenue may decline and K Wave’s business, financial condition and results of operations may be harmed.

K Wave may invest in or acquire other businesses, and its business may suffer if K Wave is unable to successfully integrate acquired businesses into K Wave or otherwise manage the growth associated with multiple acquisitions.

As part of K Wave’s business strategy, K Wave may make acquisitions as opportunities arise to add new or complementary businesses, content, or entertainment offerings. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There may be no assurance that the time and resources expended on pursuing a particular acquisition may result in a completed transaction, or that any completed transaction may ultimately be successful. In addition, K Wave may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. K Wave may decide to pursue acquisitions with which K Wave’s investors may not agree and K Wave may not assure investors that any acquisition or investment may be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on K Wave’s management, as well as on K Wave’s operational and financial infrastructure. In addition, if K Wave fails to successfully close transactions or integrate new teams, or integrate the content and technologies associated with these acquisitions into K Wave’s company, K Wave’s business may be seriously harmed. Acquisitions may expose K Wave to operational challenges and risks, including:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and content into K Wave’s business;

●	incurrence of indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

●	entry into jurisdictions or acquisition of content or technologies with which K Wave has limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

●	diversion of management’s attention and the over-extension of K Wave’s operating infrastructure and K Wave’s management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

●	the ability to fund K Wave’s capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

●	the ability to retain or hire qualified personnel required for expanded operations.

K Wave’s acquisition strategy may not succeed if K Wave is unable to remain attractive to target companies or expeditiously close transactions. Issuing common shares to fund an acquisition would cause economic dilution to existing shareholders. If K Wave develops a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view K Wave’s common shares unfavorably, K Wave may be unable to consummate key acquisition transactions essential to K Wave’s corporate strategy and K Wave’s business may be seriously harmed.

K Wave’s success may depend on the performance of its current and future employees, including certain key employees. Recruitment and retention of these individuals may be vital to growing K Wave’s business and meeting its business plans. The loss of any of K Wave’s key executives or other key employees may harm its business.

The leadership of K Wave’s current executive officers may have been a useful element in building K Wave’s operations, and the departure, death or disability of any one of K Wave’s executive officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, may have a material adverse effect on K Wave’s business.

In addition, certain of K Wave’s other employees may have made significant contributions to their growth and success. K Wave believes its success and K Wave’s ability to compete and grow may depend in large part on the efforts and talents of K Wave’s employees and on K Wave’s ability to retain highly skilled personnel. The competition for these types of personnel may be intense, and K Wave may compete with other potential employers for the services of K Wave’s employees. As a result, K Wave may not succeed in retaining the executives and other key employees that K Wave needs. Employees, particularly analysts and engineers, may be in high demand, and K Wave may devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. K Wave may not provide assurance that K Wave may be able to attract or retain such highly qualified personnel in the future. In addition, the loss of employees or the inability to hire additional skilled employees as necessary may result in significant disruptions to K Wave’s business, and the integration of replacement personnel may be time-consuming and expensive and cause additional disruptions to K Wave’s business.

The unexpected loss of services of one or more of these key employees may have a material adverse effect on K Wave’s business, financial condition, results of operations and prospects. Additionally, as K Wave grows and develops the infrastructure of a public company, K Wave may find it difficult to maintain K Wave’s entrepreneurial, innovative and team-based culture. K Wave’s retention and recruiting may require significant increases in compensation expense as K Wave transitions to a public company, which would adversely affect K Wave’s results of operation. If K Wave does not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, K Wave may be unable to grow effectively, and K Wave’s business may be harmed.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on K Wave’s business.

K Wave operates in a number of countries throughout the world. K Wave is committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. Any violation of the FCPA could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect K Wave’s business, results of operations or financial condition. In addition, actual or alleged violations could damage K Wave’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of K Wave’s senior management.

The preparation of K Wave’s financial statements involves the use of good faith estimates, judgments and assumptions, and K Wave’s financial statements may be materially affected if such good faith estimates, judgments or good faith assumptions prove to be inaccurate.

Financial statements prepared in accordance with IFRS, as issued by the International Accounting Standard Board, typically require the use of good faith estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets, share-based compensation and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if K Wave’s estimates prove to be wrong, K Wave would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes would require a restatement of our financial statements and could harm K Wave’s business, including K Wave’s financial condition and results of operations and the price of K Wave’s securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that K Wave believes are the most critical to an understanding of K Wave’s financial statements and its business.

Provisions in K Wave’s governance documents may inhibit a takeover of K Wave, which could limit the price investors might be willing to pay in the future for K Wave’s Ordinary Shares and could entrench management.

K Wave’s governance documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that K Wave’s board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. K Wave may issue additional shares without shareholder approval, and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for K Wave to issue additional shares could be more difficult or discourage an attempt to obtain control of K Wave by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for K Wave Ordinary Shares.

K Wave’s management has identified material weaknesses in K Wave’s internal control over financial reporting and K Wave may not be able to remediate these weaknesses. Additionally, K Wave’s management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of K Wave’s securities, and increase K Wave’s cost of raising capital.

K Wave has identified material weaknesses in its internal control over financial reporting as of December 31, 2025 which relate to: (a) our lack of sufficient skilled personnel with requisite IFRS reporting knowledge and experience and (b) our lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties that are commensurate with IFRS reporting requirements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of K Wave’s respective financial statements will not be prevented or detected on a timely basis. These deficiencies could result in additional misstatements to K Wave’s financial statements that would be material and would not be prevented or detected on a timely basis.

K Wave’s management has concluded that these material weaknesses in K Wave’s respective internal control over financial reporting are due to the fact that, prior to the consummation of our Business Combination (as defined in Item 4), K Wave was a private company with limited resources and did not have the necessary business processes and related internal control formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee K Wave’s business processes and controls surrounding information technology general controls and K Wave’s closing and financial reporting processes.

To remediate the material weaknesses described above, K Wave’s management plans to (a) continue to establish a comprehensive and effective internal control system with the assistance from third-party consulting firm which shall provide relevant professional advisory services; (b) continue to assess K Wave’s standardized processes to further enhance the effectiveness of K Wave’s financial review, including the analysis and monitoring of financial information in a consistent and thorough manner; and (c) hire internal personnel and external advisors with relevant public reporting experience and conduct training for K Wave’s personnel in IFRS reporting requirements.

If not remediated, these material weaknesses could result in further material misstatements to K Wave’s annual or interim financial statements that would not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If K Wave is unable to assert that its internal control over financial reporting is effective, or when required in the future, if K Wave’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of K Wave’s financial reports, the market price of K Wave Ordinary Shares could be adversely affected and K Wave could become subject to litigation or investigations by the Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

There can be no assurance as to how quickly or effectively K Wave can remediate the material weaknesses in its internal control over financial reporting or that additional material weaknesses will not be identified in the future. Any failure to remedy additional weaknesses or deficiencies in K Wave’s internal control over financial reporting that may be discovered in the future or to implement new or improved controls, or difficulties encountered in the implementation of such controls, could harm K Wave’s operating results, cause K Wave to fail to meet K Wave’s reporting obligations or result in material misstatements in K Wave’s financial statements. Any such failure could, in turn, affect the future ability of K Wave’s management to certify that K Wave’s internal control over financial reporting is effective. Ineffective internal control over financial reporting could also subject K Wave to the scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in K Wave’s reported financial information and subject K Wave to civil or criminal penalties or shareholder litigation, which could have an adverse effect on the trading price of K Wave’s securities. In addition, if we identify additional deficiencies in K Wave’s internal control over financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in K Wave’s financial statements and harm K Wave’s share price. Furthermore, additional deficiencies could result in future non-compliance with Section 404 of the Sarbanes-Oxley Act. Such non-compliance could subject K Wave to a variety of administrative sanctions, including review by the SEC or other regulatory authorities.

Risks Associated with being Incorporated in the Cayman Islands

Because K Wave is incorporated under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles of Association designates the courts of the Cayman Islands to have exclusive jurisdiction over certain matters, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

K Wave is an exempted company incorporated under the laws of the Cayman Islands. K Wave’s Amended and Restated Memorandum and Articles of Association designates the courts of the Cayman Islands to have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members; (c) any action asserting a claim arising pursuant to any provision of the Companies Act (as revised) of the Cayman Islands, K Wave’s Amended and Restated Memorandum and Articles of Association and (d) any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognized under the laws of the United States of America); provided, however, that this exclusive forum provision shall not apply to any action or suits brought to enforce any liability or duty created by the United States Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. As a result, it may be difficult for investors to effect service of process within the United States upon K Wave’s directors or officers, or enforce judgments obtained in the United States courts against K Wave’s directors or officers.

K Wave’s corporate affairs are governed by its amended and restated memorandum and articles of association, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. K Wave will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of K Wave’s directors to K Wave under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of K Wave’s shareholders and the fiduciary responsibilities of K Wave’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

K Wave has been advised by Maples and Calder (Cayman) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against K Wave or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A number of K Wave directors and executive officers are not residents of the United States, and the majority of its assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon K Wave within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a company incorporated in the Cayman Islands, K Wave is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if K Wave complied fully with Nasdaq corporate governance listing standards.

K Wave is a company incorporated in the Cayman Islands, and has applied for listing of the K Wave Ordinary Shares on Nasdaq. Nasdaq market rules permit a foreign private issuer like K Wave to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is K Wave’s home country, may differ significantly from Nasdaq corporate governance listing standards.

Among others, K Wave will not be required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

Risks Associated with Operating in Korea

K Wave’s transactions with its subsidiaries or with their affiliates may be restricted under Korean fair trade regulations.

K Wave’s Korean subsidiaries may enter into business relationships and transactions with their affiliates, which are subject to scrutiny by the Korean Fair Trade Commission (“KFTC”) as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that K Wave’s Korean subsidiaries have engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on K Wave’s business, financial condition, and results of operations.

The operations of K Wave’s Korean subsidiaries and its affiliates may be designated an affiliated group under Korean law, which would require that group of companies to make certain disclosures and implement additional corporate governance requirements.

K Wave’s Korean subsidiaries and a group of companies affiliated with it may be designated as a business group subject to disclosure under the Korean Monopoly Regulation and Fair Trade Act. As described in greater detail in the section titled “Government Regulation-The Monopoly Regulation and Fair Trade Act”, such a designation would impose additional corporate governance and public disclosure requirements on this group of affiliated companies. These requirements would create additional costs of compliance and could subject this group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.

The operations of K Wave’s Korean subsidiaries are subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in K Wave’s or its shareholders’ best interest.

Under applicable Korean law, directors of a Korean company owe a fiduciary duty to their respective Korean company rather than to its shareholders. This fiduciary duty obligates directors of a Korean company to perform their duties faithfully for the good of the Korean company as a whole. As a result, if circumstances arise in which the good of K Wave’s Korean subsidiaries conflicts with the good of K Wave or its shareholders, K Wave’s Korean subsidiaries may not be permitted under applicable Korean law to act in a manner that is in the best interest of K Wave, as its parent, or K Wave’s shareholders.

Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major shareholder (including a 10% or more shareholder) and K Wave for the director’s or the major shareholder’s account. As a result, intercompany transactions between K Wave and its Korean subsidiaries (or any other Korean entity K Wave may own, from time to time), could arise in the future in which the directors of the Korean subsidiary are not able to act in K Wave’s or its shareholders’ best interest as a result of competing interests of the subsidiary. Any such occurrence with respect to our Korean subsidiaries could adversely affect K Wave’s business, financial condition, and results of operations.

The operations of K Wave’s Korean subsidiaries and any potential transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that K Wave’s transactions with its subsidiaries, affiliates or any other person or company that is related to K Wave may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm’s-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for K Wave and, in turn, may adversely affect K Wave’s business, financial condition, and results of operations.

If K Wave is deemed to have a “place of effective management” in Korea, K Wave will be treated as a Korean company for the purpose of Korean corporate income tax with regards to K Wave’s worldwide income.

Under the Corporate Tax Act (“CTA”), as amended on December 31, 2022, a corporation having a “place of effective management” in Korea will be treated as a Korean company for the purposes of Korean corporate income tax. The CTA does not clearly define what constitutes “place of effective management.” However, there are court precedents which establish certain factors to consider for determining whether a foreign corporation can be considered as having a “place of effective management” in Korea. Such factors include, without limitation, considerations such as the location of Board of Directors’ meetings, etc. If K Wave is deemed to have a “place of effective management” in Korea, K Wave will be required to file annual corporate income tax returns with the Korean tax authorities and be subject to Korean corporate income tax. Currently, the applicable rates are 9.9% (inclusive of local corporate taxes) for taxable income up to 200 million Korean Won, 20.9% (inclusive of local corporate taxes) for taxable income exceeding 200 million Korean Won and less than 20 billion Korean Won, 23.1% (inclusive of local corporate taxes) for taxable income greater than 20 billion won and less than 300 billion Korean Won, and 26.4% (inclusive of local corporate tax) for taxable income greater than 300 billion Korean Won. Taxable income would include any worldwide income, such as dividends K Wave receives from K Wave’s Korean operating company and any interest income earned outside of Korea. If K Wave is required to pay Korean corporate income tax, it may reduce K Wave’s cash flow and negatively impact the returns to investors.

A focus on regulating copyright and patent infringement by the Korean government subjects K Wave to extra scrutiny in K Wave’s operations and could subject K Wave to sanctions, fines, or other penalties, which could adversely affect K Wave’s business and operations in Korea.

The Korean government has recently focused on addressing copyright and patent infringement in Korea, particularly with respect to luxury and brand name merchandise. Despite measures K Wave has taken to address copyright and patent infringement, the Korean government may subject K Wave to sanctions, fines, or other penalties, which could adversely affect K Wave’s business and operations in Korea.

New Korean legislative proposals may expose K Wave’s business to additional risks from litigation, regulation, and government investigations.

K Wave expects to be subject to changing laws and regulations everywhere we do business, including in Korea. For example, on September 28, 2020, the Korean Ministry of Justice announced (i) a proposed amendment to the Korean Commercial Code to adopt a punitive damages system that would apply generally to all areas of business, and (ii) a proposed bill to introduce a class action litigation system in Korea.

Previously, punitive or exemplary damages have been available in Korea only in specific business fields. The proposed legislation would broaden the potential availability of such damages. Similarly, the proposal relating to class actions would make such litigation applicable to a broader scope of cases, would allow for a Korean style discovery process, jury trials in many cases, and would apply to claims whose cause arose before the bill’s enactment.

Additionally, on January 8, 2021, the main session of the Korean National Assembly passed a draft Bill on Punishment for Serious Accidents, etc. (the “Serious Accidents Act”), which came into effect January 27, 2022. The Serious Accidents Act imposes enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act extends potential liability to a wider group of persons than under existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business.

These are just some examples of how K Wave’s business could be affected by changing regulations. If these proposals are enacted and implemented, our subsidiaries could face substantial costs and management could be required to spend significant time and attention on these matters, which would divert K Wave’s focus from K Wave’s core business. This could adversely affect K Wave’s business, financial condition, and results of operations.

For K Wave’s subsidiaries that are incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.

K Wave’s operations are primarily conducted outside of the United States. In addition, all but one of K Wave’s directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. K Wave is a Cayman corporation. As a result, while U.S. investors should be able to serve process within the United States on K Wave, it may be difficult or impossible for U.S. investors to serve process within the United States upon K Wave’s subsidiaries and their respective directors and officers or to enforce a judgment against K Wave’s subsidiaries for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which K Wave’s subsidiaries are incorporated or where the assets of K Wave’s subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against K Wave’s subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against K Wave’s subsidiaries based on those laws.

We have no prior operating history in AI infrastructure, and our ability to execute this new line of business is unproven.

We have a limited operating history in the data center and AI infrastructure industries, which makes it difficult to evaluate our prospects and forecast our results. Our business plan contemplates identifying, acquiring, co-developing, and co-investing in data center and AI infrastructure projects in the United States and overseas, including both smaller projects that are already operating and, in some cases, participation in multi-billion-dollar projects alongside third parties such as IGIS Global. The successful execution of this plan will depend on, among other things, our ability to source attractive opportunities, perform effective technical, financial, and regulatory diligence, secure development rights and permits, access sufficient power and connectivity, raise or allocate substantial capital at acceptable cost, and negotiate commercial contracts on competitive terms. New market entrants frequently encounter unanticipated costs, delays, and regulatory constraints, and our projections may not prove accurate. FPI data center operators with longer operating histories have disclosed material risks associated with rapid growth, customer concentration, and large capital outlays; similar dynamics could adversely impact us.

Rapid technological change could render our investments obsolete or require unanticipated reinvestment.

The AI hardware and software ecosystem evolves quickly, including frequent accelerator refresh cycles, network-fabric advances, and changing model architectures and frameworks. Our deployed configurations may underperform market expectations or become less attractive as industry standards shift, new products are introduced, or software stacks require different hardware characteristics. We may incur stranded or accelerated depreciation, retrofit costs, or write-downs if we must replace or upgrade equipment earlier than planned to remain competitive.

Risks Relating to an Investment in K Wave Ordinary Shares

We have engaged in, and may continue to engage in, transactions and offerings of our securities. Future resales and/or issuances of Ordinary Shares may cause the market price of our shares to drop significantly and may dilute shareholders.

Sales of a substantial number of our Ordinary Shares in the public market or the perception that those sales might occur could depress the market price of our Ordinary Shares which could impair our ability to raise capital through the sale of additional equity securities.

The market price of Ordinary Shares could drop significantly if the holders of the Ordinary Shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of Ordinary Shares or other securities. The issuance of additional Ordinary Shares will significantly dilute the equity interests of existing holders of the Company securities and such dilution may also reduce the influence that you may have on the management of the Company through the matters that are presented for voting to the Company’s shareholders.

Certain judgments obtained against K Wave by K Wave’s shareholders may not be enforceable.

K Wave is a company incorporated under the laws of the Cayman Islands. K Wave conducts most of its operations in the Republic of Korea and substantially all of its operations outside of the United States. Most of K Wave’s assets are located in the Republic of Korea, and substantially all of K Wave’s assets are located outside of the United States. In addition, most of K Wave’s senior executive officers reside within the Republic of Korea for a significant portion of the time and most are Korean nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against K Wave or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Republic of Korea may render you unable to enforce a judgment against K Wave’s assets or the assets of K Wave’s directors and officers.

The Ordinary Shares of K Wave are newly-issued and there can be no assurance that an active trading market will develop or be sustained.

Prior to our Business Combination (as defined in Item 4), K Wave had not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. The Ordinary Shares are listed for trading on Nasdaq under the symbol “KWM”. However, the listing of shares on the Nasdaq does not ensure that a market for the Ordinary Shares of K Wave will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or the trading price of the Ordinary Shares of K Wave.

Even if K Wave is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Ordinary Shares. If a public market for the combined K Wave’s Ordinary Shares does not develop, investors may not be able to re-sell their Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. K Wave cannot predict the extent to which investor interest in K Wave will lead to the development of an active, liquid trading market. The trading price of and demand for the Ordinary Shares of K Wave and the development and continued existence of a market and favorable price for the Ordinary Shares of K Wave will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of K Wave, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Ordinary Shares of K Wave to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Ordinary Shares of K Wave. Many of these factors and conditions are beyond the control of K Wave.

K Wave’s share price may be volatile and could decline substantially.

The market price of K Wave’s Ordinary Shares may be volatile, both because of actual and perceived changes in K Wave’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in K Wave’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of K Wave or other companies in the entertainment business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other entertainment content companies;

●	announcements by K Wave or its competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving K Wave;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting K Wave or its industry;

●	the trading volume of K Wave’s Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on K Wave’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and the Republic of Korea’s economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of K Wave’s Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about K Wave or its business, its Ordinary Shares price and trading volume could decline.

The trading market for K Wave’s Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about K Wave or its business. Securities and industry analysts do not currently, and may never, publish research on K Wave. If no securities or industry analysts commence coverage of K Wave, the trading price for its Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover K Wave downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of K Wave or fail to publish reports on K Wave, demand for its Ordinary Shares could decrease, which might cause its Ordinary Share price and trading volume to decline.

K Wave’s amended and restated memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the Ordinary Shares of K Wave.

K Wave has adopted an amended and restated memorandum and articles of association which contains provisions to limit the ability of others to acquire control of K Wave or cause K Wave to engage in change-of-control transactions. These provisions could have the effect of depriving K Wave shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of K Wave in a tender offer or similar transaction. For example, K Wave’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with K Wave’s Ordinary Shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of K Wave or make removal of management more difficult. If K Wave’s board of directors decides to issue preference shares, the price of the Ordinary Shares of K Wave may fall and the voting and other rights of the holders of the Ordinary Shares of K Wave may be materially and adversely affected.

If we fail to regain compliance with the continued listing requirements of the Nasdaq Capital Market, our Ordinary Shares may be delisted and the price of our Ordinary Shares and our ability to access the capital markets could be negatively impacted. Moreover, there can be no assurance that we will be able to regain compliance with such Nasdaq continued listing standards in the future.

On January 7, 2026, K Wave received a letter from the Listing Qualifications staff of Nasdaq notifying K Wave that, based on the closing bid price of K Wave for the period from November 20, 2025 to January 6, 2026, K Wave no longer meets the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), K Wave has a compliance period of 180 calendar days, or until July 6, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of K Wave’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide K Wave a written confirmation of compliance and this matter will be closed.

In the event that K Wave does not regain compliance in the Compliance Period, K Wave may be eligible for an additional 180 calendar days to demonstrate compliance with the bid price requirement, provided that K Wave meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

No assurance can be given that we will regain compliance with the Nasdaq continued listing standards. Failure to regain compliance with all Nasdaq continued listing standards could result in a delisting of our Ordinary Shares, which could cause Nasdaq to delist our Ordinary Shares from trading on its exchange. If our Ordinary Shares were delisted from Nasdaq, we and our shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Ordinary Shares is a “penny stock” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our Board of Directors may authorize a reverse stock split, which may not result in the desired benefits and could negatively impact the liquidity and market price of our Ordinary Shares.

We may consider a reverse stock split in the future, including as one potential method to regain compliance with Nasdaq’s continued listing standards if our Ordinary Share price were to fall below applicable thresholds. There can be no assurance that a reverse stock split would increase our Ordinary Share price in proportion to the reduction in the number of shares outstanding, that the post-split price would be sustained, or that the reverse stock split would improve the liquidity of our Ordinary Shares. A reverse stock split may also result in increased volatility or negative market perceptions, and if our Ordinary Share price were to subsequently decline, we could again be subject to Nasdaq deficiency notices and potential delisting procedures.

Risks Related to our Bitcoin Strategy

If we decide to continue pursuing our bitcoin acquisition strategy, it may expose us to various risks associated with bitcoin.

As of the date of this report, we no longer own any bitcoin. However, if we decide to acquire bitcoin in the future, our bitcoin acquisition strategy may expose us to various risks associated with bitcoin, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset and the price of Bitcoin may continue to decline in value in the future. If we decide to pursue our bitcoin acquisition strategy and it proves unsuccessful, our financial condition, results of operations, and the market price of our Ordinary Shares could be materially adversely impacted.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from any bitcoin holdings upon a sale of bitcoin or if we decide to implement strategies to create income streams using bitcoin. Even if we pursue any such strategies, the Company may not be able to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, the U.S. Congress has introduced bills to address the digital asset regulatory landscape. The GENIUS Act introduces the first comprehensive federal framework for stablecoins, requiring full 1:1 backing, reserve, and anti-money-laundering compliance. Although the Act focuses on stablecoins, our regulatory framework and enforcement mechanisms could influence broader digital asset oversight, indirectly affecting Bitcoin custody, trading infrastructure, and compliance costs. In addition, several legislative efforts to address the regulation of cryptocurrency, including Bitcoin, have been introduced and are currently pending congressional consideration. Emerging laws and proposals in the U.S. federal government may materially affect our operations, Bitcoin holdings, and investment outcomes. The CLARITY Act, specifically would clarify which digital assets are commodities versus securities. Additionally, the CLARITY Act would subject certain spot-market digital commodities to a comprehensive regulatory regime for the first time in the United States. While this legislation could have a positive impact on the price of Bitcoin if market participants believe that regulatory clarity and market structure is an advantage, it could also have a negative impact on the industry and the value of Bitcoin if legal and regulatory requirements arising from such legislation are deemed to be too onerous, or for several other reasons.

Separately, it is not currently possible to know what changes will be made to the CLARITY Act as it proceeds through the legislative phases, in the event that it is signed into law. Currently, the legislation only requires registration of entities acting as brokers, dealers, exchanges and custodians, rather than entities like ours. However, such entities may bear costs associated with registration that may be passed on to us and other entities transacting in Bitcoin. Additionally, the current legislation would amend the definition of “commodity interests” to include certain digital commodities, which would likely include Bitcoin. Such an amendment could cause certain collective investment vehicles that invest in Bitcoin or advise others as to investing in Bitcoin to be required to register with the CFTC as commodity pool operators (“CPOs”) or commodity trading advisors (“CTAs”). While we do not currently anticipate that we would be required to register as a CPO or CTA even under the current version of the CLARITY Act, if it were required to do so, we could face increased compliance costs and regulatory scrutiny, which could have a material and adverse impact on our business and performance.

The European Union’s Markets in Crypto Assets Regulation, among others have been active in recent years, and in the U.K., the Financial Services and Markets Act 2023, or FSMA 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. Further, it is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our Ordinary Shares.

In addition, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. Growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. Malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions, for example, were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. The open-source nature of the bitcoin blockchain also means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

K Wave was incorporated as a Cayman Islands exempted company on June 22, 2023. Prior to the Business Combination (described below), K Wave was a wholly-owned subsidiary of Global Star Acquisition Inc. (“Global Star”).

K Wave was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Merger Agreement. Prior to the Business Combination, K Wave maintained one direct wholly owned subsidiary, GLST Merger Sub Inc., a Delaware corporation (“Merger Sub”), which was incorporated to facilitate the consummation of the transactions contemplated by the Merger Agreement and was merged with and into K Enter in connection with the Business Combination.

K Wave’s registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. K Wave’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, United States of America.

Business Combination

On May 13, 2025 (the “Closing Date”), K Wave consummated the transactions contemplated by the Merger Agreement, dated June 15, 2023, by and between Global Star and K Enter (as modified by the Joinder Agreement, dated July 13, 2023, the First Amendment to Merger Agreement, dated March 11, 2024, the Second Amendment to Merger Agreement, dated June 28, 2024, the Third Amendment to Merger Agreement to Merger Agreement, dated July 25, 2024 and the Fourth Amendment to Merger Agreement dated December 11, 2024, the “Merger Agreement”).

The following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

●	On May 13, 2025, Global Star was reincorporated to Cayman Islands by merging with and into K Wave, with K Wave remaining as the surviving publicly traded entity (the “Reincorporation Merger”). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of Global Star’s Class A common stock, par value $0.0001 per share (the “Global Star Common Stock”), other than Global Star Common Stock owned by Global Star as treasury shares or any Global Star Common Stock owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one Ordinary Share of K Wave, (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one Ordinary Share of K Wave at a price of $11.50 per whole share (which are referred to herein as the “Warrants,” the “K Wave Warrants” or the “Public Warrants”), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one Ordinary Share of K Wave at the closing of a business combination (the “K Wave Right”), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one Ordinary Share of K Wave, one Public Warrant, and one K Wave Right. At the closing of the Reincorporation Merger, all Global Star Common Stock and all Global Star warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically canceled and retired and ceased to exist; and

●	On May 13, 2025, Merger Sub merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of K Wave (the “Acquisition Merger”). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of Ordinary Shares of K Wave equal to a conversion ratio of 312.1:1 (the “Conversion Ratio”), and (iv) each share of Merger Sub common stock issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 as K Wave does not meet the criteria to be determined a business under IFRS 3. Under this method of accounting, K Wave was treated as the acquired company for financial reporting purposes, and K Enter was treated as the acquirer for financial statement reporting purposes. In such a transaction structure, the difference between the fair value of the assets and liabilities transferred and the fair value of the equity instruments issued at the grant date is recognized in profit or loss as compensation for listing services, rather than as goodwill or a gain from a bargain purchase.

Listing expenses

		May 14, 2025
		(In thousands of Korean won)
Listing expenses
Fair value of shares issued		15,285,412
Fair Value of Identifiable Net Assets		(9,789,813)
Reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment	₩	25,075,225

The identifiable net assets acquired and liabilities recognized on acquisition were:

		May 14, 2025
		K Wave
		(In thousands of Korean won)
- Asset
Cash and cash equivalents		62,655
Others		15,334
Subtotal	₩	77,989
- Liabilities
Trade payables and other financial liabilities		4,792,234
derivative liabilities		357,647
Warrants		1,241,231
Borrowings		3,017,994
Others		458,696
Subtotal	₩	9,867,802
Fair Value of Identifiable Net Assets	₩	(9,789,813)

Acquisitions of Six Korean Entities

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Studio,” and collectively with Play Company, Solaire, Apeitda, Lamp and Bidangil, the “Six Korean Entities”) was a closing condition to the Business Combination.

On January 3, 2025, K Enter closed the equity purchase of Play Company first and the acquisitions of each of the other Six Korean Entities subsequently. The acquisition of Play Company by K Enter was accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. The acquisitions of each of the Six Korean Entities other than Play Company by K Enter post the acquisition of Play Company was accounted for in accordance with the acquisition method of accounting under IFRS 3, with K Enter post the acquisition of Play Company considered to be the acquirer of each of the Six Korean Entities other than Play Company. Under the acquisition method of accounting, the preliminary purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction were expensed as incurred.

The consideration transferred by K Enter for the acquisition of interests in each of the Six Korean Entities is as follows:

-	Play Company:

K Enter acquired 100% of the outstanding shares of Play Company from Hyungseok Cho in exchange for 27,787 shares of K Enter common stock (which common stock was subsequently converted into 8,673,667 shares of K Wave) and cash consideration of USD 24,648,370 (KRW 36,233,103 thousand). As of the date of this report, an aggregate of $25,351,906 in purchase price and earnout consideration remain payable to Mr. Cho as consideration for K Enter’s purchase of Play Company.

-	Lamp

K Enter acquired 51.3% of the outstanding shares of Lamp in exchange for 6,668 shares of K Enter common stock (which common stock was subsequently converted to 2,081,405 shares of K Wave).

-	Bidangil

K Enter acquired 53.7% of the outstanding shares of Bidangil in exchange for 4,444 shares of K Enter common stock (which common stock was subsequently converted to 1,387,188 shares of K Wave).

-	Apeitda

K Enter acquired 51% of the outstanding shares of Apeitda in exchange for 3,334 shares of K Enter common stock (which common stock was subsequently converted to 1,040,703 shares of K Wave).

-	Anseilen

K Enter acquired 51% of the outstanding shares of Anseilen in exchange for 1,677 shares of K Enter common stock (which common stock was subsequently converted to 523,473 shares of K Wave).

-	Solaire Partners

K Enter acquired 95% of the outstanding shares of Solaire Partners in exchange for 3,103 shares of K Enter common stock (which common stock was subsequently converted to 968,598 shares of K Wave).

The identifiable net assets acquired and liabilities recognized on acquisition were:

		January 1, 2025 (Deemed acquisition date)
		K Enter	Lamp	Bidangil	Apeitda	Anseilen	Solaire Partners	Total
		(In thousands of Korean won)
- Asset
Cash and cash equivalents	₩	490,070	863,927	1,448,485	344,537	361,234	355	3,508,608
Accounts receivable and financial assets (*1)		4,254,387	1,684,662	1,863,496	522,218	54,824	3,314,474	11,694,061
Other non-financial assets		3,128,462	2,656,784	584,523	2,279	586,011	97	6,958,156
Property and equipment including right-of-use assets		77,734	159,538	123,789	220,843	735	74,097	656,736
Intangible assets other than goodwill		-	1,306,583	806,737	-	-	-	2,113,320
Deferred tax assets		-	45,845	-	-	-	-	45,845
Deferred transaction costs		3,163,511	-	-	-	-	-	3,163,511
Others		128,491	130,057	-	-	31	135,943	394,522
Subtotal	₩	11,242,655	6,847,396	4,827,030	1,089,877	1,002,835	3,524,966	28,534,759
- Liabilities
Trade payables and other financial liabilities		8,414,624	2,040,169	911,596	19,112	17,724	1,993,839	13,397,064
Borrowings		1,420,528	1,445,453	-	-	-	207,336	3,073,317
Convertible Note		3,920,244	-	-	-	-	-	3,920,244
Derivative liabilities		590,020	-	-	-	-	-	590,020
Contract liabilities		-	900,000	-	-	-	-	900,000
Lease liabilities		88,488	145,647	123,328	-	-	60,945	418,408
Defined benefit liabilities		-	255,006	-	121,521	7,130	152,368	536,025
Deferred tax liabilities		-	129,352	-	-	-	-	129,352
Others		294,162	428,731	88,928	122,857	1,561,219	134,899	2,630,796
Subtotal		14,728,066	5,344,358	1,123,852	263,490	1,586,073	2,549,387	25,595,226
Fair Value of Identifiable Net Assets		(3,485,411)	1,503,038	3,703,178	826,387	(583,238)	975,579	2,939,533

(*1)	The fair value of trade receivables acquired through the Business Combination is KRW 172 million. The contractual amount of trade receivables as of the acquisition date is KRW 172 million, and no trade receivables are expected to be uncollectible.

The fair value of other receivables acquired through the Business Combination is KRW 11,522 million. The contractual amount of other receivables as of the acquisition date is KRW 11,522 million, and no other receivables are expected to be uncollectible.

Measurement of fair values:

Assets acquired	Measurement bases
Intangible assets	The fair value is determined by projecting the future cash flows attributable to the specific intangible asset over its expected useful life, deducting contributory asset charges for the use of supporting assets, and discounting the resulting excess earnings to present value using an appropriate discount rate that reflects the risk associated with the asset.

Goodwill:

		January 1, 2025 (Deemed acquisition date)
		K enter	Lamp	Bidangil	Apeitda	Anseilen	Solaire Partners	Total
		(In thousands of Korean won)
Consideration transferred		169,012,604	7,959,688	5,310,988	3,979,845	2,005,971	3,714,183	191,983,279
Fair Value of Net Assets Attributable to the Acquired Interest		(3,485,411)	770,789	1,988,022	421,458	(297,451)	926,800	324,207
- Fair Value of Identifiable Net Assets		(3,485,411)	1,503,038	3,703,178	826,387	(583,238)	975,579	2,939,533
- Non-controlling interest		-	(732,249)	(1,715,156)	(404,929)	285,787	(48,779)	(2,615,326)
Goodwill (*1)	₩	172,498,015	7,188,899	3,322,966	3,558,387	2,303,422	2,787,383	191,659,072

(*1)	The goodwill of KRW 191,659,072 thousand arising from the acquisition is attributable to synergies expected from the combination of operations and the customer base acquired. None of the goodwill recognized is expected to be deductible for income tax purposes.]

Issuance of Ordinary Shares to Global Fund LLC

In connection with the Business Combination, on May 14, 2025, Global Fund LLC transferred 150,000 Ordinary Shares (the “Reimbursement Shares”) to the law firm, Loeb, as payment for legal services which it provided to the Company in connection with the Business Combination. On January 21, 2026, the Company reimbursed Global Fund LLC for this transfer of the Reimbursement Shares by issuing 150,000 Ordinary Shares to Global Fund LLC. Ted Kim, the Company’s Co-Founder, Chief Executive Officer and a member of the Company’s board of directors, and Stephen Drew, an Initial Stockholder of the Company and a member of the Company’s advisory board, are the Managing Partners of Global Fund LLC. Stephen Drew is also the Managing Member of Bitcoin Strategic and served as a director of Global Star.

The Public Warrants

Pursuant to the Warrant Agreement, dated as of September 22, 2022, by and between Global Star and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), which Warrant Agreement was assumed by K Wave as of the Closing of the Business Combination, upon the Closing of the Business Combination, the issued and outstanding Global Star Warrants became exercisable into 9,656,225 Ordinary Shares of K Wave instead of 9,656,225 Global Star Ordinary Shares. Accordingly, pursuant to the Registration Statement on Form F-1, K Wave is registering the 9,656,225 Ordinary Shares of K Wave underlying these warrants (which are referred to herein as the “Warrants,” the “K Wave Warrants” or the “Public Warrants”).

The Public Warrants are governed by the Warrant Agreement. Global Star’s obligations and rights under the Warrant Agreement were assumed by K Wave from Global Star as of the Closing of the Business Combination.

Pursuant to the Warrant Agreement, each Public Warrant entitles the registered holder thereof to purchase from K Wave the number of Ordinary Shares stated therein at the price of $11.50 per share, subject to the adjustments described below (the “Warrant Price”).

Additionally, the Warrant Agreement provides that the Public Warrants became exercisable on the 30th day following the Closing of the Business Combination and will remain exercisable by the holders thereof until 5:00 p.m., New York City time on the date that is 5 years after the Closing of the Business Combination (or, May 13, 2030).

No holder of a Public Warrant may exercise such holder’s Public Warrant to the extent that, after giving effect to such exercise, such person and any of its affiliates or any other person subject to aggregation with such person for purposes of the “beneficial ownership” test under Section 13 of the Exchange Act, or any “group” (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part, would beneficially own (within the meaning of Section 13 of the Exchange Act) in excess of 4.9% or 9.8% (as specified by the holder) of the shares of K Wave Ordinary Shares outstanding immediately after giving effect to such exercise.

The number of Ordinary Shares of K Wave into which the Public Warrants are exercisable will be proportionately adjusted if the number of issued and outstanding Ordinary Shares are increased by a capitalization or share dividend of Ordinary Shares, or by a sub-division of Ordinary Shares or other similar event. If K Wave, at any time while the Public Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the Ordinary Shares a dividend or make a distribution in cash, securities or other assets on account of such Ordinary Shares, other than as provided in the previous sentence or in connection with an ordinary cash dividend, then the Warrant Price will be decreased by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share.

The number of Ordinary Shares of K Wave into which the Public Warrants are exercisable will also be proportionately adjusted if the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of shares or other similar event.

Whenever the number of shares of Ordinary Shares purchasable upon the exercise of the Public Warrants is adjusted (as described above), the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Ordinary Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Ordinary Shares so purchasable immediately thereafter.

No fractional shares of Ordinary Shares are issuable upon the exercise of Public Warrants. If, by reason of any adjustment, the holder of any Public Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an Ordinary Share, K Wave will, upon such exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder.

At the option of K Wave, all (but not less than all) of the outstanding Public Warrants may be redeemed at any time while they are exercisable and prior to their expiration, upon notice to the registered holders of the Public Warrants, at a price (the “Redemption Price”) of $0.01 per Public Warrant, provided that the last reported sales price of the Ordinary Shares reported has been at least $18.00 per share (subject to adjustment as described above) on each of 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the shares of Ordinary Shares issuable upon exercise of the Public Warrants and a current prospectus relating thereto or K Wave has elected to require the exercise of the Public Warrants on a “cashless basis”; provided, however, that if and when the Public Warrants become redeemable by K Wave, K Wave may not exercise such redemption right if the issuance of shares of Ordinary Shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or K Wave is unable to effect such registration or qualification.

The Warrants, except Private Placement Warrants, may be exercised, for cash or on a “cashless basis” at any time after notice of redemption is given by K Wave and prior to the applicable redemption date.

A Public Warrant does not entitle the registered holder thereof to any of the rights of a shareholder of K Wave, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as a shareholder in respect of the meetings of shareholders or the election of directors of K Wave or any other matter.

Pursuant to the Warrant Agreement, K Wave agreed to use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Public Warrants and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Public Warrants

The Warrant Agreement provides that if a registration statement has not been declared effective by the 60th business day following the Closing of the Business Combination, holders of the Public Warrants will have the right, until such registration statement being declared effective by the SEC, and during any other period when K Wave has failed to have maintained an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Public Warrants on a “cashless basis” by exchanging the Public Warrants for that number of Ordinary Shares equal to the lesser of the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) over the Warrant Price by (y) the Fair Market Value. For such purposes, “Fair Market Value” means the volume-weighted average price of the Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Public Warrants or its securities broker or intermediary.

Pursuant to the Warrant Agreement, if the Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, K Wave may, at its option, (i) require holders of Public Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” and will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants. If K Wave does not elect at the time of exercise to require a holder of Public Warrants who exercises Public Warrants to exercise such Public Warrants on a “cashless basis,” it will use its best efforts to register or qualify for sale the Ordinary Shares issuable upon exercise of the Public Warrant under the blue sky laws of the state of residence in those states in which the Public Warrants were initially offered by K Wave of the exercising Public Warrant holder to the extent an exemption is not available.

The Goldstar Convertible Note

On June 5, 2024, K Enter issued to Goldstar the Goldstar Convertible Note in the original principal amount of $1,500,000. The Goldstar Convertible Note accrued interest at a rate of 3% per annum and was scheduled to mature on June 4, 2027. The principal and accrued interest on the Goldstar Convertible Note were convertible into Ordinary Shares at a rate of $4.00 per share. On June 16, 2025, Goldstar converted all of the issued and outstanding principal and accrued interest under the Goldstar Convertible Note into an aggregate of 384,262 Ordinary Shares, which shares constitute a portion of the Conversion Shares and are being registered pursuant to the Registration Statement on Form F-1, and the Goldstar Convertible Note was cancelled in its entirety.

The Loeb Convertible Note

On May 13, 2025, K Enter and K Wave issued to Loeb a Promissory Note in the aggregate principal amount of $1,218,541.80 as partial payment for legal fees owed to Loeb in connection with the Business Combination (the “Original Convertible Note”). The Original Convertible Note accrued interest at 7% per annum and was set to mature on November 28, 2025.

On December 3, 2025, K Enter and K Wave, jointly and severally, issued the Loeb Convertible Note to Loeb in exchange for the Original Convertible Note. The Loeb Convertible Note accrues interest at a rate of 18% per annum and was scheduled to mature on February 13, 2026. On February 12, 2026, the Loeb Convertible Note was amended to extend the maturity date thereof from February 13, 2026 to March 31, 2026.

The holder of the Loeb Convertible Note has the right, in its sole discretion, to convert all or any part of the outstanding principal and accrued interest under the Loeb Convertible Note into Ordinary Shares at a conversion price per share equal to 85% of the volume weighted average price of the lowest closing price of the Ordinary Shares during the preceding five trading day period ending on the last complete trading day prior to the applicable conversion date.

Pursuant to the Loeb Convertible Note, K Wave agreed that, with respect to any Conversion Shares obtained by Loeb upon conversion of the Loeb Convertible Note, in whole or in part, Loeb would have the following registration rights: (i) one demand registration of the sale of the Conversion Shares at K Wave’s expense, and (ii) unlimited “piggyback” registration rights for a period of five years after the date of the issuance of the Loeb Convertible Note at K Wave’s expense.

On March 12, 2026, the Loeb Convertible Note was fully converted into 1,952,662 Ordinary Shares.

PIPE Securities Purchase Agreement

On January 31, 2025, the Company entered into a Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”), with certain accredited investors (collectively, the “PIPE Investors”) and another institutional, accredited investor (the “Other PIPE Investor”), pursuant to which the PIPE Investors and the Other PIPE Investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors and the Other PIPE Investor, at the closing of the transactions contemplated by the Merger Agreement, Convertible Senior Unsecured Promissory Notes (the “PIPE Notes”) convertible into shares Ordinary Shares (the financing under the PIPE Securities Purchase Agreement hereinafter referred to as the “PIPE Financing”) with an aggregate original principal amount of $4.5 million.

On May 13, 2025, upon the closing of the Business Combination, the Company issued and sold an original aggregate principal amount of $4.4 million of the PIPE Notes (the “Aggregate Closing PIPE Proceeds”) to the PIPE Investors in accordance with the terms and conditions of the PIPE Securities Purchase Agreement. In connection with the closing of the PIPE Financing, the Other PIPE Investor failed to pay for $100,000 for the PIPE Note for which the Other PIPE Investor had committed to purchase pursuant to the PIPE Securities Purchase Agreement.

The PIPE Notes are convertible into Ordinary Shares at a price of $5.00 per Ordinary Share, provided, that, under the terms of the PIPE Notes, a PIPE Investor may not convert its PIPE Notes to the extent (but only to the extent) such PIPE Investor or any of its affiliates would beneficially own a number of Ordinary Shares which would exceed 4.99% of the outstanding Ordinary Shares of the Company. The PIPE Notes bear interest at a rate of 3.00% per annum, which interest is payable semi-annually. The PIPE Notes mature and all principal and unpaid accrued interest will be payable on the date that is thirty-sixth (36) months following the issuance date of the PIPE Notes.

The Aggregate Closing PIPE Proceeds were released to the Company in connection with the transactions contemplated by the Business Combination Agreement.

Pursuant to the PIPE Securities Purchase Agreement, the Company and the PIPE Investors entered into a Registration Rights Agreement (the “PIPE Registration Rights Agreement”), pursuant to which the Company agreed to file with the SEC a registration statement covering the Ordinary Shares into which the PIPE Notes are convertible.

On January 21, 2026, the Company issued to the PIPE Investors an aggregate of 893,200 Ordinary Shares upon the PIPE Investors’ conversion in full of all principal and interest outstanding under the PIPE Notes in accordance with their terms. As a result of the conversion of the PIPE Notes by the PIPE Investors, the PIPE Notes were cancelled in their entirety.

The Standby Equity Purchase Agreement (the “SEPA”)

On June 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with the Bitcoin Strategic Reserve KWM LLC (“Bitcoin Strategic”), pursuant to which the Company has the right to sell to Bitcoin Strategic up to $500 million of its Ordinary Shares (the “Bitcoin Strategic Commitment Amount”), subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of Ordinary Shares to Bitcoin Strategic under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any Ordinary Shares to Bitcoin Strategic under the SEPA.

Upon the satisfaction of the conditions to Bitcoin Strategic’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the Ordinary Shares issuable under the SEPA declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its discretion until the SEPA is terminated to direct Bitcoin Strategic to purchase a specified number of Ordinary Shares (each, a “Bitcoin Strategic Advance”) by delivering written notice to Bitcoin Strategic. While there is no mandatory minimum amount for any Bitcoin Strategic Advance, no Bitcoin Strategic Advance may be for the sale of an amount of shares greater than the average of the daily traded amount of Ordinary Shares during the five consecutive trading days immediately preceding a notice of a Bitcoin Strategic Advance. Additionally, subject to certain exceptions set forth in the SEPA, the Company may not effect any sales under the SEPA the extent that after giving effect to sales the aggregate number of Ordinary Shares issued under the SEPA would exceed 19.99% of the aggregate amount of Ordinary Shares issued in the capital of the Company immediately prior to the date of the SEPA.

The Company will control the timing and amount of any sales of Ordinary Shares to Bitcoin Strategic. Actual sales of Ordinary Shares to Bitcoin Strategic under the SEPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the shares and determinations by the Company as to the appropriate sources of funding for our business and operations.

The SEPA will automatically terminate on the earlier of (i) the 36-month anniversary of the date of the SEPA or (ii) the date on which Bitcoin Strategic shall have made payment of Bitcoin Strategic Advances pursuant to the SEPA for Ordinary Shares equal to the Bitcoin Strategic Commitment Amount. The Company has the right to terminate the SEPA at no cost or penalty upon three business day’s prior written notice to Bitcoin Strategic, provided that (i) there are no outstanding Bitcoin Strategic sale notices for which Ordinary Shares need to be issued and (ii) the Company has paid all amounts owed to Bitcoin Strategic pursuant to the SEPA. The Company and Bitcoin Strategic may also agree to terminate the SEPA by mutual written consent.

Neither the Company nor Bitcoin Strategic may assign or transfer respective rights and obligations under the SEPA, and no provision of the SEPA may be modified or waived other than by an instrument in writing signed by both parties.

The net proceeds under the SEPA to the Company will depend on the frequency and prices at which the Company sells Ordinary Shares to Bitcoin Strategic. The Company expects that any proceeds received from such sales to Bitcoin Strategic will be used primarily for working capital and general corporate purposes and for purposes of implementing its treasury strategy (described in greater detail below).

The Anson Funds Securities Purchase Agreement

On July 3, 2025, we entered into a Securities Purchase Agreement, by and among the Company, Anson Investments Master Fund, LP and Anson East Master Fund LP (together, the “Anson Funds”), and Anson Investments Master Fund L.P., as collateral agent for the Anson Funds (the “SPA”).

Pursuant to and subject to the terms and conditions of the SPA, the Company agreed to issue and sell to the Anson Funds, and the Anson Funds agreed to purchase from the Company, severally and not jointly, (i) at the Initial Closing (as described below), for an aggregate amount of $15,000,000, Senior Secured Convertible Notes representing an aggregate principal amount of $15,789,474 (the “Initial Notes”) and warrants (the “Initial Warrants”) to purchase an aggregate of 4,312,180 of Ordinary Shares. The Initial Notes are convertible into an aggregate of 4,449,761 Ordinary Shares (assuming interest is payable on such notes at a rate of 12% commencing on the date of issuance of the applicable SPA Note and ending on the date that is 2 years thereafter).

Pursuant to and subject to the terms and conditions of the SPA, the Company also agreed to issue and sell to the Anson Funds, and the Anson Funds agreed to purchase from the Company, severally and not jointly, at (i) the Second Closing (as described below), for an aggregate amount of up to $10,000,000, Senior Secured Convertible Notes representing an aggregate principal amount of $10,526,316 (the “Second Notes”) and warrants (the “Second Warrants”) to purchase an aggregate of 2,874,786 Ordinary Shares; and (ii) at the Additional Closing (as described below), if any, for an aggregate amount of up to $475,000,000, Senior Secured Convertible Notes representing an aggregate principal amount of $500,000,000 (the “Additional Notes”) and warrants (the “Additional Warrants”) to purchase an aggregate of 136,552,327 Ordinary Shares.

All of the Senior Secured Convertible Notes issued and issuable under the SPA (collectively, the “SPA Notes”) are convertible into Ordinary Shares at any time by the Anson Funds at a conversion price of $4.40 per Ordinary Share (subject to customary adjustment provisions in the SPA Notes). All of the Warrants to Purchase Ordinary Shares issued and issuable under the SPA (collectively, the “SPA Warrants”) are exercisable into Ordinary Shares at any time by the Anson Funds at an exercise price of conversion price of $3.6616 per Ordinary Share (subject to customary adjustment provisions in the SPA Warrants).

Additionally, the Senior Secured Convertible Notes issued and issuable under the SPA provide that Anson may, at any time, convert (each, an “Alternate Conversion”) all, or any part of, the outstanding principal and accrued and unpaid interest under such notes into Ordinary Shares at a conversion price equal to 92% of the lowest daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the trading market on which the Ordinary Shares are then listed or quoted in the ten trading days prior to the applicable Alternate Conversion date.

On July 11, 2025, the “Initial Closing” under the SPA was consummated by the parties thereto, pursuant to which the Company sold to the Anson Funds, for an aggregate amount of $15,000,000, the Initial Notes and the Initial Warrants.

Pursuant to the SPA, the consummation of the “Second Closing” requires, in addition to customary conditions to closing, that (i) no event of default under the SPA Notes shall have occurred or be continuing; (ii) the closing price of the Company’s Ordinary Shares on the markets or exchanges on which the Ordinary Shares are listed or quoted for trading (the “Trading Market”) equals or exceeds $3.00 per share on each trading day during the ten consecutive trading days immediately prior to the date of the Second Closing (the “Second Closing Date”); (iii) the daily dollar trading volume for the Ordinary Shares on the Trading Market equals or exceeds $2,000,000 per trading day on each trading day during the ten consecutive trading days immediately prior to the Second Closing Date; and (iv) in accordance with the SPA Registration Rights Agreement (described below), the Registration Statement on Form F-1 with respect to the Initial Closing and the Second Closing shall have been declared effective.

Pursuant to the SPA, the consummation of any Additional Closing requires, in addition to customary conditions to closing, that no event of default under the SPA Notes shall have occurred or be continuing.

In addition, as a condition to the consummation of the Second Closing and any Additional Closing, the SPA requires that, from the date of the SPA to the date of the applicable closing, trading in the Company’s Ordinary Shares shall not have been suspended by the SEC or the Trading Market or limited or minimum prices established by Bloomberg L.P., nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Anson Funds, makes it impracticable or inadvisable to purchase the applicable SPA Notes and SPA Warrants at such closing.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

On May 4, 2026, the Company announced that it had executed an amendment to the SPAwith the Anson Funds and Anson Investments Master Fund L.P. Prior to this amendment, the SPA provided that the Company was required to use at least 80% of the net proceeds from the sale of SPA Notes and SPA Warrants under the SPA to purchase bitcoin. The amendment removed this requirement and, as a result, the Company is permitted to use proceeds from any future sales of SPA Notes and SPA Warrants under the SPA.

The SPA Notes

The SPA Notes are substantially identical and each SPA Note matures, and all principal and any accrued interest on such SPA Note will be payable, on the date that is twenty-four months following its issuance date. The SPA Notes will not bear interest unless an event of default occurs under the SPA Notes, in which event the SPA Notes will bear interest at a rate of 12% per annum (retroactively commencing the date of issuance of the applicable SPA Note), payable at maturity. Additionally, any overdue accrued and unpaid interest to be paid under the SPA Notes will incur a late fee at an interest rate equal to 12% per annum (commencing on the date the interest was payable).

All of the SPA Notes are convertible into Ordinary Shares at any time by the Anson Funds at a conversion price of $4.40 per Ordinary Share (subject to customary adjustment provisions in the SPA Notes, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company). Each SPA Note also provides that, at any time after the issuance date of such SPA Note, the holder may, at its option, convert (each, an “Alternate Conversion”) all, or any part of, the outstanding principal and accrued and unpaid interest under such SPA Note into Ordinary Shares at a conversion price equal to 92% of the lowest daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted in the ten trading days prior to the applicable Alternate Conversion date.

Notwithstanding the foregoing, pursuant to the SPA Notes, the Company may not effect the conversion of any SPA Note, and an Anson Fund holding such SPA Note will not have the right to convert such SPA Note, to the extent that after giving effect to the conversion, the Anson Fund and its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the conversion.

No fractional shares will be issued upon any conversion of an SPA Note. If, upon conversion of an SPA Note, the applicable Anson Fund would be entitled to receive a fractional interest in an Ordinary Share, the Company may at its option, upon conversion, pay cash in lieu of any such fractional share or round up to the nearest whole share.

Pursuant to each SPA Note, the Company must, for so long as such SPA Note is outstanding, cause all payments due under such SPA Note to (i) rank pari passu with all other SPA Notes and (ii) be senior to all other Indebtedness (as defined in the SPA) of the Company and its Subsidiaries.

The SPA Notes have customary event of default provisions. Under the SPA Notes, upon the occurrence or existence of any event of default, the outstanding principal amount, any accrued interest and any other amounts payable thereunder will be (or in certain instances, at the option of the holder thereof, may be) immediately accelerated.

The SPA Notes contain certain redemption rights of the Anson Funds upon certain financing and change of control events involving the Company.

The SPA Warrants

The SPA Warrants are substantially identical. The SPA Warrants provide the Anson Funds the right to purchase, assuming all SPA Warrants are issued by the Company to the Anson Funds, an aggregate of 143,739,293 Ordinary Shares at an exercise price of $3.6616 (subject to customary adjustment provisions in the SPA Warrants, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company). Subject to certain exempted issuances, each SPA Warrant also provides that, if the Company, at any time while such SPA Warrant is outstanding, sells, enters into an agreement to sell, or grants any option to purchase, or sells or grants any right to reprice, or otherwise disposes of or issues any Ordinary Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, at an effective price per share less than the exercise price of such SPA Warrant then in effect (such lower price, the “Base Share Price”), then simultaneously with the consummation (or, if earlier, the announcement) of each such issuance, the exercise price of such SPA Warrant will be reduced to equal the Base Share Price. Additionally, each SPA Warrant provides that the Company may at any time during the term of such SPA Warrant reduce the then current exercise price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Notwithstanding the foregoing, pursuant to the SPA Warrants, the Company may not exercise any SPA Warrant, and an Anson Fund holding such SPA Warrant will not have the right to exercise such SPA Warrant, to the extent that after giving effect to the exercise, the Anson Fund and its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise.

Each SPA Warrant will be immediately exercisable on the date of the SPA Warrants’ respective issuances. The SPA Warrants expire on the fifth anniversary of their respective issuance dates.

The SPA Warrants may be exercised by an Anson Fund by paying the exercise price in cash or on a cashless basis. No fractional shares will be issued upon any exercise of any SPA Warrant. If, upon exercise of an SPA Warrant, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will round up to the nearest whole share.

The SPA Registration Rights Agreement

Pursuant to the SPA, on July 3, 2025, the Company and the Anson Funds entered into a Registration Rights Agreement (the “SPA Registration Rights Agreement”).

The SPA Registration Rights Agreement requires the Company to file registration statements under the Securities Act providing for the resale of all or part of the registrable securities held by the parties thereto as promptly as practicable, but in no event later than (i) the fifteenth day following (A) the Initial Closing with respect to the Initial Notes and the Second Notes and the Initial Warrants and the Second Warrants, and (B) each applicable additional closing date with respect to the Additional Notes and Additional Warrants, if issued, and (ii) with respect to any additional registration statements that may be required to be filed by the Company pursuant to the SPA Registration Rights Agreement, the date on which the Company was required to file such additional registration statement pursuant to the terms thereof.

Pursuant to the SPA Registration Rights Agreement, the Company will use reasonable best efforts to cause each registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein. The SPA Registration Rights Agreement also contains customary indemnity and contribution obligations by the Company and the other parties to the SPA Registration Rights Agreement.

The Security Agreement

Pursuant to the SPA, on July 11, 2025, the Company and Anson Investments Master Fund, LP (in such capacity, the “Secured Party”), entered into a Security Agreement (the “Security Agreement”), pursuant to which the Company granted to the Secured Party a security interest in certain digital asset accounts (including all assets therein and proceeds therefrom, whenever held by the Company) which are jointly managed by the Company and the Anson Funds (the “Collateral”) to secure all payment and other obligations (the “Secured Obligations”) of the Company under the SPA, the SPA Notes, the SPA Warrants and all other transaction documents entered into in connection with the SPA (collectively, the “SPA Transaction Documents”). Pursuant to the Security Agreement, if the Company defaults on any of the Secured Obligations, then the Secured Party will have the right, in addition to any rights of the Secured Party under applicable law and under the SPA and the other SPA Transaction Documents, to take exclusive control of the Collateral and sell, dispose or otherwise transfer the Collateral, and any payments, returns of capital and distributions made to the Company during such default will be paid to the Secured Party, in each case, until the Secured Obligations are paid in full. Pursuant to the Security Agreement, if the foregoing remedies are insufficient to repay the Secured Obligations, the Company will remain liable to pay such deficiency. The Security Agreement will terminate when the Secured Obligations are paid in full.

Rabbit Walk Share Purchase Agreement

On August 27, 2025, the Company entered into a Share Purchase Agreement (the “Rabbit Walk Share Purchase Agreement”), by and among the Company, and the owners (collectively, the “Rabbit Walk Sellers”) of Rabbit Walk Inc., a company duly incorporated and existing under the laws of the Republic of Korea and engaged in the business of video and content media production (“Rabbit Walk”).

Pursuant to the Rabbit Walk Share Purchase Agreement, the Rabbit Walk Sellers agreed to sell to the Company, and the Company agreed to purchase from the Rabbit Walk Sellers, an aggregate of 110,000 of the common shares (the “Rabbit Walk Shares”) of Rabbit Walk, which Rabbit Walk Shares represented 55% of the issued and outstanding common stock of Rabbit Walk as of the date of the Rabbit Walk Share Purchase Agreement.

In consideration of the Company’s purchase from the Rabbit Walk Sellers of the Rabbit Walk Shares, the Company agreed to, at the closing of the transactions contemplated by the Rabbit Walk Share Purchase Agreement (the “Rabbit Walk Closing”), issue to the Rabbit Walk Sellers a number of Ordinary Shares (collectively, the “Rabbit Walk Consideration Shares”) having an aggregate value of South Korean Won (“KRW”) 9,075,000,000, calculated based on the average closing prices of the Ordinary Shares for the five consecutive business days ending on the day immediately preceding August 21, 2025 (or, USD $2.50 per Ordinary Share). On January 21, 2026, the Rabbit Walk Closing was consummated and, in consideration of the Rabbit Walk Shares, K Wave issued to the Rabbit Walk Sellers an aggregate of 2,633,753 Ordinary Shares.

The Rabbit Walk Share Purchase Agreement provides that, in the event that Rabbit Walk’s Performance Based Consolidated Operating Profit for Rabbit Walk’s 2025 or 2026 fiscal year is equal to or exceeds the Purchase Agreement Threshold, then the Company will issue to the Rabbit Walk Sellers the “Rabbit Walk Earnout Shares having an aggregate value of KRW 9,075,000,000, calculated based on a per Ordinary Share value of USD $2.50

Pursuant to the Rabbit Walk Share Purchase Agreement, the term “Performance Based Consolidated Operating Profit” is defined as the consolidated operating profit of Rabbit Walk as determined in accordance with the Korean International Financial Reporting Standards (K-IFRS), provided that the following items of income and expenses are excluded from such calculation: (i) non-recurring income or expenses of Rabbit Walk not directly related to its operations, (ii) income or expenses of Rabbit Walk arising from the acquisition or disposal of other companies made by Rabbit Walk following the Closing, and (iii) nonrecurring expenses of Rabbit Walk (such as costs relating to the transactions contemplated by the Rabbit Walk Share Purchase Agreement and any management advisory fees charged by the Company to Rabbit Walk).

For the 2025 fiscal year, Rabbit Walk’s Performance Based Consolidated Operating Profit met or exceeded the Purchase Agreement Threshold. As a result, in March 2026, the Company issued 2,633,753 Rabbit Walk Earnout Shares pursuant to the Rabbit Walk Share Purchase Agreement.

The Rabbit Walk Share Purchase Agreement provided that the Rabbit Walk Sellers are subject to certain lock-up provisions, pursuant to which each of the Rabbit Walk Sellers has agreed to not sell, transfer, pledge or otherwise dispose of (i) 50% of the Rabbit Walk Consideration Shares received by such Seller until the earlier of the date that is three months following the Closing and November 15, 2025; and (ii) 50% of the Rabbit Walk Consideration Shares received by such Rabbit Walk Seller until the date that is six months following the Rabbit Walk Closing.

Galaxy Digital Securities Purchase Agreement

On September 26, 2025, the Company entered into a Securities Purchase Agreement with Galaxy Digital LP (the “Galaxy Securities Purchase Agreement”). Galaxy Digital LP is an affiliate of Galaxy Digital Capital Management LP (“Galaxy Digital Capital Management”), which serves as an asset manager and strategic advisor of K Wave.

Pursuant to the Galaxy Securities Purchase Agreement, on January 21, 2026, the Company issued and sold to Galaxy Digital LP (i) 400,000 Ordinary Shares for an aggregate purchase price of $1,000,000, and (ii) warrants to purchase 200,000 Ordinary Shares (the “Galaxy Warrants”).

The Galaxy Warrants provide Galaxy Digital LP the right to purchase an aggregate of 200,000 Ordinary Shares at an exercise price of $2.75 per Ordinary Share (subject to customary adjustment provisions in the Warrants, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company) and are immediately exercisable. The Galaxy Warrants expire on the fifth anniversary of the date of the Galaxy Digital Securities Purchase Agreement.

Pursuant to the Galaxy Warrants, Galaxy Digital LP will not have the right to exercise the Galaxy Warrants, to the extent that after giving effect to the exercise, Galaxy Digital LP and certain of its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise.

The Galaxy Warrants may be exercised by Galaxy Digital LP by paying the exercise price in cash or on a cashless basis. No fractional shares will be issued upon any exercise of the Galaxy Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will round up to the nearest whole share.

Pursuant to the Galaxy Securities Purchase Agreement, on September 26, 2025, the Company and Galaxy Digital LP entered into a Registration Rights Agreement with Galaxy Digital LP (the “Galaxy Registration Rights Agreement”). The Galaxy Registration Rights Agreement requires the Company to, within 30 days following the September 30, 2025, file a registration statement with the SEC under the Securities Act providing for the resale of all 400,000 Ordinary Shares to be issued and sold to Galaxy Digital LP under the Galaxy Securities Purchase Agreement and all 200,000 Ordinary Shares into which the Galaxy Warrants are exercisable.

Acquisition of Hansol Shares

On December 19, 2025, Playverse Co. Ltd. (“Playverse”), an indirect wholly owned subsidiary of the Company, entered into a Share Purchase Agreement (the “Hansol Purchase Agreement”) with Hansol Holdings Co., Ltd. (“Hansol Holdings”), Lee Mi-sung and Cho Hyun-seung (collectively, the “Hansol Sellers”), pursuant to which Playverse agreed to purchase from the Hansol Sellers and the Hansol Sellers agreed to sell to Playverse an aggregate of 5,864,088 shares common stock (the “Hansol Shares”) of Hansol Inticube Co., an AI language and software development company with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions and platform technologies (“Hansol”).

On March 10, 2026, Playverse consummated the purchase of the Hansol Shares pursuant to the terms and conditions of the Hansol Purchase Agreement. The Hansol Shares represent approximately 42.25% of the outstanding shares of common stock of Hansol.

Pursuant to the Hansol Purchase Agreement, the aggregate purchase price for the Hansol Shares was KRW15,000,337,104. The Hansol Purchase Agreement contained customary representations, warranties and covenants by the parties and customary indemnification obligations of the parties.

Pursuant to the Hansol Purchase Agreement, Hansol Holdings caused Hansol to convene an annual general meeting of Hansol’s shareholders for the purpose of electing individuals designated by the Company to serve as members of the Hansol board of directors, and such Company designees now hold a majority of the seats on the Hansol board of directors.

HYBE Supply and Distribution Agreement

On April 3, 2026 (the “HYBE Effective Date”), Play Company entered into a Supply and Distribution Agreement (the “HYBE Supply and Distribution Agreement”) with HYBE Co., Ltd., a South Korean based entertainment company focusing on music production, artist management and technology-driven fan platforms (“HYBE”), pursuant to which HYBE granted to Play Company a worldwide priority right to purchase and distribute video publications and printed materials produced by HYBE for distribution by Play Company and relating to certain concerts of musical groups BTS, Seventeen, Tomorrow X Together and LE SSERAFIM (collectively, the “HYBE Products”).

Pursuant to the HYBE Supply and Distribution Agreement, Play Company will purchase, distribute, and sell the HYBE Products at its own cost and risk through online and offline channels, including third-party distribution channels.

The term of the HYBE Supply and Distribution Agreement commenced on April 3, 2026 and will continue for one year, unless extended by mutual agreement of Play Company and HYBE. Either party may terminate the HYBE Supply and Distribution Agreement upon the other party’s insolvency or material breach of the HYBE Supply and Distribution Agreement which is not cured within ten business days of such material breach. The HYBE Supply and Distribution Agreement contains customary indemnification obligations of the parties.

Strategic Partnership Agreement with IGIS Global Properties, LLC

On April 30, 2026, the Company entered into a Strategic Partnership Agreement with IGIS Global Properties, LLC (“IGIS Global”), a wholly owned subsidiary of IGIS Asset Management, Co., pursuant to which IGIS Global will (i) identify and evaluate investment opportunities in data centers and other AI infrastructure projects in the United States and overseas for a sole purpose of investing with the Company; (ii) identify and partner up with the best-in-class operators capable of developing data centers and AI infrastructure projects in the United States and/or overseas; and (iii) co-develop or co-invest in selected opportunities together with the Company. The agreement shall remain in effect for thirty-six (36) months, unless earlier terminated by either Party upon written notice.

Proposed Disposition of Play Company

On May 4, 2026, the Company announced that its board of directors had approved the disposition of Play Company to its previous owner. The proposed disposition is subject to shareholder approval at the Company’s upcoming annual meeting.

Corporate Information

K Wave’s principal executive offices are located at 121 South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, and K Wave’s telephone number is 703-790-0717. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, United States of America. Our website is located at www.kwavemedia.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this report.

B. Business Overview

K Wave is engaged in the “IP content business,” which focuses on the creation, investment, management, licensing, and monetization of intellectual property (IP) content such as TV programs, movies, dramas, and music. At the core of the Company’s IP content business is the production of original content or the acquisition of rights to existing valuable intellectual property content, including films and TV shows, from creators, artists, or other sources. In the case of the merchandising company, the business includes the sale of merchandise related to IP content based on popular musicians, TV programs, and movies. The Company regards intellectual property rights, including copyrights, registered and pending trademarks, service marks, domain names, trade secrets, and proprietary technologies, as critical to its success. The Company protects its proprietary rights through trademark laws, trade secret protection, confidentiality measures, and license agreements with employees and other relevant parties.

K Wave’s operations are reported in four segments: (1) content merchandising, (2) food and beverages, (3) content production, and (4) content investment.

In our content merchandising segment, we generate revenue primarily through our wholly owned subsidiary Play Company, which produces and distributes specialized video merchandise for major K-pop artists. Play Company provides an integrated merchandising solution that includes content planning, video production, manufacturing, and distribution, with merchandise releases timed to coincide with artist activities such as concerts, album launches, and fan events. Revenue is principally derived from the sale of video-based merchandise, which represents the core business of Play Company.

In our food and beverages segment, we earn revenue principally from Play’s subsidiary, Play F&B Co., Ltd., which derives revenue through the sale of baked goods and coffees and licensing the intellectual property and the brand name. Play F&B operates a retail bakery-café business and franchising business under the concept names “Our Bakery”. As of December 31, 2025, retail operations consist of five Play F&B-owned bakery-cafes and eight franchise-operated bakery-cafes located in South Korea and China.

In our content production segment, we earn revenue principally from developing and producing film and drama content through four independent production companies and one in-house drama production division. We primarily generate value through the creation, ownership, and co-ownership of intellectual property rights in films and television series produced by Apeitda., Bidangil, Lamp, and Anseilen, as well as through our internal production capabilities in K Enter. Our content production activities focus on developing original projects for theatrical release and global streaming platforms, including Netflix and other distributors, under project-based arrangements.

In our content investment segment, we generate revenue primarily through Solaire Partners, a content-focused private equity firm that invests in films, television series, and content-related companies. Solaire Partners derives revenue principally from management fees based on committed capital and applies a disciplined investment process that combines financial analysis with hands-on involvement in content development, marketing, and distribution strategies. Solaire Partners’ investment activities are focused on commercially oriented Korean content projects and selective entertainment technology companies, leveraging proprietary data and industry relationships to identify investment opportunities.

On May 4, 2026, the Company announced that its board of directors had approved a strategic transformation to reposition the Company as an AI infrastructure-focused company. The Company intends to deploy capital across key sectors, including:

●	Data center investments;

●	GPU compute and rental operations; and

●	Acquisitions and partnerships in critical AI infrastructure components

K Wave plans to pursue targeted acquisitions and partnerships to vertically integrate across the AI infrastructure value chain, enhancing margins and strengthening its competitive position. Combined with flexible access to capital, long-term contracted revenue opportunities, and exposure to high-demand assets, the strategy is designed to support scalable growth and long-term shareholder value as AI adoption accelerates.

We are currently no longer pursuing a ‘digital treasury strategy’ as a second corporate strategy by acquiring and holding bitcoin. On May 6, 2026, we sold all of the bitcoin in our treasury for an aggregate of $6,952,000. We may decide in the future to adopt bitcoin as our primary treasury reserve asset as we still believe bitcoin is a dependable store of value, supported by a robust and public open-source architecture, that is untethered to sovereign monetary policy.

Key Market Trends

Segment: Content Merchandising

Sales and Demand: Global demand for K-pop merchandise has shown continued, if uneven, momentum since the end of 2025. The K-pop memorabilia market was valued at approximately USD 2.2 billion in North America alone in 2025 and is expanding at a compound annual growth rate of 9%, while year-on-year market growth registered at approximately 6.2%. Physical album sales in South Korea declined approximately 9% year-on-year in 2025 due in part to labels’ increasing prioritization of international appeal, which has somewhat diluted domestic fan engagement. However, this domestic softening has been materially offset by international demand: late-2025 and early-2026 North American concert tours by flagship K-pop acts have demonstrated durable ticket demand and reinforced the “360° revenue stacking” model — albums, merchandise, and tour exclusives sold in tandem.

Google Trends data recorded a significant surge in search interest for “K-pop official fan club merchandise” in March 2026, reaching an index value of 100 after a near-zero baseline for the preceding twelve months, suggesting highly concentrated and event-driven peaks in consumer purchasing intent. Play Company’s revenue cadence is therefore closely correlated with the concert and comeback schedules of contracted artists, creating material lumpiness in quarterly revenue recognition.

Costs and Selling Prices: Manufacturing input costs — principally packaging materials, optical discs, and printed components — are subject to global commodity price movements and supply-chain lead times. The sustained weakness of the Korean Won against the US dollar (USD/KRW traded near or above 1,400 through much of 2025 and into early 2026) increases the KRW-denominated cost of imported materials and third-party manufacturing services procured in foreign currencies, while simultaneously providing a marginal tailwind on revenue earned and repatriated from overseas markets. Selling prices for limited-edition and concert-exclusive merchandise have generally been resilient, supported by the inelastic purchasing behavior of dedicated fan communities.

Segment: Food and Beverages

Sales and Consumer Demand: Within the café segment, a structurally important shift is underway: operators that offer an integrated bakery-and-beverage proposition are outperforming pure-play coffee specialists. According to Euromonitor International data, independent cafés focused on food, bakery, and dessert offerings recorded higher year-on-year growth in both value and transaction volumes than coffee-centric operators in 2023–2024, a trend that has continued into 2025. This dynamic is broadly favorable for the Our Bakery concept, which combines baked goods and coffee under an experiential retail model.

However, the competitive landscape has intensified materially. Low-cost coffee chains have responded to market saturation by diversifying menus into bakery and dessert categories, encroaching on the premium-accessible positioning occupied by concepts such as Our Bakery.

Franchise Operations and Order Book: Play F&B’s eight franchise-operated locations represent a capital-light revenue stream through licensing fees and royalties. The current outlet count (five owned, eight franchised) remains modest. Franchise expansion into additional South Korean cities and deepening penetration of the Chinese market are the primary drivers of future revenue growth in this segment. Nonetheless, cross-border franchise management introduces regulatory, operational, and reputational complexity that management must actively manage.

Costs and Selling Prices: Play F&B faces cost pressures on multiple fronts. South Korea’s bakery sector relies heavily on imported wheat, making input costs sensitive to global grain markets and the KRW/USD exchange rate. Labour costs in Korea have risen at 4–6% annually since 2020, increasing store-level operating costs. Sustained KRW weakness amplifies both the wheat import cost and the cost of any imported equipment upgrades. Selling prices are constrained by consumer price sensitivity in a market where low-cost competitors are actively discounting. The risk of margin compression — rising input costs meeting price-inelastic consumer demand — is elevated in the near term.

Segment: Content Production

Demand and Order Book: The structural demand environment for Korean content has strengthened materially since the end of 2025. Korean-language programming is now the second most-consumed content category globally on Netflix, trailing only English-language content, according to statements made by Netflix Korea’s Vice President of Content at a press event in January 2026. The KWM production entities operate in an environment characterized by expanding multi-platform demand: beyond Netflix, HBO Max launched a multi-year content partnership with CJ ENM’s TVING service across 17 Asia-Pacific markets in early 2026, and Disney+ and Apple TV+ have each maintained consistent Korean content commissioning activity. This multi-streamer environment improves negotiating leverage for independent Korean producers, as top-tier intellectual property can now attract competitive bidding across at least four global platforms.

Production Pipeline and IP Inventory: For producers of KWM’s scale, the order book is represented by the pipeline of projects in active development, pre-production, production, and post-production. Under project-based Over the Top streaming platforms (OTT) arrangements, a significant portion of production costs is typically recoverable through licensing fees paid on delivery of completed content. However, the window between incurring production expenditure and receiving licensing income means that the segment consumes working capital during production, creating cyclical liquidity demands. The transition from theatrical-first to OTT-first or hybrid distribution strategies for new projects is also affecting the revenue recognition profile of the production pipeline.

South Korean theatrical box-office revenue fell 16% through the first eleven months of 2025, and total theatre attendance in 2024 was approximately 123 million versus 227 million in 2019 — a structural decline of more than 45%. OTT subscription revenue in Korea, by contrast, grew from USD 546 million in 2020 to USD 1.52 billion in 2024. This structural shift means that theatrical release is increasingly a secondary monetization window for the production segment, and that OTT platform relationships are now critical to sustaining revenue.

Costs and Selling Prices: Production cost inflation is a material concern. In Korean film production, labour costs represent approximately 43% of net production costs. Lead actor fees — driven in part by platform competition for talent, with Netflix having effectively absorbed a significant proportion of leading Korean actors at fee rates beyond what domestic budgets can support — range from KRW 600 million to KRW 1 billion (approximately USD 440,000 to USD 740,000) per film. These costs are rising and present a structural challenge for mid-budget productions. The mid-budget segment that historically defined Korean cinema is contracting under the combined weight of rising production costs and reduced theatrical revenue. KWM’s production entities must either access premium OTT commissioning fees sufficient to cover rising talent costs, or focus their slates on content formats where talent cost structures are more manageable.

Segment: Content Investment

Deal Activity and Pipeline: The Korean content investment market has experienced significant capital inflows since the global success of Korean OTT content from 2020 onwards. Government-backed content funds have expanded materially: the total budget of Korea’s content parent fund grew from KRW equivalent of USD 184 million in 2022 to USD 503 million in 2024, reaching USD 391 million as of May 2025. However, a critical disconnect has emerged between committed capital and actual deployment: film fund investment utilization rates collapsed from 99.1% in 2022 to just 10.1% in 2025, reflecting a contraction in investable theatrical film opportunities as the domestic box office has declined and mid-budget projects have retreated from the market. This dynamic represents both a challenge and an opportunity for Solaire Partners — the oversupply of committed capital relative to bankable projects has increased competition for high-quality investment opportunities but may also create attractive co-investment terms in the OTT drama and television category where deal flow remains more robust.

Management Fee Revenue and AUM: Solaire Partners’ revenue is principally management-fee-based, with fees calculated on committed capital. The stability of this revenue stream depends on the firm’s ability to maintain and grow its assets under management — which in turn depends on demonstrating strong investment performance, maintaining investor relationships, and successfully raising successor funds. In the current environment, institutional investor interest in Korean content as an asset class remains elevated, supported by the track record of global commercial successes and the observable expansion of OTT platform commitments. However, LPs are increasingly scrutinizing manager deployment discipline following the low utilization rates observed across government-sponsored fund vehicles.

Portfolio Valuation and Costs: The mark-to-market valuation of Solaire Partners’ portfolio investments in content projects and entertainment technology companies is sensitive to the commercial performance of underlying content assets — which is inherently difficult to forecast — as well as to movements in public market comparables in the media and technology sectors. Rising production costs, as described in the Content Production segment above, also affect the capital requirements of portfolio companies and may necessitate additional follow-on investment beyond original underwriting assumptions.

Intellectual Property

K Wave and its subsidiaries regard their IP, including copyrights, registered trademark and pending trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to K Wave’s success. After the closing of the Business Combination, K Wave became the owner of the IP content owned by the Apeitda and Bidangil.

Specifically, Bidangil owns 100% of the movies it produced: The Chaser, Forbidden Quest and The Showdown. For these works Bidangil owns the copyrights, the exploitation rights including distribution, sales, licensing, and remake rights as well as a certain percentage of the net profit share rights of these works. Bidangil also owns partial IP rights (noted in parentheses) to the following works it produced: The Scam (50%), A Werewolf Boy (40%), The Royal Tailor (40%), Perfect Proposal (40%), Phantom Detective (40%), and Resonance (50%). Likewise, Apeitda owns 100% of the intellectual property rights for the movie Action boys and 50% of the intellectual property rights for the movie Villainess. The intellectual property rights relating to the merchandise produced and sold by Play Company are owned and retained by the respective K Pop agencies who contract with Play Company.

C. Organizational Structure

The diagram below depicts the organizational structure of the Company as of the date of this report.

Ownership Notes

K Wave Media Ltd. (100%) → K Enter (100%): Bidangil Picture #1 (53.7%), Solarie Partners (95%), Play Company (100%), Apeitda (51%), Studio Anseilen (51%), The Lamp Picture #5 (51%)

K Wave Media Ltd. (100%) → Rabbit Walk (51%): Just Creative Co., Ltd (51%), Nice Production Co., Ltd (51%), Darcy Film Co., Ltd (51%)

Play (100%) → Playverse (72.2%), Play F&B (67%)

Playverse (72.2%) → Hansol Inticube (42.25%)

Hansol Inticube (42.25%) → Stickus Corporation (60.08%)

D. Property, Plants and Equipment

The Company leases office facilities in Seoul, South Korea, which are used for corporate, administrative, and operational purposes. The Company does not own any material real property.

The Company’s operations are not capital intensive and do not require significant investment in property, plant and equipment. The Company relies on third-party service providers for certain infrastructure needs, including information technology systems and data hosting services.

Management believes that the Company’s existing facilities and infrastructure are adequate to meet its current operational requirements.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and the related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Item 3. Key Information - D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Item 5.A. Operating Results

For a description of the four segments of our operations, see Item 4. Information on the Company-B. Business Overview.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), expressed in Korean Won (“KRW”).

Key Components of Statement of Operations

K Wave’s reporting currency is the KRW and its operating results and cash flows have been translated to U.S. dollar using the following exchange rates that represent the average daily rate in place for the respective period:

●	At the period exchange rate as of December 31, 2025 of US$1.00 to KRW1,434.90 for the balance sheet;

●	At the average exchange rate for the year ended December 31, 2025 of US$1.00 to KRW1,422.22 for the statements of operations and cash flow;

●	At the average exchange rate for the year ended December 31, 2024 of US$1.00 to KRW 1,363.98 for the statements of operations and cash flow;

Results of operations

Presented below is summary consolidated statement of income information for the periods indicated:

Comparison of the years ended December 31, 2025 and 2024

	Year Ended December 31, 2025			Year Ended December 31, 2024
	(In millions of Korean won and US dollar)
Income Statement:
Revenues	₩	78,081	$54,900,854	₩	43,010	$31,545,495
Cost of sales		(71,203)	(50,065,043)		(41,912)	(30,739,899)
Gross profit		6,878	4,835,811		1,098	805,596
Operating expenses		(201,605)	(141,754,352)		(4,605)	(3,377,691)
Operating income(loss)		(194,727)	(136,918,542)		(3,507)	(2,572,095)
Other expense		(12,947)	(9,103,352)		(805)	(590,384)
Profit(Loss) before taxes		(207,674)	(146,021,894)		(4,312)	(3,162,479)
Income tax benefit (expense)		(436)	(305,921)		754	552,757
Net income(loss)	₩	(208,110)	$(146,327,815)	₩	(3,558)	$(2,609,722)

Presented below is additional information regarding our operations for each of our reportable segments for the periods indicated:

Revenues by operating segments

	Year Ended December 31, 2025			Year Ended December 31, 2024
	(In millions of Korean won and US dollar)
Content Merchandising	₩	44,416	$31,230,095	₩	28,380	$20,806,662
Food and beverages		12,229	8,665,335		14630	10726263
Content production		20,691	14,548,411		-	-
Content investment		745	523927		-	-
Total		78,081	54,967,768		43,010	31,532,925

Gross Profit by operating segments

	Year Ended December 31, 2025			Year Ended December 31, 2024
	(In millions of Korean won and US dollar)
Content Merchandising	₩	6,045	$4,250,196	₩	1,846	$1,353,688
Food and beverages		129	90,852		(748)	(548,413)
Content production		(12)	(8,639)		-	-
Content investment		716	503,402		-	-
Total		6,878	4,835,811		1,098	805,275

Operating expenses by operating segments

	Year Ended December 31, 2025			Year Ended December 31, 2024
	(In millions of Korean won and US dollar)
Content Merchandising	₩	2,404	$1,690,181	₩	2,815	$2,064,109
Food and beverages		1,738	1,222,084		1,520	1,114,726
Content production		196,147	137,916,857		-	-
Content investment		1,316	925,230		-	-
Total		201,605	141,754,352		4,335	3,178,835

2025 Compared to 2024

Operating Revenue

Our consolidated operating revenue increased by 81.5% to KRW 78,081 million (USD $54.9 million) in 2025 from KRW 43,010 million (USD $31.5 million) in 2024, primarily due to incremental content production and content investment revenues resulting from the acquisition of Six Korean Entities. The increase was also driven by an increase in content merchandising revenue, partially offset by a decrease in food and beverages revenue.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

Content Merchandising

For the years ended December 31, 2025 and 2024, content merchandising segment revenue increased by KRW 16,036 million (USD $10.0 million). This is primarily attributable to an increase in merchandise revenue resulted from a K-pop boyband’s tours in Europe and USA during 2025.

Food and Beverages

For the years ended December 31, 2025 and 2024, food and beverages segment revenue decreased by KRW 2,306 million (USD $2.0 million). The decrease in food and beverages segment revenue was primarily attributable to the closure of certain store locations following the expiration of lease agreements.

Content Production and Content Investment

The increase in content production segment revenue and content investment segment revenue is primarily due to incremental revenues from the acquisition of Six Korean Entities. These revenues were included for the year ended December 31, 2025 subsequent to the completion of the business combination, whereas no such revenues were included in the year ended December 31, 2024.

Gross Profit

Our consolidated gross profit significantly increased by 526.4% to KRW 6,878 million (USD $4.8 million) in 2025 from KRW 1,098 million (USD $0.8 million) in 2024 as the increase in operating revenue outpaced the increase in cost of sales in 2025.

The following sets forth additional information about our gross profit with respect to each of our reportable segments.

Content Merchandising

Content merchandising segment’s gross profit increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 by KRW 4,199 million (USD $3.0 million), or 227.5%, due to the increase in revenue of KRW 16,036 million (USD $10.0 million), or 56.5%. The higher growth rate in gross profit compared to the increase in revenue was primarily attributable to the increase in revenue driven by an effort of reducing the cost of merchandises for K-pop boyband’s overseas tour in Europe and USA in 2025.

Food and Beverages

Food and beverages segment’s gross profit increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 by KRW 877 million (USD $1.0 million), or 117.2%, despite a decrease in revenue of KRW 2,306 million (USD $2.0 million), or 15.8%. Food and beverages segment generates revenue through the sale of coffee and bakery products, with key raw materials consisting primarily of milk, fresh cream, flour, butter, and related ingredients. For the year ended December 31, 2025, gross profit increased primarily due to improvements in the cost structure resulting from the renegotiation of purchase prices with raw material suppliers and the replacement of suppliers, which led to lower raw material unit costs and an overall recovery in margins as compared to the year ended December 31, 2024.

Content production

Gross profit consists of total revenue less cost of revenue. Cost of revenue of content production segment consists primarily of direct production costs, including pre-production expenditures such as planning, scripting, directing, and producer-related fees; staff and talent-related costs, including royalties, casting, performers’ fees, stunt services, and other production personnel expenses; production-stage costs, including camera and lighting equipment, special effects, vehicles, set construction, art department materials, costumes, props, location rentals, insurance, and other on-site production support costs such as lodging, meals, transportation, consumables, communications, and related miscellaneous expenses. Cost of revenue also includes post-production costs, such as color correction, editing, music composition and licensing, recording services, and post-production support, as well as general production management expenses.

Content investment

Gross profit consists of total revenue less cost of revenue. Cost of revenue of content investment segment consists primarily of investment expenses and losses from investments in associates.

Operating Expenses

Our consolidated operating expenses significantly increased by 4,278.0% to KRW 201,605 million (USD $141.8 million) in 2025 from KRW 4,605 million (USD $3.4 million) in 2024, primarily due to a 247.1% increase in payroll and payroll related costs to KRW 8,499 million (USD $6.0 million) in 2025 from KRW 2,449 million (USD $1.8 million) in 2024, as well as the recognition of share‑based payment expenses of KRW 25,511 million (USD $17.9 million) and listing expenses of KRW 25,075 million (USD $17.6 million), which did not occur in 2024. The increase was further driven by impairment losses on goodwill of KRW 129,072 million (USD $90.8 million) recognized in 2025.

The following sets forth additional information about our operating expenses with respect to each of our reportable segments.

Content Merchandising

For the year ended December 31, 2025 and 2024, content merchandising segment’s operating expenses were primarily driven by payroll and payroll related costs of KRW 1,564 million (USD $1.1 million) and KRW 1,428 million (USD $1.0 million), respectively, and depreciation expenses of KRW 684 million (USD $0.5 million) and KRW 356 million (USD $0.3 million), respectively. Content merchandising segment’s operating expenses decreased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 by KRW 411 million (USD $0.3 million). This is primarily attributable to bad debt expenses of KRW 297 million (USD $0.2 million) for the year ended December 31, 2024, which did not recur during the year ended December 31, 2025, and other bad debt expenses of KRW 347 million (USD $0.3 million) which also did not recur during the year ended December 31, 2025. This decrease is partially offset by a reversal of other bad debt expenses of KRW 156 million (USD $0.1 million) for the year ended December 31, 2025, which did not occur for the year ended December 31, 2024.

Food and Beverages

For the year ended December 31, 2025 and 2024, food and beverages segment’s operating expenses were primarily driven by payroll and payroll related costs of KRW 1,187 million (USD $0.8 million) and KRW 841 million (USD $0.6 million), respectively, and rental income of KRW 472 million (USD $0.3 million) and KRW 808 million (USD $0.6 million), respectively, and losses on disposal or retirement of property and equipment of KRW 711 million (USD $0.5 million) and KRW 307 million (USD $0.2 million), respectively, and impairment loss of property and equipment of KRW 153 million (USD $0.1 million) and KRW 965 million (USD $0.7 million), respectively. Food and beverages segment’s operating expenses increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 by KRW 218 million (USD $0.2 million).

Content production

For the year ended December 31, 2025, content production segment’s operating expenses were primarily driven by listing expenses of KRW 25,075 million (USD $17.6 million) arising from the De-SPAC transaction, which was accounted under IFRS 2, payroll and payroll related costs of KRW 4,950 million (USD $3.5 million), and commissions expenses of KRW 8,166 million (USD $5.7 million). This is also driven by share-based payments expenses of KRW 25,511 million (USD $17.9 million) due to the Share Purchase Agreement with Hyoungseok Cho, CEO of Play Company and impairment loss on goodwill of KRW 129,072 million (USD $90.8 million).

Content Investment

For the year ended December 31, 2025, content investment segment’s operating expenses were primarily driven by payroll and payroll related costs of KRW 923 million (USD $0.6 million), depreciation expenses of KRW 84 million (less than USD $0.1 million), and commissions expenses of KRW 172 million (USD $0.1 million).

Finance Income and Finance Costs.

Our finance income increased by 4,174.9% to KRW 24,648 million (USD $17.3 million) in 2025 from KRW 577 million (USD $0.4 million) in 2024, primarily due to recognition of gain relating to financial instruments at fair value through profit or loss, primarily reflecting the valuation gains on derivatives financial instruments, including warrants and embedded conversion features of senior secured convertible notes, recognized in 2025 following the initial issuance and subsequent fair value remeasurement of these instruments issued to Anson Funds and Galaxy Digital. These gains were recognized primarily due to the decrease in the share price of K Wave as of December 31, 2025.

Our finance costs increased by 2,621.2% to KRW 37,594 million (USD $26.4 million) in 2025 from KRW 1,382 million (USD $1.0 million) in 2024, primarily due to a significant increase in interest expense to KRW 3,904 million (USD $2.7 million) in 2025 from KRW 1,257 million (USD $0.9 million) in 2024 and losses on initial recognition of financial liabilities measured at fair value through profit or loss of KRW 26,228 million (USD 18.4 million) recognized in 2025. These losses arose in connection with the issuance of senior secured convertible notes and warrants, where the fair value of the financial liabilities recognized at issuance exceeded the cash proceeds received, resulting in immediate recognition of the difference as finance costs.

Income Tax

Income tax expense was KRW 436 million (USD $0.3 million) in 2025, compared to income tax benefits of KRW 754 million (USD $0.6 million) in 2024. This is primarily attributable to an increase in profit before income taxes, particularly in the content merchandising segment, in 2025, whereas in 2024, a loss before income taxes was recorded, resulting in the recognition of income tax benefits. The increase in income tax expense in the content merchandising segment was partially offset by incremental income tax benefits from the acquisition of Six Korean Entities. These income tax expenses were included for the year ended December 31, 2025 subsequent to the completion of the business combination, whereas no such income tax benefits were included in the year ended December 31, 2024. Our effective tax rate in 2025 and 2024 is not calculated as we incurred a loss before income taxes for years ended December 31, 2025 and 2024.

Loss for the Year

Principally as a result of the factors discussed above, our loss for the year increased by 5,749.1% to KRW 208,110 million (USD 146.3 million) in 2025 from KRW 3,558 million (USD 2.6 million) in 2024.

B. Liquidity and Capital Resources

K Wave has incurred significant losses and negative cash flows from operations. K Wave’s net loss was KRW 208,110 million (USD $146.3 million) for the period ended December 31, 2025.

During the period ended December 31, 2025, K Wave had negative cash flows from operations of KRW 9,773 million (USD $6.9 million). K Wave has funded its operations to date through equity and debt financing and had cash equivalents of KRW 8,364 million (USD $5.8 million) as of December 31, 2025. Additionally, as of December 31, 2025, K Wave had a net working capital deficit of KRW 82,255 million (USD $57.3 million).

The Company expects to receive additional financing from Anson Funds pursuant to the sale of SPA Notes and SPA Warrants under the SPA, including anticipated proceeds from such sales of approximately USD $50 million in June 2026 and approximately USD $40 million during the second half of 2026, subject to the satisfaction of applicable closing conditions and the terms of the SPA. K Wave monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to increase revenues by attracting and expanding K Wave’s customer base and completing additional financing. Additionally, as we have a limited operating history, K Wave’s liquidity and capital resources may change substantially from past results. K Wave expects to fund its continued operations using cash on hand and raising additional proceeds through equity and debt financing. There are no assurances, however, that K Wave will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations. These conditions raise substantial doubt as to K Wave’s ability to continue as a going concern.

Our future capital requirements will depend on many factors, including K Wave’s revenue growth rate, the timing and extent of spending to support future sales and marketing and research and development efforts. In order to finance these opportunities, we may need to raise additional financing. While there can be no assurances, if additional capital is required, we intend to raise such capital through operations, additional issuances of securities such as convertible notes and preferred stock, and through the follow on offering. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, K Wave’s business, results of operations and financial condition would be materially and adversely affected.

Cash Flow:

A summary of K Wave’s operating, investing, and financing cash flows prepared under IFRS is as follows:

Comparison of the years ended December 31, 2025 and 2024

	Year Ended December 31, 2025			Year Ended December 31, 2024
	(In millions of Korean won and US dollar)
Net cash provided by (used in)
Operating activities	₩	(9,773)	$(6,871,810)	₩	(2,857)	$(2,094,726)
Investing activities		(16,345)	(11,492,686)		(361)	(264,694)
Financing activities		30,291	21,298,472		(1,287)	(943,836)
Effect of exchange rates on cash		41	28,905		71	51,700
Net change in cash and cash equivalents	₩	4,214	$2,962,881	₩	(4,434)	$(3,251,556)

Net cash flows used in operating activities increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 by KRW 6,916 million (USD $4.8 million). The increase in net cash flow was primarily attributable to a higher net loss of KRW 204,552 million (USD $143.7 million), which is offset by certain non-cash transactions incurred during the year. Fluctuations on major non-cash transactions include an increase in listing fee of KRW 25,075 million (USD $17.6 million), an increase in losses on disposal of long-term investment securities of KRW 2,132 million (USD $1.5 million), and an increase in interest expenses of KRW 2,647 million (USD $1.8 million). In addition, net cash outflows from operating activities increased due to an increase in share-based payments expenses of KRW 25,656 million (USD $18.0 million), an increase in impairment losses on intangible assets of KRW 2,898 million (USD $2.0 million), an increase in impairment losses on goodwill of KRW 129,072 million (USD $90.8 million), and an increase in losses on initial recognition of financial liabilities measured at fair value through profit or loss of KRW 26,228 million (USD $18.4 million). This was partially offset by an increase in gains from changes in the fair value of warrants of KRW 16,622 million (USD $11.7 million).

Net cash flows used in investing activities increased for the year ended December 31, 2025 as compared to the year ended December 31, 2024 by KRW 15,984 million (USD $11.2 million). This increase was primarily attributable to the purchase of intangible assets of KRW 13,824 million (USD $9.7 million) and prepayment made related to the acquisition of subsidiary of KRW 3,000 million (USD $2.1 million), partially offset by an increase in cash flows from the acquisition of Six Korean Entities of KRW 3,571 million (USD $2.5 million).

K Wave’s cash flows provided by financing activities for the year ended December 31, 2025 was KRW 30,291 million (USD $21.3 million), compared to KRW 1,287 million (USD $0.9 million) of cash flows used in financing activities for the year ended December 31, 2024. This increase was primarily attributable to the proceeds from convertible notes issued of KRW 25,573 million (USD $18.0 million) and cash inflows from short-term borrowings of KRW 5,482 million (USD $4.5 million), partially offset by the repayments made of short-term borrowings of KRW 3,016 million (USD $2.1 million).

Contractual obligations and commitments

PIPE Securities Purchase Agreement

On January 31, 2025, the Company entered into a Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”), with certain accredited investors (collectively, the “PIPE Investors”) and another institutional, accredited investor (the “Other PIPE Investor”), pursuant to which the PIPE Investors and the Other PIPE Investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors and the Other PIPE Investor, at the closing of the transactions contemplated by the Merger Agreement, Convertible Senior Unsecured Promissory Notes (the “PIPE Notes”) convertible into shares Ordinary Shares (the financing under the PIPE Securities Purchase Agreement hereinafter referred to as the “PIPE Financing”) with an aggregate original principal amount of $4.5 million.

On May 13, 2025, upon the closing of the Business Combination, the Company issued and sold an original aggregate principal amount of $4.4 million of the PIPE Notes (the “Aggregate Closing PIPE Proceeds”) to the PIPE Investors in accordance with the terms and conditions of the PIPE Securities Purchase Agreement. In connection with the closing of the PIPE Financing, the Other PIPE Investor failed to pay for $100,000 for the PIPE Note for which the Other PIPE Investor had committed to purchase pursuant to the PIPE Securities Purchase Agreement.

The PIPE Notes are convertible into Ordinary Shares at a price of $5.00 per Ordinary Share, provided, that, under the terms of the PIPE Notes, a PIPE Investor may not convert its PIPE Notes to the extent (but only to the extent) such PIPE Investor or any of its affiliates would beneficially own a number of Ordinary Shares which would exceed 4.99% of the outstanding Ordinary Shares of the Company. The PIPE Notes bear interest at a rate of 3.00% per annum, which interest is payable semi-annually. The PIPE Notes mature and all principal and unpaid accrued interest will be payable on the date that is thirty-sixth (36) months following the issuance date of the PIPE Notes.

The Aggregate Closing PIPE Proceeds were released to the Company in connection with the transactions contemplated by the Business Combination Agreement.

On January 21, 2026, the Company issued to the PIPE Investors an aggregate of 893,200 Ordinary Shares upon the PIPE Investors’ conversion in full of all principal and interest outstanding under the PIPE Notes in accordance with their terms. As a result of the conversion of the PIPE Notes by the PIPE Investors, the PIPE Notes were cancelled in their entirety.

Standby Equity Purchase Agreement

On June 3, 2025, we entered into the SEPA with Bitcoin Strategic Reserve KWM LLC (“Bitcoin Strategic”), pursuant to which K Wave has the right to sell to Bitcoin Strategic up to $500 million of its Ordinary Shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of Ordinary Shares to Bitcoin Strategic under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any Ordinary Shares to Bitcoin Strategic under the SEPA.

Anson Funds Securities Purchase Agreement

On July 3, 2025, we entered into the SPA, by and among the Company and Anson Funds, and Anson Investments Master Fund L.P., as collateral agent for the Selling Shareholders (the “SPA”), pursuant to which we (i) issued and sold Senior Secured Convertible Notes on July 11, 2025 to the Anson Funds in the aggregate principal amount of $15,789,473.68 and warrants to purchase up to $15,789,478.29 of our Ordinary Shares, and, subject to the terms and conditions of the SPA being met, (ii) may issue and sell to the Selling Shareholders up to $485 million in senior secured convertible notes and warrants to purchase up to $510,526,316 of Ordinary Shares. Pursuant to the SPA, the Company will use proceeds from the sale of future notes and warrants exclusively for AI infrastructure investment,

Galaxy Digital Securities Purchase Agreement

On September 26, 2025, the Company entered into the Galaxy Securities Purchase Agreement. Pursuant to the Galaxy Securities Purchase Agreement, on January 26, 2026, the Company issued and sold to Galaxy Digital LP (i) 400,000 Ordinary Shares for an aggregate purchase price of $1,000,000, and (ii) warrants to purchase 200,000 Ordinary Shares (the “Galaxy Warrants”).

The Galaxy Warrants provide Galaxy Digital LP the right to purchase an aggregate of 200,000 Ordinary Shares at an exercise price of $2.75 per Ordinary Share (subject to customary adjustment provisions in the Warrants, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company) and are immediately exercisable. The Galaxy Warrants expire on the fifth anniversary of the date of the Galaxy Digital Securities Purchase Agreement.

Pursuant to the Galaxy Warrants, Galaxy Digital LP will not have the right to exercise the Galaxy Warrants, to the extent that after giving effect to the exercise, Galaxy Digital LP and certain of its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise.

Service Provider Agreements

On September 24, 2023, Global Star engaged EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), to act as the exclusive placement agent (“Placement Agent”) for the Company, in connection with the proposed offering by private placement of equity or equity-linked securities in the form of a PIPE, forward purchase arrangement or similar type of equity line financing (each, a “Placement”) to “qualified institutional buyers” as such term is defined in Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and to the institutional accredited investors as such term is defined in Regulation D promulgated under the Securities Act of the Company’s equity or equity-linked securities, including warrants, options or other rights to purchase such securities (collectively, the “Securities”). In case of successful Placements, a non-refundable cash placement fee (the “Placement Fee”), payable at each closing of a Placement, in an amount equal to 7.0%, as well as foreign placement fee of 1% and reduced placement fee of 1% of the aggregate gross proceeds from the sale of all Securities in the Placement would be due and payable to EF Hutton.

On January 31, 2025, Global Star and EF Hutton entered into a satisfaction and discharge of indebtedness agreement (the “Satisfaction and Discharge Agreement”), effective November 5, 2024, pursuant to which, in lieu of the $3.2 million deferred underwriting commission payable by K Wave to EF Hutton in connection with the consummation of the Business Combination, EF Hutton agreed to accept (i) $500,000 in cash, payable starting from the date of the consummation of the Business Combination (ii) 50,000 Ordinary Shares of K Wave; and (iii) a promissory note in the principal amount of $2,000,000 (the “EF Hutton Note”). Accordingly, at the closing of the Business Combination on May 13, 2025, K Wave paid to EF Hutton $150,000 in cash and delivered the EF Hutton Note. The number of Ordinary shares of K Wave deliverable within 60 following the closing of the Business Combination stipulated in the Satisfaction and Discharge Agreement are subject various provisions, including a make whole provision and a floor price at the date of their issuance and can range to, but not exceed 100,000. The Company accounts for such shares as financial liability which is remeasured at the fair value at the end of each reporting period subsequent to the date of the agreement with resulting gain or loss recorded in the Company’s statement of operations for the respective period. As of December 31, 2025, the amount of liability to settle in shares was $39,110.

The EF Hutton Note bears interest at 5% per annum solely if there is an event of default under the EF Hutton Note. The EF Hutton note matures on January 31, 2027, and, if by such date, K Wave fails to (i) consummate any EF Hutton Financing (as defined below), or (ii) consummate a sufficient amount of EF Hutton Financings so as to satisfy the outstanding amount owed under the EF Hutton Note, the EF Hutton Note will expire and any unpaid amounts thereunder will be forgiven. As of December 31, 2025, the amount outstanding under EF Hutton Note was $1,500,000.

Pursuant to the EF Hutton Note, K Wave is only obligated to pay to EF Hutton the amounts of principal, interest (if any) and other amounts payable thereunder from the gross proceeds pursuant to the closing, if any, of one or more financings from the sale of any equity, equity derivative or debt instruments of K Wave and/or any of its subsidiaries involving EF Hutton (an “EF Hutton Financing”). Pursuant to the EF Hutton Note, K Wave is obligated to pay to EF Hutton 10% of the gross proceeds of any EF Hutton Financing until amounts payable under the EF Hutton Note are paid in full.

On May 13, 2025, K Wave entered into an engagement letter agreement with EF Hutton (the “May 2025 EF Hutton Engagement Letter”), pursuant to which EF Hutton was engaged to serve as the sole underwriter and/or placement agent for the proposed registered and/or unregistered offering of the Company’s equity, debt and/or equity derivative instruments (or the equity, debt and/or equity derivative instruments of any legal successor of the Company, including K Wave). As consideration for such services, the Company agreed to pay to EF Hutton, upon the closing of the Offering, 7% of the gross proceeds of the offering (provided that this percentage would be reduced to 3.5% if the Company raised proceeds outside of the United States), plus 1%) of the gross proceeds of the Offering for non-accountable expenses (together, the “8% Placement Fee”).

On July 4, 2025, K Wave and EF Hutton entered into Amendment No. 1 to the May 2025 EF Hutton Letter Agreement, pursuant to which (i) K Wave paid the $1,200,000 payable under the May 2025 EF Hutton Letter Agreement in connection with the Initial Closing (representing the 8% Placement Fee in connection with such offering), and, (ii) K Wave and EF Hutton agreed to amend the payment terms in the EF Hutton Note, as they pertain solely to the Initial Closing, such that K Wave would pay to EF Hutton at the time of the Initial Closing $500,000 as partial payment on the EF Hutton Note, rather than a payment of $1,500,000 (as required under the EF Hutton Note), leaving a balance of $1,500,000 of principal due on the EF Hutton Note. Pursuant to the Amendment No. 1, the parties also agreed to reduce the amount of gross proceeds payable under the EF Hutton Note in connection with the Second Closing and any Additional Closing (as such terms are defined in the SPA) from 10% to 7%.

Shareholders’ agreement in relation to the Share Purchase Agreement of Play Company Co., Ltd.

K Enter entered into a Share Purchase Agreement on March 31, 2023 (which became effective on January 3, 2025) with Cho, Hyungseok, CEO of Play Company Co., Ltd (the “Play Share Purchase Agreement”), under which K Wave acquired all of the issued and outstanding shares of Play Company. The Play Share Purchase Agreement includes option rights and earn-out provisions as follows:

	Equity Price Protection Right	Earn-out
Exercise right holder	Cho, Hyungseok (CEO of Play Company Co., Ltd.)	Cho, Hyungseok (CEO of Play Company Co., Ltd.)

Exercise right obligor	Buyer (K Enter)	Buyer (K Enter)

Object of exercise	K Wave shares received as consideration (listed on Nasdaq)	Additional purchase price adjustment based on Play Company’s average net profit for FY2023–FY2025

Exercise period	During 3 months following 6-month lock-up expiration	Settlement due on Jan 31, 2027 and Jan 31, 2028

Exercise price / Settlement basis	Buyer to compensate Seller for any shortfall if shares sold below initial value; adjusted for gains realized/distributable up to December 31, 2026.	If the achievement rate is less than 75% or greater than 125% of the target of KRW 16.14 billion, the settlement amount will be calculated as the achieved percentage multiplied by KRW 9.05 billion. If the achievement rate falls between 75% and 125%, the settlement amount will be a fixed KRW 9.05 billion per year.

As of December 31, 2025, liabilities related to Equity Price Protection Right (which is accounted under share based payment and classified as employees benefits liabilities in the consolidated financial statements) and Earn-out provision (which is classified as employees benefits liabilities in the Consolidated financial statements) amount to KRW 25,738,891 thousand and KRW 1.410,055 thousand (approximately USD $18,920,444).

On April 28, 2026, K Wave’s board of directors approved the entry into a Rescission and Termination Agreement (the “Play Rescission Agreement”) with Cho Hyung Seok, pursuant to which the parties intend to fully unwind the transactions consummated pursuant to the Play Share Purchase Agreement, including K Wave’s purchase of all of the outstanding shares of Play Company. Pursuant to the Play Share Purchase Agreement, in consideration of K Wave’s purchase of Play Company from Mr. Cho, K Wave issued approximately 8,622,587 Ordinary Shares to Mr. Cho and agreed to pay additional cash consideration of approximately USD $25,000,000, which remains unpaid as of the date of these financial statements. Pursuant to the Play Rescission Agreement, K Wave will transfer 100% of the shares of Play Company back to Mr. Cho free and clear of all encumbrances and, in consideration therefor, Mr. Cho will irrevocably and unconditionally release and discharge K Wave and its affiliates from all obligations arising under the Play Share Purchase Agreement, including the outstanding USD $25,000,000 cash consideration payable to Mr. Cho, all contingent and accrued liabilities, any price guarantee obligations, and all other known and unknown claims. The Company has further agreed to waive any right to clawback the Ordinary Shares previously issued to Mr. Cho (other than the 46,280 shares retained by Mr. Cho as of the date hereof), and the parties will grant each other a full mutual release of all claims, whether known or unknown, fixed or contingent, arising out of or relating to the Play Share Purchase Agreement.

The Play Rescission Agreement is currently being finalized and its effectiveness is conditioned upon, among other things, execution by both parties, approval of the Play Rescission Agreement by K Wave’s shareholders, and receipt of any necessary regulatory or third-party consents. Upon satisfaction of all such conditions precedent, all liabilities of the Company to Mr. Cho described above shall be conclusively and irrevocably extinguished, and the Company expects to derecognize the assets and liabilities associated with Play Company and record the extinguishment of the approximately USD $25,000,000 payable and related obligations in the period in which the Play Rescission Agreement becomes effective.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company-B. Business Overview- Intellectual Property.”

D. Trend Information

For a discussion of trend information, see “Item 4. Information on the Company-B. Business Overview-Key Market Trends.”

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”). In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting the significant accounting policies in Note 5 of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to the executive officers and directors of K Wave.

Name	Age	Position
Pyeung Ho Choi	67	Co-Founder and Chairman
Young Jae Lee*	50	Co-Founder and Director
Ted Kim	55	Co-Founder, Chief Executive Officer, and Director
Hyung Seok Cho	47	Director
Yang Kan Chong	71	Director
Tae Woo Kim	42	Director
Jaekun (Jason) Kim	44	Director
Yong (Howard) Fang	48	Chief Financial Officer
Jong Shin Choi	58	Director

*	On April 29, 2026, Young Jae Lee resigned from K Wave’s board of directors and Jong Shin Choi was appointed to the board of directors.

K Wave’s Board of Directors

Pyeung-ho Choi. Mr. Pyeung-ho Choi serves as Chairman of K Wave and has been a member of K Wave’s board of directors since May 15, 2025. Mr. Pyeung-ho Choi is the co-founder and Chairman of K Enter Holdings Inc. and the founder and CEO of Solaire Partners LLC, one of the leading Korean content VC firm and one of the pioneers in the Korean entertainment industry. Prior to Solaire Partners LLC, Mr. Choi was the appointed President Fund Manager of the Union Global Contents Investment Fund at Union Investment Partners Inc. from 2012 to 2016. At a size of US $120 million, the fund partnered with major Korean distributors and financiers, the Korean government, and foreign investors, with an aim to invest in international co-productions to globalize the Korean film and content industry. Through Mr. Choi’s vast experience in content investment, the Union Global Contents Investment Fund collaborated with Korean companies, directors, and actors in co-productions with countries including the United States, China, and Japan. Before joining Union Investment Partners, Choi was the Chief Executive Officer of Sidus FNH at Korea Telecom Group, where he oversaw the company’s film financing, production, and distribution operations. He spearheaded the aggregation and digital distribution of content through multiple new media platforms that Korea Telecom Group owned and operated from 2008 to 2011; these platforms included IPTV, Internet VOD, Satellite TV, and mobile.

Mr. Choi began his entertainment industry career at CJ Group, where he was one of the founding members of CJ Entertainment (CJENM). He served as Executive Vice President at CJENM from 2000 to 2007 after serving as General Manager of strategic planning and international business teams from 1995 to 1999. He played a critical role in shaping CJ Group’s film business portfolio, including: the inception of CJ Entertainment through the CJ Group’s investment in DreamWorks SKG in the United States; the joint venture that distributed CJ films across Asia; the formation of CJ Group’s exhibition arm, CGV, that became Korea’s largest exhibitor, initially jointly established by CJ Group, Golden Harvest, and Village Roadshow. During his 12 year tenure at CJ Entertainment, Choi financed and distributed a number of notable Korean films that introduced many talented Korean directors and actors. He launched filmed entertainment, music licensing, TV drama series, animation, and cable broadcasting businesses. In 1982, he started at the Samsung Group in business planning at CJ CheilJedang Corporation, where he was responsible for business strategy planning, M&A, overseas business and export, and overseas marketing. From 1987 to 1994, he served as head of the strategy planning team and head of the overseas business team. Mr. Choi holds a Ph.D. in holographic engineering, a Master’s degree in 3D contents from Kwangwoon University, and a Bachelor’s degree in chemical engineering from Youngnam University.

Young Jae Lee. Mr. Youngjae Lee serves as a member of K Wave’s board of directors since May 15, 2025. Youngjae Lee co-founded K Enter Holdings Inc. and Solaire Partners LLC in October 2023 and June 2007, respectively, and has been serving as their Chief Executive Officer since then. Youngjae Lee worked at KT from 2000 to 2016, where he undertook various positions such as a team member, deputy director, and project leader. During his stay at KT, Mr. Lee oversaw subsidiaries such as NTC and Mongol Telecom, handled mergers and acquisitions planned by KT, led business developments of KT, and was responsible for various in-house consulting tasks. While overseeing KT’s Russian telecommunications subsidiary NTC in Vladivostok, he contributed to its growth and exit strategy and made it the largest telecommunications operator in the Far East region. From April 2006 to September 2010, he served as the Chief Financial Officer and the Chief Information Officer at Sidus FNH, a movie production company acquired by KT as its strategy to enter the Korean content media industry. This experience equipped him with insights into the content industry, where he introduced real-time production management systems to enhance budget efficiency in movie productions. Starting in October 2010, Mr. Lee was responsible for overseas subsidiaries and international telecommunications operators within KT’s in-house consulting department. During this period he made substantial contributions to the growth of KT’s subsidiaries East Telecom and EVO in Uzbekistan by conducting management assessments and formulating growth strategies. His efforts led to KT’s recognitions such as Outstanding Employee Award in 2011, and further responsibilities such as Project Manager position for the Game Changer Project at Botswana’s government-owned telecommunications company, BoFiNet in 2015. Through Mr. Lee’s initiative, BoFiNet gained global recognition in 2016 as the most innovative telecommunications company. In 2017, Mr. Lee founded Solaire Partners, a venture capital firm specializing in content investments. Solaire Partners has amassed assets under management (AUM) amounting to USD $112 million and secured investments of USD $44 million from the South Korean government for four distinct funds, with Mr. Lee taking on the role of manager for three of these funds. Solaire Partners has invested in approximately 200 films, with 49% surpassing the break-even point, significantly outperforming the market average of 33% and even surpassing the 16% market average return. Under Mr. Lee’s leadership, Solaire Partners has achieved substantial success by investing in various films and content, leveraging South Korean commercial film industry data to enhance investment strategies and yield higher returns. Furthermore, Solaire Partners has been diversifying investments into the digital human and virtual production studio sectors to lead the paradigm shift in the Korean content industry. Mr. Lee received a degree in Business Administration from Chungbuk National University in 2000. He furthered his education by participating in the Global MBA program at Sungkyunkwan University and attending Indiana University’s Kelly Business School as an exchange student, enhancing his academic background class of 2015. He also holds the Chartered Financial Analyst (CFA) qualification, demonstrating his expertise in financial matters. Currently, he serves as an instructor for the Cultural Content segment of the Korean Venture Capital Association’s Venture Capitalist program, starting in 2021.

Ted Kim. Mr. Kim serves as Chief Executive Officer and a member of K Wave’s board of directors since May 15, 2025. Mr. Kim founded Global Fund LLC in August 2013, a US-based private equity firm that focuses on investing in high-growth companies across various industries and geographies, including the pre-IPO period, and has been serving as its Managing Partner ever since. Global Fund LLC is also the managing member of Tribeca Global SPAC Fund I, III, and IV LLC which were founded during 2021 and 2022. Mr. Kim is a highly experienced and disciplined private equity specialist who has successfully launched and closed multiple U.S.-based private equity funds. Mr. Kim has also been a member of the Korea-America Business Summit, Washington D.C., since 2019. He co-founded Global Star Acquisition I LLC in September 2022, the sponsoring entity for the US Nasdaq listed SPAC “Global Star Acquisition Inc.”, and served as its Managing Member until May 2025. He also co-founded K Enter Holdings Inc. in January 2023. Mr. Kim is also an Attorney at Law focusing on mergers and acquisitions and cross-border transactions. He was a Guest Lecturer at Tsinghua University in 2005 on American venture capitalism. Mr. Kim received his Juris Doctor degree from the Pennsylvania State University’s Dickinson School of Law in May 1997. He received his Bachelor of Arts degree in Finance and Politics, a double major, from the Catholic University of America in May 1993.

Hyeng Seok Cho. Mr. Cho has been a member of K Wave’s board of directors since May 15, 2025. Mr. Cho began his career at Between Corporation which was formed by former members of the DVD team of Samsung’s content division. Next, he worked at SBS, one of the leading Korean broadcasting channels. He oversaw the division that produced DVDs of Korean dramas and movies as well as K pop artists. Building on his experience working with K pop artists he founded Play Company in 2012. He currently serves as its CEO. Play Company works with Korea’s top tier K pop talent agencies and pioneered a full service end-to-end solution of designing, producing, and distributing video merchandise. This model has allowed talent agencies and artists to see meaningful sales and profits from video merchandise products. In 2022 Play’s revenues exceeded $134 million. The artists Play Company has worked with includes BTS, Seventeen, Twice, Enhypen, TXT, Stray Kids, GOT7, ATEEZ, Block.B, CRAVITY, ASTRO, and Monsta X. Under his leadership Play Company has broadened the offerings of merchandise products and has even expanded to creating merchandise for popular Korea actors such as Lee Joon-gi, Park Bo-gum, and Kim Seon-ho. Cho Hyung Seok is a graduate of Kwangwoon University and holds a Bachelor’s degree in chemistry.

Yang Kan Chong. Mr. Chong has been a member of K Wave’s board of directors since June 19, 2025. Mr. Chong is a also member of the board of directors of Global Star, serves as a member of Global Star’s board of directors and as Chairman of Global Star’s Compensation Committee. Mr. Chong brings thirty years of expertise in the areas of energy, oil, gas, power, and infrastructure in the international arena. He is experienced in senior management in multi- and crossed-cultural environments. Mr. Chong holds a strong network of key contacts in the financial industry, and has accumulated extensive experience in treasury, financial management, and capital operation. Mr. Chong has previously served as Managing Director of Asia Petroleum Technology Pte Ltd, President and CEO of the U.S.-listed China New Energy Group Company, Group Deputy CEO of the Singapore-listed China EnerSave Limited, and several U.S. energy giants and Singapore Government-linked companies. From 2018 to 2019, Mr. Chong served as an independent director of China Star Food Group Ltd. Since 2016, Mr. Chong has acted as a Director of Sport Lifestyle Initiative Pte Ltd., a Singapore sport education company. Finally, since 2020, Mr. Chong works as an Investment Committee Member and Equity Partner of Global Fund LLC, a sponsor affiliate. He holds a Master of Science Degree (Mechanical Engineering) accredited by the National University of Singapore and a Bachelor of Engineering Degree (Mechanical and Production) accredited by the University of Singapore.

Tae Woo Kim. Tae Woo Kim has been a member of K Wave’s board of directors since May 15, 2025. Mr. Kim is currently the CFO of Play Company managing the financial planning, budgeting, forecasting and the financial operations of the company. He brings with him a diverse set of experience primarily in the content industry. He has worked in strategic planning at JTBC, a major broadcasting network in Korea known for its entertainment, drama and variety shows. He also worked in strategic planning in T-broad holdings, a large cable operator. In addition to his experience in the content industry he also worked in strategic planning at Boryung holdings, a holding company of Boryung, a KOSDAQ listed pharmaceutical company. He has also worked in strategic planning in SF Innovation, a Korean fast food restaurant operator. Tae Woo received a Bachelor of Arts degree in business from Korea University.

Jaekeun (Jason) Kim. Mr. Jaekeun Kim (Jason Kim) serves as a member of K Wave’s board of directors. Jason Kim is a seasoned investor and private equity specialist and he currently owns and operates Naviator Global Holdings LLC in Abu Dhabi, taking on the role of Founding Partner. His leadership has been pivotal in transforming investment strategies across multiple assets, establishing the firm as an influential player in the region. Prior to that, he founded and operated Innocus Global Group Pte, a Singapore-based investment firm, from March 2022 until March 2024, during which time he provided key regional strategies and investments across multiple assets. Since January 2016, he has also maintained the CEO position of “EQ Investment Inc.” a private equity fund based in Seoul, Korea. From late 2014 to late 2015, Jason served as a Regional Director at JD Capital in Beijing, focusing on investment opportunities in South Korea and Japan. Following this, Jason ascended to the role of Chief Executive Officer at EQ Investments Inc. in Seoul, a position he has held since January 2016. In this role, Jason has been instrumental in providing business consultancy services and guiding acquisitions of targeted properties and assets. Jason Kim embarked on his professional career as an Equity Research Intern at Mariners Investment Advisory Group in New York in early 2011. Shortly thereafter, he moved to Bloomberg Japan LLC in Tokyo, where Jason worked as a Credit Analyst from June 2011 to June 2012. Jason earned a Bachelor of Arts and Sciences in Economics and Sociology from the University of Illinois at Urbana-Champaign in December 2007 and a Master of International Affairs from Columbia University School of International Affairs in New York, in May 2011, where he specialized in International Finance with an East Asia focus.

Jong Shin Choi. Mr. Jong Shin Choi joined K Wave’s board of directors in April 2026. Mr. Choi is a seasoned executive with over 25 years of leadership experience across the IT, media, and digital content industries. He has held CEO and senior management roles at multiple-listed and growth-stage companies, where he built a strong track record in strategic planning, new business development, and M&A. Most recently, as CEO of Woori Net (KOSDAQ-listed), he led corporate transformation initiatives focused on profitability improvement, operational efficiency, and enterprise value enhancement, while driving expansion into new business areas and global markets.

Currently serving as CEO of JSTAIR, a digital media and business development company, Mr. Choi continues to focus on identifying and scaling innovative opportunities at the intersection of technology and content. Earlier in his career, he founded and led Barunson Creative, where he successfully developed and commercialized over 25 software and gaming titles in partnership with global platforms including Microsoft, Sony, and Nintendo. His expertise spans end-to-end business lifecycle execution—from startup formation to exit—as well as product development, marketing strategy, and large-scale project leadership, positioning him as a proven operator in both corporate and entrepreneurial environments. Mr. Choi graduated from Hanyang University in 1994 with a Bachelor’s degree from the Department of Organic and Nano Engineering.

K Wave’s Executive Officers

Yong (Howard) Fang. CPA has served as the Chief Financial Officer of K Wave and K Enter since November 1, 2025. He is an experienced global finance executive with public-company expertise, having helped take one company public. His strengths include capital raising, investor relations, financial reporting, and compliance. Previously, Mr. Fang served as CFO of Baijiayun Group from 2022 to 2023 (Nasdaq: RTC), Director of Finance at GigaCloud Technology from 2023 to 2025 (Nasdaq: GCT), Associate Global Controller at Sanergy Group from 2018 to 2021 (HKEX:2459. HK), and Senior Auditor at Marcum LLP. Mr. Fang holds a B.S. in Management from Hunan University, an M.S. in Accounting and Financial Management from Temple University, and an MBA from Thomas Jefferson University.

B. Compensation

For the year ended December 31, 2025, K Wave paid an aggregate of KRW 277,341,678, which is the total amount of base salary, in cash to our executive officers and an aggregate of KRW 565,462,184 in cash to its non-executive directors.

K Wave 2024 Equity Incentive Plan (“2024 Plan”)

The purpose of the 2024 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for K Wave’s success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the K Wave Ordinary Shares through the granting of awards under the 2024 Plan. We believe that the awards to be issued under the 2024 Plan will motivate award recipients to offer their maximum effort to K Wave and help focus them on the creation of long-term value consistent with the interests of K Wave shareholders. We believe that grants of incentive awards are necessary to enable K Wave to attract and retain top talent. A copy of the 2024 Plan is filed as an exhibit to this report. As of December 31, 2025, we have not issued any awards under the 2024 Plan.

Awards

The 2024 Plan provides for the grant of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code, to K Wave employees and subsidiary corporations’ employees, and for the grant of non-statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, and other forms of awards to K Wave’s employees, directors and consultants and any of K Wave’s affiliates’ employees and consultants. K Wave has approximately 5 employees of K Wave, including 2 executive officers, 6 non-employee directors and 1 consultant eligible to be granted awards under the 2024 Plan.

Authorized Shares

The maximum number of Ordinary Shares that may be issued under the 2024 Plan is 5,900,000 Ordinary Shares, which amount automatically increases on January 1 of each year for a period of ten years, which period commenced on January 1, 2024 and will end on (and including) January 1, 2033, in an amount equal to five percent (5%) of the total number of shares of Stock outstanding on December 31 of the preceding year; provided, however, that the Company’s board of directors may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of stock.

Our Ordinary Shares are subject to awards that may be granted under the 2024 Plan that expire or terminate without being exercised in full will not reduce the number of our Ordinary Shares available for issuance under the 2024 Plan. The settlement of any portion of an award in cash will not reduce the number of our Ordinary Shares available for issuance under the 2024 Plan. Our Ordinary Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of our Ordinary Shares that will be available for issuance under the 2024 Plan. With respect to a stock appreciation right, only our Ordinary Shares that are issued upon settlement of the stock appreciation right will count towards reducing the number of our Ordinary Shares available for issuance under the 2024 Plan. If any of our Ordinary Shares issued pursuant to an award are forfeited back to or repurchased or reacquired by K Wave due to forfeiture, cancellation or expiration, then our Ordinary Shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2024 Plan.

Plan Administration

K Wave’s board of directors, or a duly authorized committee of K Wave’s board of directors, will administer the 2024 Plan. K Wave’s board of directors, or a duly authorized committee of K Wave’s board of directors, may, in accordance with the terms of the 2024 Plan, delegate to one or more of K Wave’s officers the authority to (i) designate employees (other than officers) to be recipients of specified awards, and to the extent permitted by applicable law, the terms of such awards; and (ii) determine the number of Ordinary Shares to be subject to such awards granted to such employees. Under the 2024 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to determine: award recipients; how and when each award will be granted; the types of awards to be granted; the provisions of each award, including the period of exercisability and the vesting conditions applicable to an award; the number of our Ordinary Shares or cash equivalent subject to each award; and the fair market value applicable to an award.

Under the 2024 Plan, (i) our board of directors will not, without shareholder approval, (a) reduce the exercise or strike price of an option or stock appreciation right (other than in connection with a capitalization adjustment), and (b) at any time when the exercise or strike price of an option or stock appreciation right is above the fair market value of Ordinary Shares, cancel and re-grant or exchange such option or stock appreciation right for a new award with a lower (or no) purchase price or for cash, and (ii) a participant’s rights under any award will not be materially adversely impaired by any amendment without the participant’s written consent.

We may designate a plan administrator to administer the day-to-day operations of the 2024 Plan.

Stock Options

Options may be granted under stock option agreements adopted by our board of directors. Each option will be designated in writing as an ISO or an NSO. Our board of directors will determine the exercise price for stock options, within the terms and conditions of the 2023 Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of K Wave’s total combined voting power or that of any of K Wave’s parent or subsidiary corporations, or a ten percent shareholder) of the fair market value of K Wave Ordinary Shares on the date of grant. Options granted under the 2024 Plan will vest at the rate specified in the stock option agreement as will be determined by our board of directors. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent shareholder) or a shorter period specified in the applicable award agreement. Unless the terms of an optionholder’s stock option agreement, or other written agreement between K Wave and the recipient, provide otherwise, if an optionholder’s service relationship with K Wave or any of K Wave’s affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with K Wave or any of K Wave’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with K Wave or any of K Wave’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. An optionholder may not exercise an option at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the optionholder’s stock option agreement or other written agreement between an optionholder and us, if an optionholder’s service relationship with K Wave or any of K Wave’s affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the optionholder’s option would be prohibited solely because the issuance of shares of Ordinary Shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares of K Wave Ordinary Shares issued upon such exercise would violate K Wave’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of K Wave Ordinary Shares issued upon the exercise of a stock option will be determined by K Wave’s board of directors and may include (i) cash or check, bank draft or money order payable to us; (ii) a broker-assisted cashless exercise; (iii) subject to certain conditions, the tender of shares of K Wave’s Ordinary Shares previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration acceptable to K Wave’s board of directors.

Unless our board of directors provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of our board of directors or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Limitations on ISOs

The aggregate fair market value, determined at the time of grant, of K Wave Ordinary Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of K Wave’s stock plans or plans of K Wave’s affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of K Wave’s total combined voting power or that of any of K Wave’s parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards

A restricted stock unit award represents a participant’s right to be issued on a future date the number of our Ordinary Shares that is equal to the number of restricted stock units subject to the award. A participant will not have voting or any other rights as a shareholder of K Wave’s with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will be granted in consideration for a participant’s services to K Wave or an affiliate, such that the participant will not be required to make any payment to K Wave (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any Ordinary Shares pursuant to the restricted stock unit award. Our board of directors may determine that restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock (or any combination of our Ordinary Shares and cash), or in any other form of consideration determined by our board of directors and set forth in the restricted stock unit award agreement. At the time of grant, K Wave’s board of directors may impose such restrictions or conditions on the award of restricted stock units that delay delivery to a date following the vesting of the award. Additionally, dividend equivalents may be paid or credited in respect of shares of K Wave Ordinary Shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between K Wave and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards may be granted under restricted stock award agreements adopted by our board of directors. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to K Wave or any of K Wave’s affiliates, or any other form of legal consideration that may be acceptable to K Wave’s board of directors and permissible under applicable law. Our board of directors determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends may be paid or credited with respect to shares subject to a restricted stock award, as determined by our board of directors and specified in the applicable restricted stock award agreement. If a participant’s service relationship with K Wave ends for any reason, K Wave may receive any or all of our Ordinary Shares held by the participant that have not vested as of the date the participant terminates service with K Wave through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights may be granted under stock appreciation right agreements adopted by our board of directors and denominated in Ordinary Shares equivalents. The terms of separation stock appreciation rights need not be identical. K Wave’s board of directors will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our Ordinary Shares on the date of grant. A stock appreciation right granted under the 2023 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by K Wave’s board of directors. Stock appreciation rights may be settled in cash or shares of K Wave Ordinary Shares (or any combination of K Wave Ordinary Shares and cash) or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

Our board of directors may determine the term of stock appreciation rights granted under the 2024 Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of K Wave’s affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. If a participant’s service relationship with K Wave or any of K Wave’s affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation rights for a period of 18 months following the date of death. If a participant’s service relationship with K Wave or any of K Wave’s affiliates ceases due to disability, the participant may generally exercise any vested stock appreciation rights for a period of 12 months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. A holder of a stock appreciation right may not exercise a stock appreciation right at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the stock appreciation right agreement or other written agreement between the participant and us, if a participant’s service relationship with K Wave or any of K Wave’s affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the participant’s stock appreciation right would be prohibited solely because the issuance of shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares issued upon such exercise would violate K Wave’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may a stock appreciation right be exercised beyond the expiration of its term.

Other Stock Awards

Our board of directors are permitted to grant other awards, based in whole or in part by reference to, or otherwise based on Ordinary Shares, either alone or in addition to other awards. Our board of directors have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards are granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid following the effective date of the 2024 Plan to any individual for service as a non-employee director with respect to any fiscal year, including awards granted under the 2024 Plan (valued based on the grant date fair value for financial reporting purposes) and cash fees paid by K Wave to such non-employee director, will not exceed $500,000 in total value.

C. Board Practices

Board of Directors

The Company’s board of directors consists of seven directors, including two independent directors, Jaekeun (Jason) Kim and Yang Kan Chong. A director is not required to hold any shares in the Company to qualify as a director. Pursuant to the Company’s memorandum and articles of association, the K Wave board of directors may exercise all the powers of the Company, including powers to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

As described in more details in this Report under “Item 16D. Exemptions from the Listing Standards for Audit Committees” and “Item 16G. Corporate Governance,” we also currently rely on certain foreign private issuer exemptions from Nasdaq listing standards (including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; and (iii) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A).

None of the Company’s directors has a service contract with the Company that provides for benefits upon termination of service as a director.

No member of the board of directors was elected to the board of directors as a result of any arrangement, understanding or other contract with major shareholders, customers, suppliers or others.

Committees of the Board of Directors

We have established an audit committee of the board of directors and intend to establish a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for the audit committee.

Audit Committee

Our audit committee consists of Jaekeun (Jason) Kim and Yang Kan Chong, and is chaired by Mr. Chong. We have determined that each of these two directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Duties and Functions of Directors

Under Cayman Islands law, the Company’s directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in the Company’s best interests. The Company’s directors must also exercise their powers only for a proper purpose. The Company’s directors also owe to the Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the K Wave Charter, as amended and restated from time to time. The Company has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the Company’s name if a duty owed by the Company’s directors is breached. The board of directors has all the powers necessary for managing, and for directing and supervising, K Wave’s business affairs. The functions and powers of the Company’s board of directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and distributions, (iii) appointing directors or officers and determining their terms of offices and responsibilities, (iv) exercising the borrowing powers of the Company and mortgaging the property of the Company, and (v) approving the transfer of shares of the Company, including the registering of such shares in the Company’s registrar of members.

Terms of Directors and Officers

The Company’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders. K Wave shareholders may appoint or remove any K Wave director by ordinary resolution under Cayman Islands law, which requires a resolution passed by a simple majority of the K Wave shareholders who vote in person or, where proxies are allowed, by proxy at a general meeting, or by a unanimous written resolution.

Clawback Policy

All awards granted under the 2024 Plan will be subject to recoupment in accordance with any clawback policy that K Wave is required to adopt pursuant to the listing standards of any national securities exchange or association on which K Wave’s securities are listed or as is otherwise required by the Dodd-Frank Act or other applicable law and any clawback policy that K Wave otherwise adopts, to the extent applicable and permissible under applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Ordinary Shares or other cash or property upon the occurrence of cause.

D. Employees

As of December 31, 2025, we had a total of 172 employees.

E. Share Ownership

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 73,243,832 Ordinary Shares outstanding as of the date of this report, not including the Ordinary Shares issuable upon the exercise of outstanding warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no K Wave Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
5% Holders of K Wave:
Hyung Seok Cho(1)	46,280	* %
Pyeung Ho Choi(2)	4,952,283	6.76%
Jae Keun Kim(3)	7,134,385	9.74%
Ted Kim(4)	3,364,703	4.59%
Young Jae Lee(5)	2,716,633	3.71%
Directors and Executive Officers of K Wave
Yang Kan Chong(6)	466,642	* %
Tae Woo Kim(7)	0	* %
Yong (Howard) Fang(8)	50,099	* %
All Executive Officers and Directors as a Group	18,731,025	25.57%

*	Represents less than 1.0%.

(1)	Hyung Seok Cho is a member of the Company’s board of directors. The business address of Mr. Cho is 16192 Coastal Highway, Lewes, Delaware 19958.
(2)	Pyeung Ho Choi is a Co-Founder of the Company and is the Chairman of the Company’s board of directors. The business address of Mr. Choi is 16192 Coastal Highway, Lewes, Delaware 19958.
(3)	Jae Keun Kim is a member of the Company’s board of directors. Jae Keun Kim is the beneficial owner of 5,280,511 of our shares as follows: 78,043 shares he owns individually and through his ownership and control of Xeno Investment Asia, which owns 3,121,700 of our shares, and JVC Inc. which owns 2,080,768 of our shares. The business address of Mr. Kim is 16192 Coastal Highway, Lewes, Delaware 19958.
(4)	Ted Kim is a Co-Founder of the Company, a member of the Company’s board of directors and is the Company’s Chief Executive Officer. Mr. Kim is the beneficial owner of 4,896,900 Ordinary Shares through his ownership and control of Global Fund LLC, which owns 3,489,721 of our Ordinary Shares and Lodestar USA, Inc., which owns 1,407,439 of our Ordinary Shares. As a result of Mr. Kim’s position as manager of Global Star Acquisition I, LLC, the sponsor, to Global Star, Mr. Kim also is the beneficial owner of 2,623,047 Ordinary Shares held by Global Star Acquisition I, LLC. The Ordinary Shares also include 498,225 Ordinary Shares into which warrants held by Mr. Kim are exercisable within 60 days of the date of this report. The business address of Mr. Kim is Mr. Kim is 1641 International Drive, Unit 208, McLean, Virginia 22102.
(5)	Young Jae Lee is a Co-Founder of the Company and a member of the Company’s board of directors. The business address of Mr. Lee is 16192 Coastal Highway, Lewes, Delaware 19958.
(6)	Yang Kan Chong is a member of the Company’s board of directors.
(7)	Tae Woo Kim is a member of the Company’s board of directors.
(8)	Yong (Howard) Fang is the Company’s Chief Financial Officer.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership”.

ITEM 7.B. Related Party Transactions

On June 3, 2025, K Wave entered into a Standby Equity Purchase Agreement with Bitcoin Strategic Reserve KWM LLC, providing for the sale by K Wave of up to $500 million of Ordinary Shares. Stephen Drew is the Managing Member of Bitcoin Strategic. Mr. Drew is a member of the Company’s advisory board. In addition, Mr. Drew served as a director of Global Star and is a Managing Partner of Global Fund LLC, along with Ted Kim, the Company’s Co-Founder, Chief Executive Officer and a member of the Company’s board of directors. The transactions consummated in connection with the SEPA and all negotiations relating thereto were conducted on an “arm’s length” basis. Proceeds from the facility will be used to support K Wave’s Bitcoin-centric digital asset treasury strategy as well as for working capital and M&A activities, further expanding its content and K-POP related businesses. Under this initiative, K Wave will, subject to certain limitations, allocate a significant portion of the proceeds received from the sale of any shares under the facility to the purchasing, long-term holding, and yield optimization of Bitcoin (BTC) — positioning itself among the first publicly traded media companies to integrate BTC directly into its core treasury operations. In addition, K Wave plans to operate Bitcoin Lightning Network nodes and invest in Bitcoin-native infrastructure to enhance decentralization and facilitate on-chain transaction rewards.

The Company entered into a share purchase agreement, dated December 19, 2025, with Young Jae Lee of the Company, pursuant to which K Enter agreed to purchase from Young Jae Lee an aggregate of 1,551,924 Ordinary Shares for a purchase price of $651,808.08 (or, $0.42 per Ordinary Share). Pursuant to the share purchase agreement, (i) the Ordinary Shares were purchased by K Enter on December 19, 2025, (ii) 10% of the purchase price (or, $65,180.81) was paid by K Enter to Mr. Lee upon execution of the share purchase agreement, and (iii) the remaining 90% of the purchase price (or, $586,627.27) will be paid by K Enter to Mr. Lee on June 30, 2026.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B. Significant Changes

Acquisition of new subsidiaries

On March 11, 2026, the Company completed the acquisition of a 42.25% controlling interest in Hansol Inticube Co., Ltd., an AI language and software development company, for a total initial consideration of approximately Korean Won 15,000,337 thousand consisting of 5,864,088 shares of Hansol Inticube’s common stock.

On January 26, 2026, the Company completed the acquisition of a 55% controlling interest in Rabbit Walk Co., Ltd.

The consideration consisted of the issuance of 2,633,753 common shares of the Company at a price of $2.50 per share.

The transaction includes contingent consideration of up to 3,000,000 additional common shares, which are subject to the achievement of certain performance conditions.

The purchase price allocation to assets acquired and liabilities assumed allocation to assets and liabilities is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive calculation.

Extension of maturity date of short-term borrowings

On February 27, 2026, Play F&B Co., Ltd. entered into an amendment to extend the maturity date of the short-term borrowing of Korean Won 1,000,000 thousand to February 27, 2027, and to revise the applicable interest rate from 6.775% to 9.438%.

On March 23, 2026, The LAMP Co., Ltd. entered into an amendment to extend the maturity date of the short-term borrowing of Korean Won 690,000 thousand to September 22, 2026, and to revise the applicable interest rate from CD+12.33% to CD+12.63%.

On May 7, 2026, The LAMP Co., Ltd. entered into an amendment to extend the maturity date of the short-term borrowing of Korean Won 441,000 thousand to May 7, 2027, and to revise the applicable interest rate from CD+3% to CD+2.36%.

Nasdaq Listing

On January 7, 2026, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company for the period from November 20, 2025 to January 6, 2026, the Company no longer meets the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until July 6, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and this matter will be closed.

In the event that the Company does not regain compliance in the Compliance Period, the Company may be eligible for an additional 180 calendar days to demonstrate compliance with the bid price requirement, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

Conversion of SPA Notes

In January 2026, the Company received notices of conversion from Anson Investments Master Fund LP and Anson East Master Fund LP in connection with the convertible notes.

Accordingly, the Company issued an aggregate of 4,824,273 common shares upon conversion, including 3,857,634 shares to Anson Investments Master Fund LP and 966,639 shares to Anson East Master Fund LP.

In March 2026, the Company received notices of conversion from Loeb & Loeb LLP in connection with the convertible notes. Accordingly, the Company issued an aggregate of 1,952,662 common shares upon conversion.

Borrowings of Play Company

On March 25, 2026, Play Company entered into the loan agreement with Hana Bank in the amount of Korean Won 5,000,000 thousand, bearing interest at a variable annual rate equal to three-month Certificate of Deposit plus 2.396%. This borrowing is collateralized by 65,000 common shares of Playverse and 5,864,088 common shares of Hansol Inticube.

Amendment to Security Purchase Agreement

On April 29, 2026, the Company entered into the amendment to Security Purchase Agreement. Pursuant to the amendment, the Company liquidated 88 Bitcoins and repaid part of Convertible notes issued to Anson Investments Master Fund LP and Anson East Master Fund LP. It was also agreed that proceeds from sale of additional securities could be used for investments in AI infrastructure assets. As a result of the liquidation, $6,952,000 was recovered and total loss of $2,863,108 incurred due to the investment in Bitcoins.

Sale of Bitcoin Holding

On May 6, 2026, the Company sold all of its bitcoin for an aggregate of $64,221,193. While the Company has not abandoned its treasury strategy, the Company has determined to halt their treasury strategy and focus on investing in AI infrastructure.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “KWM” and “KWMWW” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

ITEM 10.A. Share Capital

Not applicable.

ITEM 10.B. Memorandum and Articles of Association

The following description of the material terms of the securities of K Wave includes a summary of specified provisions of the Company’s memorandum and articles of association (the “Memorandum and Articles of Association”). This description is qualified by reference to the Company’s Memorandum and Articles of Association filed as Exhibit 1.1 to this report, and all capitalized terms used in this section are as defined in the Memorandum and Articles of Association, unless elsewhere defined herein.

K Wave is a Cayman Islands exempted company with limited liability and its affairs are governed by the Company’s Memorandum and Articles of Association, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands.

General. The Memorandum and Articles of Association authorize the issuance of up to 990,000,000 Ordinary Shares of par value of US$0.0001 each and 10,000,000 preference shares of par value of US$0.0001 each. As of December 31, 2025, K Wave has 64,221,193 Ordinary Shares and 0 preference shares issued and outstanding. All of K Wave’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. K Wave may not issue share to bearer. K Wave’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of K Wave’s ordinary shares are entitled to such dividends as may be declared by its board of directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, K Wave’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. K Wave’s Memorandum and Articles of Association provide that no dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless K Wave’s directors determine that, immediately after the payment, K Wave will be able to pay its debts as they become due in the ordinary course of business and K Wave has funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each K Wave ordinary share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of holders of a majority of the Shares being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy shall be a quorum. As a Cayman Islands exempted company, K Wave is not obliged by the Companies Act to call shareholders’ annual general meetings. K Wave’s Memorandum and Articles of Association provide that K Wave may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case K Wave will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of K Wave’s shareholders may be called by a majority of its board of directors or its chairman. K Wave’s Memorandum and Articles of Association provide its shareholders with the right to put any proposals before annual general meetings. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of K Wave not less than 120 calendar days before the date of K Wave’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before K Wave begins to print and send its related proxy materials.

An ordinary resolution is a resolution passed by a simple majority of the shareholders, as being entitled to do so, vote in person or by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles, while a special resolution is a resolution passed by no less than two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting, and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name or making changes to K Wave’s Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions in K Wave’s Memorandum and Articles of Association as set out below, any of K Wave’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by K Wave’s board of directors.

K Wave’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which K Wave has a lien. K Wave’s board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as K Wave’s board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as K Wave’s directors may from time to time require is paid to K Wave in respect thereof.

If K Wave’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as K Wave’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as K Wave’s board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst K Wave’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst K Wave’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to K Wave for unpaid calls or otherwise. If K Wave’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by K Wave’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. K Wave may issue shares on terms that such shares are subject to redemption, at K Wave’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by K Wave’s board of directors or by a special resolution of K Wave’s shareholders. K Wave may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its board of directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of K Wave’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, K Wave may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time K Wave’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not K Wave is being wound-up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors of K Wave not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the directors of K Wave reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class.

Inspection of Books and Records. Holders of K Wave Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of K Wave’s register of members (shareholder list) or its corporate records. However, K Wave will provide its shareholders with annual audited financial statements.

Issuance of Additional Shares. K Wave’s Memorandum and Articles of Association authorize its board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

K Wave’s Memorandum and Articles of Association also authorize its board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

K Wave’s board of directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of K Wave’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of K Wave or management that shareholders may consider favorable, including provisions that authorize K Wave’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. K Wave is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

K Wave Warrants

Set forth below is also a description of K Wave Warrants that are issued and outstanding as of the date of this report.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association.

Each K Wave Warrant entitles the holder thereof to purchase one K Wave Ordinary Share at a price of $11.50 per full share. K Wave will not issue fractional shares. As a result, a warrant holder must exercise its K Wave Warrants in multiples of two, at a price of $11.50 per full share, subject to adjustment, to validly exercise K Wave Warrants. K Wave Warrants became exercisable June 13, 2025. the K Wave Warrants will expire June 13, 2030.

K Wave may redeem the outstanding K Wave Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while K Wave Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●	if, and only if, the last sales price of K Wave Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before K Wave sends the notice of redemption, and

●	if, and only if, there is a current registration statement in effect with respect to K Wave Ordinary Shares underlying K Wave Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and K Wave issues a notice of redemption, each warrant holder can exercise his, her or its K Wave Warrant prior to the scheduled redemption date. However, the price of K Wave Ordinary Shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit K Wave’s ability to complete the redemption.

ITEM 10.C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

ITEM 10.D. Exchange Controls and Other Limitations Affecting Security Holders

There is no exchange control legislation or regulation in Cayman Islands except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

ITEM 10.E. Taxation

The following is a summary of certain United States federal income tax consequences if you are a holder of our Ordinary Shares and Public Warrants. This summary assumes that you hold our Ordinary Shares and Public Warrants as a capital asset with the meaning of Section 1221 of the Code (generally property held for investment).

As used in this report, the term “U.S. Holder” means a beneficial owner of Ordinary Shares or Public Warrants, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Ordinary Shares or Public Warrants that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to persons that or who are subject to special treatment under the United States federal income tax laws, including without limitation:

●	banks or other financial institutions;

●	insurance companies;

●	mutual funds;

●	pension or retirement plans;

●	S corporations;

●	broker or dealers in securities or currencies;

●	traders in securities that elect mark-to-market treatment;

●	regulated investment companies;

●	real estate investment trusts;

●	trusts or estates;

●	tax-exempt organizations (including private foundations);

●	persons that hold the Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons owning (directly, indirectly, or constructively) 5% (by vote or value) or more of our stock;

●	persons that acquired the Ordinary Shares pursuant to an exercise of employee stock options or otherwise as compensation;

●	partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes and investors in such entities;

●	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;

●	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code; and

●	corporations that accumulate earnings to avoid U.S. federal income tax.

We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. This discussion does not take into account any proposed law changes.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our Ordinary Shares or Public Warrants, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding our Ordinary Shares or Public Warrants, you should consult your tax advisors regarding the tax consequences to you of the ownership and disposition of our Ordinary Shares or Public Warrants by the partnership.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL OR FOREIGN TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND PUBLIC WARRANTS.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. THE U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, HOLDING OR DISPOSING OF K WAVE SECURITIES FOR ANY PARTICULAR HOLDER DEPENDS ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE AND WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. HOLDERS OF OUR ORDINARY SHARES AND PUBLIC WARRANTS SHOULD CONSULT THEIR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO THEM, IN LIGHT OF THEIR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES AND THE U.S. FEDERAL INCOME TAX CONSIDERATIONS OF OWNING AND/OR DISPOSING OF OUR ORDINARY SHARES AND PUBLIC WARRANTS.

Tax Classification of K-Wave as a U.S. Domestic Corporation

K-Wave will be treated solely for U.S. federal income tax purposes as a U.S. domestic corporation pursuant to Section 7874(b) of the Code and the Treasury Regulations promulgated thereunder. K-Wave anticipates that it will experience a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from K-Wave being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to K-Wave that are not discussed in this summary.

Generally, K-Wave will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the IRS. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands. Therefore, K-Wave does not anticipate that it will be subject to income tax in the Cayman Islands. If, however, K-Wave is ever subject to non-U.S. income tax, it is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of K-Wave as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, it is possible that K-Wave would be subject to double taxation with respect to all or part of its taxable income. If, pursuant to a change in law or otherwise, Section 7874(b) of the Code no longer applied to treat K-Wave as a U.S. domestic corporation, the U.S. federal income tax consequences to holders of Ordinary Shares and Warrants would be materially different than as described below, and such differences could be adverse to certain holders of Ordinary Shares or Warrants. Because it is anticipated that K-Wave will be treated as a U.S. domestic corporation for all purposes of the Code, K-Wave will not be treated as a “passive foreign investment company,” as such rules apply only to non-U.S. corporations for U.S. federal income tax purposes. Moreover, because K-Wave’s Ordinary Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a non-U.S. holder of the Ordinary Shares.

U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Ordinary Shares and Public Warrants. Because under Section 7874 of the Code K Wave is treated as a U.S. corporation for U.S. federal income tax purposes, it cannot be a “passive foreign investment company” under Section 1297 of the Code.

Distribution on Ordinary Shares

The gross amount of any distribution on our Ordinary Shares (including, for the avoidance of doubt and for the purpose of the balance of this discussion, constructive distributions as described below under “— Certain Adjustments to Public Warrants”) that is made out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders may qualify for a dividends received deduction (pursuant to which a portion of the dividend may be deducted), subject to various limitations. Subject to applicable requirements and limitations, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution on our Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s K Wave Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of K Wave Ordinary Shares.” However, we may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions on our Ordinary Shares as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of K Wave Ordinary Shares or Public Warrants

A U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption (other than a redemption that is treated as a distribution), or other taxable disposition of our Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares or Public Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Public Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Ordinary Shares or Public Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Ordinary Shares or Public Warrants so disposed of. A U.S. Holder’s adjusted tax basis in its Ordinary Shares or Public Warrants will generally equal the U.S. Holder’s acquisition cost for such shares (less any prior distributions treated as a return of capital with respect to the Ordinary Shares). If the U.S. Holder’s holding period for its Ordinary Shares or Public Warrants so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of Public Warrants

A U.S. Holder generally will not recognize gain or loss and will have a tax basis in the Ordinary Shares received upon exercise equal to the U.S. Holder’s tax basis in the Warrants, plus the exercise price of the Public Warrants. The holding period for the Ordinary Shares purchased pursuant to the exercise of Public Warrants will begin on the date following the date of exercise of the Public Warrant (or possibly the date of exercise) and will not include the period during which the U.S. Holder held the applicable Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the applicable warrant. Such loss will be long-term capital loss if the Public Warrant has been held for more than one year as of the date the applicable warrant lapsed. The deductibility of capital losses is subject to certain limitations.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Ordinary Shares received generally should equal the U.S. Holder’s basis in the Public Warrants exercised therefor. If the cashless exercise were treated as not being a realization event (and not a recapitalization), it is unclear whether a U.S. Holder’s holding period in the Ordinary Shares received upon exercise would be treated as commencing on the date following the date of exercise or on the date of exercise of the public warrant; in either case, the holding period would not include the period during which the U.S. Holder held the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares received upon exercise would include the holding period of the public warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered Public Warrants with an aggregate fair market value equal to the exercise price for the total number of Public Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Public Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such Public Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the Warrants exercised and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Public Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem Public Warrants for cash pursuant to the redemption provisions described in the section of this report entitled “Item 4. Information on the company — A. History and Development of the Company — The Public Warrants” or if we purchase public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of K Wave Ordinary Shares or Public Warrants.” The tax consequences of a cashless exercise of a Public Warrant occurring after our giving notice of an intention to redeem the Public Warrant for $0.01 as described in the section of this report entitled “Item 4. Information on the Company — A. History and Development of the Company — The Public Warrants” are unclear under current law. Such cashless exercise may be treated either as if we redeemed such Public Warrant for our Ordinary Shares or as an exercise of the Warrant. If the cashless exercise of a Public Warrant for our Ordinary Shares is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s basis in the Ordinary Shares received should equal the U.S. Holder’s basis in the Public Warrant and the holding period of the Ordinary Shares would include the holding period of the Public Warrant. If the cashless exercise of a Warrant is treated as such, the tax consequences generally should be as described under the heading “— U.S. Federal Income Taxation of U.S. Holders— Exercise or Lapse of Public Warrants.” Due to the lack of clarity under current law regarding the treatment of a cashless exercise of a Public Warrant after our giving notice of an intention to redeem the Public Warrant for $0.01, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a Public Warrant occurring after our giving notice of an intention to redeem the Public Warrant as described above.

Certain Adjustments to Warrants

Under Section 305 of the Code, an adjustment to the number of shares of Ordinary Shares that will be issued on the exercise of the Public Warrants, or an adjustment to the exercise price of the Public Warrants, may be treated as a constructive distribution to a U.S. Holder of the Public Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). Such constructive distribution would be subject to tax as described under “—Distribution on Ordinary Shares” in the same manner as if the U.S. Holders of the Public Warrants received a cash distribution from us equal to the fair market value of such increased interest. Adjustments to the exercise price of a Public Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Public Warrants should generally not result in a constructive distribution.

U.S. Federal Income Tax Consequences to non-U.S. Holders

Dividends

In the event that we make a distribution to a non-U.S. Holder (including any constructive distributions with respect to the Warrants described above under “— U.S. Federal Income Tax Consequences to U.S. Holders — Certain Adjustments to Public Warrants”) of cash or other property in respect of our Ordinary Shares (or, with respect to constructive distributions, on Public Warrants), that is treated as a dividend for United States federal income tax purposes (see U.S. Federal Income Tax Consequences to U.S. Holders — Distribution on Ordinary Shares, above), such distribution generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. Holder’s Ordinary Shares, and to the extent the amount of the distribution exceeds a non-U.S. Holder’s adjusted tax basis in our Ordinary Shares, the excess will be treated as gain from the disposition of our Ordinary Shares (the tax treatment of which is discussed below under “— Gain on Disposition of Ordinary Shares or Public Warrants”).

A non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Ordinary Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. Holder that are pass-through entities rather than corporations or individuals.

A non-U.S. Holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Ordinary Shares or Public Warrants

Subject to the discussion of backup withholding and Foreign Account Tax Compliance Act (“FACTA”) withholding below, any gain realized by a non-U.S. Holder on the sale or other taxable disposition of our Ordinary Shares or Public Warrants generally will not be subject to United States federal income tax unless:

●	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

●	our Ordinary Shares constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or “USRPHC”, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of our Common Stock or Warrants or your holding period for our Ordinary Shares or Public Warrants, or the applicable testing period.

A non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. Holder were a United States person as defined under the Code. In addition, if any non-U.S. Holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. Holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a USRPHC for United States federal income tax purposes and the remainder of this discussion so assumes. Because the determination of whether K-Wave is a USRPHC depends, however, on the fair market value of its United States real property interests relative to the fair market value of its non-U.S. real property interests and other business assets, there can be no assurance that K-Wave will not become a United States real property holding corporation in the future. However, even if we become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. Holder of our Ordinary Shares will not be subject to United States federal income tax if (A) in the case of our Ordinary Shares, (a) shares of our Ordinary Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (b) the non-U.S. Holder owns or owned, actually and constructively, 5% or less of the shares of our Ordinary Shares throughout the five-year period ending on the date of the sale or exchange; and (B) in the case of the Public Warrants, either (a)(i) shares of our Ordinary Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, (ii) the Public Warrants are not considered regularly traded on an established securities market and (iii) the non-U.S. Holder does not own, actually or constructively, Public Warrants with a fair market value greater than the fair market value of 5% of the shares of our Ordinary Shares, determined as of the date that such non-U.S. Holder acquired its Public Warrants, or (b)(i) the Public Warrants are considered regularly traded on an established securities market, and (ii) the non-U.S. Holder owns or owned, actually and constructively, 5% or less of the Public Warrants throughout the five-year period ending on the date of the sale or exchange. If the foregoing exception does not apply, and we are a USRPHC, such non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. It is unclear how your ownership of Public Warrants will affect the determination of whether you own more than 5% of our Ordinary Shares. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a USRPHC.

Exercise or Lapse of Public Warrants

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Public Warrant, or the lapse of a public warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Public Warrant by a U.S. Holder, as described under “— U.S. Federal Income Tax Consequences to U.S. Holders—Exercise or Lapse of Public Warrants,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “— Gain on Disposition of Ordinary Shares or Public Warrants” for a Non-U.S. Holder’s gain on the sale or other disposition of Public Warrants.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules than those discussed above under “— U.S. Federal Income Tax Consequences to non-U.S. Holders”.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to dividends in respect of our Ordinary Shares held by U.S. Holders and the proceeds from the sale, exchange or other disposition of our Ordinary Shares or Public Warrants that are paid to U.S. Holders within the United States (and in certain cases, outside the United States), unless U.S. Holders are an exempt recipient. A backup withholding tax may apply to such payments if U.S. Holders fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Distributions paid to a non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Ordinary Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Ordinary Shares to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner of an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “- Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our Ordinary Shares or Public Warrants, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Ordinary Shares.

The preceding discussion of certain material U.S. federal tax considerations is for general information purposes only. It is not tax advice to holders of K Wave securities. Each such holder should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of holding and disposing of our Ordinary Shares and Public Warrants, including the consequences of any proposed change in applicable law.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership, and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of K Wave securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of K Wave securities. An instrument of transfer in respect of a security is stampable if executed in or brought into the Cayman Islands. The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking pursuant to Section 6 of the Tax Concessions Act (as revised) of the Cayman Islands (the “Tax Concessions Act”) from the Financial Secretary of the Cayman Islands in a form substantially similar to the following:

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act, the following undertaking is hereby given to the Company:

(a)	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to K Wave or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of K Wave; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

These concessions shall be for a period of TWENTY years from the date of such undertaking.

ITEM 10.F. Dividends and paying agents

Not applicable.

ITEM 10.G. Statement by experts

Not applicable.

ITEM 10.H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

As of December 31, 2025, we had no material exposure to market risk.

Interest Rate Risk

K Wave holds cash and cash equivalents for working capital purposes. We do not have material interest rate risk exposure with respect to investments, as any investments that we enter into are primarily highly liquid investments. As of December 31, 2025, we had a cash balance of KRW 4,267 million (USD $3.0 million), consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

With respect to its liabilities, K Wave is exposed to interest rate risk arising from certain variable-rate borrowings denominated in KRW. These borrowings of total KRW 4,290 million (USD $3.2 million) bear interest at rates linked to market benchmarks, including the certificate of deposit (“CD”) rate and the Cost of Funds Index (“COFIX”) (6-month), and generally have short-term maturities. Accordingly, increases in prevailing market interest rates may result in higher interest expense associated with these borrowings.

Foreign Currency Risk

K Wave conducts its operations through two branches, one located in the United States and one in Korea, which includes its subsidiaries in Korea. The transactions of each branch and subsidiary are primarily denominated in the U.S. dollar and the Korean Won, respectively, the functional currency. We have elected to use a reporting currency of the Korean Won. As foreign exchange rates change, the Korean Won equivalent of K Wave’s existing foreign currency assets, liabilities, commitments and forecasted foreign currency revenues and expenses will change. A 10.0% increase in the exchange rate between the Won and USD would result in an increase in net loss of Korean won 92 million, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2025. We are evaluating the best method to manage K Wave’s exposure to foreign currency fluctuations to reduce volatility of earnings and cash flow in order to allow management to focus on core business issues and challenges.

The economic and political conditions in the countries we are currently in and plan to operate in could impact K Wave’s ability to manage K Wave’s exposure to foreign currency fluctuations in those countries or repatriate cash from those countries.

Inflation Risk

We do not believe that inflation currently has a material effect on K Wave’s business. Inflation may become a greater risk in the event of changes in current economic and governmental fiscal policy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. Debt Securities

Not applicable.

ITEM 12.B. Warrants and Rights

Not applicable.

ITEM 12.C. Other Securities

Not applicable.

ITEM 12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

ITEMS 14.A. - 14.D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remains unchanged.

ITEM 14.E. USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2024 and 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2025. The material weaknesses identified relate to:

(1)	our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and SEC reporting requirements to properly address IFRS technical accounting issues and prepare and review financial statements and related disclosures in accordance with IFRS and reporting requirements set forth by the SEC; and

(2)	our lack of formal risk assessment process and internal control framework over financial reporting, including lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks in internal control, and lack of sufficient IT general controls designed and implemented surrounding the key financial related systems.

We have implemented and plan to implement a number of measures as follows to address the material weaknesses:

(3)	We will recruit staff with knowledge of IFRS in our financial reporting department, and are in the process of and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to IFRS and SEC reporting requirement. Currently, we engaged a consulting firm with experience on IFRS and SEC regulations to advise on complex accounting transactions, and standardize our financial reporting function.

(4)	We are continuing to (i) set up system of internal control framework with formal documentation of polices in place, strengthening corporate governance with independent directors and audit committee; (ii) develop a group-wide risk assessment process to allow early detection, prevention and resolution of potential risks related to internal control, and (iii) strengthening the supervision and controls on the IT functions, including the enhancement of IT security policies and procedures setup, logical security, data backup and cyber security training.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors - Risks Relating to K Wave’s Business - K Wave’s management has identified material weaknesses in K Wave’s internal control over financial reporting and K Wave may not be able to remediate these weaknesses. Additionally, K Wave’s management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of K Wave’s securities, and increase K Wave’s cost of raising capital.”

Management’s Annual Report on Internal Control over Financial Reporting

Not applicable.

Attestation Report of the Registered Public Accounting Firm

As an emerging growth company, we are not required at this time to comply with the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of our internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

As permitted for newly public companies during the transition period, we are not required to provide disclosure regarding changes in internal control over financial reporting for the period covered by this report.

ITEM 16. RESERVED

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Chong, a member of our audit committee and independent directors (under the standards under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert. See “Item 6. “Directors, Senior Management and Employees” for Mr. Chong’s experience and qualifications.

ITEM 16.B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://www.kwavemedia.gcs-web.com.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Samil PricewaterhouseCoopers was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025 and 2024. Audit services provided by Samil PricewaterhouseCoopers for the fiscal year ended December 31, 2025 and 2024 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor and its member firms, for the years indicated.

	For the year ended December 31,
	2025	2024
	(US$ in thousands)
Audit fees(1)	700,000	900,000
Audit-related fees(2)	250,000	753,000
Tax fees(3)	93,283	72,797
All other fees(4)	310,035	1,963,692
Total	$1,353,318	$3,689,489

(1)	“Audit fees” consists of the aggregate fees billed or to be billed for the audit of K Wave’s annual consolidated financial statements, reviews of its quarterly financial statements, audits of statutory financial statements of certain subsidiaries and review of registration statements filed with the SEC.
(2)	“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of K Wave’s financial statements and are not reported under Audit fees.
(3)	“Tax fees” are the aggregate fees billed for tax advisory and compliance services.
(4)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

Pursuant to the audit committee charter, the audit committee pre‑approves all audit services and all permitted non‑audit and tax services to be performed by the Company’s independent registered public accounting firm, in compliance with applicable SEC rules. The audit committee establishes and maintains written pre‑approval policies and procedures and reviews such policies at least quarterly. In addition, the audit committee approves the independent auditor’s annual engagement, including scope, terms and all audit engagement fees, and oversees the auditor’s work. The audit committee may delegate its pre‑approval authority to one or more subcommittees; any decision by a subcommittee to grant pre‑approval will be presented to the full audit committee at its next scheduled meeting. The independent auditor reports directly to the audit committee, and the Company provides appropriate funding, as determined by the audit committee, for payment of compensation to the independent auditor and for the ordinary administrative expenses of the audit committee. De minimus services are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the exemptions under the Nasdaq listing rules that provide that a foreign private issuer that chooses to follow the practice such company’s home country is exempt from the requirement under Nasdaq Rule 5605(c)(2)(A) to have an audit committee of at least three members.

Our audit committee comprises of Jaekeun (Jason) Kim and Yang Kan Chong, both of whom are independent directors under the standards under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. Therefore, our audit committee consists solely of independent directors in accordance with the audit committee requirements under Nasdaq Rule 5605(c)(2) and Rule 10A-3 of the Exchange Act. We continue to rely on the exemption under Nasdaq Rule 5615 that permits a foreign private issuer following its home country practice to be exempt from the requirement under Nasdaq Rule 5605(c)(2)(A) to have an audit committee of at least three members.

We do not believe that our reliance on the exemptions permitted by Nasdaq Rule 5615(a)(3) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Nasdaq Rule 5605(c)(3) and Rule 10A-3 under the Exchange Act.]

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company entered into Share Purchase Agreements, dated between December 19, 2025 and December 23, 2025, with certain of its key shareholders, including co-founders of the Company (collectively, the “December 2025 Purchase Agreements”), pursuant to which K Enter agreed to purchase from the key shareholders an aggregate of 4,767,494 Ordinary Shares for an aggregate purchase price of $2,002,347.48 (or, $0.42 per Ordinary Share). Pursuant to the December 2025 Purchase Agreements, (i) the Ordinary Shares were purchased by K Enter on the dates of the December 2025 Purchase Agreements, (ii) 10% of the purchase price (or, $200,234.75) was paid by K Enter to the key shareholders upon execution of the December 2025 Purchase Agreements, and (iii) the remaining 90% of the purchase price (or, $1,802,112.73) will be paid by K Enter to the key shareholders on June 30, 2026.

Period	(a) Total Number of Ordinary Shares purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - 31, 2025	-	-	-	-
February 1 - 28, 2025	-	-	-	-
March 1 - 31, 2025	-	-	-	-
April 1 - 30, 2025	-	-	-	-
May 1 - 31, 2025	-	-	-	-
June 1- 30, 2025	-	-	-	-
July 1 - 31, 2025	-	-	-	-
August 1 - 31, 2025	-	-	-	-
September 1 - 30, 2025	-	-	-	-
October 1 - 31, 2025	-	-	-	-
November 1 - 30, 2025	-	-	-	-
December 1 - 31, 2025	4,767,494	$0.42	4,767,494	$2,002,347.48

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We rely on the home country practice exemption available to foreign private issuers for the requirement under Nasdaq Rule 5605(c)(2)(A), Nasdaq Rule 5605(b)(1), and Nasdaq Rule 5605(e). We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 6.C. Board Practices” and “Item 3.D. Risk Factors-Risks Related to Our Class A Ordinary Share- Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

As of December 31, 2025, the Company has not yet formally adopted a standalone written insider trading policy governing the purchase, sale, and other dispositions of the Company’s securities by directors, officers, and employees. The Company is currently in the process of evaluating and drafting a comprehensive policy that aligns with its operational structure and Nasdaq listing requirements.

Notwithstanding the absence of a formal written policy, our directors and executive officers are aware of their obligations under U.S. federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit the trading of securities while in possession of material non-public information. We intend to adopt and file a formal insider trading policy as an exhibit to our future periodic reports once it has been reviewed and approved by our board of directors.

ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy, governance and reporting of cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity management framework to address both internal and external threats. This framework encompasses daily monitoring, incident response and regular review, and spans multiple security domains, including networks, hosts, and application layers. In day-to-day monitoring, we deploy a variety of technical solutions to collect real-time threat information in order to prevent and detect risks and vulnerabilities in cybersecurity. We currently utilize third-party operated tools to detect and control cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition

Governance

The Company Board plays an active role in monitoring cybersecurity risks, including in connection with data protection, and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. In addition to regular reports from each of the Company Board’s committees, the Company Board receives regular reports from our management on material cybersecurity risks and the degree of our exposure to those risks, from cyber-attacks to infrastructure vulnerabilities, including the risk of data breach. While the Company Board oversees our cybersecurity risk management, our management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of K Wave Media Ltd and its subsidiaries are included at the end of this annual report on Form 20-F.

Exhibit Number	Description
1.1**	Form of Amended and Restated Memorandum and Articles of Association of K Wave Media Ltd. (incorporated by reference to Annex B to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

2.1**	Specimen Common Share Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.7 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

2.2**	Specimen Warrant Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.8 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

2.3**	Form of Warrant Agreement between Global Star Acquisition, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).

2.4**	Specimen Warrant Certificate of K Wave Media Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4/A (File No. 333-278221) filed with the SEC on December 23, 2024).

2.5*	Description of securities registered under Section 12 of the Securities Exchange Act.

4.1**	Merger Agreement, dated as of June 15, 2023, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Annex A to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.2**	First Amendment to the Merger Agreement, dated as of March 11, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Annex A to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.3**	Second Amendment to the Merger Agreement, dated as of June 28, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Annex A to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.4**	Third Amendment to the Merger Agreement, dated as of July 25, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Annex A to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.5**	Fourth Amendment to the Merger Agreement, dated as of December 11, 2024, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (incorporated by reference to Annex A to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.6**	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex D to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.7**	Form of Lock-Up Agreement by and among K Wave Media Ltd., Global Star Acquisition, Inc., K Enter Holdings Inc. and certain other persons (incorporated by reference to Exhibit 10.1 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2023).

4.8**	Form of Amended and Restated Registration Rights Agreement by and among K Wave Media Ltd., Global Star Acquisition, Inc., certain former stockholders of Global Star Acquisition, Inc., certain former stockholders of K Enter Holdings Inc. and certain other persons (incorporated by reference to Exhibit 10.2 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2023).

4.9**	Form of PubCo’s 2024 Equity Incentive Plan (incorporated by reference to Annex C to Global Star Prospectus/Proxy Statement filed with the SEC on January 8, 2025).

4.10**	Share Purchase Agreement, dated April 9, 2023, by and between K Enter Holdings Inc. and certain shareholders of Apeitda Co., Ltd. and Amendment thereto dated September 14, 2023 (incorporated by reference to Exhibit 10.12 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.11**	Share Purchase Agreement, dated April 10, 2023, by and between K Enter Holdings Inc. and certain shareholders of Bidangil Pictures Co., Ltd. and Amendment thereto dated September 14, 2023 (incorporated by reference to Exhibit 10.13 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.12**	Share Purchase Agreement, dated April 10, 2023, by and between K Enter Holdings Inc. and certain shareholders of The LAMP Co., Ltd. and Amendment thereto dated September 14, 2023. (incorporated by reference to Exhibit 10.14 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.13**	Share Purchase Agreement, dated April 9, 2023, by and between K Enter Holdings Inc. and certain shareholders of Studio Anseilen Co., Ltd. and Amendment thereto dated September 14, 2023 (incorporated by reference to Exhibit 10.15 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.14**	Share Purchase Agreement and Shareholder Agreement, both dated April 12, 2023, by and between K Enter Holdings Inc. and certain shareholders of First Virtual Lab Inc. (incorporated by reference to Exhibit 10.16 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.15**	Share Purchase Agreement, dated March 31, 2023, by and between K Enter Holdings Inc. and certain shareholders of Play Company Co., Ltd. and Amendment thereto dated September 30, 2023 (incorporated by reference to Exhibit 10.17 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.16**	Equity Purchase Agreement, dated March 31, 2023, by and between K Enter Holdings Inc. and certain shareholders of Solaire Partners LLC. and Amendments thereto dated September 14, 2023 and January 18, 2024, respectively (incorporated by reference to Exhibit 10.18 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.17**	Share Purchase Agreement, dated January 31, 2024, by and between Solaire Partners Limited Liability Company and K Enter Holdings Inc. (incorporated by reference to Exhibit 10.19 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.18**	Share Purchase Agreement, dated January 31, 2024, by and between King Bear Film LLC and K Enter Holdings Inc. (incorporated by reference to Exhibit 10.20 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.19**	April 27, 2023 Lease between Zoa Zoa, Inc., as landlord and K Enter Holdings Inc., as tenant (incorporated by reference to Exhibit 10.21 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.20**	June 1, 2023 Lease between Solaire Partners, LLC, as landlord and K Enter Holdings Inc., as tenant (incorporated by reference to Exhibit 10.22 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.21**	Development Agreement, dated May 25, 2023, between K Enter Holdings Inc. and Studio Anseilen Co., Ltd. (incorporated by reference to Exhibit 10.23 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.22**	$1,000,000 Convertible Bond, issued by Prototype Group, Inc., dated August 10, 2023 (incorporated by reference to Exhibit 10.24 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.23**	Loan Agreement, dated September 6, 2023, between K Enter Holdings Inc., as lender and Studio V Plus Co., Ltd., as borrower (incorporated by reference to Exhibit 10.25 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.24**	Series A Convertible Preferred Stock Purchase Agreement, dated as of May 4, 2023, by and between K Enter Holdings Inc. and K Enter Holdings Korea Investment Partnership (incorporated by reference to Exhibit 10.26 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.25**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 13, 2023, by and between K Enter Holdings Inc. and Tan Chin Hwee (incorporated by reference to Exhibit 10.27 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.26**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 13, 2023, by and between K Enter Holdings Inc. and Young Han Yoon (incorporated by reference to Exhibit 10.28 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.27**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 13, 2023, by and between K Enter Holdings Inc. and Hyeonho Yoon (incorporated by reference to Exhibit 10.29 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.28**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Assai OY (incorporated by reference to Exhibit 10.30 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.29**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Graham NG Yong Qian (incorporated by reference to Exhibit 10.31 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.30**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Integrity Capital International (incorporated by reference to Exhibit 10.32 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.31**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Rossipohja Sijoitus OY (incorporated by reference to Exhibit 10.33 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.32**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 20, 2023, by and between K Enter Holdings Inc. and Gan Cher Siong (incorporated by reference to Exhibit 10.34 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.33**	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 30, 2023, by and between K Enter Holdings Inc. and Xeno Investment Asia (incorporated by reference to Exhibit 10.35 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.34**	Series A Convertible Preferred Stock Purchase Agreement, dated as of August 22, 2023, by and between K Enter Holdings Inc. and JVC INC. (incorporated by reference to Exhibit 10.36 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.35**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of August 25, 2023, by and between K Enter Holdings Inc. and Studio Santa Claus Entertainment (incorporated by reference to Exhibit 10.37 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.36**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of August 31, 2023, by and between K Enter Holdings Inc. and Dong Hwan Kim (incorporated by reference to Exhibit 10.38 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.37**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 5, 2023, by and between K Enter Holdings Inc. and Dan Ah Kim (incorporated by reference to Exhibit 10.39 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.38**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 5, 2023, by and between K Enter Holdings Inc. and Ji Gun Kim (incorporated by reference to Exhibit 10.40 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.39**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 5, 2023, by and between K Enter Holdings Inc. and Woon Jun Sung (incorporated by reference to Exhibit 10.41 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.40**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 7, 2023, by and between K Enter Holdings Inc. and Younglan Choi (incorporated by reference to Exhibit 10.42 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.41**	Termination and Amendment to the Share Purchase Agreement and the Shareholders Agreement by and amongst Sungkwon Kim, King Bear Film LLC, and K Enter Holdings Inc., dated January 31, 2024 (incorporated by reference to Exhibit 10.43 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.42**	Termination Agreement and Re-purchase Option Agreement by and amongst Sungkwon Kim, King Bear Film LLC, and K Enter Holdings Inc., dated March 5, 2024 (incorporated by reference to Exhibit 10.44 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.43**	Convertible Senior Unsecured Note, dated June 4, 2024 issued by K Enter Holdings, Inc. to Innocus Global Group Pte Ltd., as Purchaser (incorporated by reference to Exhibit 10.45 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.44**	Convertible Senior Unsecured Note, dated June 5, 2024 issued by K Enter Holdings, Inc. to Global Star Capital VCC – Alpha Opportunities Fund, as Purchaser (incorporated by reference to Exhibit 10.46 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.45††**	Form of Employment Agreement by and between K Wave Media Ltd. and Tan Chin Hwee (incorporated by reference to Exhibit 10.47 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.46††**	Form of Employment Agreement by and between K Wave Media Ltd. and Jun Jong (incorporated by reference to Exhibit 10.48 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.47††**	Form of Employment Agreement by and between K Wave Media Ltd. and Jihun Byun (incorporated by reference to Exhibit 10.49 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.48**	Loan Agreement, dated April 22, 2024 between K Enter Holdings, Inc. and Young Jae Lee (incorporated by reference to Exhibit 10.50 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.49**	Loan Agreement, dated April 23, 2024 between K Enter Holdings, Inc. and Young Jae Lee (incorporated by reference to Exhibit 10.51 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.50**	Loan Agreement, dated May 3, 2024 between K Enter Holdings, Inc. and Young Jae Lee (incorporated by reference to Exhibit 10.52 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.51**	Loan Agreement, dated April 26, 2024 between K Enter Holdings, Inc. and Bidangil Pictures Co., Ltd (incorporated by reference to Exhibit 10.53 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.52**	Extension and Amendment Agreement to the Convertible Bond, dated August 9, 2024 (incorporated by reference to Exhibit 10.54 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.53**	Loan Agreement, dated August 19, 2024 between Global Star Acquisition I LLC and K Enter Holdings Inc. (incorporated by reference to Exhibit 10.55 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.54†**	Agreement between Play Company Co., Ltd. and Hybe Co., Ltd, dated January 26, 2024 (incorporated by reference to Exhibit 10.56 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.55†**	Agreement between Play Company Co., Ltd. and SM Entertainment Co., Ltd, dated December 12, 2023 (incorporated by reference to Exhibit 10.57 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.56**	Share Subscription Agreement, dated September 24, 2024 between K Enter Holdings, Inc. and GF Korea Inc. (incorporated by reference to Exhibit 10.58 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.57**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of October 10, 2023, by and between K Enter Holdings Inc. and Mavs Inc. (incorporated by reference to Exhibit 10.59 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.58**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 21, 2024, by and between K Enter Holdings Inc. and Shawn Loh (incorporated by reference to Exhibit 10.60 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.59**	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 25, 2024, by and between K Enter Holdings Inc. and Innocus Global Group PTE. Ltd. (incorporated by reference to Exhibit 10.61 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.60**	Release Agreement No. 1, dated as of September 30, 2024, by and between K Enter Holdings Inc. and KPMG Samjong Accounting Corp. (incorporated by reference to Exhibit 10.62 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.61**	Release Agreement No. 2, dated as of September 30, 2024, by and between K Enter Holdings Inc. and KPMG Samjong Accounting Corp. (incorporated by reference to Exhibit 10.63 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.62**	Release Agreement, dated as of September 30, 2024, by and between K Enter Holdings Inc. and Lee & Ko. (incorporated by reference to Exhibit 10.64 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.63**	Release Agreement, dated as of September 30, 2024, by and between K Enter Holdings Inc. and BAE, Kim & Lee LLC. (incorporated by reference to Exhibit 10.65 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.64**	Loan Extension Agreement, dated October 23, 2024 between K Enter Holdings, Inc. and Young Jae Lee (incorporated by reference to Exhibit 10.66 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.65**	Loan Extension Agreement, dated October 25, 2024 between K Enter Holdings, Inc. and Bindangil Pictures Co., Ltd. (incorporated by reference to Exhibit 10.67 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.66**	Loan Extension Agreement, dated November 4, 2024 between K Enter Holdings, Inc. and Young Jae Lee (incorporated by reference to Exhibit 10.68 of K Wave Media Ltd.’s Registration Statement on Form F-4/A, dated December 23, 2024).

4.67**	PIPE Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on February 7, 2025).

4.68**	PIPE Notes (incorporated by reference to Exhibit 10.2 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on February 7, 2025).

4.69**	PIPE Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on February 7, 2025).

4.70**	Securities Purchase Agreement, dated July 3, 2025, among K Wave Media Ltd., Anson Investments Master Fund, LP and Anson East Master Fund LP and Anson Investments Master Fund L.P. (incorporated by reference to Exhibit 99.2 of K Wave Media Ltd.’s Report on Form 6-K, dated July 30, 2025).

4.71**	Standby Equity Purchase Agreement, dated June 3, 2025, by and between K Wave Media Ltd. and Bitcoin Strategic Reserve, LLC (incorporated by reference to Exhibit 99.2 of K Wave Media Ltd.’s Report on Form 6-K, dated June 4, 2025).

4.72**	Securities Purchase Agreement, by and between K Wave Media Ltd. and Galaxy Digital LP, dated September 26, 2025 (incorporated by reference to Exhibit 99.2 of K Wave Media Ltd’s Report on Form 6-K, dated September 30, 2025).

4.73**	Share Purchase Agreement, dated August 27, 2025 incorporated by reference to Exhibit 99.2 of K Wave Media Ltd.’s Report on Form 6-K, dated September 2, 2025).

4.74*	Form of Employment Agreement, by and between K Wave Media Ltd and Ted Kim.

8.1*	List of Subsidiaries of K Wave Media Ltd.

11.1*	Code of Business Conduct and Ethics of K Wave Media Ltd.

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*	Executive Compensation Recovery Policy of K Wave Media Ltd.

101	Inline Interactive Data Files

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Previously filed.
†	The Registrant has redacted provisions or terms of this Exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the Exhibits have been omitted, these Exhibits include a prominent statement on the first page of each redacted Exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. The Registrant agrees to furnish an unredacted copy of the Exhibit to the SEC upon its request.
††	Indicates a management contract or compensatory plan.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

K WAVE MEDIA LTD.

May 15, 2026	By:	/s/ Ted Kim
		Name:	Ted Kim
		Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
K Wave Media Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of K Wave Media Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

May 15, 2026

We have served as the Company’s auditor since 2024.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

	Note		December 31, 2025	December 31, 2024
			(In thousands of Korean won)
Assets
Cash and cash equivalents	17, 24	₩	8,364,432	4,150,572
Short-term financial instruments	24		21,560	423,524
Accounts receivable — trade, net	16, 24		4,380,886	9,210,441
- Related parties	37		2,051,987	1,983,270
- Non-related parties			2,328,899	7,227,171
Short-term loans, net	24		3,427,400	787,400
- Related parties	37		2,067,369	662,400
- Non-related parties			1,360,031	125,000
Accounts receivable — other, net	16, 24		536,134	130,482
- Related parties	37		165,439	125,687
- Non-related parties			370,695	4,795
Value added tax receivables			162,558	-
Other current assets	14		5,844,544	664,632
Other current financial assets	24		735,110	40,000
Contract assets	7		1,065,645	-
- Related parties	37		517,518	-
- Non-related parties			548,127	-
Current tax assets			45,228	347,480
Inventories, net	15		1,612,302	818,324
Total current assets			26,195,799	16,572,855
Long-term financial instruments	24		310,908	322,538
Long-term loans, net	24		191,023	-
- Related parties	37		136,054	-
- Non-related parties			54,969	-
Long-term investment securities	24, 31		3,983,858	730,391
- Related parties	37		300,000	-
- Non-related parties			3,683,858	730,391
Investments in associates	19		587,278	-
Property and equipment including right-of-use assets	20		7,055,228	12,049,988
Intangible assets other than goodwill	21		17,178,097	4,533,587
Goodwill	21		60,617,031	3,267,730
Investment properties	18		2,023,317	400,999
Other non-current financial assets	24		2,180,055	1,803,220
Other non-current non-financial assets	14		4,393,482	1,907,965
Deferred tax assets			1,016,960	1,011,013
Total non-current assets			99,537,236	26,027,431
Total assets			125,733,036	42,600,286

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

	Note		December 31, 2025	December 31, 2024
			(In thousands of Korean won)
Liabilities
Trade and other payables	24, 29, 31	₩	58,040,411	14,039,752
- Related parties	37		40,549,480	1,357,101
- Non-related parties			17,490,931	12,682,651
Other current financial liabilities	24, 31		250,000	130,000
Current derivative liabilities	24, 25, 32		330,417	-
Warrants	24, 25		528,772	-
Other current non-financial liabilities			1,936,895	1,443,694
- Related parties	37		285,490	-
- Non-related parties			1,651,405	1,443,694
Contract liabilities	7		1,252,195	-
- Related parties	37		75,506	-
- Non-related parties			1,176,689	-
Short-term borrowings	24, 28		11,171,899	3,764,000
- Related parties	37		1,566,863	864,000
- Non-related parties			9,605,036	2,900,000
Current portion of long-term borrowings, net	24, 28		2,200,000	2,108,956
- Related parties	37		2,200,000	2,090,236
- Non-related parties			-	18,720
Convertible Notes	24, 32		28,634,020	-
- Related parties	37		2,956,091	-
- Non-related parties			25,677,929	-
Current lease liabilities	28, 34		1,702,300	1,786,577
Other current provisions	30		769,693
Current tax liabilities	13		1,634,666	108,961
Total current liabilities			108,451,267	23,381,940
Trade and other non-current payables	29		27,297,393	21,694
- Related parties	37		27,294,377	-
- Non-related parties			3,016	21,694
Long-term borrowings, excluding current portion, net	24, 28		2,611,563	-
- Related parties	37		2,611,563	-
Other non-current financial liabilities	24		220,000	150,000
Other non-current non-financial liabilities			2,565	-
Non-current Contract liabilities	7		650,000	-
Defined benefit liabilities	12		1,257,693	559,270
Other non-current provisions	30		455,822	609,951
Non-current lease liabilities	28, 31, 34		6,268,969	9,302,661
Deferred tax liabilities	13		125,759	399,158
Total non-current liabilities			38,889,764	11,042,733
Total liabilities		₩	147,341,032	34,424,673

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

	Note		December 31, 2025	December 31, 2024
			(In thousands of Korean won)
Equity
Share capital	26	₩	9,077	1,226
Share premium	26		205,980,674	498,774
Accumulated other comprehensive loss			(4,447,032)	181,516
Other reserves	26		(53,073,717)	(27,874,562)
Retained earnings(Accumulated Deficit)	10		(169,783,492)	35,959,433
Equity attributable to owners of the Parent Company			(21,314,489)	8,766,387
Non-controlling interest			(293,506)	(590,774)
Total equity			(21,607,996)	8,175,613
Total liabilities and equity		₩	125,733,036	42,600,286

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

For the Years Ended December 31, 2025, 2024 and 2023

	Note		2025	2024	2023
			(In thousands of Korean won except per share data)
Revenues
Content Merchandising Revenue	6, 7	₩	44,415,967	28,379,904	49,771,824
- Related parties	37		9,396,922	8,785,673	11,184,157
- Non-related parties			35,019,045	19,594,231	38,587,667
F&B Revenue	6, 7		12,228,818	14,630,426	17,709,332
- Related parties	37		54,369	70,477	15,303
- Non-related parties			12,174,449	14,559,949	17,694,029
Content production revenue	6, 7		20,690,997	-	-
- Related parties	37		(14,598)	-	-
- Non-related parties			20,705,595	-	-
Content investment revenue	6, 7		745,138	-	-
- Related parties	37		736,761	-	-
- Non-related parties			8,377	-	-
Total revenues			78,080,920	43,010,330	67,481,156
Cost of revenues	8		(71,203,348)	(41,911,949)	(60,837,065)
Gross profit			6,877,572	1,098,381	6,644,091
Selling, general and administrative expenses	8		(69,208,430)	(3,984,317)	(4,598,226)
Other income	8		1,299,367	1,022,129	1,487,080
Other expenses	8		(133,696,369)	(1,643,085)	(35,547)
Operating profit(loss)			(194,727,860)	(3,506,892)	3,497,398
Finance income	9		24,647,541	576,570	1,743,941
- Related parties	37		589,224	125,779	831,200
- Non-related parties			24,058,317	450,791	912,741
Finance costs	9		(37,594,482)	(1,381,523)	(1,688,210)
- Related parties	37		(2,740,497)	(242,559)	(176,597)
- Non-related parties			(34,853,985)	(1,138,964)	(1,511,612)
Profit(Loss) before income tax			(207,674,801)	(4,311,845)	3,553,129
Income tax benefit(expense)	13		(435,086)	753,650	(760,779)
Profit(Loss) for the period		₩	(208,109,887)	(3,558,195)	2,792,350
Other comprehensive loss
Items that will not be reclassified to income or loss:
Foreign Currency Translation adjustments			(4,890,859)	-	-
Remeasurement of defined benefit liabilities			311,214	44,085	109,558
Total comprehensive loss for the period		₩	(212,689,532)	(3,514,110)	2,901,908
Loss attributable to:
Owners of the Parent Company			(205,742,925)	(2,541,375)	3,137,186
Non‑controlling interest			(2,366,962)	(1,016,820)	(344,836)
Total comprehensive loss attributable to:
Owners of the Parent Company			(210,371,472)	(2,511,780)	3,210,734
Non-controlling interest			(2,318,059)	(1,002,330)	(308,826)
Earnings per share (in Korean won)
Basic earnings per share	10	₩	(3,341)	(290)	357
Diluted earnings per share	10		(3,341)	(290)	357

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2025, 2024 and 2023

			Attributable to owners of the Parent Company
	Note		Share capital	Capital Surplus	Accumulated other comprehensive income	Other Component of Equity	Retained Earnings	Total	Non- controlling interest	Total equity
			(in thousands of Korean Won)
Balance at January 1, 2023		₩	1,226	498,774	78,374	(27,874,562)	35,363,622	8,067,434	720,382	8,787,816
Total comprehensive loss for the period			-	-	-	-	-	-	-	-
Profit for the period			-	-	-	-	3,137,186	3,137,186	(344,836)	2,792,350
Remeasurement of defined benefit liabilities			-	-	73,548	-	-	73,548	36,011	109,559
Balance at December 31, 2023			1,226	498,774	151,922	(27,874,562)	38,500,808	11,278,168	411,556	11,689,724
Balance at January 1, 2024			1,226	498,774	151,922	(27,874,562)	38,500,808	11,278,168	411,556	11,689,724
Total comprehensive loss for the period
Loss for the period			-	-	-	-	(2,541,375)	(2,541,375)	(1,016,820)	(3,558,195)
Remeasurement of defined benefit liabilities			-	-	29,594	-	-	29,594	14,490	44,084
Balance at December 31, 2024			1,226	498,774	181,516	(27,874,562)	35,959,433	8,766,387	(590,774)	8,175,613
Balance at January 1, 2025			1,226	498,774	181,516	(27,874,562)	35,959,433	8,766,387	(590,774)	8,175,613
Transaction with owners, recognized directly in equity
Business combination - K enter	22		7,115	192,340,130	-	(36,629,422)	-	155,717,823	2,615,327	158,333,150
Acquisition Merger	23		588	12,514,831	-	(588,099)	-	11,927,320	-	11,927,320
Issuance of new shares, not yet issued			-	-	-	1,282,685	-	1,282,685	-	1,282,685
Conversion of convertible bonds, shares not yet issued	32		-	-	-	9,943,731	-	9,943,731	-	9,943,731
Conversion of convertible bonds			148	626,939	-	-	-	627,087	-	627,087
Low-interest loan from a related party			-	-	-	791,950	-	791,950	-	791,950
Total comprehensive loss for the year
Loss for the period			-	-	-	-	(205,742,925)	(205,742,925)	(2,366,962)	(208,109,887)
Remeasurement of defined benefit liabilities			-	-	262,311		-	262,311	48,903	311,214
Foreign Currency Translation adjustments			-	-	(4,890,859)	-	-	(4,890,859)	-	(4,890,859)
Balance at December 31, 2025		₩	9,077	205,980,674	(4,447,032)	(53,073,717)	(169,783,492)	(21,314,490)	(293,506)	(21,607,996)

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025, 2024 and 2023

	Note		2025	2024	2023
			(In thousands of Korean won)
Cash flows from operating activities
Net income(loss) for the period		₩	(208,109,887)	(3,558,195)	2,792,350
Adjustments to reconcile net income to net cash provided by (used in) operating activities	23		199,104,676	2,368,242	(6,881,338)
Interest received			61,374	38,436	70,995
Interest paid			(1,094,541)	(999,198)	(1,184,042)
Income tax refund (paid)			262,561	(707,915)	(3,176,978)
Dividend received			2,613	1,463	1,463
Net cash outflow from operating activities			(9,773,204)	(2,857,167)	(8,377,550)
Cash flows from investing activities
Proceeds from short-term loans			439,284	1,779,500	320,000
- Related parties	37		240,000	1,279,500	310,000
- Non-related parties			199,284	500,000	10,000
Proceeds from disposal of property and equipment			25,255	53,277	4,293
Disposal of Short-term investment securities			1,065,688	-	-
Disposal of Long-term investment securities			526,710	-	-
- Related parties			500,000	-	-
- Non-related parties			26,710	-	-
Disposal of Short-term financial instruments			37,926	-	-
Disposal of other financial assets			1,157,094	334,987	4,135,728
Payments for short-term loans			(2,986,461)	(2,079,000)	(3,840,576)
- Related parties	37		(1,626,460)	(1,834,000)	(3,690,576)
- Non-related parties			(1,360,001)	(245,000)	(150,000)
Purchase of property and equipment			(114,734)	(273,220)	(949,583)
Acquisition of Long-term investment securities			(2,391,167)	-	-
Acquisition of Short-term financial instruments			(26,032)	-	-
Acquisition of other financial assets			(742,380)	(178,068)	(610,093)
Proceeds from Lease Incentives			-	1,486	150,150
Purchase of intangible assets			(13,823,661)	-	-
Payments for long-term loans			(21,000)	-	(1,000,000)
- Related parties	37		-	-	(1,000,000)
Acquisitions, net of cash acquired	22		3,508,608	-	-
Increase of cash from merger	23		146	-	-
Prepayment for acquisition of HANSOL INTICUBE Co., Ltd.	35		(3,000,367)	-	-
Net cash outflow from investing activities			(16,345,091)	(361,038)	(1,790,081)
Cash flows from financing activities
Proceeds from issuance of convertible notes, net of issuance costs			25,572,797	-	-
Proceeds from long-term borrowings			3,390,000	-	-
- Related parties			3,390,000	-	-
Proceeds from short-term borrowings			6,352,333	870,000	130,000
- Related parties	37		1,009,387	470,000	130,000
- Non-related parties			5,342,946	400,000	-
Repayment of current portion of long-term borrowings			(18,720)	(24,960)	(24,960)
Repayment of short-term borrowings			(3,410,294)	(394,000)	-
- Related parties	37		(976,480)	(394,000)	-
- Non-related parties			(2,433,814)	-	-
Issuance of new shares, net of investment withholdings			1,408,406	-	-
Acquisition of Treasury shares			(725,630)	(75,000)	(10,677,100)
Repayment of lease liabilities			(2,055,725)	(1,663,415)	(1,617,756)
Proceeds from Capital Reorganisation	23		62,655	-	-
Prepayment of Deposit for treasury stock repurchase			(284,776)	-	-
Net cash inflow(outflow) from financing activities			30,291,046	(1,287,375)	(12,189,816)
Effect of exchange rate changes on cash and cash equivalents			41,109	70,518	361,525
Net increase (decrease) in cash and cash equivalents			4,213,860	(4,505,580)	(22,357,447)
Cash and cash equivalents at beginning of the year			4,150,572	8,585,634	30,581,556
Cash and cash equivalents at end of the year		₩	8,364,432	4,150,572	8,585,634

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

K WAVE MEDIA LTD. (hereinafter referred to as “KWM”), together with its consolidated subsidiaries (hereinafter referred to as “the Company”), is engaged in the “IP content business,” which focuses on the creation, investment, management, licensing, and monetization of intellectual property (IP) content such as TV programs, movies, dramas, and music. At the core of the Company’s IP content business is the production of original content or the acquisition of rights to existing valuable intellectual property content, including films and TV shows, from creators, artists, or other sources. In the case of the merchandising company, the business includes the sale of merchandise related to IP content based on popular musicians, TV programs, and movies. The Company regards intellectual property rights, including copyrights, registered and pending trademarks, service marks, domain names, trade secrets, and proprietary technologies, as critical to its success. The Company protects its proprietary rights through trademark laws, trade secret protection, confidentiality measures, and license agreements with employees and other relevant parties. In addition to our core IP content business, the Company is strengthening its ’Digital Treasury Strategy’ as a second corporate strategy: acquiring and holding bitcoin. We have adopted bitcoin as our primary treasury reserve asset, which we plan to utilize as a trust asset to enhance settlement stability within our platform and secure global liquidity. We believe bitcoin is a dependable store of value, supported by a robust and public open-source architecture, that is untethered to sovereign monetary policy. We believe that undertaking these two, interdependent corporate strategies—growing our IP content business and pursuing our Digital Treasury Strategy—serves as a key differentiator for our business. Our IP content business provides stable cash flows that allow us to acquire and hold bitcoin for the long-term, and we believe our bitcoin strategy raises our profile in the global market, which may, in turn, benefit our IP content business.

On May 13, 2025 (the “Closing Date”), KWM consummated the business combination pursuant to the merger agreement, dated as of June 15, 2023, as modified by the joinder agreement, dated July 13, 2023, the First Amendment, dated March 11, 2024, the Second Amendment, dated June 28, 2024, the Third Amendment to Merger Agreement, dated July 25, 2024 and the Fourth Amendment to Merger Agreement, dated December 11, 2024 (the “Merger Agreement”), by and among the Company, Global Star Acquisition Inc., a Delaware corporation (“Global Star”), K Enter Holdings Inc., a Delaware corporation (“K Enter”) and GLST Merger Sub, Inc., a Delaware corporation (“Merger Sub”),

The following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

-	On May 13, 2025, Global Star was reincorporated to Cayman Islands by merging with and into KWM, with KWM remaining as the surviving publicly traded entity (the “Reincorporation Merger”). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of common stock of Global Star, other than Global Star common stock owned by Global Star as treasury shares or any Global Star common stock owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one ordinary share of KWM (the “KWM Ordinary Share”), (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one KWM Ordinary Share at a price of $11.50 per whole share (the “KWM Warrant”), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one KWM Ordinary Share at the closing of a business combination (the “KWM Right”), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one KWM Ordinary Share, one KWM Warrant, and one KWM Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically canceled and retired and ceased to exist.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	On May 13, 2025, Merger Sub merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of KWM (the “Acquisition Merger”). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of KWM Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Anseilen”), and collectively, the “Six Korean Entities”) was a closing condition to the Business Combination. On January 3, 2025, K Enter closed the equity purchase for Play Company first and the acquisitions of each of the Six Korean Entities other than Play Company closing subsequently.

Details of the consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

		Percentage of ownership(%)
Subsidiary	Location	December 31, 2025	December 31, 2024	Fiscal year end	Main business
Play Company(1)	Seoul	100.0%	-	December	Sale and distribution of content consumer products and providing production services
Play F&B Co., Ltd.(1)	Seoul	67.1%	67.1%	December	Food and beverage
Playverse Co., Ltd(1)(2)	Seoul	100.0%	-	December	Special Purpose Company
LAMP(1)	Seoul	51.3%	-	December	Film and drama content production
Bidangil(1)	Seoul	53.7%	-	December	Film and drama content production
Trigger Limited Company Specializing in The Cultural Industry(1)	Seoul	53.7%	-	December	Planning, development and production of the film Trigger
Apeitda(1)	Seoul	51.0%	-	December	Film and drama content production
Anseilen(1)	Seoul	51.0%	-	December	Film and drama content production
Solaire(1)	Seoul	95.0%	-	December	Investment in film and drama content
K Enter	Delaware	100.0%	-	December	Film and drama content production

(1)	Indirect Subsidiaries
(2)	Playverse Co., Ltd. Is a special purpose company for the purpose of consummating an acquisition of HANSOL INTICUBE Co., Ltd. (Note 23, 35, 38).

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed financial information of subsidiary

Condensed financial information of the subsidiaries as of and for the year ended December 31, 2025 is as follows:

		December 31, 2025
Subsidiary		Total assets	Total liabilities	Revenues	Profit(Loss) for the period
		(In thousands of Korean Won)
Play Company	₩	32,940,685	13,709,519	44,415,967	3,560,865
Play F&B Co., Ltd.		10,008,789	17,998,489	12,323,986	(2,243,682)
Playverse Co., Ltd		3,016,188	10,016	-	(2,337)
LAMP		3,240,702	3,985,189	5,971,517	(1,079,108)
Bidangil		2,484,303	288,831	586,554	(700,970)
Trigger Limited Company Specializing in The Cultural Industry(1)		-	-	-	-
Apeitda		1,331,607	810,810	26,033	(317,513)
Anseilen		2,583,789	3,932,637	13,916,681	(776,392)
Solaire		3,895,984	5,722,734	745,138	(3,012,058)
K Enter		100,486,632	86,210,004	190,212	(38,009,784)

(1)	Bidangil established a special purpose company to plan, develop and manage the production of the new project ‘Trigger’ as of April 5, 2023. The initial capital amounted to Korean won 10,000 thousand, but no capital has been contributed as of December 31, 2025.

Condensed financial information of the subsidiaries as of December 31, 2024 and for the year ended December 31, 2024 are as follows:

		December 31, 2024
Subsidiary		Total assets	Total liabilities	Revenues	Loss for the year
		(In thousands of Korean Won)
Play F&B Co., Ltd	₩	13,174,076	18,990,058	14,630,426	(3,101,420)

2. Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the Board of directors on May 14, 2026.

Details of the Company’s accounting policies, including changes thereto, are included in Note 5.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items	Measurement bases
Defined benefit liabilities	Present value
Financial instruments measured at fair value through profit or loss (“FVTPL”)	Fair value

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going concern

The Company has incurred significant losses and negative cash flows from operations, net loss was Korean Won 208,109,887 thousand for the year ended December 31, 2025. During 2025, the Company had negative cash flows from operations of Korean Won 9,773,204 thousand. As of December 31, 2025, the Company’s accumulated deficit was Korean Won 169,783,492 thousand and total current liabilities exceed total current asset by Korean Won 82,255,468 thousand. The Company has funded its operations to date through equity and debt financing and has cash equivalents of Korean Won 8,364,432 thousand as of December 31, 2025. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to increase revenues by attracting and expanding its customer base and completing additional financing. The Company expects to fund operations using cash on hand and raising additional proceeds. There are no assurances, however, that the Company will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations. These conditions and events indicate that a material uncertainty exists that may raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

3. Functional and presentation currency

The financial statements of each entity within the consolidated entity are prepared using the functional currency of the primary economic environment in which each entity operates. The consolidated financial statements of the Company are prepared and presented in Korean Won, taking into consideration the functional currencies and presentation currency of the principal operating activities of each operating segment. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

4. Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A.	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

Note 34(A): lease term: whether the Company is reasonably certain to exercise extension options.

B.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

●	Note 7: Revenue Recognition – Content Production: Revenue from content production recognized over time

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company primarily recognizes content production revenue over time, as the performance obligation is satisfied over the production period, when the customer simultaneously receives and consumes the benefits of the Company’s performance or controls the content as it is being produced.

Total revenue is affected by the stage of completion measured based on cumulative contract costs incurred. Total contract costs are estimated based on future projections, including material costs, labor costs, and the project duration. The Company periodically reviews whether there are significant changes in the estimated total contract costs and reflects such changes in determining the stage of completion as of the end of the reporting period.

●	Note 12(C): Defined benefit obligation: The defined benefit obligation is measured using actuarial valuations (projected unit credit method) and is sensitive to key assumptions such as the discount rate, salary growth, and demographic assumptions. Changes in these assumptions could result in a material adjustment to the carrying amount of the defined benefit obligation within the next financial year.

●	Note 13: Recognition of deferred tax assets: The recognition of deferred tax assets requires significant judgment in assessing whether sufficient future taxable profits will be available to utilize deductible temporary differences and tax losses/credits. Changes in assumptions underlying taxable profit forecasts, utilization periods, tax planning, or tax laws could result in a material adjustment within the next financial year.

●	Note 15: Allowance for inventories valuation: The allowance for inventories valuation involves significant judgment regarding aging and recoverability, including the Company’s policy to fully provide for inventories aged more than one year from project initiation and to provide for certain inventories aged less than one year when the estimated recovery period exceeds one year. Changes in assumptions about recoverability (including expected selling prices, costs to complete/sell, and obsolescence) may result in a material adjustment within the next financial year.

●	Note 21(C): goodwill impairment: The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). The value in use is estimated by applying a weighted average cost of capital that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

●	Note 30: Provisions

Site restoration: The site restoration provision is based on management’s estimate of expected restoration costs and timing (and discounting where applicable). Changes in cost assumptions, scope, timing, or discount rate could result in a material adjustment within the next financial year.

Litigation provision: The litigation provision reflects management’s best estimate of expected outcomes based on the status of proceedings and legal advice. Actual settlements or judgments may differ in amount and timing, which could result in a material adjustment within the next financial year.

Loss provision: The loss provision is measured using management’s estimate of unavoidable costs to meet obligations, net of expected recoveries. Changes in expected costs, recoveries, or timing could result in a material adjustment within the next financial year.

●	Note 31(B): financial instruments.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets. When measuring the fair value of a financial instruments, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques and are sensitive to key assumptions such as the discount rate, risk-free interest rate and historical volatility. Changes in these assumptions could result in a material adjustment to the carrying amount of the financial instruments within the next financial year.

5. Material Accounting Policies

The material accounting policies followed by the Company in preparation of its consolidated financial statements are as follows:

A.	New and amended standards or interpretations adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability

The amendments that require exchangeability of two currencies should be assessed in order to clarify reporting of foreign currency transactions in the absence of normal-functioning foreign exchange market. The amendments also require applicable spot exchange rate should be determined when the assessment indicates two currencies lack exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted. The amendments do not have a significant impact on the financial statements.

B.	New and amended standards or interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company.

IFRS 9 Financial Instruments - IFRS 7 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG linked features via additional guidance on the assessment of contingent features. Clarifications have been made to non-recourse loans and contractually linked instruments. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified at fair value through OCI. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted, with an option to early adopt the amendments for contingent features only. The Company does not expect that these amendments have a significant impact on the financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11

The amendments are annual improvements to the following standards:

-	IFRS 1 First-time adoption of International Financial Reporting Standards;

-	IFRS 7 Financial instruments: Disclosures;

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	IFRS 9 Financial instruments;

-	IFRS 10 Consolidated financial statements; and

-	IAS 7 Statement of cash flows

The new standard should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company is in review for the impact of this new standard on the financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

Items in the statement of profit or loss will need to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 requires the Company to present specified totals and subtotals: ‘Operating profit or loss’, ‘Profit or loss’ and ‘Profit or loss before financing and income taxes’. Information related to management-defined performance measures should be disclosed. IFRS 18 also provides enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics. The new standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Company is in review for the impact of this new standard on the financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

IFRS 19 allows eligible subsidiaries to apply IFRS Accounting Standards with the reduced disclosure requirements of IFRS 19. A subsidiary may choose to apply the new standard in its consolidated, separate or individual financial statements provided that, at the reporting date, it does not have public accountability, and its parent produces consolidated financial statements under IFRS Accounting Standards. A subsidiary applying IFRS 19 is required to disclose in its explicit and unreserved statements of compliance with IFRS Accounting Standards that IFRS 19 has been adopted. The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

Basis of consolidation

i.	Business combinations

The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent event changes in the fair value of the contingent consideration are recognized in profit or loss.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If share-based payment awards are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre- combination service.

ii.	Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iii.	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iv.	Interests in equity- accounted investees

The Company’s interests in equity- accounted investees comprise interests in associates. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Generally, if the Company holds 20% or more of the voting power of the investee, it is presumed that the Company has significant influence.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity- accounted investees, until the date on which significant influence ceases. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Company and associates are eliminated to the extent of the Company’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If the Company’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Company’s net investment in the associates), the Company discontinues recognizing its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the investee.

The Company determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

v.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity- accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency

i.	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Company companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs. Translation differences on Non-monetary assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

●	an investment in equity securities designated as at FVOCI (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to profit or loss);

●	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

●	qualifying cash flow hedges to the extent that the hedges are effective.

Revenue from contracts with customers

The Company determines revenue recognition by:

●	identifying the contract, or contracts, with a customer;

●	identifying the performance obligations in each contract;

●	determining the transaction price;

●	allocating the transaction price to the performance obligations in each contract; and

●	recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services.

The Company generates revenue primarily through the following business operations:

i.	Content Merchandising revenue

Content Merchandising revenues consist of sales of the physical and digital content consumer products and merchandises. The Company recognizes revenues from the sale of consumer products and merchandises after both (1) control of the products has been transferred to customers and (2) the underlying performance obligations have been satisfied.

Content revenues are recognized after deducting the estimated allowance for returns, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns are estimated at contract inception and updated at the end of each reporting period as additional information becomes available.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Food and beverages revenue

Food and beverages revenues consist primarily of sales of consumer products, including food and beverages, as well as franchise royalties and fees derived from franchise agreements. The Company recognizes revenues from the sale of consumer products when both (1) control of the products has been transferred to customers and (2) the underlying performance obligations have been satisfied.

Under franchise agreements, the Company’s performance obligation is to provide a license to use Our Bakery’s trademarks and other intellectual property. Franchise royalties and fees are typically charged as a percentage of food and beverage revenues and are treated as variable consideration. Such franchise-related revenues are recognized as the underlying food and beverage revenues occur.

Food and beverages revenues are recognized net of estimated allowances for returns, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

iii.	Content production revenue

The Company operates the content production business that consists of planning, producing, and selling the theatrical films and television programs. The Company identifies the license which is provided along with media product as combined output and recognizes revenue over time by measuring its progress based on cost incurred towards complete satisfaction of the performance obligation of media production in accordance with Paragraph 35 (3) of IFRS 15 Revenue from contracts with customers. The percentage-of-completion for each contract is calculated by dividing the cumulative cost incurred in relation to service performed by the Company by estimated total contract costs. The Company is also eligible to receive its share of profits from film distributors once the film generates profits beyond the break-even point, which is considered as variable consideration and recognized as the revenue on the settlement date.

The Company recognizes unbilled receivables from media production service as contract assets and recognizes receipts in advance for prepaid media production services as contract liabilities. The Company capitalizes the cost associated with the production, including development costs, direct costs, and production overhead per title as prepayments and prepaid expenses. The Company amortizes the capitalized asset in ‘Cost of revenues’ on the combined statements of comprehensive income based on the percentage-of-completion for each contract.

In addition to content production revenue, according to the terms of the contract with the customer, the Company provides additional cable TV rights for the produced film with no other goods or services to be transferred to the customer under the contract apart from the obligation to provide licenses. The license agreement pertains to the right to use the entity’s intellectual property as that intellectual property exists at the point in time. This means that at the time of transferring the license, the customer can instruct the use of the license and obtain most of the remaining benefits arising from the license. For the rights, revenue is recognized at the point when the rights become available for use after the execution of the rights usage agreement.

In certain licensing agreements, the Company is entitled to receive consideration in the form of sales-based royalties, which are calculated as a percentage of the customer’s sales of licensed media content. In accordance with Paragraph B63 of IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue from such arrangements only when the subsequent sales occur.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iv.	Content investment revenue

The Company manages and operates the investment funds on behalf of investors and receives commissions from its customers. The content investment revenues are received in exchange for investment management services that include a series of fund administration services, fund compliance, fund transfer agent services and fund distribution services. Control of investment management services is transferred to the customer over time as these customers receive and consume the benefits provided by these services. Investment management revenues are calculated as a contractual percentage of financial assets the Company manages for clients on either a discretionary or non-discretionary basis. Content investment revenue is recognized for each distinct performance obligation identified in customer contracts when the performance obligation has been satisfied by transferring services to a customer over time.

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The chief operating decision-maker has been identified as the chief executive officer. The Company’s operating segments have been determined to be each business unit, for which the Company generates separately identifiable financial information that is regularly reported to the chief executive officer for the purpose of resource allocation and assessment of segment performance. The Company has four reportable segments as described in Note 6. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Employee benefits

i.	Short- term employee benefits

Short-term employee benefits are employee benefits due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii.	Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share-based payment arrangements, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the share-based payment arrangements with cash alternatives granted to employees, which is sum of the fair values of the equity component and liabilities component, is recognized as an expense, with a corresponding increase in equity and liabilities, over the vesting period of the awards. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

iii.	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

iv.	Defined benefit plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then- net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Finance income and finance costs

The Company’s finance income and finance costs include:

●	interest income;

●	interest expense;

●	dividend income;

●	the net gain or loss on financial assets at FVTPL;

●	the foreign currency gain or loss on financial assets and financial liabilities;

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Income tax expense

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

i.	Current income tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

-	Has a legally enforceable right to set off the recognized amounts; and

-	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

ii.	Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiary, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiary in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.

Deferred tax assets and liabilities are offset only if certain criteria are met.

-	Has a legally enforceable right to set off the recognized amounts; and

-	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held at banks, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out allocation method, and includes expenditures incurred in acquiring the inventories, production or conversion cost and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

The Company makes adjustments to reduce the cost of inventory to its net realizable value, for estimated excess, obsolescence or impaired balances.

Investment property

Property held by a lessee as a right-of-use asset to earn rentals or for capital appreciation or both is classified as investment property. Investment properties held by a lessee as a right-of-use assets are initially measured at its cost in accordance with IFRS 16. The Company remeasures the investment property held by a lessee as a right-of-use asset if necessary, in accordance with IFRS 16.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment

i.	Recognition and measurement

Items of property and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Any gain or loss on disposal of an item of property and equipment is recognized in profit or loss.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company. The carrying amount of the replaced parts are derecognized and the repairs and maintenance expenses are recognized in profit or loss in the period they are incurred.

iii.	Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Land is not depreciated.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Machinery	5 ~ 8 years
Vehicles	5 years
Office equipment	5 ~ 8 years
Furniture and fixtures	5 ~ 8 years
Right-of-use assets	2 ~ 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Intangible assets and goodwill

i.	Recognition and measurement

Goodwill: Goodwill arising on the acquisition of subsidiary is measured at cost less accumulated impairment losses.

Crypto assets: Crypto assets acquired by the Company are classified as intangible asset and are measured at cost less accumulated impairment losses. Cost is determined by using the weighted average method and includes the purchase price and costs directly attributable to the acquisition. Impairment losses and gains or losses on disposal of crypto assets are recognized as other income (expenses).

Other intangible assets: Other intangible assets, including trademarks that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii.	Amortization

Amortization is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Software	5 years
Brand	20 years
Contents IP	7 ~ 8 years
Goodwill	Indefinite
Crypto assets	Indefinite

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Financial instruments

i.	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

(a)	Financial assets

On initial recognition, a financial asset is classified as measured at:

●	amortized cost;

●	FVOCI - debt investment;

●	FVOCI - equity investment;

●	or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

(b)	Financial assets - Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Company’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated - e. g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

(c)	Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the sole payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

(d)	Financial assets - Subsequent measurement and gains and losses

Financial assets - Subsequent measurement and gains and losses Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(e)	Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	Derecognition

(a)	Financial assets

The Company derecognizes a financial asset when:

●	the contractual rights to the cash flows from the financial asset expiration; or

●	it transfers the rights to receive the contractual cash flows in a transaction in which either:

-	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

-	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

(b)	Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

Impairment

i.	Non- derivative financial assets

Financial instruments and contract assets

The Company recognizes loss allowances for ECLs on:

●	financial assets measured at amortized cost;

●	debt investments measured at FVOCI; and

●	contract assets.

The Company also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●	debt securities that are determined to have low credit risk at the reporting date; and

●	other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, which includes forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 12 months past due.

The Company considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held).

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

(a)	Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

(b)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the debtor;

●	a breach of contract such as a default or being more than 90 days past due;

●	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

●	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

(c)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii.	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than biological assets, investment property, inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. The Company recognizes the impairment loss if there is any indication of impairment of individual CGU. And then, the Company performed impairment test of goodwill for groups of CGUs.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Building restoration: In accordance with the Company’s policies and applicable legal requirements, a provision for restoration related to leased buildings, along with the corresponding expense, is recognized at the commencement of the lease term.

Loss provisions: A provision for losses is recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.

Litigation provisions: A provision for litigation is recognized for ongoing legal proceedings when an unfavorable outcome is considered probable and the related amount can be reasonably estimated as of the reporting date.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i.	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

At the date of transition to IFRSs, The Company applies the following approach to all of its leases.

The Company measures lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRSs.

The Company measures right-of-use asset at its carrying amount as if IFRS 16 had been applied since the commencement date of the lease, but discounted using the lessee’s incremental borrowing rate at the date of transition to IFRSs.

The Company uses hindsight in applying IFRS 16 such as the determination of lease term for contracts that contain options to extend or terminate a lease.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (leases for which the underlying asset is valued at USD $5,000 or less) and short-term leases (leases that have a lease term of 12 months or less at the commencement date), including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies IFRS 15 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other income’.

Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i. e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

Earnings per Share

Basic earnings per share is calculated by dividing the net profit for the period available to the ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit for the year attributable to owners of the parent company from the consolidated statements of profit or loss by the weighted-average number of ordinary shares outstanding and potential dilutive shares. Potential dilutive shares are used in the calculation of dilutive earnings per share only when they have dilutive effects.

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for customers on accounts receivable. The Company maintains reserves for potential credit losses, which are periodically reviewed.

Convertible notes

Convertible notes are accounted for in accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation.

At initial recognition, the liability component is measured at fair value by discounting future cash flows at the market interest rate. The proceeds from the issuance were allocated between the host debt instrument and the embedded conversion option. The host contract was classified as a financial liability measured at amortized cost, while the embedded conversion option was separately recognized as a derivative liability in accordance with applicable accounting standards. The liability component is subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss over the term of the notes. Upon conversion, the liability component is reclassified to equity.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Listing expense

Management has computed the listing expense in accordance with IFRS 2. Accounting of reverse merger is a complex accounting topic, wherein, management had to determine the listing expense to be recognized in the income statement based on the fair value of the shared issued net off the net assets acquired and fair value of the warrants issued. Please refer to note 23 for key estimates and judgements used for determination of listing expense.

Warrants

KWM has issued both public warrants and private warrants convertible into ordinary shares. Management reviewed the classification of the warrants in accordance with IAS 32. According to IAS 32, a contract that will be settled by exchanging a fixed amount of cash for a fixed number of own shares is classified as an equity instrument. However, the warrants contain several features that do not meet the ‘fixed-for-fixed’ criteria. Therefore, management concluded that classifying the warrants as financial liabilities is appropriate under IFRS.

A.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items	Measurement bases
Defined benefit liabilities	Present value
Financial instruments measured at fair value through profit or loss (“FVTPL”)	Fair value

6. Operating segments

A.	Basis for segmentation

The Company’s operating segments have been identified to be each business unit, by which the Company provides different services and merchandise.

The Company assesses the performance of each operating segment based on operating profit, and there is no difference with the amounts reported on the consolidated statement of profit or loss, except for intergroup transactions.

The following summary describes the operations of each reportable segment.

Operating segments	Operations
Content Merchandising	Sale and distribution of content consumer products and providing production services
Food and beverages	Sale of food and beverages products and licensing of the intellectual property
Content production	Planning, producing, and selling the media content such as theatrical films and television programs
Content investment	Providing investment management services to investment funds

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment operating profit is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The segment information for the years ended December 31, 2025, 2024 and 2023 is as follows:

		Year ended December 31, 2025
		Content merchandising	F&B	Content production	Content investment	Total
		(In thousands of Korean won)
Segment revenue	₩	44,415,967	12,323,986	20,690,997	745,138	78,176,088
Elimination of intersegment revenue		-	(95,168)	-	-	(95,168)
Consolidated net revenue		44,415,967	12,228,818	20,690,997	745,138	78,080,920
Depreciation		467,669	1,638,642	417,102	126,524	2,649,937
Amortization		52,104	269,400	278,570	-	600,074
Employee benefit expenses		4,220,468	4,915,334	4,370,899	923,271	14,429,972
Segment operating profit(loss) (*)		3,996,955	(1,964,917)	(143,774,320)	(856,648)	(142,598,930)
Other adjustment (**)		-	-	-	-	(52,128,930)
Company operating profit		-	-	-	-	(194,727,860)

(*)	During the year ended December 31, 2025, segment operating loss of Korean Won 143,774,320 was incurred mainly due to the impairment loss on goodwill allocated to Content production CGUs(Note 21).
(**)	The adjustment relates to the listing expenses accounted in accordance to IFRS 2 due to the merger between K Enter Holdings Inc. and K Wave Media Ltd., and measurement of liabilities related to shareholders’ agreement.

		Year ended December 31, 2024
		Content merchandising	F&B	Total
		(In thousands of Korean won)
Segment revenue	₩	28,379,904	14,630,426	43,010,330
Elimination of intersegment revenue		-	-	-
Consolidated net revenue		28,379,904	14,630,426	43,010,330
Depreciation/Amortization		501,513	2,672,170	3,173,683
Segment operating profit		(969,001)	(2,537,890)	(3,506,891)

		Year ended December 31, 2023
		Content merchandising	F&B	Total
		(In thousands of Korean won)
Segment revenue	₩	49,771,824	17,709,332	67,481,156
Elimination of intersegment revenue		-	-	-
Consolidated net revenue		49,771,824	17,709,332	67,481,156
Depreciation/Amortization		750,031	2,534,001	3,284,032
Segment operating profit(loss)		3,802,307	(304,909)	3,497,398

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Geographic information

Content merchandising segment, Food and beverages segment, Content production segment, Content Investment segment are managed on a worldwide basis, but operate manufacturing facilities and sales offices primarily in Seoul, South Korea. The geographic information analyses the Company’s revenue by the customer’s country of domicile. In presenting the geographic information, segment revenue and non-current assets have been based on the geographic location of customers.

Summary of the Company’s operation by region based on the location of customers for the years ended December 31, 2025, 2024 and 2023 is as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Korea	₩	53,639,087	39,343,631	54,892,741
USA		13,777,853	13	335,239
Germany		2,480,957	-	-
UK		2,162,847	-	-
France		1,613,298	-	-
Japan		957,327	3,516,708	11,948,054
Other		3,449,551	149,978	305,122
Total	₩	78,080,920	43,010,330	67,481,156

Summary of the Company’s non-current assets based on the location as of December 31, 2025 and December 31, 2024 is as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Korea	₩	50,095,186	23,963,489
USA		41,759,247	-

D.	Major customer

Revenues from major customers that amount to 10% or more of the Company’s revenue for the years ended December 31, 2025, 2024 and 2023 are as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Customer A (Content merchandising segment)
Revenue	₩	9,396,922	8,785,673	11,184,157
%		12.04%	20.43%	16.57%
Customer B (Content production segment)
Revenue		13,774,629	-	-
%		17.64%	-	-
Customer C (Content merchandising segment)
Revenue		-	-	11,463,821
%		-	-	16.99%
Customer D (Content merchandising segment)
Revenue		-	-	17,859,876
%		-	-	26.47%

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Revenue

A.	Revenue streams

The Company generates revenue primarily through the sale of the Company’s entertainment content and production services, Media production, Investment funds for Korean film and food and beverage products. Other sources of revenue include the franchise royalty fees from licensing of the Company’s intellectual property in food and beverage business.

Revenue from contracts with customers for the years ended December 31, 2025, 2024 and 2023 are as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Revenue from contracts with customers	₩	78,064,500	43,010,330	67,481,156
Investment revenue		16,420	-	-
Total	₩	78,080,920	43,010,330	67,481,156

B.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (see Note 6).

Revenue from contracts with customers based on the service contract type, the timing of satisfaction of performance obligations for the years ended December 31, 2025, 2024 and 2023 are as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Major products/service lines
Content goods and merchandises
Video Project & Merchandise Items	₩	39,479,217	23,536,076	47,511,123
Others		4,936,750	4,843,828	2,260,701
Subtotal	₩	44,415,967	28,379,904	49,771,824
F&B
Food and beverages	₩	11,600,569	13,697,884	17,067,663
Franchise royalties and fees		628,249	932,542	641,669
Subtotal	₩	12,228,818	14,630,426	17,709,332
Major products/service lines
Media production		20,690,997	-	-
Investment funds for Korean film
Investment management revenue		728,717	-	-
Investment revenue		16,421	-	-
Subtotal		745,138	-	-
Total	₩	78,080,920	43,010,330	67,481,156
Timing of revenue recognition
At a point in time	₩	56,190,379	42,453,366	66,925,610
Over time		21,890,541	556,964	555,546
Total	₩	78,080,920	43,010,330	67,481,156

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Contract balance

The balance of contract assets and liabilities from contracts with customers as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Current
Contract assets (Unbilled revenue)	₩	1,065,645	-
Contract liabilities (Deferred revenue)		1,252,195	-
Non-current
Contract liabilities (Deferred revenue)		650,000	-

The Company recognizes unbilled receivables from media production service as contract assets. The Company capitalizes the cost associated with the production, including development costs, direct costs, and production overhead per title as prepayments and prepaid expenses. The Company amortizes the capitalized asset in ‘Cost of revenues’ on the combined statements of comprehensive income based on the percentage-of-completion for each contract.

The contract liabilities primarily relate to the advance consideration received from customers for media production service, for which revenue is recognized over time. This will be recognized as revenue when the Company satisfies the performance obligations.

8. Income and Expenses

A.	Other income

Details of other income for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Gain from merger (Note 23)	₩	8,509	-	-
Reversal of other bad debt expenses		156,333	-	-
Gains on disposal of Property and Equipment		2,113	6,100	928
Gains on disposal of right-of-use assets		461,212	131,193	1,042,833
Rental income		472,235	808,123	283,983
Miscellaneous income		198,965	76,713	159,336
Total	₩	1,299,367	1,022,129	1,487,080

B.	Other expenses

Details of other expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Other bad debt expenses	₩	595,861	347,419	-
Losses on disposal of Property and Equipment		781,522	329,882	31,975
Impairment loss on Property and Equipment		152,816	964,626	2,246
Impairment loss on Intangible Assets		2,897,920	-	-
Donations		1,000	-	-
Impairment losses on goodwill		129,071,743	-	-
Miscellaneous expenses		195,506	1,158	1,326
Total	₩	133,696,368	1,643,085	35,547

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Expenses by nature

Details of classification of expenses by nature for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Changes in inventories	₩	(793,978)	(393,764)	2,931,297
Raw materials and consumables		4,504,813	5,029,668	4,989,957
Employee benefits		14,443,222	9,549,202	11,777,876
Depreciation		2,649,937	2,817,673	2,921,232
Amortization		600,074	356,010	362,800
Commission paid		26,210,530	13,430,421	21,501,616
Outsourcing fee		35,008,651	11,421,682	16,071,848
Copyright fee		722,685	714,124	1,348,620
Rent		2,581,796	484,204	856,282
Supplies		420,237	234,611	307,350
Water and fuel expenses		436,850	487,384	633,874
Transportation		1,445,150	347,864	369,182
Bad debt expenses		404	297,162	171,560
Building Maintenance		149,424	110,866	96,425
Losses from investments in the associate		10,413	-	-
Share-based compensation expense		25,636,854	-	-
Listing expenses (Note 23)		25,075,227	-	-
Other expenses		1,309,491	1,009,159	1,095,372
Total		140,411,780	45,896,266	65,435,291

Total expenses consist of cost of sales and selling, general and administrative expenses.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Finance income and costs

Details of finance income and costs for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Finance income
Interest income	₩	407,595	287,285	406,933
Dividend income		2,613	1,463	1,462
Realized gains on foreign currency transaction		460,665	43,037	199,697
Unrealized gains on foreign currency transaction		120,693	88,458	376,295
Gains on valuation of short-term financial instruments		-	33	55
Gains on valuation of short-term investment securities		208,737	-	-
Gains on valuation of long-term financial instruments		9,192	6,368	7,241
Reversal of loss on valuation of long-term investments		6,536	-	-
Gains on valuation of long-term investment securities		78,955	149,926	116,900
Gains on valuation of warrants		16,622,386	-	-
Gains on valuation of derivative instruments		860,353	-	-
Project Settlement Gain		904	-	-
Gains on debt forgiveness		309,850	-	-
Gains on disposal of short-term loans		-	-	12,819
Gains on disposal of long-term loans		-	-	622,539
Gains on valuation of FVPL liabilities		5,559,062	-	-
Total	₩	24,647,541	576,570	1,743,941
Finance costs
Interest expenses	₩	3,904,290	1,257,378	1,385,142
Realized losses on foreign currency transaction		22,716	57,308	255,886
Unrealized losses on foreign currency transaction		874,297	6,447	26,064
Losses on valuation of short-term investment securities		2,388,883	-	-
Losses on valuation of derivative instruments		1,710,264	-	-
Losses on disposal of short-term investment securities		5,917	-	-
Losses on disposal of long-term investment securities		2,132,188	-	-
Losses on valuation of long-term financial instruments		889	115	8,717
Losses on valuation of long-term investment securities		9,136	60,275	12,395
Losses on valuation of short-term financial instruments		-	-	6
Losses on disposal of short-term borrowings		317,625	-	-
Losses on initial recognition of FVPL liabilities		26,228,277	-	-
Total	₩	37,594,482	1,381,523	1,688,210

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Loss per share

A.	Basic loss per share

The calculation of basic Earning per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

i.	Profit attributable to ordinary shareholders (basic)

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean Won)
Loss for the period, attributable to the owners of Parent Company	₩	(205,742,925)	(2,541,375)	3,137,186
Dividends on non-redeemable preference shares		-	-	-

Loss attributable to ordinary shareholders	₩	(205,742,925)	(2,541,375)	3,137,186

ii.	Weighted-average number of ordinary shares (basic)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	(In number of shares)
Number of ordinary shares issued at January 1	10,397,836	10,397,836	10,397,836
Business Combination	48,602,164	-	-
Acquisition Merger	2,668,375	-	-
Effect of treasury shares held	(101,699)	(1,620,191)	(1,620,191)
Conversion of Convertible Notes	8,409	-	-
Weighted-average number of ordinary shares for the year ended December 31	61,575,085	8,777,645	8,777,645

B.	Anti-diluted earnings per share

Diluted earnings per share is not different from basic earnings per share as there is no dilution effects of potential ordinary shares for the years ended December 31, 2025, 2024 and 2023.

C.	Loss per share

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In Korean Won)
Basic earnings per share	₩	(3,341)	(290)	357

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Anti-dilutive shares

Anti-dilutive shares could potentially dilute basic earnings per share in future periods and therefore, were not included in diluted earnings per share. The number of anti-dilutive shares as of December 31, 2025, 2024 and 2023 are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	(In number of shares)
Warrant	14,210,405	-	-
Convertible notes	18,663,437	-	-

11. Share-based payment arrangements

A.	Description of share-based payment arrangements

As of December 31, 2025, the Company had the following share-based payment arrangements.

i.	Share option plan (cash-settled)

On June 30, 2021, Play F&B Co., Ltd, a subsidiary of Play Company, granted 400 share options to its employees. These options entitle the holders to a cash payment upon meeting the vesting conditions. The amount of the cash payment is determined based on the difference between the Company’s share price at the time of exercise and the exercise price.

The key terms and conditions related to the grants under these plans are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
Options granted to employees
As of June 30, 2021	400	2 years’ service from grant date and the Play F&B Co., Ltd’s annual average Adjusted EBITDA (*1) equals or exceeds Korean Won 1,375,000 thousand at the date of exercise	7 years	Cash-settled	Play F&B Co., Ltd’s ordinary shares

(*1)	Adjusted EBITDA = Operating Income +Depreciation of PP&E +Amortization of Intangible Assets +Advertising & marketing expenses

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Equity Price Protection Right

On March 31, 2023, the Company entered into a Share Purchase Agreement with Hyeong Seok Cho (CEO of Play Company), which became effective on January 3, 2025. Under this agreement, Hyeong Seok Cho was granted a right to receive a cash payment based on the performance of KWM shares received as a compensation. The amount of the cash payment is determined based on the difference between the initial value and the actual selling price of the shares during the exercise period. In 2025, among 8,668,867 shares previously owned by Hyeong Seok Cho, 8,622,587 shares were disposed and related liabilities of Korean Won 25,738,891 thousand were calculated and classified as Trade and other non-current payables. The remaining 46,280 shares were measured at fair value using a binomial model (CRR), and related liabilities of Korean Won 145,431 thousand were calculated and classified as Trade and other non-current payables.

The key terms and conditions related to the grants under these plans are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
Options granted to employees
As of January 3, 2025	N/A	Buyer compensates Seller for any shortfall if shares sold below initial value; adjusted for gains realized/distribute up to Dec 31, 2026	3 months following 6 month lock-up expiration	Cash-settled	KWM shares listed on Nasdaq

B.	Measurement of fair values

i.	Cash-settled share-based payment arrangement

The fair value of the employee share options has been measured using a binomial model.

The inputs used in the measurement of the fair values at grant date and measurement date of the cash-settled share-based payment arrangement are as follows:

Share appreciation rights (cash-settled)		December 31, 2025	December 31, 2024
Fair value of option	₩	7,540	54,230
Share price		410,136	643,735
Exercise price	₩	1,100,000	1,100,000
Risk- free interest rate (based on government bonds)		2.98%	2.71%
Volatility (*)		35.50%	30.00%

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with prior one year.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Equity Price Protection Right

The fair value of the employee share options related to remaining 46,280 shares owned by Hyeong Seok Cho has been measured using a binomial model(CRR).

The inputs used in the measurement of the fair values at grant date and measurement date of the cash-settled share-based payment arrangement are as follows:

Share appreciation rights (cash-settled)		December 31, 2025	December 31, 2024
Fair value of option	USD	2.19	-
Share price	USD	0.41	-
Exercise price	USD	2.6	-
Risk- free interest rate (based on government bonds)		3.67%	-
Volatility (*)		53.5%	-

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in NASDAQ, particularly over the historical period commensurate with prior one year.

C.	Reconciliation of outstanding share options

The number and exercise prices of share options under the share option plan for the years ended December 31, 2025, 2024 and 2023 are as follows:

i.	Cash-settled share-based payment arrangement

	2025			2024			2023
	Number of options		Exercise price	Number of options		Exercise price	Number of options		Exercise price
	(In Korean Won and number of options)
Outstanding at January 1	400	₩	1,100,000	400	₩	1,100,000	400	₩	1,100,000
Outstanding at December 31	400		1,100,000	400		1,100,000	400		1,100,000
Exercisable at December 31	-	₩	-	-	₩	-	-	₩	-

Details of the liabilities arising from the share option plan (cash-settled) are as follows.

		As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
		(In thousands of Korean won)
Total carrying amount of liabilities for share-based payment	₩	25,887,338	21,692	201,819
Total intrinsic value of liabilities for vested benefits		-	-	58,933

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Employee benefits

Details of defined benefit liability recognized as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Net defined benefit liability	₩	1,257,693	559,270

The Company operates both the defined benefit plans and defined contribution plans as a retirement pension scheme. Defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

The expense recognized in relation to defined contribution plan for the year ended December 31, 2025, 2024 and 2023 is Korean Won 593,562 thousand, 295,080 thousand and 435,139 thousand, respectively.

A.	Movement in net defined benefit (asset) liability

Details of reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components as of December 31, 2025, 2024 and 2023 are as follows:

		Defined benefit obligation			Fair value of plan assets			Net defined benefit liabilities
		2025	2024	2023	2025	2024	2023	2025	2024	2023
	(In thousands of Korean won)
Balance at 1 January	₩	559,271	706,102	928,148	-	-	-	559,271	706,102	928,148
Included in profit or loss
Current service cost		457,795	375,158	514,505	-	-	-	457,795	375,158	514,505
Past service credit		292,523	19,015	31,375	-	-	-	292,523	19,015	31,375
Gains on Settlement		1,132	-	-	-	-	-	1,132	-	-
Interest expense		46,760	-	-	9,126	-	-	37,634	-	-
Subtotal		798,210	394,173	545,880	9,126	-	-	789,084	394,173	545,880
Included in OCI
Remeasurement loss(gain)
Demographic assumption		-	(4,954)	-	-	-	-	-	(4,954)	-
Financial assumption		(47,762)	41,683	49,584	-	-	-	(47,762)	41,683	49,584
Adjustment based on experience		(261,251)	(80,813)	(159,142)	-	-	-	(261,251)	(80,813)	(159,142)
Return on plan assets excluding interest income		-	-	-	1,407	-	-	(1,407)	-	-
Subtotal		(309,013)	(44,084)	(109,558)	1,407	-	-	(310,420)	(44,084)	(109,558)
Other
Changes in scope of consolidation		931,378	-	-	395,353	-	-	536,025	-	-
Benefits paid		(316,267)	(496,920)	(658,368)	-	-	-	(316,267)	(496,920)	(658,368)
Subtotal		615,111	(496,920)	(658,368)	395,353	-	-	219,758	(496,920)	(658,368)
Balance at 31 December	₩	1,663,579	559,271	706,102	405,886	-	-	1,257,693	559,271	706,102

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Plan assets

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Cash	₩	53	-
Time deposits		405,833	-
Total	₩	405,886	-

C.	Defined benefit obligation

i.	Actuarial assumptions

Details of actuarial assumptions used for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Discount rate	3.7% ~ 4.6%	4.2%	4.9%
Future salary growth	6.28% ~ 7.1%	7.1%	7.24%

Assumptions regarding future longevity and standard salary scale have been based on issued by Korea Insurance Development Institute.

As of December 31, 2025, the weighted average duration of the defined benefit obligation was 7.76 years.

ii.	Sensitivity analysis

The Group measures the risk of actuarial assumption changes as a 1% fluctuation in the discount rate and future salary growth rate of the amounts of defined benefit obligation, which reflects the management’s assessment of the risk of actuarial assumption fluctuation that can reasonably occur. The impact of a 1% fluctuation in discount rates and future salary growth rates on the Group’s defined benefit obligation as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
		Increased by 1%	Decreased by 1%	Increased by 1%	Decreased by 1%
		(In thousands of Korean won)
Discount rate	₩	(119,694)	138,208	(55,066)	66,463
Future salary growth		137,766	(121,689)	66,204	(55,864)

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Employee benefit expenses

i.	Details of employee benefit expenses recognized for the years ended December 31, 2025, 2024 and 2023 are as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Wages and salaries	₩	11,854,114	8,056,765	9,641,567
Expenses related to post-employment plans		1,382,647	689,253	981,019
Social security contributions		351,143	398,066	582,545
Fringe benefit		860,744	585,245	598,503
Cash settled Share-based payments		(18,676)	(180,127)	(25,758)
Total	₩	14,429,972	9,549,202	11,777,876

ii.	Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Cost of revenues	₩	7,341,369	7,280,355	9,290,041
Selling, general and administrative expenses		7,088,603	2,268,847	2,487,835
Total	₩	14,429,972	9,549,202	11,777,876

13. Income taxes

A.	Amounts recognized in profit or loss

		2025	2024	2023
		(In thousands of Korean won)
Current tax expense
Current year	₩	876,391	233,403	1,319,643
Adjustments recognized related to prior period incomes (*)		(79,248)	(263,935)	(518,699)
Total Current tax expense	₩	797,143	(30,532)	800,944
Deferred tax expense
Origination and reversal of temporary differences	₩	(362,851)	(723,118)	(40,165)
Deferred taxes charged directly to equity		794	-	-
Tax expense(benefit) on continuing operations		435,086	(753,650)	760,779

(*)	In the normal course of business, the Company and its respective subsidiaries are examined by taxation authority. Our management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its liabilities for income taxes.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We establish additional current tax liabilities for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxation authority. The impact of current tax liabilities for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations.

B.	Amounts recognized in OCI

		2025			2024			2023
		Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
		(In thousands of Korean won)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit liability	₩	309,013	(794)	308,219	44,085	-	44,085	109,558	-	109,558

C.	Reconciliation of effective tax rate

		2025	2024	2023
		(In thousands of Korean won)
Profit before income tax	₩	(207,674,801)	(4,311,845)	3,553,129
Tax at the statutory income tax rate		(10,535,806)	(844,871)	720,604
Adjustments:
Tax-exempt income		(1,857)	(408)	(92)
Expenses not deductible for tax purposes		6,826,010	31,689	37,369
Tax credits		(94,216)	(84,755)	(124,290)
Changes in unrecognized deferred tax		3,481,880	380,738	(149,470)
Adjustments recognized related to prior period incomes		(79,248)	(263,935)	121,794
Others (differences in tax rate, etc.)		838,323	27,892	154,864
Income tax expenses	₩	435,086	(753,650)	760,779
Effective income tax rate (*)		-	-	21.4%

(*)	The effective tax rate is not calculated as the Company incurred a loss before income taxes for the years ended December 31, 2025 and 2024.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Movement in deferred tax balances

i.	Movement in deferred tax balances as of December 31, 2025

		Beginning	Changes resulting from business combinations	Increase (decrease)	Exchange Rate Diff	Ending
Accrued income	₩	(15,876)	(603)	(30,570)	-	(47,049)
Short-term financial instruments		91,074	19,278	14,934	-	125,286
Inventories		569,966	(23,760)	37,008	-	583,214
Property & equipment including right-of-use assets		(2,052,129)	(44,226)	927,989	-	(1,168,366)
Intangible assets other than goodwill		6,998	(129,352)	607,864	5,427	490,937
Allowance for bad debts		395,217	-	(5,102)	-	390,115
Investments in associate and subsidiary (*)		1,205,749	23,950	(1,305,999)	-	(76,300)
Accrued expenses		(5,291)	175,901	(65,189)	-	105,422
Lease liabilities		2,246,860	26,629	(583,844)	-	1,689,645
Provisions		175,126	-	(43,162)	-	131,964
Investment property		(83,809)	-	(361,321)	-	(445,130)
Defined benefit liabilities		117,936	53,066	18,445	-	189,447
Brand		(399,157)	-	399,157	-	-
Contract assets		-	(60,788)	54,869	-	(5,919)
Prepaid expenses		-	(120,089)	(79,337)	-	(199,427)
Prepayments		-	(55,537)	27,876	-	(27,661)
Trade and other payables		-	-	186,815	3,514	190,330
Convertible Notes		-	-	569,322	10,710	580,031
Other		57,399	812,858	768,957	27,499	1,666,713
Total	₩	2,310,064	683,358	1,147,367	47,150	4,187,939
Loss carried forward	₩	1,039,258	4,155,051	2,546,380	134,615	7,875,304
Carryover tax credit		3,118,117	346,716	150,984	-	3,615,817
Unrecognized deferred tax liabilities (assets) (*)		(5,855,583)	(5,268,632)	(3,481,880)	(181,764)	(14,787,859)
Deferred tax assets (liabilities)	₩	611,857	(83,507)	362,851	-	891,201

(*)	As of December 31, 2025, the Company did not recognize deferred income tax assets for the temporary difference relating to investments in subsidiary as it is not probable such temporary differences can be utilized in the foreseeable future.

ii.	Movement in deferred tax balances as of December 31, 2024

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Tax effect
		Beginning	Increase (decrease)	Ending
		(In thousands of Korean won)
Accrued income	₩	(54,469)	38,593	(15,876)
Short-term financial instruments		74,007	17,067	91,074
Inventories		220,559	349,407	569,966
Property & equipment including right-of-use assets		(2,261,920)	209,791	(2,052,129)
Intangible assets other than goodwill		(10,712)	17,710	6,998
Allowance for bad debts		267,801	127,416	395,217
Investments in associate and subsidiary (*)		924,522	281,227	1,205,749
Accrued expenses		-	(5,291)	(5,291)
Lease liabilities		2,988,900	(742,040)	2,246,860
Provisions		192,644	(17,518)	175,126
Investment property		(681,506)	597,697	(83,809)
Defined benefit liabilities		143,140	(25,204)	117,936
Brand		(676,406)	277,249	(399,157)
Other		50,733	6,667	57,400
Total	₩	1,177,293	1,132,771	2,310,064
Loss carried forward	₩	509,696	529,562	1,039,258
Carryover tax credit		4,246,455	(1,128,338)	3,118,117
Unrecognized deferred tax liabilities (assets) (*)		(6,044,706)	189,123	(5,855,583)
Deferred tax assets (liabilities)	₩	(111,262)	723,118	611,856

(*)	As of December 31, 2024, the Company did not recognize deferred income tax asset for the temporary difference relating to investments in subsidiary as it is not probable such temporary differences can be utilized in the foreseeable future.

E.	Deferred assets (liabilities)

i.	Details of unrecognized as deferred income tax assets as of December 31, 2025 and 2024 are as follows:

		2025	2024
		(In thousands of Korean won)
Tax loss carryforwards	₩	7,875,304	1,039,258
Tax credit carryforwards		3,615,817	3,118,117
Unrecognized temporary difference		3,296,738	1,698,208

ii.	Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2025 are as follows:

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
		(In thousands of Korean won)
2026	₩	-	-
2027		-	-
2028		-	-
2029		-	188,128
2030		-	2,929,990
2031		-	-
After 2031		7,543,356	497,699
No expiry date		28,815,986	-
Total	₩	36,359,342	3,615,817

iii.	The timing of recovery of deferred tax assets and liabilities as of December 31, 2025 and 2024 is as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩	1,334,368	593,760
- Deferred tax assets to be recovered within 12 months		1,337,718	978,311
Sub-total		2,672,086	1,572,071
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(1,469,704)	(939,073)
- Deferred tax liabilities to be recovered within 12 months		(311,181)	(21,142)
Sub-total		(1,780,885)	(960,215)
Deferred tax assets (liabilities), net	₩	891,201	611,856

14. Other assets

Details of other assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Current
Prepayments	₩	3,375,986	3,078
Prepaid expenses (*1)		2,468,559	661,554
Subtotal		5,844,545	664,632
Non-Current
Prepayments (*2)		3,107,254	-
Non-current prepaid expenses (*1)		1,286,228	1,907,965
Subtotal		4,393,482	1,907,965
Total	₩	10,238,027	2,572,597

(*1)	On July 2023, the Company granted a retention bonus to 7 employees, as a compensation for being employed for the next 5 years. Non-current prepaid expenses are expensed in a straight-line basis, during the employment period defined in the contract. As of December 31, 2025, total prepaid expense of Korean Won 620,000 thousand and total non-current prepaid expense of Korean Won 930,000 thousand related to retention bonus are classified as prepaid expense, respectively.
(*2)	The Company recognized an impairment loss amounting to Korean Won 1,145,306 thousand in 2025.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Inventories

Details of inventories as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Merchandise	₩	3,507,426	2,717,915
Work in process		694,738	756,802
Allowance for Inventories valuation		(2,589,862)	(2,656,393)
Total		1,612,302	818,324

In 2025, inventories amounted to Korean Won 40,688,156 thousand (2024: Korean Won 32,616,031 thousand, 2023: Korean Won 38,465,045 thousand) were recognized as an expense during the year and included in ‘cost of sales’.

The Company recognizes the full provision for inventories with more than one year aging from the initiation of project according to the Company’s accounting policies. For inventories with less than one year aging from the initial production with an estimated recovery period exceeding one year, it is also recognized as a provision. Loss on valuation of inventories amounted to Korean Won 287,016 thousand (2024: Korean Won 1,919,734 thousand, 2023: Korean Won 140,077 thousand). During the year ended December 31, 2025, reversal of allowance for inventories valuation amounted to Korean Won 18,307 thousand (2024: Korean Won 341,694 thousand, 2023: Korean Won 538,072 thousand). In addition, other decreases in the allowance, including write-offs and disposals of inventories, amounted to Korean Won 335,240 thousand (2024: Korean Won nil , 2023: Korean Won nil ) for the year ended December 31, 2025.

16. Trade and other receivables

Details of trade and other receivables as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Trade receivable
Accounts receivable — Trade	₩	5,112,044	9,945,757
Allowance for doubtful accounts (Accounts receivable)		(731,158)	(735,316)
Accounts receivable — trade, net	₩	4,380,886	9,210,441

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Other receivables
Accrued income	₩	138,591	74,233
Allowance for doubtful accounts (Accrued income)		(39,151)	(44,104)
Non-trade receivables		936,694	600,352
Allowance for doubtful accounts (Non-trade receivables)		(500,000)	(500,000)
Accounts receivable — other, net	₩	536,134	130,482

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of the changes in the loss allowance of trade and other receivables for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean Won)
Allowance for doubtful accounts (Trade receivable)
Beginning of the year	₩	735,316	438,155	766,595
Bad debt expenses		-	297,162	-
Reversal of bad debt expenses		(4,159)	-	(328,440)
Ending of the year	₩	731,157	735,316	438,155

		2025	2024	2023
		(In thousands of Korean Won)
Allowance for doubtful accounts (Other receivables)
Beginning of the year	₩	544,104	526,685	26,685
Bad debt expenses - other		(4,953)	17,419	500,000
Ending of the year	₩	539,151	544,104	526,685

17. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Cash on hand	₩	15,121	2,355
Deposits in banks		8,349,311	4,148,217
Total	₩	8,364,432	4,150,572

The Company has restricted cash and cash equivalents of Korean Won 174,916 thousand as of December 31, 2025.

18. Investment properties

A.	Reconciliation of carrying amount

Details of Investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Book value	₩	3,961,680	667,739
Accumulated depreciation		(1,938,363)	(266,740)
Carrying amount	₩	2,023,317	400,999

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Investment properties for the years ended December 31, 2025, 2024 and 2023 are as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Balance as of January 1	₩	400,999	3,260,795	-
Transfer		1,903,601	(2,385,812)	3,483,371
Lease modification		16,640	(35,216)	-
Depreciation		(297,923)	(438,768)	(222,576)
Balance as of December 31	₩	2,023,317	400,999	3,260,795

B.	Amounts recognized in profit or loss

Rental income recognized by the Company for the year ended December 31, 2025 was Korean Won 472,235 thousand (2024: Korean Won 808,123 thousand, 2023: Korean Won 283,983 thousand). Depreciation expense, included in ’cost of revenues’, was as follows:

		Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
		(In thousands of Korean won)
Depreciation	₩	297,923	438,768	222,576

19. Equity accounted investees

A.	Acquisition cost of investments in associates

Details of acquisition cost of investments in associates as of December 31, 2025 are as follows:

	December 31, 2025
	Percentage of Ownership (*)		Acquisition Cost
	(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 1 (*)	1.04%	₩	128,601
Solaire Culture Plus Fund (*)	1.25%		270,139
Solaire Main Movie Fund (*)	1.00%		300,000
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 2 (*)	1.04%		154,000
Total		₩	852,740

(*)	Although the Company holds less than 20% of equity interests in investment fund, investments in such investees were classified as investments in associates as the Company can exercise significant influence over financial and operating policy decisions as a general partner.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Carrying amount of investments in associates

Details of carrying amount of investments in associates as of December 31, 2025 are as follows:

	December 31, 2025
	Percentage of Ownership (*)		Carrying amount
	(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 1 (*)	1.04%	₩	22,657
Solaire Culture Plus Fund (*)	1.25%		140,085
Solaire Main Movie Fund (*)	1.00%		285,948
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 2 (*)	1.04%		138,588
Total		₩	587,278

(*)	Although the Company holds less than 20% of equity interests in investment fund, investments in such investees were classified as investments in associates as the Company can exercise significant influence over financial and operating policy decisions as a general partner.

C.	Movement of investments in associates

Details of the changes in investments in associates for the year ended December 31, 2025 are as follows:

		Changes in scope of consolidation	Changing Account Classification (*)	Capital contribution	Capital withdrawal	Share in the profit of associates	December 31, 2025
		(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 1		-	40,417	-	(18,031)	271	22,657
Solaire Culture Plus Fund		-	169,932	-	(29,861)	15	140,086
Solaire Main Movie Fund		-	280,331	-	-	5,616	285,947
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 2		83,001	-	66,000	-	(10,413)	138,588
Total	₩	83,001	490,680	66,000	(47,892)	(4,511)	587,278

(*)	Solaire reinitiated its operation from October 2025 and regained its significant influence over 3 associates. The Company reclassified its investment assets from Long-term investment securities to investments in associates.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Summary of financial information of associates

Details of the summary of financial information of associates for the year ended December 31, 2025 are as follows:

		December 31, 2025
		Current assets	Investment asset	Total assets	Current liabilities	Total liabilities
		(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 1		29,811	2,183,173	2,212,984	26,596	26,596
Solaire Culture Plus Fund		1,096,258	10,192,518	11,288,776	81,949	81,949
Solaire Main Movie Fund		5,555,314	23,206,869	28,762,183	167,401	167,401
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 2		626,513	13,090,940	13,717,453	413,010	413,010
Total	₩	7,307,896	48,673,500	55,981,396	688,956	688,956

		Year ended December 31, 2025
		Investment income	Profit (Loss) for the year	Total Comprehensive income
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 1		156,345	20,214	20,214
Solaire Culture Plus Fund		10,117	102,830	102,830
Solaire Main Movie Fund		602,000	(1,310,050)	(1,310,050)
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO. 2		482,154	(999,663)	(999,663)
Total	₩	1,250,616	(2,186,669)	(2,186,669)

20. Property and equipment

A.	Reconciliation of carrying amount

Details of property and equipment as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Book value	Accumulated depreciation	Accumulated impairment loss	Carrying amount
Machinery	₩	2,097,807	(1,114,048)	-	983,759
Vehicles		319,130	(272,138)	-	46,992
Office equipment		591,900	(400,167)	-	191,733
Furniture and fixtures		3,276,043	(1,700,947)	(425,252)	1,149,844
Right-of-use assets		9,271,720	(4,219,540)	(369,280)	4,682,900
Total	₩	15,556,600	(7,706,839)	(794,532)	7,055,228

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		December 31, 2024
		Book value	Accumulated depreciation	Accumulated impairment loss	Carrying amount
Machinery	₩	2,601,550	(1,078,409)	-	1,523,141
Vehicles		51,419	(51,418)	-	1
Office equipment		559,571	(343,099)	-	216,472
Construction-in-progress		8,662	-	-	8,662
Furniture and fixtures		4,401,909	(1,787,018)	(748,162)	1,866,729
Right-of-use assets		13,716,930	(5,065,483)	(216,464)	8,434,983
Total	₩	21,340,041	(8,325,427)	(964,626)	12,049,988

Details of the changes in property and equipment for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025
		Machinery	Vehicles	Office equipment	Construction-in-progress	Furniture and fixture	Right-of- use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,523,141	1	216,472	8,662	1,866,729	8,434,983	12,049,988
Changes in scope of consolidation		-	22,733	61,881	-	43,229	528,894	656,737
Acquisitions		40,520	3,826	47,787	-	20,800	452,612	565,545
Depreciation		(264,984)	(29,061)	(84,062)	-	(350,174)	(1,623,732)	(2,352,013)
Disposals		(319,496)	-	(51,828)	(2,600)	(430,740)	-	(804,664)
Transfer (*1)		4,578	49,493	1,483	(6,062)	-	(1,953,094)	(1,903,602)
Impairment loss (*2)		-	-	-	-	-	(152,816)	(152,816)
Lease modification		-	-	-	-	-	190,705	190,705
Lease termination		-	-	-	-	-	(1,194,651)	(1,194,651)
Ending balance	₩	983,759	46,992	191,733	-	1,149,844	4,682,900	7,055,228

(*1)	For the year ended December 31, 2025, the Company reclassified Right-of-use assets associated with five stores to investment properties as the Company decided to sublease the right-of-use asset to a third party. (Note 18)
(*2)	The Company identified each bakery-café store as a CGU. An impairment loss of 152,816 thousand won was recognized for the Sidus store.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		2024
		Machinery	Vehicles	Office equipment	Construction- in-progress	Furniture and fixture	Right-of-use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,828,022	2	283,292	-	3,330,540	9,425,821	14,867,677
Acquisitions		42,801	46,057	13,919	8,662	161,780	419,934	693,153
Depreciation		(322,641)	(1,535)	(80,739)	-	(569,932)	(1,404,058)	(2,378,905)
Disposals		(25,041)	(44,523)	-	-	(307,497)	-	(377,061)
Transfer (*1)		-	-	-	-	-	2,385,812	2,385,812
Impairment loss (*2)		-	-	-	-	(748,162)	(216,464)	(964,626)
Lease modification		-	-	-	-	-	(1,603,440)	(1,603,440)
Lease termination		-	-	-	-	-	(572,622)	(572,622)
Ending balance	₩	1,523,141	1	216,472	8,662	1,866,729	8,434,983	12,049,988

(*1)	As of December 31, 2023, the right-of-use assets associated with six stores were reclassified as investment properties. For the year ended December 31, 2024, five of these investment properties were reclassified back to right-of-use assets due to a change in intended use, as the Company determined to utilize the properties for its own operations (Note 18).
(*2)	An impairment loss was recognized due to the discontinuation of operations at six stores.

		2023
		Machinery	Vehicles	Office equipment	Construction- in-progress	Furniture and fixture	Right-of-use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	2,041,579	4,075	276,711	9,950	3,207,619	15,089,571	20,629,505
Acquisitions		172,534	-	92,819	-	684,228	578,409	1,527,990
Depreciation		(345,202)	(4,074)	(86,238)	-	(559,061)	(1,704,081)	(2,698,656)
Disposals		(50,839)	-	-	-	-	-	(50,839)
Transfer (*1)		9,950	1	-	(9,950)	-	(3,483,372)	(3,483,371)
Impairment loss (*2)		-	-	-	-	(2,246)	-	(2,246)
Lease modification		-	-	-	-	-	(45,282)	(45,282)
Lease termination		-	-	-	-	-	(1,009,424)	(1,009,424)
Ending balance	₩	1,828,022	2	283,292	-	3,330,540	9,425,821	14,867,677

(*1)	For the year ended December 31, 2023, the Group transferred Right-of-use assets to investment properties because the Group decided to lease the building to a third party. (Note 18)
(*2)	The Group identified each bakery-café store as CGU and recognized impairment loss to bakery-café stores located in Garosu-gil and Jamwon.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Cost of revenues	₩	1,367,703	1,970,417	2,318,730
Selling, general and administrative expenses		984,310	408,488	379,926
Total	₩	2,352,013	2,378,905	2,698,656

21. Intangible assets and goodwill

A. Reconciliation of carrying amount

Details of intangible assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025
		Book value	Accumulated amortization	Accumulated impairment	Carrying amount
		(In thousands of Korean won)
Software	₩	273,500	(214,667)	-	58,833
Brand		5,388,000	(1,234,750)	-	4,153,250
Crypto assets		13,823,661	-	(2,692,396)	11,131,265
Contents IP		2,113,318	(278,570)	-	1,834,748
Goodwill		190,807,972	-	(130,190,941)	60,617,031
Total	₩	212,406,452	(1,727,987)	(132,883,337)	77,795,128

		December 31, 2024
		Book value	Accumulated amortization	Carrying amount
		(In thousands of Korean won)
Software	₩	487,309	(376,372)	110,937
Brand		5,388,000	(965,350)	4,422,650
Goodwill		3,267,730	-	3,267,730
Total	₩	9,143,039	(1,341,722)	7,801,317

Details of the changes in intangible assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025
		Software	Brand	Goodwill	Crypto assets	Contents IP	Total
		(In thousands of Korean won)
Beginning balance	₩	110,937	4,422,650	3,267,730	-	-	7,801,317
Changes in scope of consolidation		-		191,659,072	-	2,113,319	193,772,391
Acquisition		-	-	-	13,823,661	-	13,823,661
Amortization		(52,104)	(269,400)	-	-	(278,571)	(600,075)
Impairment		-	-	(129,071,743)	(2,897,921)	-	(131,969,664)
Other (*)		-	-	(5,238,028)	205,525	-	(5,032,503)
Ending balance	₩	58,833	4,153,250	60,617,031	11,131,265	1,834,748	77,795,128

(*)	Other includes effects of changes in foreign currency exchange rates and others.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		2024
		Software	Brand	Goodwill	Total
		(In thousands of Korean Won)
Beginning balance	₩	197,547	4,692,050	3,267,730	8,157,327
Amortization		(86,610)	(269,400)	-	(356,010)
Ending balance	₩	110,937	4,422,650	3,267,730	7,801,317

		2023
		Software	Brand	Goodwill	Total
		(In thousands of Korean Won)
Beginning balance	₩	290,947	4,961,450	3,267,730	8,520,127
Amortization		(93,400)	(269,400)	-	(362,800)
Ending balance	₩	197,547	4,692,050	3,267,730	8,157,327

B.	Amortization

The classification of amortization in the statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Selling, general and administrative expenses	₩	600,074	356,010	362,800

C.	Details of crypto assets

The Company adopted a digital asset treasury strategy centered on holding Bitcoin(“BTC”) as a reserve asset and holds the acquired BTC to pursue a Bitcoin-centric treasury strategy for treasury diversification, inflation hedging, and general corporate purpose. The Company has recognized it as intangible assets based on its fair value at the time of acquisition.

Details of the changes in crypto assets in quantity for the year ended December 31, 2025 are as follows:

	2025
	Beginning Balance	Acquisition	Disposal	Ending Balance
Bitcoin(Quantity)	-	88	-	88

The Company acquired Bitcoin using proceeds obtained from the issuance of convertible notes to Anson Investments Master Fund LP and Anson East Master Fund LP. Pursuant to the terms of such convertible note agreements, all BTC held by the Company has been pledged as collateral to secure its obligations thereunder.

Details of the changes in crypto assets for the year ended December 31, 2025 are as follows:

		2025
		Beginning Balance	Acquisition	Impairment	Other	Ending Balance
		(In thousands of Korean Won)
Bitcoin	₩	-	13,823,661	(2,897,921)	205,525	11,131,265

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The price of the crypto assets held by the Company fluctuated between a high of USD $126,110 and a low of USD $80,843 from the acquisition date to the end of the current period. As a result of the decline in the market price of Bitcoin for the year ended December 31, 2025, the Company recognized an impairment loss of USD $2,057,588 in the consolidated statements of operations.

Although the fair value of these crypto assets has fluctuated significantly after the reporting date, the impact of such significant fluctuations on the financial statements cannot be predicted as of the date of preparation. Accordingly, the Company’s financial statements do not include any potential adjustments that may arise from such uncertainties.

D.	Goodwill

Details of goodwill allocation for cash generating units (“CGU”s) operated by management for the year ended December 31, 2025 is as follows:

		2025
		Ending Balance (Before impairment)	Impairment	Ending Balance (After impairment)
		(In thousands of Korean won)
Play F&B Co., Ltd.	₩	3,267,730	-	3,267,730
K Enter Holdings		168,379,183	(126,619,936)	41,759,247
The Lamp		7,188,900	-	7,188,900
Bidangil		3,322,966	(1,504,472)	1,818,494
Apeitda		3,558,388	(1,852,687)	1,705,701
Anseilen		2,303,422	-	2,303,422
Solaire		2,787,383	(213,846)	2,573,537
Total	₩	190,807,972	(130,190,941)	60,617,031

E.	Impairment assessment on CGU

The Company performs impairment test for goodwill annually and identifies each subsidiary as cash-generating units (“CGU”). Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures on the Company’s products used in the forecast was determined considering external sources and the Company’s experience. Management estimated the future cash flows based on its past performance and forecasts on consumer inflation rate. The key assumptions used in the estimation of value in use for seven CGUs include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows:

	2025
	Discount rate	Terminal growth rate		Carrying amount	Recoverable amount
	(In thousands of Korean won)
Play F&B Co., Ltd.	9.6%	1.0%	₩	8,846,956	9,664,293
K Enter Holdings	11.1%	1.0%		171,674,366	45,054,431
The Lamp	11.1%	1.0%		7,496,511	10,873,435
Bidangil	11.1%	1.0%		4,210,862	2,706,389
Apeitda	11.1%	1.0%		3,804,173	1,951,487
Anseilen	11.1%	1.0%		1,600,604	1,812,626
Solaire	11.1%	1.0%		4,668,736	4,454,890

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of ten Korean listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company’s credit rating and debt ratio was determined using the average of the debt ratios of the ten Korean listed companies in the same industry and the Company. The Company calculates the value in use of CGU using post-tax cash flows and a post-tax discount rate.

As a result of the impairment test, the carrying amount of goodwill for the seven CGUs including K Enter Holding exceeded the recoverable amount by Korean Won 129,071,743 thousand, and the excess was recognized as an impairment loss in other expenses in the consolidated statements of comprehensive income.

The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. The impact of a 0.5% fluctuation in discount rates and terminal growth rates on the value in use as of December 31, 2025 are as follows:

December 31, 2025	0.5% Increase	0.5% Decrease
Discount rate	(-) 7.9%	8.7%
Terminal growth rate	5.0%	(-) 4.5%

22. Business Combinations

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Studio,” and collectively, the “Six Korean Entities”) was a closing condition to the Business Combination. On January 3, 2025, K Enter closed the equity purchase for Play Company first and the acquisitions of each of the Six Korean Entities other than Play Company closing subsequently. The acquisition of Play company by K Enter was accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. The acquisitions of each of the Six Korean Entities other than Play Company by K Enter post the acquisition of Play Company (“New K Enter”) was accounted for in accordance with the acquisition method of accounting under IFRS 3, with K Enter post the acquisition of Play Company considered to be the acquirer of each of the Six Korean Entities other than Play Company. Under the acquisition method of accounting, the preliminary purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction were expensed as incurred.

The consideration transferred for the acquisition of interests in each entity is as follows:

-	Play Company Corp.
Acquired 100% of the outstanding shares of Play Company in exchange for 27,787 shares of K enter common stock (Subsequently converted to 8,673,667 ordinary shares of KWM) and cash consideration of USD $24,648,370 (Korean Won 36,233,103 thousand). Additional payments in cash will be made to the owner of Play Company if the annual average net profit for fiscal years from 2023 to 2025 reaches specified thresholds, with payments due to the owner of Play Company on January 31, 2027 and January 31, 2028. Furthermore, an additional cash payment may be required if the shares of KWM (into which K Enter common stock converted upon the closing of the Acquisition Merger) are sold during the three-month period following the six-month lock-up at a price below the per-share value at closing, subject to adjustments for subsequent gains or unrealized gains as of December 31, 2026.

-	Lamp Acquired 51.3% of the outstanding shares of Lamp in exchange for 6,668 shares of K Enter common stock (Subsequently converted to 2,081,405 ordinary shares of KWM).

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	Bidangil Acquired 53.7% of the outstanding shares of Bidangil in exchange for 4,444 shares of K Enter common stock (Subsequently converted to 1,387,188 ordinary shares of KWM).

-	Apeitda Acquired 51% of the outstanding shares of Apeitda in exchange for 3,334 shares of K Enter common stock (Subsequently converted to 1,040,703 ordinary shares of KWM).

-	Anseilen Acquired 51% of the outstanding shares of Anseilen in exchange for 1,677 shares of K Enter common stock (Subsequently converted to 523,473 ordinary shares of KWM).

-	Solaire Partners Acquired 95% of the outstanding shares of Solaire Partners in exchange for 3,103 shares of K Enter common stock (Subsequently converted to 968,598 ordinary shares of KWM).

A.	The identifiable net assets acquired and liabilities recognized on acquisition were:

		January 1, 2025 (Deemed acquisition date)
		K enter	Lamp	Bidangil	Apeitda	Anseilen	Solaire Partners	Total
		(In thousands of Korean won)
- Asset	₩
Cash and cash equivalents		490,070	863,927	1,448,485	344,537	361,234	355	3,508,608
Accounts receivable and financial assets (*1)		4,254,387	1,684,662	1,863,496	522,218	54,824	3,314,474	11,694,061
Other non-financial assets		3,128,462	2,656,784	584,523	2,279	586,011	97	6,958,156
Property and equipment including right-of-use assets		77,734	159,538	123,789	220,843	735	74,097	656,736
Intangible assets other than goodwill		-	1,306,583	806,737	-	-	-	2,113,320
Deferred tax assets		-	45,845	-	-	-	-	45,845
Deferred transaction costs		3,163,511	-	-	-	-	-	3,163,511
Others		128,491	130,057	-	-	31	135,943	394,522
Subtotal	₩	11,242,655	6,847,396	4,827,030	1,089,877	1,002,835	3,524,966	28,534,759
- Liabilities
Trade payables and other financial liabilities		8,414,624	2,040,169	911,596	19,112	17,724	1,993,839	13,397,064
Borrowings		1,420,528	1,445,453	-	-	-	207,336	3,073,317
Convertible Notes		3,920,244	-	-	-	-	-	3,920,244
Derivative liabilities		590,020	-	-	-	-	-	590,020
Contract liabilities		-	900,000	-	-	-	-	900,000
Lease liabilities		88,488	145,647	123,328	-	-	60,945	418,408
Defined benefit liabilities		-	255,006	-	121,521	7,130	152,368	536,025
Deferred tax liabilities		-	129,352	-	-	-	-	129,352
Others		294,162	428,731	88,928	122,857	1,561,219	134,899	2,630,796
Subtotal		14,728,066	5,344,358	1,123,852	263,490	1,586,073	2,549,387	25,595,226
Fair Value of Identifiable Net Assets		(3,485,411)	1,503,038	3,703,178	826,387	(583,238)	975,579	2,939,533

(*1)	The fair value of trade receivables acquired through the business combination is Korean Won 172 million. The contractual amount of trade receivables as of the acquisition date is Korean Won 172 million, and no trade receivables are expected to be uncollectible.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of other receivables acquired through the business combination is Korean Won 11,522 million. The contractual amount of other receivables as of the acquisition date is Korean Won 11,522 million, and no other receivables are expected to be uncollectible.

B.	Measurement of fair values:

Assets acquired	Measurement bases
Intangible assets	The fair value is determined by projecting the future cash flows attributable to the specific intangible asset over its expected useful life, deducting contributory asset charges for the use of supporting assets, and discounting the resulting excess earnings to present value using an appropriate discount rate that reflects the risk associated with the asset.

C.	Goodwill:

		January 1, 2025 (Deemed acquisition date)
		K enter	Lamp	Bidangil	Apeitda	Anseilen	Solaire Partners	Total
		(In thousands of Korean won)
Consideration transferred		169,012,604	7,959,688	5,310,988	3,979,845	2,005,971	3,714,183	191,983,279
Fair Value of Net Assets Attributable to the Acquired Interest		(3,485,411)	770,789	1,988,022	421,458	(297,451)	926,800	324,207
- Fair Value of Identifiable Net Assets		(3,485,411)	1,503,038	3,703,178	826,387	(583,238)	975,579	2,939,533
- Non-controlling interest		-	(732,249)	(1,715,156)	(404,929)	285,787	(48,779)	(2,615,326)
Goodwill (*1)	₩	172,498,015	7,188,899	3,322,966	3,558,387	2,303,422	2,787,383	191,659,072

(*1)	The goodwill of Korean Won 191,659,072 thousand arising from the acquisition is attributable to synergies expected from the combination of operations and the customer base acquired. None of the goodwill recognized is expected to be deductible for income tax purposes.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Listing expenses

On May 13, 2025, Global Star was reincorporated to Cayman Islands by merging with and into KWM, with KWM remaining as the surviving publicly traded entity (the “Reincorporation Merger”). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of common stock of Global Star, other than Global Star common stock owned by Global Star as treasury shares or any Global Star common stock owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one ordinary share of KWM (the “KWM Ordinary Share”), (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one KWM Ordinary Share at a price of $11.50 per whole share (the “KWM Warrant”), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one KWM Ordinary Share at the closing of a business combination (the “KWM Right”), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one KWM Ordinary Share, one KWM Warrant, and one KWM Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically canceled and retired and ceased to exist.

On May 13, 2025, Merger Sub merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of KWM (the “Acquisition Merger”). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of KWM Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 as KWM does not meet the criteria to be determined a business under IFRS 3. Under this method of accounting, KWM was treated as the acquired company for financial reporting purposes, and New K Enter was treated as the acquirer for financial statement reporting purposes. In such a transaction structure, the difference between the fair value of the assets and liabilities transferred and the fair value of the equity instruments issued at the grant date is recognized in profit or loss as compensation for listing services, rather than as goodwill or a gain from a bargain purchase.

A.	Listing expenses

		May 14, 2025
		(In thousands of Korean won)
Listing expenses
Fair value of shares issued	₩	15,285,412
Fair Value of Identifiable Net Assets		(9,789,813)
Reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment	₩	25,075,225

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	The identifiable net assets acquired and liabilities recognized on acquisition were:

		May 14, 2025
		KWM
		(In thousands of Korean won)
- Asset
Cash and cash equivalents		62,655
Others		15,334
Subtotal	₩	77,989
- Liabilities
Trade payables and other financial liabilities		4,661,188
Derivative liabilities		488,693
Warrants		1,241,231
Borrowings		3,017,994
Others		458,696
Subtotal	₩	9,867,802
Fair Value of Identifiable Net Assets	₩	(9,789,813)

C.	Acquisition of Playverse Co., Ltd. through a share donation arrangement

On November 30, 2025, Play Company Co., Ltd. (“Play Company”) obtained control of Playverse Co., Ltd. (“Playverse”) through a share transfer arrangement, pursuant to which Play Company received shares of Playverse at no consideration. Legal ownership was transferred upon completion of the share register update. Management assessed the acquired set of activities and assets and concluded that the transaction did not meet the definition of a business under IFRS 3. Accordingly, the transaction was not accounted for as a business combination.

The shares received were measured at their fair value on the date control was obtained. As no consideration was transferred, the difference between the fair value of the shares received and the consideration transferred (nil) was recognized in profit as a gain on donation.

As the transaction was completed through a share donation arrangement, there was no cash consideration paid and therefore no cash outflow arose from the acquisition.

D.	The identifiable net assets acquired and liabilities recognized on acquisition were:

		Nov 30, 2025
		Playverse
		(In thousands of Korean won)
- Asset	₩
Cash and cash equivalents		146
Financial assets and others		8,363
Subtotal	₩	8,509
- Liabilities
Subtotal		-
Fair Value of Identifiable Net Assets		8,509

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Financial instruments by category

The carrying amounts of financial instruments by category as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Financial assets at amortized cost
Cash and cash equivalents	₩	8,364,432	4,150,572
Short-term financial instruments (*1)		-	410,000
Accounts receivable — trade, net		4,380,886	9,210,441
Accounts receivable — other, net		536,134	130,482
Short-term loans, net		3,427,400	787,400
Other current financial assets (*2)		735,110	40,000
Long-term loans, net		191,023	-
Other non-current financial assets		2,180,055	1,803,220
Financial assets at fair value through profit or loss
Short-term financial instruments		21,560	13,524
Long-term financial instruments		310,908	322,538
Long-term investment securities		3,983,858	730,391
Total	₩	24,131,366	17,598,568

(*1)	Short-term financial instruments consist of time deposits and saving-based insurance. As of December 31, 2024, Korean Won 231,000 thousand of time deposits in banks are provided as collateral for employee loans and restricted for use.
(*2)	Interest-bearing notes included in other current financial assets amount to Korean Won 410,000 thousand, of which Korean Won 330,000 thousand have been pledged as collateral for loans to employees.

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Financial liability at amortized cost
Trade and other payables (*)	₩	57,403,609	13,280,410
Short-term borrowings		11,171,899	3,764,000
Current portion of long-term borrowings, net		2,200,000	2,108,956
Other current financial liabilities		250,000	130,000
Long-term borrowings, excluding current portion, net		2,611,563	-
Other non-current financial liabilities		220,000	150,000
Convertible notes		4,631,460	-
Financial liability at fair value through profit or loss
Convertible notes		24,002,560	-
Warrant		528,772	-
Derivative liabilities		330,417	-
Total	₩	103,350,280	19,433,366

(*)	Trade and other payables that are not financial liabilities are excluded.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	Classification of investment assets based on liquidity

The classification of investment assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Current investments
Fixed deposit – at amortized cost (*)	₩	-	410,000
Saving based insurance – at FVTPL		21,560	13,524
Total	₩	21,560	423,524
Non-Current investments
Saving based insurance – at FVTPL	₩	310,908	322,538
Equity securities – at FVTPL		858,167	726,991
Debt securities – at FVTPL		102,600	3,400
Project investment		3,023,091	-
Total	₩	4,294,766	1,052,929

(*)	As of December 31, 2024, Korean Won 231,000 thousand of time deposits is provided as collateral for employee loans and restricted for use.

B.	Equity Securities designated as at FVTPL

The Company designated the investments shown below as equity securities at FVTPL because these equity securities represent investment that the Company intends to sell for strategic purposes.

		Fair value at December 31, 2025	Fair value at December 31, 2024
		(In thousands of Korean won)
Equity Securities (listed stocks)	₩	268,768	140,592
Equity Securities (unlisted stocks)		589,399	586,398
Total	₩	858,167	726,990

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025
		Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
		(In thousands of Korean won)
Interest income	₩	407,595	-	-	-	407,595
Interest expense		-	-	(3,348,504)	-	(3,348,504)
Foreign currency differences		(314,664)	-	(992)	-	(315,656)
Gain or loss on disposal of investment securities		-	(2,138,105)	-	-	(2,138,105)
Gain or loss on valuation of investment securities		-	(2,110,327)	-	-	(2,110,327)
Gain or loss on valuation of financial instruments		-	14,839	-	-	14,839
Gain or loss on warrants		-	-	-	16,622,386	16,622,386
Gain or loss on derivative instruments		-	-	-	(849,911)	(849,911)
Gain on debt forgiveness		-	-	309,850	-	309,850
Investment Revenue		-	904	-	-	904
Losses on disposal of short-term borrowings		-	-	(317,624)	-	(317,624)
Loss on initial recognition of FVPL liabilities		-	-	-	(26,228,277)	(26,228,277)
Gain on valuation of FVPL liabilities		-	-	-	5,559,062	5,559,062
Dividend income		-	2,613	-	-	2,613
Total	₩	92,931	(4,230,076)	(3,357,270)	(4,896,740)	(12,391,155)

		2024
		Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Total
		(In thousands of Korean won)
Interest income	₩	287,067	-	-	287,067
interest expense		-	-	(389,080)	(389,080)
Foreign currency differences		74,646	-	(6,906)	67,740
Gain or loss on valuation of investment securities		-	89,651	-	89,651
Gain or loss on valuation of financial instruments		-	6,286	-	6,286
Dividend income		-	1,463	-	1,463
Total	₩	361,713	97,400	(395,986)	63,127

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		2023
		Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Total
		(In thousands of Korean won)
Interest income	₩	406,933	-	-	406,933
interest expense		-	-	(320,209)	(320,209)
Foreign currency differences		294,087	-	(45)	294,042
Gain or loss on disposal of financial instruments		635,358	-	-	635,358
Gain or loss on valuation of investment securities		-	104,505	-	104,505
Gain or loss on valuation of financial instruments		-	(1,427)	-	(1,427)
Dividend income		-	1,463	-	1,463
Total	₩	1,336,378	104,541	(320,254)	1,120,665

25. Warrants and derivatives liabilities

Detail of Warrant and derivative liabilities as of December 31, 2025 are as follows:

		December 31, 2025
		(In thousands of Korean won)
Warrants
IPO Warrant & rights / Private placement Warrant & rights	₩	425,350
Warrant added on Anson Convertible Notes		94,669
Warrant added on Galaxy Digital ordinary shares		8,753
Total	₩	528,772
Derivative liabilities
D.Boral (previously, EF Hutton)	₩	56,119
Conversion rights added to Pre-PIPE		37
Conversion rights added to Loeb & Loeb Convertible Notes		274,261
Total	₩	330,417

A.	IPO warrant & rights / Private placement Warrant & rights

As part of the initial public offering of Global Star Acquisition, Inc. (“GLST”) on September 22, 2022 (the “IPO”), GLST issued public warrants (the “Public Warrants”), each of which entitles the holder to purchase one share of the GLST’s common stock at an exercise price of $11.50 per share. Simultaneously with the closing of the IPO, GLST issued private placement warrants (the “Private Placement Warrants”) to the GLST’s sponsor and/or its affiliates, where each whole warrant entitles the holder to purchase one share of the GLST’s common stock at an exercise price of $11.50 per share.

The warrants will become exercisable on the later of (i) 30 days after the completion of GLST’s initial business combination and (ii) 12 months from the closing of the IPO and will expire five years after the completion of the initial business combination, or earlier upon redemption or liquidation. As of December 31, 2025, GLST’s initial business combination was consummated, and GLST warrants were exchanged to the Company’s warrant.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company may, at its option, redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant, subject to certain conditions, including the Company’s common stock trading above a specified price for a defined period of time. In addition, the warrants may be exercised on a cashless basis under certain circumstances.

The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in certain circumstances, including stock splits, stock dividends, reorganizations, recapitalizations and certain issuances of equity securities at a price below a specified threshold.

As of December 31, 2025, there were 9,200,000 Public Warrants outstanding and 498,225 Private Placement Warrants outstanding. In addition, 150,000 warrants were issued in connection with the settlement of $1,500,000 through the issuance of 150,000 units, resulting in a total of 9,848,225 warrants outstanding.

B.	Conversion rights added on Anson Convertible Notes

On July 11, 2025, the Company entered into securities purchase agreements with certain institutional investors, including Anson East Master Fund LP and Anson Investments Master Fund LP, pursuant to which the Company issued convertible promissory notes (the “SPA Notes”) and warrants to purchase ordinary shares of K Wave (the “SPA Warrants”).

Warrants

In connection with the issuance of the SPA Notes, the Company issued SPA Warrants to purchase an aggregate of approximately 4,312,180 ordinary shares at an exercise price of $3.6616 per share, subject to adjustment as provided therein. The SPA Warrants are exercisable at any time from the issuance date through the applicable expiration date.

The SPA Warrants may be exercised on a cash or cashless basis, at the election of the holder. In the event that an effective registration statement is not available for the resale of the underlying shares, the holders may elect to exercise the SPA Warrants on a cashless basis and receive a net number of shares determined in accordance with the terms of the SPA Warrants.

As of December 31, 2025, there were 4,312,180 SPA Warrants outstanding.

C.	Warrant added on Galaxy Digital ordinary shares

On September 25, 2025, the Company entered into a Securities Purchase Agreement (the “Galaxy SPA”) with certain institutional investors, including Galaxy Digital LP, pursuant to which the Company agreed to issue and sell ordinary shares (the “Shares”) together with warrants to purchase additional ordinary shares (the “Galaxy Warrants”) in a private placement transaction.

Pursuant to the Galaxy SPA, the Company issued an aggregate of approximately 400,000 ordinary shares and warrants to purchase approximately 200,000 ordinary shares for an aggregate purchase price of approximately $1.0 million. The purchase price per unit, consisting of one ordinary share and a warrant to purchase one-half of one ordinary share, was approximately $2.50.

The Galaxy Warrants are exercisable for ordinary shares of the Company at an exercise price of $2.75 per share, subject to customary adjustments, and are exercisable beginning on the issuance date through the applicable expiration date.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Galaxy Warrants may be exercised on a cash or cashless basis, at the option of the holder, subject to the terms and conditions set forth therein. Upon exercise, the holder is entitled to receive the underlying shares, and the holder is deemed the record holder of such shares as of the exercise date.

As of December 31, 2025, there were 200,000 Galaxy Warrants outstanding.

D.	D. Boral (previously, EF Hutton)

In connection with the Company’s prior underwriting arrangements related to its initial public offering, the Company had an obligation to pay a deferred underwriting commission in the amount of $3,220,000 to D. Boral Capital LLC (“D. Boral”, previously EF Hutton LLC) upon the consummation of its initial business combination.

On January 31, 2025, the Company entered into a Satisfaction and Discharge of Indebtedness agreement with D. Boral, pursuant to which D. Boral agreed to accept alternative consideration in full satisfaction of the deferred underwriting commission. Such consideration consists of (i) $500,000 in cash, (ii) 50,000 ordinary shares of the post-combination public company valued at $10.00 per share, and (iii) a promissory note in the principal amount of $2,000,000.

In connection with the satisfaction and discharge of the deferred underwriting commission pursuant to the underwriting agreement, the Company agreed to settle a portion of such obligation through the issuance of 50,000 ordinary shares with an agreed value of $10.00 per share (aggregate value of $500,000) to D Boral.

Pursuant to the terms of the agreement, if the aggregate value of such shares, based on the volume-weighted average price (“VWAP”) at the relevant measurement date, is less than $500,000, the Company is required to compensate D Boral for the shortfall either in cash or through the issuance of additional ordinary shares. In such case, the issuance price of the additional shares shall be determined based on the lowest VWAP during a specified period, subject to a minimum price of $5.00 per share.

In connection with the foregoing, the Company has agreed to reserve up to an additional 50,000 ordinary shares for potential issuance to satisfy any such shortfall. The Company is also obligated to use its best efforts to register the resale of the issued shares within a specified period following the closing.

Accordingly, the total number of ordinary shares that may be issued under this arrangement may exceed the initially committed 50,000 shares depending on market conditions.

E.	Conversion rights added to Pre-PIPE and PIPE

In connection with the Company’s bridge financing arrangements prior to its private investment in public equity (“PIPE”) financing and the subsequent PIPE financing, the Company issued convertible senior unsecured notes (collectively, the “Convertible Notes”), consisting of (i) pre-PIPE convertible promissory notes issued in June 2024 (the “Pre-PIPE Convertible Notes”) and (ii) PIPE Convertible notes issued pursuant to securities purchase agreements entered into in connection with the Company’s business combination (the “PIPE Convertible Notes”).

The Convertible Notes are unsecured senior obligations of the Company and bear interest at a stated annual coupon rate, payable periodically in accordance with the terms of the respective agreements. The Pre-PIPE Convertible Notes and PIPE Convertible Notes generally have contractual maturities of up to three years from their respective issuance dates, unless earlier converted or repaid in accordance with their terms.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The principal amount and any accrued but unpaid interest under the Convertible Notes are convertible, at the option of the holders, into ordinary shares of the Company upon the occurrence of certain events, including the consummation of the Company’s business combination or subsequent equity financings. The conversion price is specified in the applicable agreements and is subject to adjustment based on various factors, including stock splits, stock dividends, recapitalizations and similar events.

In particular, the Pre-PIPE Convertible Notes provide for conversion into equity securities at predetermined conversion prices prior to and following the business combination. Following the business combination, the conversion price is subject to adjustment mechanisms based on the trading price of the Company’s ordinary shares, including a discount to the volume-weighted average price over a specified measurement period and a floor price, as defined in the agreements.

Upon conversion of the Convertible Notes into ordinary shares, the Company is generally obligated to file a resale registration statement with the Securities and Exchange Commission covering the resale of such shares within a specified period and to use commercially reasonable efforts to cause such registration statement to become effective within the timeframes set forth in the applicable agreements.

Upon maturity, the Convertible Notes are repayable in cash unless earlier converted into equity securities or otherwise settled in accordance with their terms.

The Convertible Notes contain customary representations and warranties, covenants and events of default, including, but not limited to, failure to make required payments, breach of covenants and insolvency-related events, upon the occurrence of which the outstanding principal and accrued interest may become immediately due and payable.

F.	Conversion rights added to Loeb & Loeb Convertible Notes

On December 3, 2025, the Company issued a convertible promissory note (the “Loeb Convertible Note”) to Loeb & Loeb LLP (the “Payee”) in exchange for a previously outstanding promissory note, pursuant to Section 3(a)(9) of the Securities Act.

The Loeb Convertible Note had an aggregate principal amount of approximately $1.0 million and matured on February 13, 2026. The note bore interest at a rate of 18% per annum on the outstanding principal balance.

The Payee had the right, at its option, to convert all or any portion of the outstanding principal and accrued interest into ordinary shares of K Wave at a conversion price equal to 85% of the lowest volume-weighted average price of the Company’s ordinary shares over the five trading days immediately preceding the conversion date.

The conversion shares are subject to customary transfer restrictions under applicable securities laws. In addition, the Payee is entitled to certain registration rights, including one demand registration and piggyback registration rights for a specified period, subject to the terms and conditions set forth in the agreement.

The Loeb Convertible Note included customary events of default, including failure to make payments when due and insolvency-related events, upon the occurrence of which the outstanding principal and accrued interest may become immediately due and payable.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

G.	Conversion rights added on Anson Convertible Notes

On July 11, 2025, the Company entered into securities purchase agreements with certain institutional investors, including Anson East Master Fund LP and Anson Investments Master Fund LP, pursuant to which the Company issued convertible promissory notes (the “SPA Notes”) and warrants to purchase ordinary shares (the “SPA Warrants”).

Convertible Notes

The SPA Notes were issued with an aggregate principal amount of USD $15,789,474, bear interest at a rate of 0% per annum, and mature on July 12, 2027, unless earlier converted or repaid in accordance with their terms. The SPA Notes are convertible, at the option of the holder, into the Company’s ordinary shares at a conversion price based on a discount to the market price of the Company’s ordinary shares, subject to certain adjustments as provided in the Notes.

The SPA Notes are convertible, at the option of the holder, into the Company’s ordinary shares at an initial conversion price of $4.40 per share (the “Conversion Price”), subject to adjustment in accordance with the terms of the SPA Notes.

In addition, the holder has the right, at its option, to convert all or any portion of the outstanding conversion amount at an alternate conversion price (each, an “Alternate Conversion”), determined as 92% of the lowest volume-weighted average price of the Company’s ordinary shares during the ten (10) trading days immediately preceding the applicable conversion date (the “Alternate Conversion Price”).

Such conversion features may result in the issuance of a variable number of shares upon conversion, depending on the market price of the Company’s ordinary shares at the time of conversion.

The SPA Notes contain customary events of default, including, but not limited to, failure to make payments when due and breaches of covenants. Upon the occurrence of an event of default, the outstanding principal and accrued interest may become immediately due and payable, and may be subject to default interest.

26. Capital and reserves

A.	Share capital

Details of share capital and share premium as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In Korean won and US Dollar and number of shares)
Number of authorized shares		1,000,000,000		1,000,000,000
Value per share	USD$	0.0001	USD$	0.0001
Number of shares issued		64,221,209		8,777,645
Common shares (USD)	USD$	6,422.12	USD$	877.76
Common shares (KRW)	KRW	9,076,295	KRW	1,226,196

i.	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ii.	Treasury shares

Details of treasury shares for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025		2024		2023
		Number of shares	Carrying amount	Number of shares	Carrying amount	Number of shares	Carrying amount
		(In Korean won and number of shares)
Beginning balance (*1)	₩	-	-	15,582	27,128,262	-	-
Business Combination (*2)		160,000	588,099	-	-	-	-
Acquisition		-	-	-	-	15,582	27,128,262
Ending balance	₩	160,000	588,099	15,582	27,128,262	15,582	27,128,262

(*1)	As the accounting acquirer, Play Company Co., Ltd. held 15,582 shares of its own stock prior to the acquisition merger. Upon completion of the merger, these treasury shares were retired and reclassified as other capital surplus.
(*2)	As a result of the Acquisition Merger, the common shares of KWM held by K Enter were recognized as treasury shares.

B.	Share premium and Other components of equity

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Share premium
Capital surplus (*1)	₩	205,980,674	-
Other components of equity
Other capital surplus (*2)		(52,485,618)	(746,300)
Remeasurements of defined benefit liability		443,827	181,516
Treasury shares		(588,099)	(27,128,262)
Foreign currency translation differences		(4,890,859)	-
Total	₩	(57,520,749)	(27,693,046)

(*1)	Among the costs incurred in connection with the reincorporation merger and acquisition merger, those specifically related to the share exchange and issuance for the existing shareholders of K Enter were accounted for as a deduction from equity. The amount recognized as a deduction from equity Korean Won 2,769,995 thousand.
(*2)	During the period, treasury shares amounting to Korean Won 27,128,262 thousand were retired and reclassified as a result of a completion of the merger. In addition, shares amounting to Korean Won 9,943,731 thousand related to the conversion of convertible bonds, which have not yet been issued, were recognized.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company monitors capital using a ratio of ‘net debt’ to ‘total equity’. Net debt is calculated as total liabilities (as shown in the statement of financial position) less cash and cash equivalents. The Company’s net debt to adjusted equity ratio as of December 31, 2025, 2024 and 2023 are as follows.

		December 31, 2025	December 31, 2024	December 31, 2023
		(In thousands of Korean won)
Total liabilities	₩	147,341,032	34,424,674	38,697,788
Less: Cash and cash equivalents		(8,364,432)	(4,150,572)	(8,585,634)
Net debt		138,976,600	30,274,102	30,112,154
Total equity	₩	(21,607,997)	8,175,613	11,689,723
Net debt to total equity ratio		-6.43	3.70	2.58

28. Borrowings/payable and Loans/receivable

Borrowings as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Current Liabilities
Short-term borrowings	₩	11,171,899	3,764,000
Current portion of long-term borrowings, net		2,200,000	2,108,956
Current lease liabilities (*)		1,702,300	1,786,577
Total	₩	15,074,199	7,659,533
Non-Current liabilities
Long-term borrowings, excluding current portion, net		2,611,563	-
Non-current lease liabilities (*)		6,268,969	9,302,661
Total	₩	8,880,532	9,302,661

(*)	The interest rate related to lease liabilities reflects the incremental borrowing rate based on the Company’s credit. The amount of interest expense related to lease liabilities incurred during the year ended December 31, 2025 is Korean Won 543,208 thousand (December 31, 2024: Korean Won 851,543 thousand, December 31, 2023: Korean Won 1,047,738 thousand). Additionally, the amount of short-term lease payments and low-value assets lease payments not included in the measurement of lease liabilities during the twelve-month period ended December 31, 2025 are Korean Won 2,349,723 thousand (December 31, 2024: Korean Won 33,846 thousand, December 31, 2023: Korean Won 23,157 thousand).

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	Terms and repayment schedule of Borrowings

The terms and conditions of outstanding borrowings as of December 31, 2025 and 2024 are as follows:

			December 31, 2025		December 31, 2024
	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
			(In thousands of Korean won)
Secured borrowings	KORIBOR +1.75%	20-Dec-25	-	-	500,000	500,000
Secured borrowings	KORIBOR + 2.39%	16-Sep-25	-	-	100,000	18,720
Secured borrowings (*1)	6.78%	27-Feb-26	1,000,000	1,000,000	1,000,000	1,000,000
Secured borrowings (*2)	4.69%	26-Jun-26	1,000,000	1,000,000	1,000,000	1,000,000
Secured borrowings (*3)	4.98%	02-Dec-26	400,000	400,000	400,000	400,000
Unsecured borrowings	4.60%	04-Dec-28	2,000,000	1,533,699	-	-
Unsecured borrowings	4.60%	11-Dec-28	1,000,000	762,216	-	-
Unsecured borrowings	4.60%	29-Dec-28	280,000	212,692	-	-
Unsecured borrowings	4.60%	31-Dec-26	700,000	700,000	700,000	700,000
Unsecured borrowings	4.60%	31-Dec-26	2,200,000	2,200,000	2,200,000	2,090,236
Unsecured borrowings	4.60%	31-Dec-26	164,000	164,000	164,000	164,000
Secured bank loans (*4)	CD + 3.00%	08-May-26	490,000	490,000	-	-
Secured bank loans (*5)	CD + 12.33%	23-Mar-26	800,000	785,000	-	-
Secured borrowings (*6)	5.84%	17-Jul-26	300,000	277,687	-	-
Secured borrowings (*7)	COFIX (6 month)	24-Sep-26	3,000,000	3,000,000	-	-
Unsecured borrowings	4.60%	31-Dec-26	248,500	247,500	-	-
Unsecured borrowings	4.60%	25-Dec-27	220,000	212,955	-	-
Unsecured borrowings	4.60%	31-Mar-26	26,680	26,680	-	-
Unsecured borrowings	4.60%	27-Dec-25	1,000,000	500,000	-	-
Unsecured borrowings	0.00%	13-May-26	3,730,740	318,683	-	-
Unsecured borrowings	0.00%	30-Jan-27	2,869,800	2,152,350	-	-
Total			21,429,720	15,983,462	6,064,000	5,872,956

(*1)	As of December 31, 2025, the Company is provided a guarantee of Korean Won 1,200,000 thousand (2024: Korean Won 1,200,000 thousand) from CEO of Play F&B.
(*2)	As of December 31, 2025, the Company is provided a guarantee of Korean Won 900,000 thousand (2024: Korean Won 900,000 thousand) by Korea Credit Guarantee Fund.
(*3)	As of December 31, 2025, the Company is provided a building as collateral of Korean Won 480,000 thousand (2024: Korean Won 480,000 thousand) by CEO of Play F&B.
(*4)	The Company has received a payment guarantee of Korean Won 441,000 thousand from Korea Credit Guarantee Fund as of December 31, 2025.
(*5)	The Company is provided a joint guarantee of Korean Won 960,000 thousand by CEO of The Lamp as of December 31, 2025.
(*6)	As of December 31, 2025, the Company is provided a joint and several guarantee of Korean Won 330,000 thousand by CEO of Solaire.
(*7)	As of December 31, 2025, Solaire is provided a joint and several guarantee of Korean Won 3,600,000 thousand by CEO of Solaire. Also, land and buildings owned by unrelated third parties, with a pledged amount of Korean Won 3,000,000 thousand, are provided as collateral for the secured borrowings.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Terms and collection schedule of Loans

The terms and conditions of outstanding loans as of December 31, 2025 and 2024 are as follows:

			December 31, 2025		December 31, 2024
	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
			(In thousands of Korean won)
Cho Mi Kyung (*1)	2.00%	31-Aug-25	400,000	-	400,000	-
Bonanza Pictures (*2)	4.60%	31-Mar-21	30,000	-	30,000	-
Jung Kyung Han	3.00%	14-Sep-23	30,000	30,000	30,000	30,000
YY entertainment	4.60%	30-Apr-26	150,000	150,000	150,000	-
Second plan (*4)	4.60%	31-Dec-26	471,400	471,400	394,400	394,400
Rainier (*3)(*4)	4.60%	31-Dec-26	150,000	-	150,000	-
Beacon Holdings, Inc. (*4)	4.60%	31-Dec-26	535,000	535,000	225,000	225,000
Studio Cuat (*4)	4.60%	31-Dec-26	43,000	43,000	43,000	43,000
Third plan	4.60%	31-Dec-26	8,000	8,000	-	-
One to six	4.60%	30-Nov-26	1,180,000	1,180,000	-	-
Park, Un Kyoung	0.00%	16-Jan-26	10,000	10,000	-	-
Falling Starlight	0.00%	-	136,054	136,023	-	-
Yun, In Beom, Kim, Su Jin	4.60%	18-Sep-26	600,000	600,000	-	-
Yun, In Beom, Kim, Su Jin	4.60%	25-Nov-26	400,000	400,000	-	-
Cheongpung Contents Studio Co., Ltd.	0.00%	22-Jul-27	5,000	5,000	-	-
Lim Wan Cheol	0.00%	30-Oct-27	50,000	50,000	-	-
K Enter Holdings Inc., Korea Branch	4.60%	23-Dec-25	-	-	95,000	95,000
Total			4,198,454	3,618,423	1,517,400	787,400

(*1)	The Company recognized a full provision for the balance of loan and accrued interest income as of January 1, 2021. Accrued interest income as of December 31, 2025 and December 31, 2024 are Korean Won 26,685 thousand and Korean Won 26,685 thousand, respectively.
(*2)	The Company recognized a full provision for the balance of loan and accrued interest income as of December 31, 2024. Accrued interest income as of December 31, 2025 and December 31, 2024 are Korean Won 8,676 thousand and Korean Won 7,296 thousand, respectively.
(*3)	The Company recognized a full provision for the balance of loan and accrued interest income as of December 31, 2024. Accrued interest income as of December 31, 2025 and December 31, 2024 are Korean Won 3,789 thousand and Korean Won 3,789 thousand, respectively.
(*4)	The contract is automatically extended by one year if the loan is not collected until maturity date.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Trade and other payables

Trade and other payables as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean Won)
Trade payables	₩	5,745,363	10,073,408
Other payables		44,297,635	1,247,271
Accrued expenses		7,997,413	2,719,073
Trade and other non-current payables		27,297,393	21,694
Total	₩	85,337,804	14,061,446

30. Provisions

Provisions for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Site restoration
Beginning of the year	₩	609,951	674,148	711,086
Changes in scope of consolidation		23,994	-	-
Provisions made during the year		10,352	12,578	26,833
Interest expense		12,578	16,755	17,195
Lease termination		(134,142)	(49,842)	(78,722)
Lease modification		(676)	(18,419)	(2,244)
Provisions used during the year		(18,300)	(25,269)	-
Ending of the year	₩	503,757	609,951	674,148
Litigation provision
Beginning of the year	₩	-	-	-
Additional Provisions		720,628	-	-
Ending of the year	₩	720,628	-	-
Loss provision
Beginning of the year	₩	-	-	-
Additional Provisions		1,130	-	-
Ending of the year	₩	1,130	-	-

The provision for building restoration relates mainly to buildings leased during 2025 and 2024. The provision has been estimated based on historical data associated with similar buildings.

Litigation provision is related to legal proceeding case. The provision has been estimated based on the outcome of the court of first instance (Note 35).

The loss provision relates to projects currently in progress. The loss provision has been estimated based on expected losses arising when production costs are highly likely to exceed the related production revenue, considering project budgets and historical experience with similar productions.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. Financial Instruments – Fair values and risk management

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The carrying amounts of financial instruments by category as of December 31, 2025 are as follows:

		Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term) (*)	₩	21,560	-	21,560	-	21,560
Guaranteed Return Insurances (long-term) (*)		310,908	-	310,908	-	310,908
Long-term investment securities		3,983,858	268,768	-	3,715,090	3,983,858
Total	₩	4,316,326	268,768	332,468	3,715,090	4,316,326

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

		Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial liability at fair value
Convertible Notes	₩	24,002,559	-	-	24,002,559	24,002,559
Warrants		528,772	425,350	-	103,422	528,772
Derivative liabilities		330,417	-	-	330,417	330,417
Total	₩	24,861,748	425,350	-	24,436,398	24,861,748

The carrying amounts of financial instruments by category as of December 31, 2024 are as follows:

		Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term) (*)	₩	13,524	-	13,524	-	13,524
Guaranteed Return Insurances (long-term) (*)		322,538	-	322,538	-	322,538
Long-term investment securities		730,390	143,992	-	586,398	730,390
Total	₩	1,066,452	143,992	336,062	586,398	1,066,452

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2025 are as follows:

		2025
		Long-term investment securities	Project investment
		(In thousands of Korean won)
Financial assets at fair value
Beginning balance	₩	586,398	-
Changes in scope of consolidation		3,000	1,509,715
Acquisition		102,600	4,911,974
Changing Account Classification		-	(490,680)
Disposal		-	(500,000)
Valuation		-	(2,407,918)
Ending balance	₩	691,998	3,023,091

		2025
		Derivative liabilities	Warrant
		(In thousands of Korean won)
Financial liabilities at fair value
Beginning balance	₩	-	-
Changes in scope of consolidation		1,078,713	-
Issuance		1,070,677	15,893,067
Exercised		(2,650,417)	-
Valuation		849,911	(15,791,555)
Foreign exchange differences		(18,467)	1,910
Ending balance	₩	330,417	103,422

		2025
		Convertible Notes
		(In thousands of Korean won)
Financial liabilities at fair value
Beginning balance	₩	-
Changes in scope of consolidation		-
Issuance		29,730,795
Exercised		(612,351)
Valuation		(5,559,062)
Foreign exchange differences		443,177
Ending balance	₩	24,002,559

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Measurement of fair values

For the purpose of measuring fair value under Level 2 and Level 3 of the fair value hierarchy, the valuation techniques used and the significant unobservable inputs are as follows:

Category	Valuation Technique	Significant Unobservable Inputs	Relationship between Fair Value and Unobservable Inputs
Unlisted Equity Securities	Cost Model	-	-
Project investment	Cost Model (*)	-	-
Convertible Notes	Tsiveriotis-Fernandes Model	Volatility (Dec 31, 2025: 53.5%)	Estimated fair value decreases as expected volatility decreases.
Derivative liabilities (Conversion Option)	Tsiveriotis-Fernandes Model	Volatility (Dec 31, 2025: 53.5%)	Estimated fair value increases as expected volatility increases.
Derivative liabilities (D. Boral)	Monte Carlo Simulation	Volatility (Dec 31, 2025: 53.5%)	Estimated fair value increases as expected volatility increases.
Warrant	Binomial option pricing model	Volatility (Dec 31, 2025: 53.5%)	Estimated fair value decreases as expected volatility decreases.

(*)	Project Investments are related to investments in movie making projects. Due to the inability to reasonably assume the future cash flow, management believes that Cost Model best represents the fair value of these financial instruments.

C.	Financial risk management

The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

i.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterpart to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. In order to manage credit risk, the Company regularly evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, past experience, its own trading records and other factors. In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date. The carrying amount of a financial asset represents the maximum exposure to credit risk.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The maximum exposure to credit risk of the Company as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Cash and cash equivalents	₩	8,364,432	4,150,572
Short-term financial instruments		21,560	410,000
Accounts receivable, net		4,917,020	9,340,923
Short-term loans, net		3,427,400	787,400
Other current financial assets		735,110	40,000
Long-term financial instruments		310,908	-
Long-term investment securities		3,983,858	-
Long-term loans, net		191,023	-
Other non-current financial assets		2,180,055	1,803,220
Total	₩	24,131,366	16,532,115

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit rating. Accounts receivable of certain subsidiaries are mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk. In addition, the Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, if they are available, financial statements, credit agency information, industry information and in some cases bank references.

The Company monitors customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or a legal entity, their geographic location, industry, trading history with the Company and existence of previous financial difficulties. The Company does not require collateral in respect of trade and other receivables. Expected credit losses (ECLs) and credit risk exposures for accounts as of December 31, 2025 and 2024 are as follows:

①	Accounts receivables

As of December 31, 2025	Expected loss rate		Carrying amount	Loss allowance
			(In thousands of Korean won)
Not due or overdue less than 90 days	0.03%		4,066,384	1,195
More than 90 days ~ Less than 180 days	1.19%		313,700	3,745
More than 180 days ~ Less than 270 days	0.00%		-	-
More than 270 days ~ Less than 1 year	0.00%		5,742	-
More than 1 year	100.00%		726,218	726,218
Total		₩	5,112,044	731,158

As of December 31, 2024	Expected loss rate		Carrying amount	Loss allowance
			(In thousands of Korean won)
Not due or overdue less than 90 days	0.35%	₩	9,186,195	32,453
More than 90 days ~ Less than 180 days	3.95%		12,952	512
More than 180 days ~ Less than 270 days	13.01%		36,013	4,686
More than 270 days ~ Less than 1 year	0.00%		7,374	-
More than 1 year	99.21%		703,223	697,666
Total		₩	9,945,757	735,317

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

②	Other receivables

As of December 31, 2025	Expected loss rate		Carrying amount	Loss allowance
			(In thousands of Korean won)
Not due or overdue less than 90 days	0.00%		529,639	-
More than 90 days ~ Less than 180 days	0.00%		-	-
More than 180 days ~ Less than 270 days	0.00%		-	-
More than 270 days ~ Less than 1 year	0.00%		6,495	-
More than 1 year	100.00%		539,151	539,151
Total		₩	1,075,285	539,151

As of December 31, 2024	Expected loss rate		Carrying amount	Loss allowance
			(In thousands of Korean won)
Not due or overdue less than 90 days	0.00%	₩	124,729	-
More than 90 days ~ Less than 180 days	0.00%		-	-
More than 180 days ~ Less than 270 days	0.00%		-	-
More than 270 days ~ Less than 1 year	0.00%		-	-
More than 1 year	98.95%		549,856	544,104
Total		₩	674,585	544,104

ii.	Liquidity risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions.

Financial liabilities of the Company by maturity according to the remaining period from December 31, 2025 to the contractual maturity date are as follows:

		December 31, 2025
		Carrying Amount	Less than 3 months	3 months ~ 1 year	1~2 years	2~5 years	More than 5 years	Total
		(In thousands of Korean won)
Non-derivative financial liabilities
Trade payables	₩	7,494,343	4,661,133	2,833,210	-	-	-	7,494,343
Other payables		42,784,819	42,338,213	446,606	-	-	-	42,784,819
Accrued expense		7,124,447	5,821,809	1,302,638	-	-	-	7,124,447
Secured borrowings		6,952,687	1,536,903	5,551,863	-	-	-	7,088,766
Non-secured borrowings		9,030,775	2,807	6,317,790	220,000	3,280,000	-	9,820,597
Convertible Notes		28,634,020	29,035,913	-	-	-	-	29,035,913
Lease liabilities		7,971,269	573,735	1,619,185	1,786,344	4,002,611	951,293	8,933,168
Other financial liabilities		470,000	-	250,000	220,000	-	-	470,000
Total		110,462,360	83,970,513	18,321,292	2,226,344	7,282,611	951,293	112,752,053

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities of the Company by maturity according to the remaining period from December 31, 2024 to the contractual maturity date are as follows:

		December 31, 2024
		Carrying Amount	Less than 3 months	3 months ~ 1 year	1~2 years	2~5 years	More than 5 years	Total
		(In thousands of Korean won)
Non-derivative financial liabilities
Trade payables	₩	10,073,408	10,073,408	-	-	-	-	10,073,408
Other payable		1,239,546	1,239,544	-	2	-	-	1,239,546
Accrued expense		1,967,458	1,967,458	-	-	-	-	1,967,458
Secured borrowings		2,918,720	1,040,954	1,960,815	-	-	-	3,001,769
Non-secured borrowings		2,954,236	34,658	3,169,901	-	-	-	3,204,559
Lease liabilities		11,089,239	635,413	1,824,646	2,361,688	5,546,102	2,875,871	13,243,720
Other non-current financial liabilities		280,000	50,000	80,000	130,000	20,000	-	280,000
Total	₩	30,522,607	15,041,435	7,035,362	2,491,690	5,566,102	2,875,871	33,010,460

iii.	Market risk

(a)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from cash equivalents and accounts receivables primarily with respect to the US Dollar and Japanese Yen, Chinese Yuan, Brazilian Real, Singapore Dollar, Malaysian Ringgit, Philippine Peso, and Thai Baht.

Financial assets and liabilities are exposed to foreign currency risk as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won
	(Individual amounts in each foreign currency)		(In thousands of Korean won)
USD	233,358	-	334,846	-
JPY	61,293,425	2,922,387	562,447	26,817
CNY	235,483	-	48,218	-
BRL	-	-	-	-
SGD	-	-	-	-
MYR	1,687	-	598	-
PHP	-	-	-	-
THB	38,634	-	1,762	-
Total			947,871	26,817

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2024
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won
	(Individual amounts in each foreign currency)		(In thousands of Korean won)
USD	55,174	222	81,105	327
JPY	275,425,381	7,665,387	2,579,304	71,785
CNY	157,619	-	31,724	-
BRL	340	-	81	-
SGD	1,051	-	1,136	-
MYR	10,721	-	3,530	-
PHP	910	-	23	-
THB	90,877	-	3,908	-
Total			2,700,811	72,112

The Company measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management’s assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Company’s profit or loss (before income tax effects) for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
	Increased by 10%	Decreased by 10%	Decreased by 10%	Decreased by 10%
	(In thousands of Korean won)
USD	33,485	(33,485)	8,078	(8,078)
JPY	53,563	(53,563)	250,752	(250,752)
CNY	4,822	(4,822)	3,172	(3,172)
BRL	-	-	8	(8)
SGD	-	-	114	(114)
MYR	60	(60)	353	(353)
PHP	-	-	2	(2)
THB	176	(176)	391	(391)
Total	92,106	(92,106)	262,870	(262,870)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

(b)	Interest rate risk

The sensitivity analysis is based on borrowing under variable interest rate conditions as of December 31, 2025 and 2024.

		December 31, 2025		December 31, 2024
		Increased by 100 bp	Decreased by 100 bp	Increased by 100 bp	Decreased by 100 bp
		(In thousands of Korean won)
Interest	₩	42,750	(42,750)	5,070	(5,070)

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32. Convertible notes

Details of convertible notes issued and outstanding as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Current
Original amount	₩	29,035,913	-
Discount on Notes		(401,893)	-
Convertible Notes (Current)		28,634,020	-

Changes in Convertible Notes for the years ended December 31, 2025, 2024 and 2023 are as follows:

		December 31, 2025	December 31, 2024	December 31, 2023
		(In thousands of Korean won)
Balance at 1 January	₩	-	-	-
Changes in scope of consolidation		3,920,244	-	-
Issuance		37,710,824	-	-
Exercised		(8,045,803)	-	-
Amortization		259,508	-	-
Valuation		(5,559,062)	-	-
Foreign exchange differences		348,309	-	-
Balance at 31 December	₩	28,634,020	-	-

Details of the convertible notes issued by the Company and outstanding as of December 31, 2025 are as follows:

Series	1st	2nd(*)	3rd(*)
Type	Convertible Notes	Convertible Notes	Convertible Notes
Issuance amount ($)	2,250,000	1,500,000	1,000,000
Coupon rate (%)	3%	3%	3%
Issuance date	2024-06-04/2024-10-03/2024-10-18	2024-06-05/2024-12-30/2025-05-13	2025-05-14
Maturity date	3 years from issue date	3 years from issue date	2028-05-13
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series	1st	2nd(*)	3rd(*)
Conversion price

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the Pre-PIPE Notes into ordinary shares in the Company at the conversion price of $1,200 per share (the Pre-Merger Conversion Price).

Upon the consummation of the Business Combination, 1 ordinary share of the Company shall be converted into 300 ordinary shares (1 share is worth $10.00) of a combined entity (the Combined Entity).

●

Conversion after the business combination

Upon the consummation of the Business Combination, the Pre-PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the Pre- PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

60% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $4 per share.

●

Conversion before the business combination:

Before the consummation of the Business Combination, the Investor shall be entitled to convert the Pre-PIPE Notes into ordinary shares in the Company at the conversion price of $1,200 per share (the Pre-Merger Conversion Price).

Upon the consummation of the Business Combination, 1 ordinary share of the Company shall be converted into 300 ordinary shares (1 share is worth $10.00) of a combined entity (the Combined Entity).

●

Conversion after the business combination

Upon the consummation of the Business Combination, the Pre-PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the Pre- PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

60% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $4 per share.

●

Conversion after the business combination:

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

(*)	In 2025, the entire principal amount of the convertible notes was fully converted into common stock; however, the related common shares had not been issued as of December 31, 2025, as related registration statements were not effective.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of the convertible notes issued by the Company and outstanding as of December 31, 2025 are as follows: (Continued)

Series	4th(*)	5th(*)	6th
Type	Convertible Notes	Convertible Notes	Convertible Notes
Issuance amount ($)	1,000,000	1,400,000	1,000,000
Coupon rate (%)	3%	3%	3%
Issuance date	2025-05-14	2025-05-14	2025-05-14
Maturity date	2028-05-13	2028-05-13	2028-05-13
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed
Conversion price

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the PIPE Notes into ordinary shares in the Company at the conversion price of $10 per share (the Post-Merger Conversion Price).

●

Conversion after the business combination:

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the PIPE Notes into ordinary shares in the Company at the conversion price of $10 per share (the Post-Merger Conversion Price).

●

Conversion after the business combination:

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the PIPE Notes into ordinary shares in the Company at the conversion price of $10 per share (the Post-Merger Conversion Price).

●

Conversion after the business combination:

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post- Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

(*)	In 2025, the entire principal amount of the convertible notes was fully converted into common stock; however, the related common shares had not been issued as of December 31, 2025.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series	7th	8th
Type	Convertible Notes	Convertible Notes
Issuance amount ($)	15,789,474	1,040,480
Coupon rate (%)	0%	18%
Issuance date	2025-07-11	2025-11-13
Maturity date	2027-07-12	2026-02-13
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date at their outstanding principal amount together with accrued interest at 18% per annum, provided that no early redemption has occurred.
Conversion price

●

The conversion price in effect on any Conversion Date shall be equal to $4.40, subject to adjustment as provided herein (the “Conversion Price”).

●

General. Subject to Sections 4(d) and 5(i), at any time after the Original Issue Date, the Holder may, at the Holder’s option, convert (each, an “Alternate Conversion”, and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, each, an “Alternate Conversion Amount”) into Ordinary Shares at a conversion price equal to 92% of the lowest VWAP in the ten (10) Trading Days prior to the applicable Alternate Conversion Date (the “Alternate Conversion Price”).

●

The Payee shall have the right, in its sole and absolute discretion, at any time, to convert all or any part of the outstanding amount under this Note into fully paid and non-assessable shares of K Wave’s ordinary shares, par value $0.001 per share, or any sharesof capital stock or other securities of the Maker into which such ordinary shares shall hereafter be changed or reclassified (the “Conversion Shares”) at the conversion price (the “Conversion Price”) as provided herein

●

The Conversion Price shall equal the 85% of the volume weighted average price of the lowest closing price of K Wave’s ordinary shares, par value $0.001 per share during the preceding five (5) Trading Day period ending on the latest complete Trading Dayprior to the conversion date. “Trading Day” shall mean any day on which the Conversion Shares is tradable for any period on Nasdaq,the OTC Pink or on other principal securities exchange, market place, or other securities market on which the Conversion Shares is being traded.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33. Non-controlling interests

A.	Summary of financial statements

Summary of financial statements of the Company’s subsidiaries that has material non-controlling interests, before any intercompany transaction eliminations for the year ended December 31, 2025 is as follows:

		Play F&B Co., Ltd.	LAMP	Bidangil	Apeitda	Anseilen	Solaire
		(In thousands of Korean Won)
NCI percentage		32.90%	48.72%	46.32%	49.00%	49.00%	5.00%
Current assets	₩	2,045,475	1,138,776	1,911,132	611,118	2,042,121	2,431,728
Non-current assets		7,963,314	2,101,926	573,171	720,489	541,668	1,464,256
Current liabilities		12,448,502	3,071,754	243,386	442,179	1,722,416	5,613,579
Non-current liabilities		5,549,987	913,434	45,445	368,632	2,210,221	109,154
Net assets		(7,989,700)	(744,486)	2,195,472	520,796	(1,348,848)	(1,826,749)
Revenue		12,323,986	5,971,517	586,554	26,033	13,916,681	745,138
Profit (loss)		(2,243,682)	(1,079,108)	(700,970)	(317,513)	(776,392)	(3,012,058)
OCI		69,964	8,815	-	11,923	10,781	209,730
Total comprehensive income		(2,173,718)	(1,070,293)	(700,970)	(305,590)	(765,611)	(2,802,328)
Cash flows from operation activities		234,619	(442,877)	(890,230)	11,204	(26,482)	(748,096)
Cash flows from investment activities		(23,611)	492,090	112,402	16,986	(72,195)	(2,306,301)
Cash flows from financing activities		(126,230)	(287,064)	(110,236)	220,000	-	3,103,355
Effect of exchange rate changes on cash and cash equivalents		-	-	-	(87)	-	-
Net increase(decrease) in cash and cash equivalents	₩	84,778	(237,851)	(888,064)	248,103	(98,677)	48,958

Summary of financial statements of the Company’s subsidiary that has material non-controlling interest, before any intercompany transactions eliminations for the year ended December 31, 2024 is as follows:

		Play F&B Co., Ltd.
		(In thousands of Korean won)
NCI percentage		32.90%
Current assets	₩	1,623,260
Non-current assets		15,973,466
Current liabilities		10,443,166
Non-current liabilities		8,946,049
Net assets		(1,792,489)
Revenue		14,630,426
Profit (loss)		(3,101,420)
OCI		44,084
Total comprehensive income	₩	(3,057,335)
Cash flows from operation activities		568,367
Cash flows from investment activities		(293,624)
Cash flows from financing activities		(375,958)
Net increase(decrease) in cash and cash equivalents	₩	(101,215)

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of financial statements of the Company’s subsidiary that has material non-controlling interest, before any intercompany transactions eliminations for the year ended December 31, 2023 is as follows:

		Play F&B Co., Ltd.
		(In thousands of Korean won)
NCI percentage		32.90%
Current assets	₩	1,873,566
Non-current assets		21,776,729
Current liabilities		6,838,358
Non-current liabilities		15,859,171
Net assets		952,766
Revenue		17,709,332
Profit (loss)		(1,140,267)
OCI		109,558
Total comprehensive income	₩	(1,030,709)
Cash flows from operation activities		(94,618)
Cash flows from investment activities		(860,374)
Cash flows from financing activities		480,119
Net increase(decrease) in cash and cash equivalents	₩	(474,873)

B.	Movement in NCI

Movement in NCI for the year ended December 31, 2025 is as follows:

		Play F&B Co., Ltd.	LAMP	Bidangil	Apeitda	Anseilen	Solaire	Total
		(In thousands of Korean won)
Net assets attributable to NCI at beginning of the year	₩	(590,774)	-	-	-	-	-	(590,774)
Acquisition Merger		-	732,249	1,715,156	404,930	(285,787)	48,779	2,615,327
Profit allocated to NCI		(694,822)	(603,536)	(379,913)	(155,582)	(380,432)	(152,677)	(2,366,962)
OCI allocated to NCI		22,996	4,295	-	5,843	5,283	10,486	48,903
Net assets attributable to NCI at the end of the year		(1,262,600)	133,008	1,335,243	255,191	(660,936)	(93,412)	(293,506)

Movement in NCI for the year ended December 31, 2024 is follows:

		Play F&B Co., Ltd.
		(In thousands of Korean won)
Net assets attributable to NCI at beginning of the year	₩	411,556
Profit allocated to NCI		(1,016,820)
OCI allocated to NCI		14,490
Net assets attributable to NCI at the end of the year	₩	(590,774)

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement in NCI for the year ended December 31, 2023 is follows:

		Play F&B Co., Ltd.
		(In thousands of Korean won)
Net assets attributable to NCI at beginning of the year	₩	720,382
Profit allocated to NCI		(344,836)
OCI allocated to NCI		36,011
Net assets attributable to NCI at the end of the year	₩	411,556

34. Leases

A.	Leases as lessee

The Company leases buildings and vehicles. The leases typically run for a period of 1 ~ 5 years, with an option to renew or terminate the lease after that date. The Company also leases water purifiers, copy machines, and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these leases. Information about leases for which the Company is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property and equipment.

Details of right-of-use assets recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Acquisition price)
Buildings	₩	8,627,880	13,168,074
Vehicles		643,839	548,856
Total	₩	9,271,719	13,716,930

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Accumulated depreciation)
Buildings	₩	(3,904,631)	(4,895,688)
Vehicles		(314,908)	(169,795)
Total	₩	(4,219,539)	(5,065,483)

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Accumulated impairment loss)
Buildings	₩	(369,280)	(216,464)
Total	₩	(369,280)	(216,464)

		December 31, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Net book value)
Buildings	₩	4,353,969	8,055,922
Vehicles		328,931	379,061
Total	₩	4,682,900	8,434,983

Changes in right-of-use assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025
		Building	Vehicles	Total
		(In thousands of Korean won)
Beginning balance	₩	8,055,922	379,061	8,434,983
Changes in scope of consolidation		444,530	84,364	528,894
Depreciation		(1,487,781)	(135,951)	(1,623,732)
Acquisitions		450,810	1,802	452,612
Transfer		(1,903,601)	(49,493)	(1,953,094)
Impairment loss		(152,816)	-	(152,816)
Lease termination		(1,193,957)	(694)	(1,194,651)
Lease modification		140,862	49,843	190,705
Ending balance	₩	4,353,969	328,931	4,682,900

		2024
		Building	Vehicles	Total
		(In thousands of Korean won)
Beginning balance	₩	9,268,936	156,885	9,425,821
Depreciation		(1,307,211)	(96,847)	(1,404,058)
Acquisitions		56,020	363,914	419,934
Transfer		2,385,812	-	2,385,812
Impairment loss		(216,464)	-	(216,464)
Lease termination		(527,731)	(44,891)	(572,622)
Lease modification		(1,603,440)	-	(1,603,440)
Ending balance	₩	8,055,922	379,061	8,434,983

		2023
		Building	Vehicles	Total
		(In thousands of Korean won)
Beginning balance	₩	14,941,069	148,502	15,089,571
Depreciation		(1,627,945)	(76,136)	(1,704,081)
Acquisitions		489,855	88,554	578,409
Transfer		(3,483,371)	(1)	(3,483,372)
Lease termination		(1,009,424)	-	(1,009,424)
Lease modification		(41,248)	(4,034)	(45,282)
Ending balance	₩	9,268,936	156,885	9,425,821

ii.	Amounts recognized in profit or loss

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in profit or loss for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Interest expense from lease liabilities (included in finance cost)	₩	543,208	851,543	1,047,738
Expense from short-term leases		2,330,519	17,763	6,268
Expense from leases of low-value assets excluding short-term leases		19,204	16,083	16,889
Gains on disposal of right-of-use assets		461,212	131,193	1,042,833
Expense from variable lease payments not included in the measurement of lease liabilities		229,313	398,671	853,983
Impairment loss on right-of-use asset		152,816	964,626	2,246

iii.	Amounts recognized in statement of cash flows

Amounts recognized in statements of cash flows for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Total cash outflows of leases	₩	5,177,970	2,947,475	3,536,265

iv.	Extension options

Some property leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there are a significant event or significant changes in circumstances within its control.

v.	Variable lease payments

The Company has entered into a contract to pay revenue-based rent payment for several lease agreements. If the revenue of the store that entered into the contract increase, the rent to be paid may proportionally increase. According to the contract, it is expected that 9 to 18% of sales will be paid.

B.	Leases as lessor

i.	Operating lease

The Company leases out its investment property consisting of its leased property.

The Company has classified these leases as operating leases because they do not transfer substantially all the risk and rewards incidental to the ownership of the assets. Note 10 sets out information about the operating leases of investment property.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rental income recognized by the Company during the year ended December 31, 2025 was Korean Won 472,235 thousand (2024: Korean Won 808,123 thousand).

Maturity analysis of lease payments, showing the undiscounted lease payments to be received after December 31, 2025 and 2024 as follows:

		2025	2024
		(In thousands of Korean won)
Less than 1 year	₩	737,004	59,315
1 ~ 2 years		441,324	-
Total	₩	1,178,328	59,315

35. Commitments

A.	Key commitments

Key commitments the Company has entered into with financial institutions and others as of December 31, 2025 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
Industrial Bank of Korea	Small and medium-sized enterprise financing (*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		400,000	400,000
Woori Bank	Corporate operating borrowings (*5)		490,000	490,000
Woori Bank	Corporate operating borrowings (*6)		800,000	785,000
KB Kookmin Bank	Overdraft loan (*7)		300,000	277,687
MG Community Credit Cooperatives	Corporate operating borrowings (*8)		3,000,000	3,000,000
Total		₩	8,990,000	6,952,687

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by Cho HyeongSeok, CEO of Play Company.
(*2)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by Jung BoRam, CEO of Play F&B Co., Ltd.
(*3)	The Company is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*4)	The Company is provided a building as collateral of Korean Won 480,000 thousand for the borrowings by Jung BoRam, CEO of Play F&B Co., Ltd.
(*5)	The Company has received a payment guarantee of Korean Won 441,000 thousand from Korea Credit Guarantee Fund as of December 31, 2025.
(*6)	The Company is provided a joint guarantee of Korean Won 960,000 thousand by Park, UnKyoung, CEO of the LAMP as of December 31, 2025.
(*7)	The Company is provided a joint guarantee of Korean Won 330,000 thousand by Choi, PyeungHo, CEO of Solaire as of December 31, 2025.
(*8)	The Company is provided a joint and several guarantee of Korean Won 3,600,000 thousand by Choi, PyeungHo, CEO of Solaire as of December 31, 2025. Also land and buildings owned by unrelated third parties, with a pledged amount of Korean Won 3,000,000 thousand are provided as collateral for the secured borrowings.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cho HyeongSeok, CEO of Play Company provides a joint guarantee for the vehicle lease to Mirae Asset Securities as of December 31, 2025.

The Company has a credit limit of Korean Won 3,730,740 thousand under an unsecured borrowing agreement, maturing on May 13, 2026. As of December 31, 2025, Korean Won 318,683 thousand has been utilized under this facility. Unused portions of these credit facilities remain available to the Company.

Key commitments the Company has entered into with financial institutions and others as of December 31, 2024 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
Industrial Bank of Korea	Small and medium-sized enterprise financing (*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*5)		100,000	18,720
Industrial Bank of Korea	Small and medium-sized enterprise financing (*6)		400,000	400,000
Shinhan Bank	Revolving credit (*7)		500,000	-
Total		₩	5,500,000	2,918,720

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by Cho HyeongSeok, CEO of Play Company.
(*2)	The Company is provided a joint guarantee of Korean Won 458,526 thousand by Cho HyeongSeok, CEO of Play Company. Also, the Company provides intellectual property (IP) rights of Korean Won 676,000 thousand as collateral for the borrowing.
(*3)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by Cho HyeongSeok, CEO of Play Company.
(*4)	The Company is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*5)	The Company provides Korean Won 113,874 thousand of machinery as collateral for the borrowing.
(*6)	The Company is provided a building as collateral of Korean Won 480,000 thousand for the borrowings by Jung BoRam, CEO of Play F&B Co., Ltd.
(*7)	The Company is provided a joint guarantee of Korean Won 600,000 thousand by Cho HyeongSeok, CEO of Play Company.

Cho HyeongSeok, CEO of Play Company provides a joint guarantee for the vehicle lease to Mirae Asset Securities as of December 31, 2024.

B.	Shareholders’ agreement in relation to the Share Purchase Agreement of Play Company Co., Ltd.

The Company entered into a Share Purchase Agreement on March 31, 2023 (which became effective on January 3, 2025) with the Cho, Hyungseok, CEO of Play Company Co., Ltd. The agreement includes option rights and earn-out provisions as follows:

	Equity Price Protection Right	Earn-out
Exercise right holder	Cho, Hyungseok (CEO of Play Company Co., Ltd.)	Cho, Hyungseok (CEO of Play Company Co., Ltd.)

Exercise right obligor	Buyer (K Enter)	Buyer (K Enter)

Object of exercise	KWM shares received as a compensation (listed on Nasdaq)	Additional purchase price adjustment based on Play Company’s average net profit for FY2023–FY2025

Exercise period	During 3 months following 6-month lock-up expiration	Settlement due on Jan 31, 2027 and Jan 31, 2028

Exercise price / Settlement basis	Buyer to compensate Seller for any shortfall if shares sold below initial value; adjusted for gains realized/distributable up to December 31, 2026.	If the achievement rate is less than 75% or greater than 125% of the target of Korean Won 16.14 billion, the settlement amount will be calculated as the achieved percentage multiplied by Korean Won 9.05 billion. If the achievement rate falls between 75% and 125%, the settlement amount will be a fixed Korean Won 9.05 billion per year.

As of December 31, 2025, liabilities related to Equity Price Protection Right, Earn-out provision (which are classified as long-term payables in the Consolidated financial statements) amount to Korean Won 25,884,322 thousand, Korean Won 1,410,054 thousand.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.	Standby Equity Purchase Agreement (“SEPA”)

On June 3, 2025, the Company entered into a Standby Equity Purchase Agreement with Bitcoin Strategic Reserve LLC. Under the SEPA, the Company has the right, but not the obligation, to direct Bitcoin Strategic Reserve LLC to purchase, from time to time during a commitment period of 36 months from the effective date, newly issued ordinary shares of the Company having an aggregate purchase price of up to $500 million (the “Commitment Amount”). The purchase price for the ordinary shares to be issued under the SEPA is based on 97.5% of the volume weighted average price of the Company’s ordinary shares during the applicable pricing period, subject to a minimum acceptable price as determined by the Company. Bitcoin Strategic Reserve LLC’s’s ownership of the Company’s ordinary shares is limited to 4.99% at any time, and issuances under the SEPA are further subject to the 19.99% cap under Nasdaq listing rules unless shareholder approval is obtained. In connection with the execution of the SEPA, the Company agreed to pay Bitcoin Strategic Reserve LLC a structuring fee of $25,000 and to issue a certain number of commitment shares as consideration. The SEPA also requires the Company to maintain an effective registration statement with the SEC covering the resale of the ordinary shares issued thereunder. The SEPA may be terminated earlier upon mutual consent, upon full utilization of the Commitment Amount, or by the Company with prior notice, provided certain conditions are satisfied.

As of December 31, 2025, no ordinary shares was issued under SEPA.

D.	Guarantees by individuals

Details of guarantees provided by individuals other than related parties as of December 31, 2025 are as follows:

Guaranteed by	Details of guarantee		Guarantee limit
			(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	560,650
Seoul Guarantee Insurance Company	Performance guarantee, etc.		1,840,200
Korea credit guarantee fund	Loan guarantee		900,000
Korea credit guarantee fund	Loan guarantee		441,000
Total		₩	3,741,850

Details of guarantees provided by individuals other than related parties as of December 31, 2024 are as follows:

Guaranteed by	Details of guarantee		Guarantee limit
			(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	814,371
Korea credit guarantee fund	Loan guarantee		900,000
Total		₩	1,714,371

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

E.	List of assets provided as collateral

List of assets that the Company provided as collateral as of December 31, 2025 and December 31, 2024 are as follows:

	Counterparty receiving the collateral	usage restrictions		December 31, 2025	December 31, 2024
				(In thousands of Korean won)
Short-term financial instruments	Industrial Bank of Korea	Provided as collateral for employee loans (*)	₩	400,000	300,000

(*1)	The Company provided a joint guarantee of Korean Won 330,000 thousand as of December 31, 2025 (December 31, 2024 Korean Won 231,000 thousand)

F.	Investment Agreement and Share Acquisition Commitments

i.	Investment agreements

The outstanding balances of contributions according to the investment agreements as of December 31, 2025 are as follows:

December 31, 2025		Total amount of investment agreement	Cumulative investment	Outstanding Balance
		(In thousands of Korean won)
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.1	₩	200,000	200,000	-
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		220,000	154,000	66,000
Solaire Culture Plus Fund		300,000	300,000	-
Solaire Main Movie Fund		300,000	300,000	-
Total	₩	1,020,000	954,000	66,000

ii.	Share acquisition of Rabbit Walk Inc

In August 2025, the Company signed on a contract to acquire 55% controlling interest in Rabbit Walk Inc. (“Rabbit Walk”) through a share exchange transaction for total consideration of Korean Won 9,075,000 thousand. Pursuant to the share purchase agreement, the Company is subject to a contingent consideration arrangement under which it may be required to issue additional common shares if Rabbit Walk achieves specified consolidated operating income thresholds for either the 2025 or 2026 fiscal year. If such performance conditions are satisfied, the Company would be obligated to issue additional shares with a value equivalent to the initial consideration. In addition, the Company has agreed to negotiate in good faith with the existing shareholders of Rabbit Walk for a potential acquisition of the remaining 45% equity interest by December 31, 2026. As of December 31, 2025, no binding agreement has been executed with respect to such remaining interest, and the terms and structure of any future transaction remain subject to further negotiation.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

iii.	Share acquisition agreement with HANSOL Holdings Co., Ltd. and others

In December 2025, the Company signed on a share purchase agreement with HANSOL Holdings Co., Ltd., as the lead seller, and certain other individual shareholders to acquire a total of 5,864,088 shares of HANSOL INTICUBE Co., Ltd. for an aggregate purchase price of Korean Won 15,000,337 thousand. As of December 31, 2025, the Company has paid a deposit of Korean Won 3,000,067 thousand, and the remaining balance of Korean Won 12,000,270 thousand remains payable upon completion of the transaction. The agreement includes provisions regarding the handling of the deposit upon termination. In the event of termination attributable to the Company, the deposit may be forfeited as liquidated damages. In the event of termination attributable to the sellers, the sellers are required to return an amount equal to twice the deposit. In other cases of termination, the deposit and any accrued interest are to be returned to the Company. The agreement also contains customary representations and warranties, indemnification provisions, and confidentiality obligations. In addition, certain material contracts of HANSOL INTICUBE Co., Ltd. may provide counterparties with termination or cancellation rights in connection with the consummation of the transaction. As of December 31, 2025, the Company remains subject to the rights and obligations under the agreement, including potential obligations related to indemnification and deposit arrangements. The ultimate outcome of such matters cannot be reasonably estimated at this time.

G.	Other commitments and settlements of liabilities

Previously, Global Star, which was dissolved following the merger with KWM on May 13, 2025, was originally obligated to pay USD $3,220,000 in deferred underwriting commission to EF Hutton LLC (Currently, D-Boral Capital LLC(“D Boral”),) pursuant to an agreement dated September 19, 2022. This liability was subsequently restructured on November 5, 2024, through a Satisfaction and Discharge of Indebtedness Agreement. The settlement included the following:

1)	a partial cash payment of USD $500,000 (Remaining balance of USD 350,000 (Korean Won 502,215 thousand) is included in trade and other payables as of December 31, 2025)

2)	the issuance of 50,000 ordinary shares valued at USD $500,000 (Remaining balance of Korean Won 56,119 thousand is included in current derivatives liabilities as of December 31, 2025)

3)	and the settlement of USD $2,000,000 through a non-recourse promissory note. Remaining balance of USD $1,500,000 (Korean Won 2,152,350 thousand) is included in short term borrowings as of December 31, 2025)

4)	the remaining balance of USD $220,000 (Korean Won 309,850 thousand) was recognized as a gain on debt forgiveness.

Previously, K Enter, which was acquired following the merger with KWM on May 13, 2025, was obligated to pay USD $2,218,541.80 in legal fees to Loeb & Loeb LLP for DeSPAC-related services under an engagement letter dated April 24, 2023. This obligation was modified by a Fee Deferral Agreement entered into on May 13, 2025. Under the new terms, the Company paid USD $1,000,000 in cash during the current period and settled the remaining USD $1,218,541.80 with a short-term promissory note that accrues interest at 7% per annum and matures on November 13, 2025. Subsequently, on December 3, 2025, the Company (K Enter Holdings, Inc. and K Wave Media, Ltd.) entered into a Convertible Promissory Note with Loeb & Loeb LLP pursuant to Section 3(a)(9) of the Securities Act in exchange for the existing promissory note in the amount of USD $1,218,541.80, and the principal amount of the new note was adjusted to USD $1,040,479.75. The note bears interest at 18% per annum and matures on February 13, 2026, and the holder has the right to convert all or a portion of the outstanding amount into ordinary shares of K Wave Media, Ltd.

As of December 31, 2025, the remaining balance of Korean Won 1,523,573 thousand is included in Convertible Note, in relation to promissory note.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

H.	Legal Proceeding

As of December 31, 2025, the injunction lawsuit that had been reported as a subsequent event, in which the Company had been involved as a defendant, seeking to suspend the effectiveness of a contract termination, was dismissed on May 27, 2025, and concluded at the first instance accordingly. Subsequently, the Company filed a new lawsuit with the Seoul Central District Court against the counterparty for confirmation of contract termination and damages. The Company is involved in the new proceeding as a plaintiff, and the total claimed amount is Korean Won 100,000 thousand.

In January 2026, the court entered an adverse judgment against the Company in litigation with RBDK Co., Ltd. (“RBDK”) relating to the early termination of a building lease agreement originally entered into on May 1, 2022 and scheduled to expire on May 1, 2027, and ordered the Company to pay Korean Won 720,628 thousand including the interest. In connection with the lease commencement, the Company received a Tenant Improvement allowance of Korean Won 1,076,100 thousand. Following the termination of the lease, RBDK has initiated a claim for the return of the allowance. Based on an assessment of the remaining lease term and consultation with legal counsel, management has determined that the Company is more likely than not to be required to settle part of the claim. As of December 31, 2025, the Company has recognized a litigation provision of Korean Won 720,628 thousand in its consolidated financial statements, representing the estimated outflow of resources required to settle the obligation.

I.	Share Purchase Agreements with Key Shareholders

In December 2025, K Enter Holdings Inc. (“K Enter”), a wholly owned subsidiary of the Company, entered into Share Purchase Agreements (the “Purchase Agreements”) with certain key shareholders and co-founders of the Company (the “Key Shareholders”). Under the terms of the Purchase Agreements, K Enter agreed to purchase an aggregate of 4,767,494 ordinary shares from the Key Shareholders for an aggregate purchase price of $2,002,347.48 ($0.42 per share). The payment terms for the purchase price are as follows:

●	Initial Payment: 10% of the purchase price, or $200,234.75(Korean Won 287,317 thousand), was paid upon the execution of the Purchase Agreements in December 2025.

●	Remaining Commitment: The remaining 90% of the purchase price, amounting to $1,802,112.73, is scheduled to be paid to the Key Shareholders on June 30, 2026.

As of December 31, 2025, the Company’s remaining obligation under the Purchase Agreements was $1,802,112.73, which is scheduled to be paid on June 30, 2026.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36. Statement of Cash flows

Adjustments for income and expenses from operating activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Depreciation	₩	2,649,937	2,817,673	2,921,232
Amortization		600,074	356,010	362,800
Impairment loss on property and equipment		152,816	964,626	2,246
Bad debt expenses		404	297,162	171,561
Losses on valuation of short-term investment securities		2,388,883	-	-
Other bad debt expenses		594,481	347,419	-
Losses on disposal or retirement of property and equipment		781,522	329,882	31,975
Losses on valuation of long-term investment securities		9,136	60,275	12,395
Losses on disposal of long-term investment securities		2,132,188	-	-
Impairment loss on Intangible assets		2,897,920	-	-
Impairment loss on goodwill		129,071,743	-	-
Losses on disposal of short-term investment securities		5,917	-	-
Inventory valuation loss (reversal)		(66,530)	1,578,040	(397,995)
Unrealized losses on foreign currency transaction		874,296	6,447	26,064
Losses on disposal of short-term borrowings		317,625
Interest expenses		3,904,290	1,257,378	1,385,142
Miscellaneous expenses		220	-	-
(Reversal of) Share-based compensation expenses		25,636,854	(180,127)	(25,758)
Gains on valuation of warrants		(16,622,386)	-	-
Listing expenses		25,075,227	-	-
Severance Benefits		789,084	394,173	545,880
Losses on valuation of derivative instruments		1,710,264	-	-
Income tax expense (benefit)		435,086	(747,380)	760,779
Loss from investments in associates		10,413	-	-
Investment expenses		18,778	-	-
Losses on valuation of short-term financial instruments		-	-	6
Losses on valuation of long-term financial instruments		889	115	8,717
Loss on initial recognition of FVPL liabilities		26,228,276	-	-
Dividend income		(2,613)	(1,463)	(1,462)
Miscellaneous income		(2,573)	-	-
Gain on valuation of derivative instruments		(860,353)	-	-
Gains on valuation of long-term financial instruments		(9,192)	(6,368)	(7,241)
Reversal of loss on valuation of long-term investments		(6,536)	-	-
Investment revenue		(2,142)	-	-
Project settlement gain		(904)	-	-
Gain on debt forgiveness		(309,849)	-	-
Gain from investments in associates		(5,902)	-	-
Gains from merger		(8,509)	-	-
Gains on valuation of short-term investment securities		(208,737)	-	-
Reversal of other bad debt expenses		(154,953)	-	-
Gains on valuation of short-term financial instruments		-	(33)	(55)
Unrealized gains on foreign currency transaction		(120,693)	(88,458)	(376,295)
Gains on disposal of right-of-use assets		(461,212)	(131,193)	(1,042,833)
Gains on disposal of property, plant and equipment		(2,113)	(6,100)	(928)
Gains on disposal of short-term loans		-	-	(12,819)
Gains on disposal of long-term loans		-	-	(622,539)
Interest income		(407,595)	(287,285)	(406,933)
Gains on valuation of long-term investment securities		(78,955)	(149,926)	(116,900)
Gains on valuation of FVPL liabilities		(5,559,061)	-	-
Total	₩	201,395,515	6,810,867	3,217,039

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in assets and liabilities from operating activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Other non-current non-financial assets	₩	(118,649)	698,657	-
Other current non-financial assets		578,126	54,560	(2,708,583)
Accounts receivable — trade, net		4,989,162	(2,665,062)	7,951,197
Accounts receivable — other, net		939,918	(346,964)	(303,948)
Trade and other payables		(8,056,159)	(447,975)	(19,972,438)
Inventories, net		(727,447)	(1,971,804)	3,329,293
Contract liabilities		646,601	-	-
Value added tax receivables		9,462	145,204	1,965,135
Value added tax payables		(20,715)	-	-
Other current liabilities		128,352	593,949	299,334
Other non-current financial assets		100,000	-	-
Liabilities due to payment of benefits		(316,267)	(496,920)	(658,367)
Contract assets		643,945	-	-
Long-term investment securities		(2,449,482)	-	-
Payments for Investments in associates		(66,000)	-	-
Proceeds from Investments in associates		47,892	-	-
Other current provisions		(17,170)	-	-
Other non-current liabilities		1,397,592	-	-
Total		(2,290,839)	(4,436,355)	(10,098,377)

Significant non-cash transactions for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Reclassification of long-term borrowings	₩	-	2,218,720	24,960
Reclassification of non-current lease liabilities		1,648,651	1,744,031	1,911,047
Increase in Lease liabilities		414,622	364,731	612,220
Offset of loans		-	42,000	14,804,782
Reclassification of Investment properties		1,953,094	2,360,275	3,483,371
Reclassification of long-term investment securities		490,680	-	-
Conversion of convertible bonds		10,570,818	-	-
Recognition of restoration provision		10,352	-	26,833
Transfer of construction in progress		6,062	-	9,950
Offset of other receivables		-	-	646,380
Loan reassignment: Involvement of the Parent company’s CEO		-	-	2,900,000
Payables related to the acquisition of treasury shares		-	-	1,000,000
Reclassification of long-term borrowings to capital surplus		791,950	-	-

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

		Borrowings	Convertible notes	Lease liabilities	Total
Balance at 1 January 2023	₩	2,568,640	-	17,403,492	19,972,132
Changes from financing cash flows
Proceeds from borrowings		130,000	-	-	130,000
Repayment of borrowings		(24,960)	-	-	(24,960)
Payment of lease liabilities		-	-	(1,617,756)	(1,617,756)
Receipt of lease deposits		-	-	-	-
Total	₩	105,040	-	(1,617,756)	(1,512,716)
Other changes
Borrowing assumed (*1)		2,900,000	-	-	2,900,000
Present value discount		(282,734)	-	-	(282,734)
New leases		-	-	612,220	612,220
Lease termination / lease modification		-	-	(1,889,447)	(1,889,447)
Interest expense		72,055	-	1,047,738	1,119,793
Interest paid		-	-	(1,047,738)	(1,047,738)
Total	₩	2,689,321	-	(1,277,227)	1,412,094
Balance at 31 December 2023	₩	5,363,001	-	14,508,509	19,871,510
Balance at 1 January 2024	₩	5,363,001	-	14,508,509	19,871,510
Changes from financing cash flows
Proceeds from borrowings		870,000	-	-	870,000
Repayment of borrowings		(418,960)	-	-	(418,960)
Payment of lease liabilities		-	-	(1,663,415)	(1,663,415)
Receipt of lease deposits		-	-	-	-
Repayment of lease deposits		-	-	-	-
Total	₩	451,040	-	(1,663,415)	(1,212,375)
Other changes
Offset of loans		(42,000)	-	-	(42,000)
Present value discount		100,915	-	-	100,915
New leases		-	-	364,731	364,731
Lease termination / lease modification		-	-	(2,120,588)	(2,120,588)
Interest expense		-	-	851,543	851,543
Interest paid		-	-	(851,543)	(851,543)
Total	₩	58,915	-	(1,755,857)	(1,696,942)
Balance at 31 December 2024	₩	5,872,956	-	11,089,238	16,962,194
Balance at 1 January 2025	₩	5,872,956	-	11,089,238	16,962,194
Changes from financing cash flows
Proceeds from borrowings		9,742,333	25,572,796	-	35,315,129
Repayment of borrowings		(3,429,014)	-	-	(3,429,014)
Payment of lease liabilities		-	-	(2,055,725)	(2,055,725)
Receipt of lease deposits		-	-	-	-
Reclassification		-	1,208,196	-	1,208,196
Total	₩	6,313,319	26,780,992	(2,055,725)	31,038,587
Other changes
Changes in scope of consolidation		5,861,311	3,920,244	361,690	10,143,245
Foreign exchange differences		(691,248)	348,309	(1,955)	(344,894)
Conversion of Convertible Bonds to Common Stock		-	(8,045,803)	-	(8,045,803)
Other non-cash transactions		(1,504,194)	10,929,831	-	9,425,637
New leases		-	-	414,622	414,622
Lease termination / lease modification		-	-	(1,836,600)	(1,836,600)
Interest expense		131,318	259,508	538,378	929,204
Interest paid		-	-	(538,378)	(538,378)
Gains on Valuation of FVPL		-	(5,559,062)	-	(5,559,062)
Total	₩	3,797,187	1,853,028	(1,062,243)	4,587,972
Balance at 31 December 2025	₩	15,983,462	28,634,020	7,971,269	52,588,751

(*1)	Prior to 2023, the Parent Company granted a loan amounting to Korean Won 1,700,000 thousand to its subsidiary. Upon consolidation, this intercompany transaction was offset. During 2023, the obligation, along with a new loan of Korean Won 1,200,000 thousand borrowed by the subsidiary within the year, was transitioned to Cho Hyeong Seok, CEO of the Parent Company. This reallocated liability is presented as “borrowing assumed”, denoting a change in debtor, not the origination of a new loan.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

37. Related parties

A.	List of related parties

List of related parties as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Other related parties	FF Company Co., Ltd.	FF Company Co., Ltd.
Other related parties	-	OURcoffee Gangnamjum
Other related parties	SecondPlan Co.,Ltd.	SecondPlan Co.,Ltd.
Other related parties	ThirdPlan Co., Ltd.	ThirdPlan Co., Ltd.
Other related parties	- (*1)	PLAYVERSE Co., Ltd.
Other related parties	Studio Cuat. Co., Ltd.	Studio Cuat. Co., Ltd.
Other related parties	Beacon Holdings, Inc	Beacon Holdings, Inc
Other related parties	Falling starlight	-
Other related parties	Pluto Co., Ltd.	-
Other related parties	Dominico Inc.	-
Other related parties	JS CO., LTD.	-
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.1 (*2)	-
Associates	Solaire Culture Plus Fund	-
Associates	Solaire Main Movie Fund	-
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2	-
Other related parties	Bluefire Studio Co., Ltd	-
Other related parties	Shining park Co., Ltd.	-
Other related parties	Its story Co., Ltd.	-
Other related parties	Lodestar USA, Inc.	-
Other related parties	Global Star Acquisition I, LLC	-
Other related parties	Global Fund LLC	-
Other related parties	Innocus Global Group Pte, Ltd.,	-
Other related parties	XENO INVESTMENT ASIA INC	-
Other related parties	JVC INC	-
Other related parties	GF KOREA Co., Ltd	-
Other related parties	Naviator Global Holdings LLC	-
Other related parties	EQ Investment Inc.	-

(*1)	Play Company Co., Ltd. obtained control over Playverse Co., Ltd. through a share transfer arrangement, resulting in its exclusion from other related parties.
(*2)	It was dissolved during the current period and is currently undergoing liquidation procedures.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B.	Transactions with related parties

Details of transaction with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

			2025
Related party	Name of entity		Revenue	Finance income	Purchases	Finance Costs
			(In thousands of Korean won)
Other related parties	FF Company	₩	9,396,922	-	195,370	-
Other related parties	SecondPlan		37,869	18,751	3,091	-
Other related parties	ThirdPlan		-	-	-	7,544
Other related parties	Studio Cuat		16,500	1,978	44,900	-
Other related parties	Beacon Holdings		-	24,147	-	97
Key management personnel	Cho Hyeong seok		-	109,764	-	2,562,581
Other related parties	Falling starlight		(14,598)	-	-	-
Key management personnel	Park, Un Kyoung		-	427	-	-
Other related parties	Yun, In Beom		-	5,230	-	-
Other related parties	Kim, Su Jin		-	4,991	-	-
Key management personnel	Jung, Byung Gil		-	-	-	1,248
Other related parties	Its story Co., Ltd.		-	-	852,915	-
Key management personnel	Lee, Youngjae		14	-	-	22,557
Personnel with significant influence over the Company	Song, Hyo Jeong		10	-	-	-
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.1		271	-	-	-
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		491,152	-	10,413	-
Associates	Solaire Culture Plus Fund		78,975	-	2,388,883	-
Associates	Solaire Main Movie Fund		166,363	-	-	-
Other related parties	GF KOREA Co., Ltd		-	-	40,000	-
Other related parties	Innocus Global Group Pte, Ltd.,		-	423,936	-	146,470
Total		₩	10,173,478	589,224	3,535,572	2,740,497

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			2024
Related party	Name of entity		Revenue	Finance income	Purchases	Finance Costs
			(In thousands of Korean won)
Other related parties	FF Company	₩	8,785,673	-	556,469	-
Other related parties	SecondPlan		31,833	15,274	-	913
Other related parties	ThirdPlan		-	-	60,317	7,332
Other related parties	Studio Cuat		38,645	1,978	248,660	-
Other related parties	Beacon Holdings		-	7,613	-	-
Key management personnel	Cho Hyeong Seok		-	100,915	-	234,315
Key management personnel	Jung Bo Ram		-	-	-	-
Total		₩	8,856,151	125,780	865,446	242,560

			2023
Related party	Name of entity		Revenue	Finance income	Purchases	Finance Costs
			(In thousands of Korean won)
Other related parties	FF Company	₩	11,184,157	-	62,415	-
Other related parties	SecondPlan		15,052	3,041	-	-
Other related parties	ThirdPlan		-	-	-	2,435
Other related parties	Studio Cuat		251	194	527,864	-
Other related parties	Beacon Holdings		-	-	-	-
Key management personnel	Cho Hyeong Seok		-	151,624	-	176,597
Key management personnel	Jung Bo Ram		-	676,341	-	-
Total		₩	11,199,460	831,200	590,279	179,032

C.	Account balances with related parties

The balances of receivables and payables to related parties as of December 31, 2025 and 2024 are as follows:

			December 31, 2025
Related party	Name of entity		Receivables	Contract assets	Loans	Project investment
			(In thousands of Korean won)
Other related parties	FF Company	₩	1,936,400	-	-	-
Other related parties	SecondPlan		57,561	-	471,400	-
Other related parties	ThirdPlan		-	-	8,000	-
Other related parties	Studio Cuat		22,300	-	43,000	-
Other related parties	Beacon Holdings		31,760	-	535,000	-
Key management personnel	Cho Hyeong seok		20,445	-	-	-
Key management personnel	Jung Bo Ram		43,721	-	-	-
Other related parties	Falling starlight		20,000	-	136,054	300,000
Key management personnel	Park, Un Kyoung		1,817	-	9,969	-
Other related parties	Yun, In Beom		5,230	-	500,000	-
Other related parties	Kim, Su Jin		4,991	-	500,000	-
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		73,201	279,952	-	-
Associates	Solaire Culture Plus Fund		-	76,819	-	-
Associates	Solaire Main Movie Fund		-	160,747	-	-
Total		₩	2,217,426	517,518	2,203,423	300,000

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			December 31, 2025
Related party	Name of entity		Payables	Borrowings	Contract liabilities	Convertible Note
			(In thousands of Korean won)
Other related parties	Falling starlight	₩	-	-	75,506	-
Other related parties	Pluto Co., Ltd.		1,234,397	-	-	-
Key management personnel	Jung, Byung Gil		151,493	220,000	-	-
Key management personnel	Jung, Byung shik		135,245	-	-	-
Key management personnel	Lee, Youngjae		8,410	274,180	-	-
Personnel with significant influence over the Company	Song, Hyo Jeong		371	-	-	-
Key management personnel	Park, Jun Woo		4,655	-	-	-
Key management personnel	Shin, Kyung Soo		4,655	-	-	-
Other related parties	Global Star Acquisition I, LLC (*)		92,112	318,683	-	-
Other related parties	Innocus Global Group Pte, Ltd.,		796	-	-	2,956,091
Other related parties	ThirdPlan		17,311	164,000	-	-
Key management personnel	Cho Hyeong seok		66,348,605	5,408,608	-	-
Other related parties	FF Company		122,400	-	-	-
Other related parties	Studio Cuat		8,800	-	-	-
Other related parties	Beacon Holdings		97	-	-	-
Total			68,129,347	6,385,471	75,506	2,956,091

(*)	The Company has a credit limit of Korean Won 3,730,740 thousand under an unsecured borrowing agreement, maturing on May 13, 2026. Unused portions of these credit facilities remain available to the Company.

			December 31, 2024
Related party	Name of entity		Receivables	Loans	Payables	Borrowings
			(In thousands of Korean won)
Other related parties	FF Company	₩	1,934,166	-	230,698	-
Other related parties	SecondPlan		121,284	394,400	730	-
Other related parties	ThirdPlan		-	-	9,767	164,000
Other related parties	Studio Cuat		2,172	43,000	-	-
Other related parties	Beacon Holdings		7,613	225,000	-	-
Key management personnel	Cho Hyeong Seok		-	-	1,115,906	2,790,236
Key management personnel	Jung Bo Ram		43,721	-	-	-
Total		₩	2,108,956	662,400	1,357,101	2,954,236

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Financial transactions with related parties

Details of significant financial transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

			2025
Related party	Company		Loans	Collection	Borrowings	Repayment	Additional investment	Recovery of investment
			(In thousands of Korean won)
Other related parties	SecondPlan	₩	206,000	129,000	-	-	-	-
Other related parties	Beacon Holdings		420,000	110,000	82,000	82,000	-	-
Key management personnel	Cho Hyeong seok		-	-	3,280,000	-	-	-
Other related parties	ThirdPlan		-	1,000	-	-	-	-
Other related parties	Falling starlight		-	-	-	-	-	500,000
Key management personnel	Park, Un Kyoung		460	-	-	-	-	-
Other related parties	Yun, In Beom		500,000	-	-	-	-	-
Other related parties	Kim, Su Jin		500,000	-	-	-	-	-
Key management personnel	Jung, Byung Gil		-	-	220,000	-	-	-
Key management personnel	Lee, Youngjae		-	-	248,500	420,882	-	-
Associates	Solaire Culture Plus Fund		-	-	-	-	-	29,861
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.1		-	-	-	-	-	18,031
Associates	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		-	-	-	-	66,000	-
Other related parties	Global Star Acquisition I, LLC		-	-	568,887	473,598	-	-
Total		₩	1,626,460	240,000	4,399,387	976,480	66,000	547,892

			2024
Related party	Company		Loans	Collection (*1)	Borrowings	Repayment
			(In thousands of Korean won)
Other related parties	Second Plan (*1)	₩	449,500	120,000	355,000	313,000
Other related parties	ThirdPlan		-	-	80,000	46,000
Other related parties	Studio Cuat		19,500	19,500	-	-
Other related parties	Beacon Holdings		1,365,000	1,140,000	35,000	35,000
Total		₩	1,834,000	1,279,500	470,000	394,000

(*1)	Short-term borrowings and short-term loans of Korean Won 42,000 thousand were offset during the year ended December 31, 2024.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			2023
Related party	Company		Loans	Collection (*1)	Borrowings
			(In thousands of Korean won)
Other related parties	Second Plan	₩	1,136,900	1,030,000	-
Other related parties	ThirdPlan		-	-	130,000
Other related parties	Studio Cuat		43,000	-	-
Key management personnel	Cho Hyeong Seok (*2)		10,738,538	15,084,782	2,900,000
Key management personnel	Jung Bo Ram		-	2,905,000	-
Total		₩	11,918,438	19,019,782	3,030,000

(*1)	During 2023, the collection of loans related to Second Plan and Jung Bo Ram was due to a liability transfer to Cho Hyeong Seok, with no resulting cash inflows.
(*2)	During 2023, Play Company secured a loan of Korean Won 3,510,676 thousand from Cho Hyeong Seok. Cho Hyeong Seok then assumed obligations for loans amounting to Korean Won 7,227,862 thousand made by Play Company to third parties. Of this amount, Korean Won 2,900,000 thousand originally loaned by Play Company to Play F&B is now effectively a loan from Cho Hyeong Seok to Play Company and its subsidiary. In addition, Play Company received repayments of Korean Won 280,000 thousand, and an outstanding loan of Korean Won 14,804,782 thousand was offset against proceeds from the purchase of treasury share.

E.	Commitments with related parties

Commitments the Company has entered into with related parties as of December 31, 2025 are as follows:

Related party	Financial institutions	Categories		Credit limit	Borrowings amount
				(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		1,000,000	1,000,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		400,000	400,000
Key management personnel	Woori Bank	Corporate operating borrowings (*4)		800,000	785,000
Key management personnel	KB Kookmin Bank	overdraft loan (*5)		300,000	277,687
Key management personnel	MG Community Credit Cooperatives	Corporate operating borrowings (*6)		3,000,000	3,000,000
Total			₩	7,500,000	5,462,687

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by Cho HyeongSeok, CEO of Play Company.
(*2)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by Jung BoRam, CEO of Play F&B Co., Ltd.
(*3)	The Company is provided a building as collateral of Korean Won 480,000 thousand for the borrowings by Jung BoRam, CEO of Play F&B Co., Ltd.
(*4)	The Company is provided a joint guarantee of Korean Won 960,000 thousand by Park, UnKyoung, CEO of the LAMP.
(*5)	The Company is provided a joint guarantee of Korean Won 330,000 thousand by Choi, Pyeungho, CEO of the Solaire.
(*6)	The Company is provided a joint guarantee of Korean Won 3,600,000 thousand by Choi, Pyeungho, CEO of the Solaire.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cho HyeongSeok, CEO of Play Company provides a joint guarantee for the vehicle lease to Mirae Asset Securities as of December 31, 2025.

Commitments the Company has entered into with related parties as of December 31, 2024 are as follows:

Related party	Financial institutions	Categories		Credit limit	Borrowings amount
				(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Revolving credit (*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		1,000,000	1,000,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		400,000	400,000
Key management personnel	Shinhan Bank	Revolving credit (*5)		500,000	-
Total			₩	4,400,000	1,900,000

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by Cho HyeongSeok, CEO of Play Company.
(*2)	The Company is provided a joint guarantee of Korean Won 458,526 thousand by Cho HyeongSeok, CEO of Play Company.
(*3)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by Jung BoRam, CEO of Play F&B Co., Ltd.
(*4)	The Company is provided a building as collateral of Korean Won 480,000 thousand by Jung BoRam, CEO of Play F&B Co., Ltd.
(*5)	The Company is provided a joint guarantee of Korean Won 600,000 thousand by Cho HyeongSeok, CEO of Play Company.

Cho HyeongSeok, CEO of Play Company provides a joint guarantee for the vehicle lease to Mirae Asset Securities as of December 31, 2024.

F.	Key management personnel compensation

The compensation for the key management personnel for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025	2024	2023
		(In thousands of Korean won)
Short-term employee benefits	₩	4,578,094	1,185,704	1,426,806
Post-employment benefits		719,179	270,695	279,982
Share-based payments		25,636,854	(135,095)	38,530
Total	₩	30,934,127	1,321,304	1,745,318

Compensation of the Company’s key management personnel includes salaries, non-cash benefits, contributions to a post-employment defined benefit plan, and defined contribution plan and measurement of liabilities related to shareholders’ agreement

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38. Subsequent events

A.	Acquisition of new subsidiaries

On March 11, 2026, the Company completed the acquisition of a 42.25% controlling interest in Hansol Inticube Co., Ltd., an AI language and software development company, for a total initial consideration of approximately Korean Won 15,000,337 thousand consisting of 5,864,088 shares of Hansol Inticube’s common stock.

On January 26, 2026, the Company completed the acquisition of a 55% controlling interest in Rabbit Walk Co., Ltd.

The consideration consisted of the issuance of 2,633,753 common shares of the Company at a price of $2.50 per share.

The transaction includes contingent consideration of up to 3,000,000 additional common shares, which are subject to the achievement of certain performance conditions.

The purchase price allocation to assets acquired and liabilities assumed allocation to assets and liabilities is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive calculation.

B.	Extension of maturity date of short-term borrowings

On February 27, 2026, Play F&B Co., Ltd. entered into an amendment to extend the maturity date of the short-term borrowing of Korean Won 1,000,000 thousand to February 27, 2027, and to revise the applicable interest rate from 6.775% to 9.438%.

On March 23, 2026, The LAMP Co., Ltd. entered into an amendment to extend the maturity date of the short-term borrowing of Korean Won 690,000 thousand to September 22, 2026, and to revise the applicable interest rate from CD+12.33% to CD+12.63%.

On May 7, 2026, The LAMP Co., Ltd. entered into an amendment to extend the maturity date of the short-term borrowing of Korean Won 441,000 thousand to May 7, 2027, and to revise the applicable interest rate from CD+3% to CD+2.36%.

C.	Notice from the Nasdaq Stock Market

On January 22, 2026, the Company received a notice from The Nasdaq Stock Market LLC indicating that its market value of listed securities was below $50,000,000 for the period from November 25, 2025 to January 20, 2026. The Company was provided a compliance period of 180 calendar days, expiring on July 21, 2026. On February 18, 2026, the Company received confirmation that its market value of listed securities was at least $50,000,000 for the period from January 20, 2026 to February 17, 2026, and the matter was closed.

On January 7, 2026, the Company received a notice from The Nasdaq Stock Market LLC indicating that it did not meet the minimum bid price requirement of $1.00 per share for the period from November 20, 2025 to January 6, 2026. The Company was provided a compliance period of 180 calendar days, expiring on July 6, 2026, to regain compliance. If the Company does not regain compliance within this period, it may be eligible for an additional compliance period of 180 calendar days, subject to meeting applicable listing requirements.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

D.	Conversion of convertible notes

In January 2026, the Company received notices of conversion from Anson Investments Master Fund LP and Anson East Master Fund LP in connection with the convertible notes.

Accordingly, the Company issued an aggregate of 4,824,273 common shares upon conversion, including 3,857,634 shares to Anson Investments Master Fund LP and 966,639 shares to Anson East Master Fund LP.

In March 2026, the Company received notices of conversion from Loeb & Loeb LLP in connection with the convertible notes. Accordingly, the Company issued an aggregate of 1,952,662 common shares upon conversion and the note was cancelled in its entirety.

E.	Borrowings of Play Company

On March 25, 2026, Play Company entered into the loan agreement with Hana Bank in the amount of Korean Won 5,000,000 thousand, bearing interest at a variable annual rate equal to three-month Certificate of Deposit plus 2.396%. This borrowing is collateralized by 65,000 common shares of Playverse and 5,864,088 common shares of Hansol Inticube.

F.	Amendment to Security Purchase Agreement and disposal of Play Company

On April 29, 2026, the Company entered into the amendment to Security Purchase Agreement. Pursuant to the agreement, the Company liquidated 88 Bitcoins and repaid part of Convertible notes issued to Anson Investments Master Fund LP and Anson East Master Fund LP. As a result of the liquidation, $6,952,000 was recovered and total loss of $2,863,108 incurred due to the investment in Bitcoins. It was also agreed that Proceeds from sale of additional securities should be used not only for the purchase of Digital Assets but for investments in AI infrastructure assets.

As part of the transition to AI infrastructure business, on April 28,2026, the Board resolved rescission and termination of the Share Purchase Agreement relating to Play Company Co., Ltd. The final closing of the transaction is subject to shareholders’ approval.